Filed Pursuant to Rule 424(b)(4)
Registration No. 333-229630

36,666,667 Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Levi Strauss & Co. We are offering 9,460,557 shares of Class A common stock. The selling stockholders identified in this prospectus are offering an additional 27,206,110 shares of Class A common stock. We will not receive any proceeds from the sale of Class A common stock being sold by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock is $17.00 per share. Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol “LEVI.”

We have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of its holder and will be automatically converted into one share of Class A common stock upon transfer, subject to certain exceptions. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, directors and their respective affiliates, will be reclassified into shares of Class B common stock immediately prior to this offering. Following this offering, the holders of outstanding shares of Class B common stock will hold approximately 99% of the voting power of our outstanding capital stock.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 20 for factors you should consider before investing in our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$17.00	$623,333,339
Underwriting discounts and commissions(1)	$0.9138	$33,504,167
Proceeds, before expenses, to us(1)	$13.4585	$127,325,302
Proceeds, before expenses, to the selling stockholders(1)	$17.00	$462,503,870

(1)

We have agreed to pay certain expenses in connection with this offering on behalf of the selling stockholders, including all underwriting discounts and commissions applicable to the sale of shares of Class A common stock by the selling stockholders. See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 5,500,000 shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions.

Goldman Sachs & Co. LLC		J.P. Morgan
BofA Merrill Lynch	Morgan Stanley	Evercore ISI

BNP PARIBAS	Citigroup	Guggenheim Securities	HSBC

Drexel Hamilton	Telsey Advisory Group	The Williams Capital Group, L.P.

Prospectus dated March 20, 2019.

Prospectus

Through and including April 14, 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Class A common stock.

For investors outside the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of Class A common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should carefully read this entire prospectus, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Levi Strauss & Co.,” “Levi Strauss,” the “company,” “we,” “us,” “our” or similar terms refer to Levi Strauss & Co. and its consolidated subsidiaries.

We use a 52- or 53-week fiscal year, with each fiscal year ending on the Sunday that is closest to November 30 of that year. Certain of our foreign subsidiaries have fiscal years ending on November 30. Each fiscal year generally consists of four 13-week quarters, with each quarter ending on the Sunday that is closest to the last day of the last month of that quarter. Each of fiscal years 2018, 2017, 2016 and 2015 included 52 weeks of operations, with each quarter consisting of 13 weeks. Fiscal year 2014 included 53 weeks of operations, with the fourth quarter consisting of 14 weeks and each other quarter consisting of 13 weeks. Unless the context otherwise requires or as otherwise noted, all references in this prospectus to quarters and years refer to our fiscal quarters and fiscal years, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Information Presentation—Fiscal Year.”

Levi Strauss & Co.

Our mission is to be, and be seen as, the world’s best apparel company and one of the best performing companies in any industry.

We are an iconic American company with a rich history of profitable growth, quality, innovation and corporate citizenship. Our story began in San Francisco, California in 1853 as a wholesale dry goods business. We invented the blue jean 20 years later. Today we design, market and sell products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories for men, women and children around the world under our Levi’s, Dockers, Signature by Levi Strauss & Co. and Denizen brands. With $5.6 billion in net revenues and sales in more than 110 countries in fiscal year 2018, we are one of the world’s leading apparel companies, with the Levi’s brand having the highest brand awareness in the denim bottoms category globally.

Our founder, Levi Strauss, was committed to integrity, philanthropy and good corporate citizenship. To this day, we continue to operate our company with these values through an approach we call “profits through principles.” It means never choosing easy over right. It means doing business in an ethical way and ensuring that the people who make our products are treated fairly. It means sourcing in a responsible manner and investing in innovative and more sustainable ways to make our products. Finally, it means using our influence as a successful business with global reach and powerful brands to advocate for social good and to give back to our communities.

Our business is operated through three geographic regions that comprise our three reporting segments: the Americas, Europe and Asia, which includes the Middle East and Africa. We service consumers through our global infrastructure, developing, sourcing and marketing our products around the world. Our Americas, Europe and Asia segments contributed 55%, 29% and 16%, respectively, of our net revenues in fiscal year 2018.

Our iconic, enduring brands are brought to life every day around the world by our talented and creative employees and partners. The Levi’s brand epitomizes classic, authentic American style and effortless cool. We have cultivated Levi’s as a lifestyle brand that is inclusive and democratic in the eyes of consumers while offering products that feel exclusive, personalized and original. This approach has enabled the Levi’s brand to evolve with the times and continually reach a new, younger audience, while our rich heritage continues to drive relevance and appeal across demographics. The Dockers brand helped drive “Casual Friday” in the 1990s and has been a cornerstone of casual menswear for more than 30 years. The Signature by Levi Strauss & Co. and Denizen brands, which we developed for value-conscious consumers, offer quality craftsmanship and great fit and style at affordable prices.

We recognize wholesale revenue from sales of our products through third-party retailers such as department stores, specialty retailers, leading third-party eCommerce sites and franchise locations dedicated to our brands. We also sell our products directly to consumers through a variety of formats, including our own company-operated mainline and outlet stores, company-operated eCommerce sites and select shop-in-shops located in department stores and other third-party retail locations. As of January 30, 2019, our products were sold in over 50,000 retail locations, including approximately 3,000 brand-dedicated stores and shop-in-shops. As of January 30, 2019, we had 831 company-operated stores and approximately 500 company-operated shop-in-shops.

The vision and leadership of our management team, the sustained strength of our brands and our ability to scale our operations profitably while driving strong commercial execution across our three regions have resulted in robust financial performance. When our current management team joined our company starting in 2011, they implemented new revenue and profit growth strategies that remain in place today. These strategies are focused on delivering consistent profitable growth and a strong return on investment. We are seeing the positive results of these growth strategies and management’s disciplined approach. Net revenues have grown from $4.8 billion in fiscal year 2011 to $5.6 billion in fiscal year 2018, representing a compound annual growth rate, or CAGR, of 2.3%. Net income has grown from $135 million in fiscal year 2011 to $285 million in fiscal year 2018, representing a CAGR of 11.3%.

Fiscal year 2017 marked an inflection point for our business in terms of year-over-year net revenues growth, and this momentum has continued through fiscal year 2018. Highlights of our results of operations in fiscal years 2018 and 2017 include:

	Year Ended
	November 25, 2018	November 26, 2017
Change from Prior Year
Net revenues	14%	8%
Gross margin	151 basis points	110 basis points
Operating income	15%	1%(1)

(1)

Our operating income in fiscal year 2017 reflects higher selling expenses associated with the growth and expansion of our direct-to-consumer, or DTC, channel and increased spending on advertising and promotions as a result of our launching new advertising campaigns and brand-building initiatives.

In addition, we have significantly improved our balance sheet over the last several years. From November 27, 2011 to November 25, 2018, our total debt decreased from $1.97 billion to $1.05 billion, and our leverage ratio decreased from 3.8x to 1.5x. For additional information regarding leverage ratio, which is a financial measure not prepared in conformity with generally accepted accounting principles in the United States, or GAAP, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Competitive Strengths

The apparel industry is experiencing significant changes in how and where consumers shop for products, impacting the entire apparel value chain. We believe we are well-positioned to succeed in this environment due to the following strengths:

Iconic brands with deep heritage, superior product quality and a culture of innovation.

With a rich history spanning over 165 years, we offer products of exceptional quality at accessible prices. Levi’s is one of the most recognizable consumer brands in the world and the #1 brand globally in jeanswear (measured by total retail sales). Levi’s is an authentic and original lifestyle brand that has expanded beyond men’s jeans into women’s jeans and multiple product categories. Consumers around the world instantly recognize the distinctive traits of Levi’s jeans—the double arc stitching on the back pocket, known as the Arcuate Stitching Design, and the red fabric tab stitched into the right back pocket, known as the Red Tab Device. Building upon this rich history, we continue to innovate our product offerings to meet the evolving tastes of today’s consumers. For example, in recent years we have introduced new tapered fits in men’s jeans and a new stretch and fit system for our Dockers khaki pants. In addition, we relaunched our Levi’s women’s jeans business in fiscal year 2015, resulting in a number of new styles, and from fiscal year 2015 to fiscal year 2018, our women’s jeans net revenues grew at a CAGR of 14%. Our Eureka Innovation Lab, an in-house creative space in San Francisco, California dedicated to research, design, creative development and advanced product prototypes, is responsible for delivering cutting-edge advancements for our company and the industry, with an emphasis on fit, finish and fabric. For example, the 4-way stretch fabric underpinning our 2015 Levi’s women’s jeans relaunch was developed at Eureka.

Unique connection with our consumers.

Over the last two years, we have significantly increased the level of marketing support for our brands. This disciplined investment in brand-building is a key driver of the inflection in our financial performance that occurred in fiscal year 2017. In 2014, we launched a global brand campaign called “Live in Levi’s,” reflecting that many of our consumers’ greatest moments take place while they are wearing their favorite pair of Levi’s. As part of this ongoing campaign, our “Circles” TV and online ad was one of the top ten most-watched ads on YouTube in 2017, with over 25 million views to date.

We also maintain a leading presence at significant cultural events around the world such as music festivals and sporting events, which have put the Levi’s brand back at the center of culture. In 2013, we secured the naming rights to the new stadium for the San Francisco 49ers, allowing us to connect with sports and music fans across the world. In February 2016, Super Bowl 50 at Levi’s Stadium was one of the most-watched programs in TV history. In April 2018, our Levi’s cutoff shorts, worn by Beyoncé during her headline performance at the Coachella music festival, were deemed the “ultimate Coachella clothing item” by People magazine, with Coachella generating approximately 5.8 billion global impressions for the Levi’s brand.

We are also leading the way in customization and personalization, areas that we believe are increasingly important to today’s consumers. We developed an experiential in-store Tailor Shop concept in which, in select stores, consumers can alter or customize their own jeans and trucker jackets by adding personalized stitching and patches. In addition, we generate exposure through selective collaborations with key influencers such as Justin Timberlake, with whom we launched a 20-piece capsule collection in the fall of 2018, and with popular brands such as Nike’s Air Jordan. Our second collaboration with Air Jordan in the summer of 2018 generated over one billion global impressions and sold out in minutes.

Robust, diversified business model across multiple regions, channels and categories.

We have a diversified business model that spans our three regions, a robust presence across both our wholesale and direct-to-consumer, or DTC, channels and an established market share position in jeans, non-jeans bottoms and tops for both men and women. In fiscal year 2018, 20% of our net revenues were from tops, 74% of our net revenues were from bottoms, and 6% of our net revenues were from footwear and accessories. In fiscal year 2015, 11% of our net revenues were from tops, 83% of our net revenues were from bottoms, and 6% of our net revenues were from footwear and accessories. The continued geographic and channel diversification of our business has contributed to improvements in our gross margin.

Our Europe and Asia segments represented 29% and 16% of our net revenues, respectively, in fiscal year 2018, as compared to 23% and 17% of our net revenues, respectively, in fiscal year 2015, demonstrating the geographical diversification of our business.

Our wholesale channels, excluding franchise stores, generated 57% and 62% of our net revenues in fiscal years 2018 and 2015, respectively. Franchise stores (which are part of our wholesale channels) generated 7% and 8% of our net revenues in fiscal years 2018 and 2015, respectively. Sales to our top ten wholesale customers accounted for 27% and 28% of our net revenues in fiscal year 2018 and in fiscal year 2017, respectively. No single customer represented 10% or more of our net revenues in either of these years. Sales through our DTC channel have increased from 29% of our net revenues in fiscal year 2015 to 35% of our net revenues in fiscal year 2018, with growth at a CAGR of 14%. Our DTC channel also experienced 18% year-over-year net revenues growth from fiscal year 2017 to fiscal year 2018. Of sales through our DTC channel: sales from our company-operated mainline and outlet stores represented 26% of our net revenues in fiscal year 2018, as compared to 22% of our net revenues in fiscal year 2015; sales from our shop-in-shops represented 5% of our net revenues in fiscal year 2018, as compared to 4% of our net revenues in fiscal year 2015; and sales from our company-operated eCommerce sites represented 4% of our net revenues in fiscal year 2018, as compared to 3% of our net revenues in fiscal year 2015.

We are dedicated to expanding product category offerings that are underdeveloped for us today and that we believe can continue to drive organic business growth. For example, our tops category has increased from 11% of our net revenues in fiscal year 2015 to 20% of our net revenues in fiscal year 2018, with growth at a CAGR of 31%, and women’s sales increased from 20% of our net revenues in fiscal year 2015 to 29% of our net revenues in fiscal year 2018, with growth at a CAGR of 21%, driven by our women’s jeans relaunch and product category diversification efforts. Net revenues from men’s sales grew at a CAGR of 4% over the same period.

Strong global operating infrastructure.

Our presence in more than 110 countries enables us to leverage our global scale for product development and sourcing while using our local expertise to tailor products and retail experiences to individual markets. In addition, our integrated production development and distribution platform enables us to achieve operating efficiencies and deliver superior quality products. In fiscal year 2018, we announced Project F.L.X. (Future-Led Execution), an approach that uses lasers in a new way to reduce finishing time and increase our operational agility, reducing lead time from more than six months to as fast as weeks or days in some cases. In fiscal year 2018, we sourced products from independent contractors located in approximately 23 countries around the world, with no single country accounting for more than 20% of our sourcing by unit volume. By leveraging our flexible supply chain and global operating infrastructure, we are able to more quickly respond to consumer and customer demands, scale operations across diverse geographies and sales channels, shorten product development cycles and adapt to changing economic and political conditions, including new trade policies.

Values-driven company with an unwavering commitment to corporate citizenship.

Throughout our long history, we have upheld our strong belief that we can help shape society through civic engagement and community involvement, responsible labor and workplace practices, philanthropy, ethical conduct, environmental stewardship and transparency. The Levi Strauss Foundation, founded in 1952, is our main philanthropic arm. Its mission is to advance the human rights and well-being of underserved people in places where we have a business presence. We contribute to this foundation on an ongoing basis from the profits we generate. Across all aspects of our business, we engage in a “profits through principles” business approach and constantly strive to set higher standards for ourselves and the industry. For example, Project F.L.X. supports our position as a leader in sustainable apparel by enabling the elimination of thousands of chemical formulations from our supply chain. We were named to Fortune magazine’s “Change the World” list in 2017 and 2018 as a result of our initiatives to improve worker well-being and reduce the use of chemicals in our finishing process, respectively. Our milestone initiatives over the years include: integrating our factories prior to the enactment of the Civil Rights Act of 1964; developing a comprehensive supplier code of conduct that requires safe and healthy working conditions before such codes of conduct became commonplace among multinational apparel companies; and offering benefits to same-sex partners in the 1990s, long before most other companies.

Management team with a track record of success.

Over the last several years, our leadership team has built upon the strong foundation of our business, guiding our transformation into a more global, diversified lifestyle apparel company, driving strong financial results and improving our balance sheet. Our distinct culture and track record of success have enabled us to become a leading destination for top talent. Our Chief Executive Officer and Chief Financial Officer have been with the company for seven and six years, respectively, and most of our other key executives have worked together at the company for the last five years. Additionally, we have senior leadership in each of our operating segments to execute our growth strategy across our markets with the benefit of local knowledge and relationships.

Our Business Strategies

Our growth and financial performance over the last several years has been the result of key growth strategies adopted by our management team, each of which is described in more detail below. We will continue to aggressively pursue our global market opportunity by executing these growth strategies and continuing to innovate throughout our business.

Drive the Profitable Core. Our core includes our most profitable and cash-generating businesses. Keeping these businesses healthy and growing is critical for funding expansion in other key growth areas.

Maintain and strengthen our longstanding leadership in men’s bottoms.    We are actively focused on maintaining and strengthening our men’s bottoms business, which has been and will continue to be a key driver of our operating results. Our men’s bottoms net revenues grew 3% from fiscal year 2017 to fiscal year 2018. Our iconic 501 jean continues to be a staple in closets around the world, and we continually find ways to update this fit to appeal to new consumers and remain relevant as tastes change. We are also introducing new products, such as updated straight leg and taper styles and fabrics with added stretch for greater comfort. Enhancing the fit, finish and fabric of our existing product offerings while continuing to introduce new styles enables us to appeal to millennial consumers and to capitalize on the ongoing consumer trend toward casualization in fashion. We will continue to be nimble and respond to evolving demographics and fashion trends while retaining our authentic heritage.

Expand and strengthen our established wholesale customer base.    Our established wholesale customer base represents our largest distribution channel and will continue to represent a significant opportunity for growth. We are deepening key wholesale relationships through more targeted product assortments and a broader lifestyle offering. Despite recent challenges to chain retailers and department stores, primarily in the United States, net revenues from our top ten wholesale customers globally increased 8% year-over-year in fiscal year 2018. We are also expanding our wholesale relationships, with a focus in the United States on growing premium accounts such as Nordstrom and Bloomingdale’s. We are also growing our core business through wholesale eCommerce sites, including Amazon, where we have expanded our core product offering and established a Levi’s-branded storefront that offers consumers a curated experience similar to the one they enjoy when they visit our company-operated eCommerce sites.

Increase penetration and sales within our top five developed markets.    We manage our business by region, which enables us to respond more rapidly to opportunities presented by specific geographic markets. We continue to see growth among our top five developed markets: the United States, France, Germany, Mexico and the United Kingdom. Our net revenues in these five markets have collectively increased from $3.0 billion in fiscal year 2015 to $3.5 billion in fiscal year 2018, and net revenues in these markets grew 10% from fiscal year 2017 to fiscal year 2018. In 2018, our men’s jeans business had a #1 market share (measured by total retail sales) in four of these five markets, and in Germany we were third. Across these markets, we plan to expand via a combination of new stores, expanded wholesale relationships and an increased eCommerce presence.

Invest in marketing and advertising to increase engagement with our brands.    We expect to continue our investment in marketing and advertising, including television, digital and influencer marketing, focusing primarily on growing sales of our core product offerings and increasing engagement with all of our brands, particularly among younger consumers.

Expand for More.    We have significant opportunity to grow by expanding beyond our core business into other underpenetrated categories, markets and brands.

Develop leading positions in categories outside of men’s bottoms.    We are focusing our product design and marketing efforts to reshape our global consumer perceptions from a U.S. men’s bottoms-oriented company to a global lifestyle leader for both men and women. To this end, in the near term, we are focusing on growing our tops and women’s businesses. In fiscal year 2018 and in fiscal year 2017, our tops net revenues increased by 38% and 37%, respectively, year-over-year, reaching $1.1 billion in fiscal year 2018. While our logo T-shirt business has been a key driver of this growth, we are also seeing growth across other tops sub-categories such as fleece (sweatshirts) and trucker jackets. In fiscal year 2018 and in fiscal year 2017, our women’s net revenues increased by 29% and 25%, respectively, year-over-year, reaching over $1.6 billion in fiscal year 2018. In addition, from fiscal year 2015 to fiscal year 2018, our women’s tops net revenues grew at a CAGR of 46% and our women’s bottoms net revenues grew at a CAGR of 16%. We believe we have a long runway for growth in both our tops and women’s categories. In the longer term, we intend to increase our focus on expanding our other product categories such as footwear and outerwear. For example, from fiscal year 2015 to fiscal year 2018, our footwear and accessories net revenues grew at a CAGR of 6% and in fiscal year 2018 represented only 6% of our net revenues.

Expand presence in underpenetrated international markets.    We believe we have a significant opportunity to deepen our presence in key emerging markets, such as China, India and Brazil, to drive long-term growth. Net revenues from the United States were $2.5 billion, $2.3 billion, $2.3 billion, $2.4 billion and $2.5 billion in fiscal years 2018, 2017, 2016, 2015 and 2014, respectively, and net revenues from non-U.S. markets were $3.0 billion, $2.6 billion, $2.3 billion, $2.1 billion and $2.3 billion in fiscal years 2018, 2017, 2016, 2015 and 2014, respectively. From fiscal year 2015 to fiscal year 2018, net revenues from the United States and non-U.S. markets grew at a CAGR of 2% and 13%, respectively. China represents roughly 20% of the global apparel market, but only represented 3% of our net revenues in fiscal year 2018. We believe our new management team in China can significantly expand our business in China as we leverage a localized go-to-market strategy to open new stores and build affinity among Chinese consumers. We are a market leader in jeanswear in India and have consistently increased net revenues in the last three fiscal years across all channels, driven by eCommerce and retail growth. To support further growth, we opened our first company-operated store in India in December 2017 and launched a company-operated eCommerce platform for the country in January 2018. Brazil represented less than 1% of our net revenues in fiscal year 2018, but our net revenues in Brazil grew at a CAGR of 20% from fiscal year 2016 to fiscal year 2018.

Continue to grow and expand the presence of our value brands, Signature by Levi Strauss & Co. and Denizen.    We are targeting value-conscious consumers through our Signature by Levi Strauss & Co. and Denizen brands, which are sold through wholesale accounts. We continue to grow our business with accounts such as Walmart and Target by expanding our offering within existing doors and leveraging our relationships with these retailers to launch our value brands in international markets. In fiscal year 2018 and in fiscal year 2017, net revenues from these brands increased 28% and 21%, respectively, year-over-year.

Opportunistically pursue acquisitions.    We expect to opportunistically pursue acquisitions to supplement our strong organic growth profile and drive further brand and category diversification. We will evaluate potential acquisition opportunities with a focus on strategic acquisitions that will enhance our portfolio of brands, bolster our product category expertise or add a new operating capability while fitting well with our corporate culture and providing an attractive financial return. We assess on a regular basis the potential acquisition of franchise partners, distributors and the product categories we have under license, to enhance the consumer experience and to accelerate distribution of our brands. We believe we are well-positioned and have the financial flexibility to pursue attractive acquisition opportunities as they arise.

Strengthen Position as a Leading Omni-Channel Retailer.    We are focused on growing our DTC channel in order to better control our brands and drive meaningful connections with our consumers globally.

Continue to expand our retail presence and improve our sales productivity in existing stores.    We continue to add new, profitable retail locations in the United States and across the globe. We had 74 more company-operated stores on November 25, 2018 than we did on November 26, 2017. We are focused on creating a shopping experience that excites today’s consumers with enhanced customization and personalization through our Tailor Shops and Print Bars. We continue to focus on redesigning the shopping experience, including the opening of a new flagship store in New York City’s Times Square in November 2018. At approximately 17,000 square feet, this is our largest mainline store. Additionally, we are continuing to implement integrated omni-channel and digital capabilities across our store fleet. We have updated our systems to enable customers to return products in-store that they purchased through our websites and allow our sales associates to place orders in store when desired fits or sizes are not available. Over the last year, we have also been rolling out a new RFID inventory management system to improve operations and help us test the effectiveness of different store layouts and assortments.

Drive eCommerce growth through global presence and superior consumer experience.    We have been focused on building out our eCommerce sites across geographies while also upgrading the foundation of our sites in key geographies such as the United States and

Europe in order to deliver a better user experience. As of January 30, 2019, we had 43 branded websites, with a total of 180 million visits in fiscal year 2018. In addition, we are incubating a portfolio of innovative eCommerce features that further enhance consumer experience and demonstrate our leadership in fit and style in an online forum. For example, in 2017 we rolled out “Ask Indigo,” an AI-powered stylebot, to help guide consumers to the products that best fit their needs, just as an associate would in a brick-and-mortar store. We are continually testing and refining these features to help drive increased traffic, conversion and order size. We also recently rolled out an online program that enables consumers to customize trucker jackets, logo T-shirts and other products just as they would in-store. We expect to continue to build out this online customization offering by giving consumers the ability to create men’s and women’s denim bottoms, leveraging Project F.L.X. technology, scheduled to start in the United States this fall. Net revenues from our company-operated eCommerce sites increased 18% year-over-year in fiscal year 2018 and 22% year-over-year in fiscal year 2017.

Enhance Operational Excellence.    We seek out operational improvements that leverage our scale to unlock efficiencies throughout our organization and enable us to respond quickly to changing market dynamics.

Improve operations by leveraging our scale and consolidating end-to-end accountability. We have ongoing initiatives to reduce inefficiency and increase profitability in our business. Our key efforts include leveraging our global scale to drive supply chain savings, end-to-end planning efforts to manage inventory more efficiently and a focus on driving continuous organizational efficiencies. These efforts, along with channel and geographical mix shifts, drove a gross margin of 53.8% through fiscal year 2018, which represents a 329 basis point increase since fiscal year 2015. We are in the process of implementing a new enterprise resource planning system that will strengthen our data and analysis capabilities. We are also planning to upgrade our distribution centers and improve our distribution networks in the United States and Europe to ensure we are prepared for future growth.

Improve flexibility and ability to respond to changing fashion and consumer trends.    We are taking steps to shorten our time to market in order to better meet the rapidly evolving needs of our customers and consumers. For example, Project F.L.X. increases operational agility in our men’s and women’s bottoms businesses and improves inventory management by enabling us to make final decisions on the mix of styles for our denim products closer to the time of sale. We have also added shorter go-to-market processes in categories such as tops in order to forecast and buy inventory more effectively, leading to higher sell through rates and less marked down product.

Recent Developments

Set forth below are preliminary estimates of certain unaudited financial information for the three months ended February 24, 2019 and actual unaudited financial results for the three months ended February 25, 2018. Our actual results for the three months ended February 24, 2019 will not be available until after the completion of this offering. We have provided ranges, rather than specific amounts, for the preliminary estimates primarily because our financial closing and review procedures for the three months ended February 24, 2019 are not yet complete. The estimated ranges are preliminary and have not been audited or reviewed and are thus inherently uncertain and subject to change as we complete our financial closing and review procedures for the three months ended February 24, 2019. We are in the process of completing these closing and review procedures and, while we currently expect that our final results will be consistent with the preliminary estimates set forth below, such final results may differ materially from the preliminary estimates as a result of various factors, including those that are set forth under “Risk Factors” and “Special Note Regarding Forward-

Looking Statements.” The preliminary estimates are not necessarily indicative of the results to be achieved for the remainder of fiscal year 2019 or any future period.

The preliminary estimates set forth below have been prepared by, and are the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimates. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

	Three Months Ended
	February 24, 2019 (Estimated)		February 25, 2018 (Actual)
(in millions)	Low	High
Net revenues	$1,420	$1,435	$1,343.7
Net income	130	146	(18.6)
Other Financial and Operating Data
Adjusted EBIT	$195	$205	$179.4
Adjusted Net Income	136	149	83.5

For the three months ended February 24, 2019, we estimate net revenues in the range of $1,420 million to $1,435 million, representing an increase in the range of 6% to 7% over the three months ended February 25, 2018 (10% to 11% on a constant-currency basis). Net revenues are estimated to increase on both reported and constant-currency bases, with currency translation impacting net revenues unfavorably by $48 million, for the three months ended February 24, 2019 as compared to the prior year period. The estimated increase in net revenues is due to strong performance across all regions and channels.

For the three months ended February 24, 2019, we estimate net income in the range of $130 million to $146 million. Prior year net loss of $19 million was the result of a $136 million provisional non-cash tax charge, including a $99 million re-measurement of our deferred tax assets and liabilities at lower rates and a $37 million one-time transition tax on undistributed foreign earnings, each as a result of the enactment of the 2017 Tax Cuts and Jobs Act, or the Tax Act.

For the three months ended February 24, 2019, we estimate Adjusted EBIT in the range of $195 million to $205 million, representing an increase in the range of 9% to 14% over the three months ended February 25, 2018. Currency translation impacted Adjusted EBIT for the three months ended February 24, 2019, unfavorably by $9 million.

For the three months ended February 24, 2019, we estimate Adjusted Net Income in the range of $136 million to $149 million, representing an increase in the range of 63% to 78% over the three months ended February 25, 2018.

Adjusted EBIT, Adjusted Net Income and constant-currency net revenues are non-GAAP financial measures used by management to measure our operating performance. For more information on these non-GAAP financial measures, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

The following table provides a preliminary reconciliation of preliminary estimated net income, the most directly comparable financial measure calculated in accordance with GAAP, to preliminary estimated Adjusted EBIT for the three months ended February 24, 2019, and a reconciliation of actual net income to actual Adjusted EBIT for the three months ended February 25, 2018.

	Three Months Ended
	February 24, 2019 (Estimated)		February 25, 2018 (Actual)
(in millions)	Low	High
Net income	$130	$146	$(18.6)
Income tax expense	35	39	167.6
Interest expense	19	16	15.5
Loss on early extinguishment of debt	—	—	—
Other (income) expense, net (1)	3	—	9.6
Charges related to the transition to being a public company (2)	2	—	—
Impact of changes in fair value on cash-settled stock based compensation (3)	6	4	5.0
Restructuring and related charges, severance and asset impairment charges, net	—	—	0.3
Pension and postretirement benefit plan curtailment and net settlement losses (gains) (4)	—	—	—

Adjusted EBIT	$195	$205	$179.4

(1)

For the three months ended February 24, 2019, other (income) expense, net includes an estimated $4 million of net periodic benefit costs, primarily interest cost and expected return on plan assets as a result of our adoption of ASU No. 2017-10 in the three months ended February 24, 2019. For the three months ended February 25, 2018, the adoption of ASU No. 2017-10 has not been reflected. Upon adoption of ASU No. 2017-10, the impact to Adjusted EBIT for the three months ended February 25, 2018 will be an increase of $0.8 million.

(2)	Includes fees and expenses in connection with our transition to being a public company, including incremental consulting fees associated with being a public company.
(3)

Includes the impact of the changes in fair value of our Class B common stock following the grant date on cash-settled awards, which are classified as liabilities. Following this offering, we anticipate that we will no longer grant cash-settled awards and will instead grant stock-settled awards to our employees. As a result, the liabilities and stock-based compensation expense subject to the variability of the fair market value at the end of each reporting period would be replaced by stock-based compensation expense based on the grant-date fair value of the awards.

(4)	Includes non-cash pension curtailment and settlement charges.

The following table provides a preliminary reconciliation of preliminary estimated net income, the most directly comparable financial measure calculated in accordance with GAAP, to preliminary estimated Adjusted Net Income for the three months ended February 24, 2019, and a reconciliation of actual net income to actual Adjusted Net Income for the three months ended February 25, 2018.

	Three Months Ended
	February 24, 2019 (Estimated)		February 25, 2018 (Actual)
(in millions)	Low	High
Net income	$130	$146	$(18.6)
Loss on early extinguishment of debt	—	—	—
Charges related to the transition to being a public company (1)	2	—
Impact of changes in fair value on cash-settled stock based compensation (2)	6	4	5.0
Restructuring and related charges, severance and asset impairment charges, net	—	—	0.3
Pension and postretirement benefit plan curtailment and net settlement losses (gains)(3)	—	—	—
Remeasurement of deferred tax assets and liabilities (4)	—	—	99.2
Tax impact of adjustments (5)	(2)	(1)	(2.4)

Adjusted Net Income	$136	$149	$83.5

(1)	Includes fees and expenses in connection with our transition to being a public company, including incremental consulting fees associated with being a public company.
(2)

Includes the impact of the changes in fair value of our Class B common stock following the grant date on cash-settled awards, which are classified as liabilities. Following this offering, we anticipate that we will no longer grant cash-settled awards and will instead grant stock-settled awards to our employees. As a result, the liabilities and stock-based compensation expense subject to the variability of the fair market value at the end of each reporting period would be replaced by stock-based compensation expense based on the grant-date fair value of the awards.

(3)	Includes non-cash pension curtailment and settlement charges.
(4)	Represents the impact of the re-measurement of our deferred tax assets and liabilities based on the lower rates at which they are expected to reverse in the future as a result of the Tax Act.
(5)

For the three months ended February 24, 2019 income tax impact of such adjustments, we utilize an effective tax rate equal to our estimated income tax expense divided by our estimated income before income taxes. For the three months ended February 25, 2018, we utilize an effective tax rate equal to our income tax expense divided by our income before income taxes, as reflected in our statement of operations for the relevant period, excluding from income tax expense the effect of the $99 million re-measurement described in footnote (4) above. The effective tax rates reflected above are 21% for the three months ended February 24, 2019 and 46% for the three months ended February 25, 2018.

The following table sets forth the preliminary calculation of preliminary estimated net revenues for the three months ended February 24, 2019, as compared to net revenues on a constant-currency basis for the three months ended February 25, 2018. We calculate constant-currency amounts by translating local currency amounts in the prior-year period at actual foreign exchange rates for the current period.

	February 24, 2019 (Estimated)		% Increase (Decrease) Over Prior Year (Estimated)		February 25, 2018 (Actual)
(in millions)	Low	High	Low	High
Total net revenues:
As reported	$1,420	$1,435	6%	7%	$1,343.7
Impact of foreign currency exchange rates	—	—	—	—	(47.7)

Constant-currency net revenues	$1,420	$1,435	10%	11%	$1,296.0

Risk Factors

Investing in our Class A common stock involves risks, which are discussed more fully under “Risk Factors.” You should carefully consider all the information in this prospectus, including under “Risk Factors,” before making an investment decision. These risks include, but are not limited to, the following:

•	our success depends on our ability to maintain the value and reputation of our brands;

•

we depend on a group of key wholesale customers for a significant portion of our revenues, and a significant adverse change in a customer relationship or in a customer’s performance or financial position could harm our business and financial condition;

•

our efforts to expand our retail business through company-operated stores and eCommerce sites, and franchisee and other brand-dedicated store models may not be successful, which could impact our operating results;

•	unexpected obstacles in new markets may limit our expansion opportunities and cause our business and growth to suffer;

•

our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contract manufacturers to perform, could harm our sales, service levels and reputation;

•	our success depends on the continued protection of our trademarks and other proprietary intellectual property rights;

•	future acquisitions of and investments in new businesses could impact our business and financial condition;

•	our revenues are influenced by economic conditions that impact consumer spending;

•	intense competition in the global apparel industry could lead to reduced sales and prices;

•	the success of our business depends upon our ability to forecast consumer demand and market conditions and offer on-trend and new and updated products at attractive price points;

•	our business is subject to risks associated with sourcing and manufacturing overseas and foreign currency risks, as well as risks associated with potential tariffs or a global trade war; and

•	descendants of the family of Levi Strauss have the ability to control the outcome of matters submitted for stockholder approval, which will limit your ability to influence corporate matters.

Corporate Information

We were founded in San Francisco, California in 1853 and were incorporated in Delaware in 1970. We were a privately-held company until 1971, at which time we became a publicly-traded company. We returned to being a privately-held company in 1985 through a leveraged buyout and have been a privately-held company ever since. We conduct our operations outside the United States through directly- and indirectly-owned foreign subsidiaries. We have headquarter offices in San Francisco, Brussels and Singapore. Our principal executive offices are located at 1155 Battery Street, San Francisco, California 94111, and our telephone number is (415) 501-6000. Our website address is www.levistrauss.com. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus.

“Levi Strauss & Co.,” “Levi Strauss,” “Levi’s,” “Dockers,” “501,” “Signature by Levi Strauss & Co.,” “Denizen,” the Levi Strauss logo, and other trademarks or service marks of Levi Strauss & Co. appearing in this prospectus are the property of Levi Strauss & Co. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus generally appear without the ® or ™ symbols.

The Offering

Class A common stock offered by us	9,460,557 shares

Class A common stock offered by the selling stockholders	27,206,110 shares

Class A common stock to be outstanding after this offering	36,666,667 shares

Class B common stock to be outstanding after this offering	348,822,320 shares

Total Class A common stock and Class B common stock to be outstanding after this offering	385,488,987 shares

Option to purchase additional shares of Class A common stock offered by us	5,500,000 shares

Use of proceeds	We estimate that we will receive net proceeds of approximately $120.5 million (or approximately $209.0 million if the underwriters exercise their option to purchase additional shares of Class A common stock from us in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility and create a public market for our Class A common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any plans to do so. See “Use of Proceeds.”

Voting rights	Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer.

Each share of Class A common stock will be entitled to one vote and each share of Class B common stock will be entitled to ten votes.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect upon the completion of this offering. Each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of its holder and will be automatically converted into one share of Class A common stock upon transfer, subject to certain exceptions.

Following this offering, the holders of outstanding shares of Class B common stock will hold approximately 99% of the voting power of our outstanding capital stock and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See “Description of Capital Stock.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

NYSE symbol	“LEVI”

The numbers of shares of Class A common stock and Class B common stock that will be outstanding following this offering are based on no shares of Class A common stock and 376,028,430 shares of Class B common stock outstanding as of November 25, 2018, and excludes:

•

18,943,100 shares of Class B common stock issuable pursuant to restricted stock units, or RSUs, and stock appreciation rights, or SARs, granted under our 2016 Equity Incentive Plan, or 2016 EIP, that were outstanding as of November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•	895,560 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP after November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•

40,000,000 shares of Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan, or 2019 EIP, which will become effective in connection with this offering, as more fully described under “Equity Compensation—Elements of Compensation—Long-Term Incentives”; and

•	12,000,000 shares of our Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with this offering.

In addition, unless otherwise indicated, the information in this prospectus reflects and assumes the following:

•	the completion of the ten-for-one stock split of our common stock that became effective on March 4, 2019;

•

the reclassification of our outstanding common stock into an equal number of shares of Class B common stock and the authorization of our Class A common stock, each of which will occur prior to the completion of this offering;

•	the conversion of the shares of Class B common stock sold by the selling stockholders into an equal number of shares of Class A common stock upon the sale thereof in this offering;

•	no exercise by the underwriters of their option to purchase additional shares of Class A common stock; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur prior to the completion of this offering.

Summary Consolidated Financial Data

The summary consolidated statements of income data and summary consolidated statements of cash flow data for fiscal years 2018, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of income data and summary consolidated statements of cash flow data for fiscal years 2015 and 2014 have been derived from our audited consolidated financial statements not included in this prospectus, with the exception of earnings per common share attributable to common stockholders and weighted-average common shares outstanding, which are unaudited and were not historically included in our audited financial statements.

Our historical results are not necessarily indicative of future operating results. Because this table is a summary and does not provide all of the data contained in our consolidated financial statements, it should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014
	(in thousands, except share and per share data)
Consolidated Statements of Income Data:
Net revenues	$5,575,440	$4,904,030	$4,552,739	$4,494,493	$4,753,992
Cost of goods sold	2,577,465	2,341,301	2,223,727	2,225,512	2,405,552

Gross profit	2,997,975	2,562,729	2,329,012	2,268,981	2,348,440
Selling, general and administrative expenses(1)	2,460,915	2,095,560	1,866,493	1,823,863	1,906,164
Restructuring, net	—	—	312	14,071	128,425

Operating income	537,060	467,169	462,207	431,047	313,851
Interest expense	(55,296)	(68,603)	(73,170)	(81,214)	(117,597)
Loss on early extinguishment of debt	—	(22,793)	—	(14,002)	(20,343)
Other income (expense), net	18,258	(26,992)	18,223	(25,433)	(22,057)

Income before taxes	500,022	348,781	407,260	310,398	153,854
Income tax expense	214,778	64,225	116,051	100,507	49,545

Net income	285,244	284,556	291,209	209,891	104,309

Net (income) loss attributable to noncontrolling interest	(2,102)	(3,153)	(157)	(455)	1,769

Net income attributable to Levi Strauss & Co.	$283,142	$281,403	$291,052	$209,436	$106,078

Earnings per common share attributable to common stockholders:
Basic	$0.75	$0.75	$0.78	$0.56	$0.28

Diluted	$0.73	$0.73	$0.76	$0.55	$0.28

Weighted-average common shares outstanding:
Basic	377,139,847	376,177,350	375,141,560	374,831,820	374,773,000

Diluted	388,607,361	384,338,330	382,852,950	384,122,020	380,596,080

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014
	(in thousands, except share and per share data)
Consolidated Statements of Cash Flow Data:
Net cash flow provided by (used for):
Operating activities	$420,371	$525,941	$306,550	$218,332	$232,909
Investing activities	(179,387)	(124,391)	(68,348)	(80,833)	(71,849)
Financing activities	(148,224)	(151,733)	(173,549)	(94,895)	(341,676)
Other Financial Data:
Net income margin(2)	5.1%	5.8%	6.4%	4.7%	2.2%
Adjusted EBIT(3)	$586,402	$488,949	$479,566	$479,180	$507,611
Adjusted EBIT margin(4)	10.5%	10.0%	10.5%	10.7%	10.7%
Adjusted net income(5)	$418,478	$320,928	$303,621	$251,894	$249,466
Adjusted net income margin(6)	7.5%	6.5%	6.7%	5.6%	5.2%
Adjusted free cash flow(7)	$94,945	$284,386	$158,212	$74,298	$118,012

(1)

Fiscal year 2017 includes an out-of-period adjustment that increased selling, general and administrative expenses by $8.3 million and decreased income tax expense and net income by $3.2 million and $5.1 million, respectively. This item, which originated in prior years, relates to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement. We have evaluated the effects of this out-of-period adjustment, both qualitatively and quantitatively, and concluded that the correction of this amount was not material to the current period or the periods in which they originated, including quarterly reporting.

(2)	We define net income margin as net income as a percentage of net revenues.
(3)

We define Adjusted EBIT, a non-GAAP financial measure, as net income excluding income tax expense, interest expense, loss on early extinguishment of debt, other expense (income), net, charges related to the transition to being a public company, impact of changes in fair value on cash-settled stock-based compensation, restructuring and related charges, severance and asset impairment charges, net, and pension and postretirement benefit plan curtailment and net settlement losses (gains). For more information about Adjusted EBIT and a reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted EBIT, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

(4)

We define Adjusted EBIT margin, a non-GAAP financial measure, as adjusted EBIT as a percentage of net revenues. For more information about Adjusted EBIT margin and a reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted EBIT, see “Selected Consolidated Financial Data–Non-GAAP Financial Measures.”

(5)

We define adjusted net income, a non-GAAP financial measure, as net income excluding loss on early extinguishment of debt, charges related to the transition to being a public company, impact of changes in fair value on cash-settled stock-based compensation, restructuring and related charges, severance and asset impairment charges, net, pension and postretirement benefit plan curtailment and net settlement losses (gains) and, in fiscal year 2018, a $95.6 million re-measurement of our deferred tax assets and liabilities based on the lower rates at which they are expected to reverse in the future as a result of the Tax Cuts and Jobs Act enacted in 2018, or the Tax Act, adjusted to give effect to the income tax impact of such adjustments. To calculate the income tax impact of such adjustments, we utilize an effective tax rate equal to our income tax expense divided by our income before income taxes, each as reflected in our statement of operations for the relevant period, except that in fiscal year 2018 we excluded from income tax expense the effect of the $95.6 million re-measurement described above. For more information about adjusted net income and a reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to adjusted net income, see “Selected Consolidated Financial Data–Non-GAAP Financial Measures.”

(6)	We define adjusted net income margin as adjusted net income as a percentage of net revenues.
(7)

We define adjusted free cash flow, a non-GAAP financial measure, as net cash flow from operating activities less purchases of property, plant and equipment, less payments (plus proceeds) on settlement of forward foreign exchange contracts not designated for hedge accounting, and less payment of debt extinguishment costs, repurchases of common stock, including shares surrendered for tax withholdings on equity award exercises, and cash dividends to stockholders. For more information about adjusted free cash flow and a reconciliation of net cash flow from operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to adjusted free cash flow, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

	As of November 25, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$713,120	$713,120	$833,661
Working capital	1,235,860	1,125,860	1,246,401
Total assets	3,542,660	3,542,660	3,660,598
Total debt, excluding capital leases	1,052,154	1,052,154	1,052,154
Temporary equity	299,140	—	—
Total Levi Strauss & Co. stockholders’ equity	660,113	849,253	969,794

(1)

Pro forma consolidated balance sheet data gives effect to (a) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock, (b) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, (c) the reclassification of temporary equity to permanent equity as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Business—Anticipated Changes to our Equity Compensation Program in Connection with this Offering” and (d) $110 million in cash dividends declared in January 2019 as described in “Dividend Policy.”

(2)

Pro forma as adjusted consolidated balance sheet data gives effect to (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of Class A common stock that we are offering at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. The occurrence of any of the following risks, or additional risks not presently known to us or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, results of operations and prospects. In such case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our success depends on our ability to maintain the value and reputation of our brands.

Our success depends in large part on the value and reputation of our brands, which are integral to our business and the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brands will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality products. Our brands and reputation could be adversely affected if we fail to achieve these objectives, if we fail to deliver high-quality products acceptable to our customers and consumers or if we face a product recall.

Our brand value also depends on our ability to maintain a positive consumer perception of our corporate integrity and culture. Negative claims or publicity involving us or our products, or the production methods of any of our suppliers or contract manufacturers, could seriously damage our reputation and brand image, regardless of whether such claims or publicity are accurate. Social media, which accelerates and potentially amplifies the scope of negative claims or publicity, can increase the challenges of responding to negative claims or publicity. In addition, we may from time to time take positions on social issues that may be unpopular with some customers or potential customers, which may impact our ability to attract or retain such customers. Adverse publicity could undermine consumer confidence in our brands and reduce long-term demand for our products, even if such publicity is unfounded. Any harm to our brands and reputation could adversely affect our business and financial condition.

We depend on a group of key wholesale customers for a significant portion of our revenues. A significant adverse change in a customer relationship or in a customer’s performance or financial position could harm our business and financial condition.

Sales to our top ten wholesale customers accounted for 27%, 28% and 30% of our total net revenues in fiscal years 2018, 2017 and 2016, respectively. No single customer represented 10% or more of our net revenues in any of these years. While we have long-standing relationships with our wholesale customers, we do not have long-term contracts with them. As a result, purchases generally occur on an order-by-order basis, and the relationship, as well as particular orders, can generally be terminated by either party at any time. If any major wholesale customer decreases or ceases its purchases from us, cancels its orders, reduces the floor space, assortments, fixtures or advertising for our products or changes its manner of doing business with us for any reason, such actions could adversely affect our business and financial condition. In addition, a decline in the performance or financial condition of a major wholesale customer—including bankruptcy or liquidation—could result in a material loss of revenues to us and cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to our receivables from that customer or limit our ability to collect amounts related to previous purchases by that customer. Any of the foregoing could adversely affect our business and financial condition. For example, in October 2018, our wholesale customer, Sears Holdings Corporation and certain of its subsidiaries, including Kmart, filed for federal bankruptcy protection and announced plans to close unprofitable stores. These developments will likely adversely affect our sales to this customer, even if it continues operations.

The retail industry in the United States has experienced substantial consolidation over the last decade, and further consolidation may occur. In particular, consumers have continued to transition away from traditional wholesale retailers to large online retailers, where our products are exposed to increased competition. Consolidation in the retail industry has typically resulted in store closures, centralized purchasing decisions and increased emphasis by retailers on inventory management and productivity, which could result in fewer stores carrying our products or reduced demand by retailers of our products. In addition, we and other suppliers may experience increased customer leverage over us and greater exposure to credit risk as a result of industry consolidation. Any of the foregoing results can impact, and have adversely impacted in the past, our net revenues, margins and ability to operate efficiently.

We may be unable to maintain or increase our sales through our primary distribution channels.

In the United States, chain retailers and department stores are the primary distribution channels for our Levi’s and Dockers products. Outside the United States, department stores, specialty retailers, franchised or other brand-dedicated stores, and shop-in-shops have traditionally been our primary distribution channels. Levi’s and Dockers products are also sold through our brand-dedicated company-operated retail stores and eCommerce sites, as well as the eCommerce sites operated by certain of our key wholesale customers and other third parties. We distribute our Signature by Levi Strauss & Co. and Denizen brand products primarily through mass channel retailers in the Americas.

We may be unable to maintain or increase sales of our products through these distribution channels for several reasons, including the following:

•

the retailers in these channels maintain—and seek to grow—substantial private-label and exclusive offerings as they strive to differentiate the brands and products they offer from those of their competitors;

•

the retailers may change their apparel strategies in a way that shifts focus away from our typical consumer or that otherwise results in a reduction of sales of our products generally, such as a reduction of fixture spaces devoted to our products or a shift to other brands;

•

other channels, including vertically-integrated specialty stores and eCommerce sites, account for a substantial portion of jeanswear and casual wear sales. In some of our mature markets, these stores and sites have placed competitive pressure on our primary distribution channels, and many of these stores and sites are now looking to our developing markets to grow their business; and

•	shrinking points of distribution, including fewer doors at our customer locations, or bankruptcy or financial difficulties of a customer.

Further success by retailer private-labels, vertically-integrated specialty stores and eCommerce sites may continue to adversely affect the sales of our products across all channels, as well as the profitability of our brand-dedicated stores. Additionally, our ability to secure or maintain retail floor space, product display prominence, market share and sales in these channels depends on our ability to offer differentiated products and to increase retailer profitability on our products, and such efforts could have an adverse impact on our margins.

We are a global company with significant revenues and earnings generated internationally, which exposes us to the impact of foreign currency fluctuations, as well as political and economic risks.

A significant portion of our revenues and earnings are generated internationally. In addition, a substantial amount of our products comes from sources outside the country of distribution. As a result, we are both directly and indirectly (through our suppliers) subject to the risks of doing business outside the United States, including:

•	currency fluctuations, which have impacted our results of operations significantly in recent years;

•	political, economic and social instability;

•	changes in tariffs and taxes;

•	regulatory restrictions on repatriating foreign funds back to the United States; and

•	less protective foreign laws relating to intellectual property.

The functional currency for most of our foreign operations is the applicable local currency. As a result, fluctuations in foreign currency exchange rates affect the results of our operations and the value of our foreign assets and liabilities, including debt, which in turn may adversely affect results of operations and cash flows and the comparability of period-to-period results of operations. For example, the June 2016 decision by the United Kingdom to leave the European Union, or Brexit, has resulted in increased uncertainty in the economic and political environment in Europe and has caused increased fluctuations and unpredictability in foreign currency exchange rates. Changes in foreign currency exchange rates may also affect the relative prices at which we and foreign competitors sell products in the same market. Foreign policies and actions regarding currency valuation could result in actions by the United States and other countries to offset the effects of such fluctuations. Given the unpredictability and volatility of foreign currency exchange rates, ongoing or unusual volatility may adversely impact our business and financial conditions.

Furthermore, due to our global operations, we are subject to numerous domestic and foreign laws and regulations affecting our business, such as those related to labor, employment, worker health and safety, antitrust and competition, environmental protection, consumer protection, import/export and anti-corruption, including but not limited to the Foreign Corrupt Practices Act, or the FCPA, and the U.K. Bribery Act. Although we have put into place policies and procedures aimed at ensuring legal and regulatory compliance, our employees, subcontractors and agents could take actions that violate these requirements. Violations of these regulations could subject us to criminal or civil enforcement actions, any of which could have an adverse effect on our business.

Changes to trade policy, as well as tariff and import/export regulations, may have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing trade, manufacturing, development and investment in the countries where we currently sell our products or conduct our business, as well as any negative sentiment toward the United States as a result of such changes, could adversely affect our business. The Trump Administration has recently instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, including the North America Free Trade Agreement, or NAFTA, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries where we conduct our business. The Trump Administration has also negotiated a replacement trade deal for NAFTA with Mexico and Canada, known as the United States-Mexico-Canada Agreement, or USMCA, which still needs to be ratified by the respective government of each of the three countries. It may be time-consuming and expensive for us to alter our business operations in order to adapt to or comply with any such changes.

As a result of recent policy changes of the Trump Administration and recent U.S. government proposals, there may be greater restrictions and economic disincentives on international trade. New tariffs and other changes in U.S. trade policy could trigger retaliatory actions by affected countries, and certain foreign governments have imposed or are considering imposing trade sanctions on certain U.S. goods. Like many other multinational corporations, we do a significant amount of business that could be impacted by changes to U.S. and international trade policies (including governmental action related to tariffs, international trade agreements or economic sanctions). Such changes have the potential to adversely impact the U.S. economy or certain sectors thereof, our industry and the global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

The enactment of tax reform legislation, including legislation implementing changes in taxation of international business activities, could materially impact our financial position and results of operations.

Legislation or other changes in tax laws could increase our liability and adversely affect our after-tax profitability. For example, the Tax Cuts and Jobs Act, or the Tax Act, was enacted in the United States on December 22, 2017. The Tax Act could have a significant impact on our effective tax rate, cash tax expenses and net deferred tax assets. The Tax Act reduces the U.S. corporate statutory tax rate, eliminates or limits the deduction of several expenses that were previously deductible, imposes a mandatory deemed repatriation tax on undistributed historic earnings of foreign subsidiaries, requires a minimum tax on earnings generated by foreign subsidiaries and permits a tax-free repatriation of foreign earnings through a dividends received deduction. We have completed our evaluation of the overall impact of the Tax Act on our effective tax rate and balance sheet through fiscal year 2018 and reflected the amounts in our financial statements. The Tax Act may have significant impacts in future periods.

If we encounter problems with distribution, our ability to deliver our products to market could be adversely affected.

We rely on both company-owned and third-party distribution facilities to warehouse and ship products to our wholesale customers, retail stores and eCommerce consumers throughout the world. As part of the pursuit for improved organizational agility and marketplace responsiveness, we have consolidated the number of distribution facilities we rely upon and continue to look for opportunities for further consolidation in certain regions. Such consolidation may make our operations more vulnerable to interruptions in the event of work stoppages, labor disputes, earthquakes, floods, fires or other natural disasters affecting these distribution centers. In addition, distribution capacity is dependent on the timely performance of services by third parties, including the transportation of products to and from their distribution facilities. Moreover, our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to data and system security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. If we encounter problems with our distribution system, whether company-owned or third-party, our ability to meet customer and consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be adversely affected.

Our efforts to expand our retail business may not be successful, which could impact our operating results.

One of our key strategic priorities is to become a world-class omni-channel retailer by expanding our consumer reach in brand-dedicated stores globally, including making selective investments in company-operated stores and eCommerce sites, franchisee and other brand-dedicated store models. In many locations, we face major, established retail competitors who may be able to better attract consumers and execute their retail strategies. In addition, a retail operating model involves substantial investments in equipment and property, information systems, inventory and personnel. Due to the high fixed-cost structure associated with these investments, a significant expansion in company-operated stores, a decline in sales or the closure of or poor performance of stores could result in significant costs and impacts to our margins. Our ability to grow our retail channel also depends on the availability and cost of real estate that meets our criteria for traffic, square footage, demographics and other factors. Failure to identify and secure adequate new locations, or failure to effectively manage the profitability of the fleet of stores, could have an adverse effect on our results of operations.

If we are unable to effectively execute our eCommerce business, our reputation and operating results may be harmed.

While eCommerce still comprises a small portion of our net revenues, it has been our fastest growing business over the last several years. The success of our eCommerce business depends, in part, on third parties and factors over which we have limited control, including changing consumer preferences and buying trends relating to eCommerce usage, both domestically and abroad, and promotional or other advertising initiatives employed by our wholesale customers or other third parties on their eCommerce sites. Any failure on our part, or on the part of our third-party digital partners, to provide attractive, reliable, secure and user-friendly eCommerce platforms could negatively impact our consumers’ shopping experience, resulting in reduced website traffic, diminished loyalty to our brands and lost sales. In addition, as we continue to expand and increase the global presence of our eCommerce business, sales from our retail stores and wholesale channels of distribution in areas where eCommerce sites are introduced may decline due to changes in consumer shopping habits and cannibalization.

We are also vulnerable to certain additional risks and uncertainties associated with our eCommerce sites, including:

•	changes in required technology interfaces;

•	website downtime and other technical failures;

•	costs and technical issues from website software upgrades;

•	data and system security;

•	computer viruses; and

•	changes in applicable federal and state regulations.

In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other eCommerce marketing tools such as paid search and mobile applications, among others, which may increase our costs and which may not succeed in increasing sales or attracting consumers. For example, it is possible that our plan to build out our online customization offering by giving consumers the ability to create men’s and women’s denim bottoms, leveraging our Project F.L.X. technology, will not provide a shopping experience that our consumers find compelling. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our eCommerce business, as well as damage our reputation and brands.

Additionally, the success of our eCommerce business and the satisfaction of our consumers depend on their timely receipt of our products. The efficient flow of our products requires that our company-operated and third-party operated distribution facilities have adequate capacity to support the current level of eCommerce operations and any anticipated increased levels that may follow from the growth of our eCommerce business. If we encounter difficulties with our distribution facilities or in our relationships with the third parties who operate the facilities, or if any such facilities were to shut down for any reason, including as a result of fire, other natural disaster or labor disruption, we could face shortages of inventory, resulting in “out of stock” conditions in the eCommerce sites we operate and those operated by our wholesale customers or other third parties, and we could incur significantly higher costs and longer lead times associated with distributing our products to our consumers and experience dissatisfaction from our consumers. Any of these issues could have an adverse effect on our business and harm our reputation.

Unexpected obstacles in new markets may limit our expansion opportunities and cause our business and growth to suffer.

Our future growth depends in part on our continued expansion efforts in new markets where we may have limited familiarity and experience with regulatory environments and market practices. We may not be able to penetrate or successfully operate in any new market as a result of such unfamiliarity or other unexpected barriers to entry. In connection with our expansion efforts, we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, labor practices and market practices, economic or governmental instability, difficulties in keeping abreast of market, business and technical developments and foreign consumers’ tastes and preferences. Our failure to develop our business in new markets or disappointing growth outside of existing markets that we may experience could harm our business and results of operations.

We face risks arising from any future restructuring of our operations and uncertainty with respect to our ability to achieve any anticipated cost savings associated with such restructuring.

We continuously assess opportunities to streamline operations and fuel long-term profitable growth. Future charges related to such actions may harm our profitability in the periods incurred.

Implementation of global productivity actions presents a number of significant risks, including:

•	actual or perceived disruption of service or reduction in service levels to customers and consumers;

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potential adverse effects on our internal control environment and inability to preserve adequate internal controls relating to our general and administrative functions in connection with the decision to outsource certain business service activities;

•	actual or perceived disruption to suppliers, distribution networks and other important operational relationships and the inability to resolve potential conflicts in a timely manner;

•	difficulty in obtaining timely delivery of products of acceptable quality from our contract manufacturers;

•	diversion of management attention from ongoing business activities and strategic objectives; and

•	failure to maintain employee morale and retain key employees.

Because of these and other factors, we cannot predict whether we will fully realize the purpose and anticipated operational benefits or cost savings of any global productivity actions and, if we do not, our business and results of operations may be adversely affected. Furthermore, if we experience adverse changes to our business, additional restructuring or reorganization activities may be required in the future.

Any major disruption or failure of our information technology systems, or our failure to successfully implement new technology effectively, could adversely affect our business and operations.

We rely on various information technology systems, owned by us and third parties, to manage our operations. Over the last several years, we have been and continue to implement modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. For example, over the next several years, we plan to continue the process of implementing a new enterprise resource planning system across the company. These activities subject us to inherent costs and risks associated with replacing and upgrading these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new or upgraded systems or of integrating new or upgraded systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new or upgraded technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

As we outsource functions, we become more dependent on the entities performing those functions. Disruptions or delays at our third-party service providers could adversely impact our operations.

As part of our long-term profitable growth strategy, we are continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. For example, we currently outsource a significant portion of our information technology, finance, customer relations and customer service functions to Wipro Limited. While we believe we conduct appropriate diligence before entering into agreements with any outsourcing entity, the failure of one or more of such entities to meet our performance standards and expectations, including with respect to data security, providing services on a timely basis or providing services at the prices we expect, may have an adverse effect on our results of operations or financial condition. In addition, we could face increased costs associated with finding replacement vendors or hiring new employees in order to return these services in-house. We may outsource other functions in the future, which would increase our reliance on third parties.

We face cybersecurity risks and may incur increasing costs in an effort to minimize those risks.

We utilize systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our consumers, employees and others, including credit card information and personal information. As evidenced by the numerous companies who have suffered serious data security breaches, we may be vulnerable to, and unable to anticipate or detect, data security breaches and data loss, including rapidly evolving and increasingly sophisticated cybersecurity attacks. In addition, data security breaches can also occur as a result of a breach by us or our employees or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. In addition to our own databases, we use third-party service providers to store, process and transmit confidential or sensitive information on our behalf. Although we contractually require these service providers to implement and use reasonable security measures, we cannot control third parties and cannot guarantee that a data security breach will not occur in the future either at their location or within their systems.

A data security breach may expose us to a risk of loss or misuse of this information, and could result in significant costs to us, which may include, among others, potential liabilities to payment card networks for reimbursement of credit card fraud and card reissuance costs, including fines and penalties, potential liabilities from governmental or third-party investigations, proceedings or litigation and diversion of management attention. We could also experience delays or interruptions in our ability to function in the normal course of business, including delays in the fulfillment or cancellation of customer orders or disruptions in the manufacture and shipment of products. In addition, actual or anticipated attacks may cause us to incur costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our results of operations and our reputation.

The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act of 1996, the Gramm Leach Bliley Act and state laws relating to privacy and data security, including the California Consumer Privacy Act. Several foreign countries and governmental bodies, including the European Union, also have laws and regulations dealing with the handling and processing of personal information obtained from their residents, which in certain cases are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of various types of data, including data that identifies or may be used to identify an individual, such as names, email addresses and, in some jurisdictions, internet protocol addresses. Such laws and regulations may be modified or subject to new or different interpretations, and new laws and regulations may be enacted in the future. Within the European Union, the General Data Protection Regulation, which became effective in May 2018 and replaced the 1995 European Union Data Protection Directive and superseded applicable European Union member state legislation, imposes significant new requirements on how companies collect, process and transfer personal data, as well as significant fines for noncompliance.

Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business.

We currently rely on contract manufacturing of our products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contract manufacturers to perform, could harm our sales, service levels and reputation.

In fiscal year 2018, we sourced approximately 99% of our products from independent contract manufacturers, who purchase fabric and make our products and may also provide us with design and development services. As a result, we must locate and secure production capacity. We depend on contract manufacturers to maintain adequate financial resources, including access to sufficient credit, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we currently do not have any material long-term contracts with any of our contract manufacturers. Under our current arrangements with our contract manufacturers, these manufacturers generally may unilaterally terminate their relationship with us at any time. Finally, while we have historically worked with numerous manufacturers, in recent years we have begun consolidating the number of contract manufacturers from which we source our products. In addition, some of our contract manufacturers have merged. Reliance on a fewer number of contract manufacturers involves risk, and any difficulties or failures to perform by our contract manufacturers could cause delays in product shipments or otherwise negatively affect our results of operations.

A contractor manufacturer’s failure to ship products to us in a timely manner or to meet our quality standards, or interference with our ability to receive shipments due to factors such as port or transportation conditions, could cause us to miss the delivery date requirements of our customers. Failing to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges, demand reduced prices or reduce future orders, any of which could harm our sales and margins. If we need to replace any contract manufacturer, we may be unable to locate additional contract manufacturers on terms that are acceptable to us, or at all, or we may be unable to locate additional contract manufacturers with sufficient capacity to meet our requirements or to fill our orders in a timely manner.

We require contract manufacturers to meet our standards in terms of working conditions, environmental protection, raw materials, facility safety, security and other matters before we are willing to place business with them. As such, we may not be able to obtain the lowest-cost production. We may also encounter delays in production and added costs as a result of the time it takes to train our contract manufacturers in our methods, products and quality control standards. In addition, the labor and business practices of apparel manufacturers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Any failure by our contract manufacturers to adhere to labor or other laws, appropriate labor or business practices, safety, structural or environmental standards, and the potential litigation, negative publicity and political pressure relating to any of these events, could harm our business and reputation.

Our suppliers may be impacted by economic conditions and cycles and changing laws and regulatory requirements which could impact their ability to do business with us or cause us to terminate our relationship with them and require us to find replacements, which we may have difficulty doing.

Our suppliers are subject to the fluctuations in general economic cycles, and global economic conditions may impact their ability to operate their businesses. They may also be impacted by the increasing costs of raw materials, labor and distribution, resulting in demands for less attractive contract terms or an inability for them to meet our requirements or conduct their own businesses. The performance and financial condition of a supplier may cause us to alter our business terms or to cease doing business with a particular supplier, or change our sourcing practices generally, which could in turn adversely affect our business and financial condition.

In addition, regulatory developments such as reporting requirements on the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of raw materials used by our suppliers in the manufacturing of certain of our products. We have been and may continue to be subject to costs associated with regulations, including for the diligence pertaining to the presence of any conflict minerals used in our products and the cost of remediation and other changes to products, processes or sources of supply as a consequence of such verification activities. The impact of such regulations may result in a limited pool of suppliers who provide conflict free metals, and we cannot be assured that we will be able to obtain products in sufficient quantities or at competitive prices. Also, because our supply chain is complex, we may face reputational challenges with our consumers and other stakeholders if we are unable to sufficiently verify the origins for all metals used in the products we sell.

If one or more of our counterparty financial institutions default on their obligations to us, we may incur significant losses.

As part of our hedging activities, we enter into transactions involving derivative financial instruments, which may include forward contracts, commodity futures contracts, option contracts, collars and swaps, with various financial institutions. In addition, we have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions in the United States and abroad. As a result, we are exposed to the risk of default by or failure of counterparty financial institutions. This risk may be heightened during economic downturns and periods of uncertainty in the financial markets. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to recover losses incurred as a result of default or our assets that are deposited or held in accounts with such counterparty may be limited by the counterparty’s liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition.

The loss of members of our executive management and other key employees or the failure to attract and retain key personnel could harm our business.

Our future success depends, in part, on the continued service of our executive management team and other key employees, and the loss of the services of any key individual could harm our business. Our future success also depends, in part, on our ability to recruit, retain and motivate our employees sufficiently, both to maintain our current business and to execute our strategic initiatives. Competition for experienced and well-qualified employees in our industry is particularly intense in many of the places where we do business, and we may not be successful in attracting and retaining such personnel. Moreover, shifts in U.S. immigration policy could negatively impact our ability to attract, hire and retain highly skilled employees who are from outside the United States.

Most of the employees in our production and distribution facilities are covered by collective bargaining agreements, and any material job actions could negatively affect our results of operations.

In North America, most of our distribution employees are covered by various collective bargaining agreements. Outside North America, most of our production and distribution employees are covered by either industry-sponsored and/or government-sponsored collective bargaining mechanisms. Any work stoppages or other job actions by these employees could harm our business and reputation.

Our licensees and franchisees may not comply with our product quality, manufacturing standards, marketing and other requirements, which could negatively affect our reputation and business.

We license our trademarks to third parties for manufacturing, marketing and distribution of various products. While we enter into comprehensive agreements with our licensees covering product design, product quality, sourcing, manufacturing, marketing and other requirements, our licensees may not comply fully with those agreements. Non-compliance could include marketing products under our brand names that do not meet our quality and other requirements or engaging in manufacturing practices that do not meet our supplier code of conduct. These activities could harm our brand equity, our reputation and our business.

In addition, we enter into franchise agreements with unaffiliated franchisees to operate stores and, in limited circumstances, websites in many countries around the world. Under these agreements, third parties operate, or will operate, stores and websites that sell apparel and related products under our brand names. While the agreements we have entered into and plan to enter into in the future provide us with certain termination rights, the value of our brands could be impaired to the extent that these third parties do not operate their stores in a manner consistent with our requirements regarding our brand identities and customer experience standards. Failure to protect the value of our brands, or any other harmful acts or omissions by a franchisee, could have an adverse effect on our results of operations and our reputation.

Our success depends on the continued protection of our trademarks and other proprietary intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and competitive position, and the loss of or inability to enforce trademark and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademark and other proprietary intellectual property rights on a global basis. In addition to our trademarks and other intellectual property rights, as we develop technologies, such as Project F.L.X., that we believe are innovative, we intend to continually assess the patentability of new intellectual property. However, the patents that we own and those that may be issued in the future may not adequately protect our intellectual property, survive legal challenges or provide us with competitive advantages, and our patent applications may not be granted. Our efforts to establish and protect our proprietary intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products. Unauthorized copying of our products or unauthorized use of our trademarks, patented technologies or other proprietary rights may not only erode sales of our products but may also cause significant reputational harm to our brand names and our ability to effectively represent ourselves to our consumers, contractors, suppliers and/or licensees. Moreover, others may seek to assert rights in, or ownership of, our trademarks and other intellectual property, including through civil and/or criminal prosecution. We may not be able to successfully resolve those claims, which may result in financial liability and criminal penalties. In addition, the laws and enforcement mechanisms of some foreign countries may not allow us to protect our proprietary rights to the same extent as we are able to in the United States and other countries.

We have substantial liabilities and cash requirements associated with our postretirement benefits, pension and deferred compensation plans.

Our postretirement benefits, pension and deferred compensation plans result in substantial liabilities on our balance sheet. These plans and activities have and will generate substantial cash requirements for us, and these requirements may increase beyond our expectations in future years based on changing market conditions. The difference between plan obligations and assets, or the funded status of the plans, is a significant factor in determining the net periodic benefit costs of our pension plans and the ongoing funding requirements of those plans. Many variables, such as changes in interest rates, mortality rates, health care costs, investment returns and/or the market value of plan assets, can affect the funded status of our defined benefit pension, other postretirement and postemployment benefit plans and cause volatility in the net periodic benefit cost and future funding requirements of the plans. Plan liabilities may impair our liquidity, have an unfavorable impact on our ability to obtain financing and place us at a competitive disadvantage compared to some of our competitors who do not have such liabilities and cash requirements.

Natural disasters, public health crises, political crises and other catastrophic events or other events outside of our control may damage our facilities or the facilities of third parties on which we depend, and could impact consumer spending.

Our global headquarters and the headquarters of our Americas region are both located in California near major geologic faults that have experienced earthquakes in the past. An earthquake or other natural disaster or power shortages or outages could disrupt operations or impair critical systems. Any of these disruptions or other events outside of our control could affect our business negatively, harming our operating results. In addition, if any of our facilities, including our manufacturing, finishing or distribution facilities, our company-operated or franchised stores or the facilities of our suppliers, third-party service providers or customers, is affected by natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods or monsoons, public health crises, such as pandemics and epidemics, political crises, such as terrorism, war, political instability or other conflict, or other events outside of our control, our business and operating results could suffer. Moreover, these types of events could negatively impact consumer spending in the impacted regions or, depending upon the severity, globally, which could adversely impact our operating results. Similar disasters occurring at our vendors’ manufacturing facilities could impact our reputation and our consumers’ perception of our brands.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.K. Bribery Act and other anti-bribery, anti-corruption and anti-money laundering laws in various jurisdictions around the world. The FCPA, the U.K. Bribery Act and similar applicable laws generally prohibit companies, as well as their officers, directors, employees and third-party intermediaries, business partners and agents, from making improper payments or providing other improper things of value to government officials or other persons. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. While we have policies and procedures and internal controls to address compliance with such laws, we cannot assure you that all of our employees and third-party intermediaries, business partners and agents will not take actions in violation of such policies and laws, for which we may be ultimately held responsible. To the extent that we learn that any of our employees or third-party intermediaries, business partners or agents do not adhere to our policies, procedures or internal controls, we are committed to taking appropriate remedial action. In the event that we believe or have reason to believe that our directors, officers, employees or third-party intermediaries, agents or business partners have or may have violated such laws, we may be required to investigate or to have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be extensive and require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the U.K. Bribery Act or other applicable anti-bribery, anti-corruption and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, and criminal or civil sanctions, penalties and fines, any of which may could adversely affect our business and financial condition.

Our current and future products may experience quality problems from time to time that could result in negative publicity, litigation, product recalls and warranty claims, which could result in decreased revenues and harm to our brands.

There can be no assurance we will be able to detect, prevent or fix all defects that may affect our products. Inconsistency of legislation and regulations may also affect the costs of compliance with such laws and regulations. Such problems could hurt the image of our brands, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality of our products could harm our brand and decrease demand for our products.

Climate change and related regulatory responses may adversely impact our business.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our product costs and impact the types of apparel products that consumers purchase. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

In many of the countries in which we operate, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. These laws and regulations, which may be mandatory, have the potential to impact our operations directly or indirectly as a result of required compliance by us, our suppliers and our contract manufacturers. In addition, we may choose to take voluntary steps to mitigate our impact on climate change. As a result, we may experience increases in energy, production, transportation and raw material costs, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

Future acquisitions of and investments in new businesses could impact our business and financial condition.

From time to time, we may acquire or invest in businesses or partnerships that we believe could complement our business or offer growth opportunities. The pursuit of such acquisitions or investments may divert the attention of management and cause us to incur various expenses, regardless of whether the acquisition or investment is ultimately completed. In addition, acquisitions and investments may not perform as expected or cause us to assume unrecognized or underestimated liabilities. Further, if we are able to successfully identify and acquire additional businesses, we may not be able to successfully integrate the acquired personnel or operations, or effectively manage the combined business following the acquisition, any of which could harm our business and financial condition.

We have debt and interest payment requirements at a level that may restrict our future operations.

As of November 25, 2018, we had $1.05 billion of debt, all of which was unsecured, and we had $805.2 million of additional borrowing capacity under our credit facility. Our debt requires us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which reduces funds available for other business purposes and results in us having lower net income than we would otherwise have had. This dedicated use of cash could impact our ability to successfully compete by, for example:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for or reacting to changes in our business and industry;

•	placing us at a competitive disadvantage compared to some of our competitors that have less debt; and

•	limiting our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

A substantial portion of our debt is Euro-denominated senior notes. In addition, borrowings under our credit facility bear interest at variable rates. As a result, increases in market interest rates and changes in foreign exchange rates could require a greater portion of our cash flow to be used to pay interest, which could further hinder our operations. Increases in market interest rates may also affect the trading price of our debt securities that bear interest at a fixed rate. Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control.

The newly enacted Tax Act places limitations on businesses abilities to deduct interest expenses. If our adjusted taxable income were to decrease, we may not be able to fully deduct our interest expenses.

Restrictions in our notes, indentures and credit facility may limit our activities, including dividend payments, share repurchases and acquisitions.

Our credit facility and the indentures governing our senior unsecured notes contain restrictions, including covenants limiting our ability to incur additional debt, grant liens, make acquisitions and other investments, prepay specified debt, consolidate, merge or acquire other businesses or engage in other fundamental changes, sell assets, pay dividends and other distributions, repurchase stock, enter into transactions with affiliates, enter into capital leases or certain leases not in the ordinary course of business, enter into certain derivatives, grant negative pledges on our assets, make loans or other investments, guarantee third-party obligations, engage in sale leasebacks and make changes in our corporate structure. These restrictions, in combination with our leveraged condition, may make it more difficult for us to successfully execute our business strategy, grow our business or compete with companies not similarly restricted.

If our foreign subsidiaries are unable to distribute cash to us when needed, we may be unable to satisfy our obligations under our debt securities, which could force us to sell assets or use cash that we were planning to use elsewhere in our business.

We conduct our international operations through foreign subsidiaries and we only receive the cash that remains after our foreign subsidiaries satisfy their obligations. We may depend upon funds from our foreign subsidiaries for a portion of the funds necessary to meet our debt service obligations. Any agreements our foreign subsidiaries enter into with other parties, as well as applicable laws and regulations limiting the right and ability of non-U.S. subsidiaries and affiliates to pay dividends and remit cash to affiliated companies, may restrict the ability of our foreign subsidiaries to pay dividends or make other distributions to us. If those subsidiaries are unable to pass on the amount of cash that we need, we may be unable to make payments on our debt obligations, which could force us to sell assets or use cash that we were planning on using elsewhere in our business, which could hinder our operations.

Our business is affected by seasonality, which could result in fluctuations in our operating results.

We experience moderate fluctuations in aggregate sales volume during the year. Historically, revenues in our third and fourth fiscal quarters have slightly exceeded those in our first and second fiscal quarters. In addition, our customers and consumers may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality, along with other factors that are beyond our control, including general economic conditions, changes in consumer preferences, weather conditions, including the effects of climate change, the availability of import quotas, transportation disruptions and foreign currency exchange rate fluctuations, could adversely affect our business and cause our results of operations to fluctuate.

We are subject to periodic claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.

From time to time, we may be involved in litigation and other proceedings, including matters related to commercial disputes, product liability, intellectual property, trade, customs laws and regulations, employment, regulatory compliance and other claims related to our business. Any such proceeding or audit could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies, or our insurance carriers may decline to fund such final settlements or judgments, which could have an adverse impact on our business, financial condition and results of operations. In addition, any such proceeding could negatively impact our brand equity and our reputation.

Changes in our credit ratings or macroeconomic conditions may affect our liquidity, increasing borrowing costs and limiting our financing options.

Our long-term debt is currently rated BB+ by Standard & Poor’s and Ba1 by Moody’s Investors Service. If our credit ratings are lowered, borrowing costs for future long-term debt or short-term credit facilities may increase and our financing options, including our access to the unsecured credit market, could be limited. In addition, macroeconomic conditions such as increased volatility or disruption in the credit markets could adversely affect our ability to refinance existing debt.

Risks Relating to Our Industry

Our revenues are influenced by economic conditions that impact consumer spending.

Apparel is a cyclical industry that is dependent upon the overall level of consumer spending. Consumer purchases of discretionary items, including our products, generally decline during periods when disposable income is adversely affected or there is economic uncertainty. Our wholesale customers anticipate and respond to adverse changes in economic conditions and uncertainty by closing doors, reducing inventories, canceling orders or increasing promotional activity. Our brand-dedicated stores are also affected by these conditions, which may lead to a decline in consumer traffic and spending in these stores. As a result, factors that diminish consumer spending and confidence in any of the markets in which we compete, particularly deterioration in general economic conditions, the impact of foreign exchange fluctuations on tourism and tourist spending, volatility in investment returns, fear of unemployment, increases in energy costs or interest rates, housing market downturns, fear about and impact of pandemic illness, and other factors such as acts of war, natural disasters or terrorist or political events that impact consumer confidence, could reduce our sales and adversely affect our business and financial condition through their impact on our wholesale customers as well as their direct impact on us. These outcomes and behaviors have in the past, and may continue to in the future, adversely affect our business and financial condition.

Intense competition in the global apparel industry could lead to reduced sales and prices.

We face a variety of competitive challenges in the global apparel industry from a variety of jeanswear, athleisure and casual apparel companies, and competition has increased over the years due to factors such as:

•	the international expansion and increased presence of vertically integrated specialty stores;

•	expansion into eCommerce by existing and new competitors;

•	the proliferation of private labels and exclusive brands offered by department stores, chain stores and mass channel retailers;

•	the introduction of lines of jeans, athleisure and casual apparel by well-known and successful athletic wear companies; and

•	the transition of apparel companies who traditionally relied on wholesale distribution channels into their own retail distribution network.

In addition, some of these competitors have greater financial, supply, distribution and marketing resources and may be able to adapt to changes in consumer preferences or retail requirements more quickly or devote greater resources to the building and sustaining of their brand equity and the marketing and sale of their products both in stores and online. In addition, some of these competitors may be able to achieve lower product costs or adopt more aggressive pricing and discounting policies. As a result, we may not be able to compete as effectively with them and may not be able to maintain or grow the demand for our products. Failure to compete effectively due to these factors could reduce our sales and adversely affect our business and financial condition.

The success of our business depends upon our ability to forecast consumer demand and market conditions and offer on-trend and new and updated products at attractive price points.

The global apparel industry is characterized by ever-changing fashion trends and consumer preferences and by the rapid replication of new products by competitors. The apparel industry is also impacted by changing consumer preferences regarding spending categories generally, including shifts away from consumer spending and towards “experiential” spending. As a result, our success depends in large part on our ability to develop, market and deliver innovative and stylish products at a pace, intensity and price competitive with other brands in the markets in which we sell our products. In addition, we must create products at a range of price points that appeal to the consumers of both our wholesale customers and our dedicated retail stores and eCommerce sites situated in each of our diverse geographic regions. Our development and production cycles take place prior to full visibility into all of these factors for the coming seasons. Failure on our part to forecast consumer demand and market conditions and to regularly and rapidly develop innovative and stylish products and update core products could limit sales growth, adversely affect retail and consumer acceptance of our products and negatively impact the consumer traffic in our dedicated retail stores. In addition, if we fail to accurately forecast consumer demand, we may experience excess inventory levels, which may result in inventory write-downs and the sale of excess inventory at discounted prices. This could have an adverse effect on the image and reputation of our brands and could adversely affect our gross margins. Conversely, if we underestimate consumer demand for our products, we may experience inventory shortages, which could delay shipments to customers, negatively impact retailer and consumer relationships and diminish brand loyalty. Moreover, our newer products may not produce as high a gross margin as our traditional products and thus may have an adverse effect on our overall margins and profitability.

The global apparel industry is subject to intense pricing pressure.

The apparel industry is characterized by low barriers to entry for both suppliers and marketers, global sourcing through suppliers located throughout the world, trade liberalization, continuing movement of product sourcing to lower cost countries, regular promotional activity and the ongoing emergence of new competitors with widely varying strategies and resources. These factors have contributed, and may continue to contribute in the future, to intense pricing pressure and uncertainty throughout the supply chain. Pricing pressure has been exacerbated by the variability of raw materials in recent years. This pressure could have adverse effects on our business and financial condition, including:

•	reduced gross margins across our product lines and distribution channels;

•	increased retailer demands for allowances, incentives and other forms of economic support; and

•	increased pressure on us to reduce our production costs and operating expenses.

Increases in the price of raw materials or wage rates could increase our cost of goods and negatively impact our financial results.

The principal fabrics used in our products include cotton, blends, synthetics and wools. The prices we pay our suppliers for our products are dependent in part on the market price for raw materials used to produce them, primarily cotton. The price and availability of cotton may fluctuate substantially depending on a variety of factors, including demand, acreage devoted to cotton crops and crop yields, weather, supply conditions, transportation costs, energy prices, work stoppages, government regulation and policy, economic climates, market speculation and other unpredictable factors. Any and all of these factors may be exacerbated by global climate change. Cotton prices suffered from unprecedented variability and uncertainty in prior years and may fluctuate significantly again in the future. In addition, prices of purchased finished products also depend on wage rates in the regions where our contract manufacturers are located, as well as freight costs from those regions. In addition, fluctuations in wage rates required by legal or industry standards could increase our costs. Increases in raw material costs or wage rates, unless sufficiently offset by our pricing actions, may cause a decrease in our profitability and negatively impact our sales volume. These factors may also have an adverse impact on our cash and working capital needs as well as those of our suppliers.

Our business is subject to risks associated with sourcing and manufacturing overseas, as well as risks associated with potential tariffs or a global trade war.

We import both raw materials and finished garments into all of our operating regions. Our ability to import products in a timely and cost-effective manner may be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes and work stoppages, political unrest, severe weather or security requirements in the United States and other countries. These issues could delay importation of products or require us to locate alternative ports or warehousing providers to avoid disruption to our customers. These alternatives may not be available on short notice or could result in higher transportation costs, which could have an adverse impact on our business and financial condition, specifically our gross margin and overall profitability.

Substantially all of our import operations are subject to complex custom laws, regulations and tax requirements as well as trade regulations, such as tariffs and quotas set by governments through mutual agreements or bilateral actions. In addition, the countries in which our products are manufactured or imported may from time to time impose additional quotas, duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or the failure by us or our suppliers to comply with customs regulations or similar laws, could harm our business. In this regard, the results of the November 2016 election in the United States and the Brexit vote in the United Kingdom have introduced greater uncertainty with respect to future tax and trade regulations. Changes in tax policy or trade regulations, such as the recently passed Tax Act in the United States, a withdrawal of the United States from, or a significant renegotiation or replacement of, NAFTA, the disallowance of tax deductions on imported merchandise or the imposition of new tariffs on imported products, could have an adverse effect on our business and results of operations.

Recently, the Trump Administration announced tariffs on certain steel and aluminum products imported into the United States, which has resulted in reciprocal tariffs from the European Union on goods, including denim products, imported from the United States. Because we manufacture most of our products outside the United States, these reciprocal tariffs are not expected to have a material impact on our business. The Trump Administration has also imposed $34 billion in tariffs on goods imported from China in connection with China’s intellectual property practices and has announced a potential additional $200 billion in tariffs on goods imported from China. The Trump Administration has also negotiated a replacement trade deal for NAFTA with Mexico and Canada, the USMCA, which still needs to be ratified by the respective government of each of the three countries. Approximately 15% to 20% of the products that we sell in the United States are manufactured in China and Mexico. If the Trump Administration follows through on its proposed China tariffs or replaces NAFTA with USMCA, or if additional tariffs or trade restrictions are implemented by the United States or other countries in connection with a global trade war, the cost of our products manufactured in China, Mexico or other countries and imported into the United States or other countries could increase, which in turn could adversely affect the demand for these products and have an adverse effect on our business and results of operations.

Risks Relating to This Offering and Ownership of Our Class A Common Stock

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our Class A common stock has been determined through negotiations among the underwriters and us, and may vary from the market price of our Class A common stock following this offering. If you purchase shares of Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenues or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure;

•

additional shares of Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures or other dispositions;

•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;

•	price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•	lawsuits threatened or filed against us, or events that negatively impact our reputation;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many retail companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the respective companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenues or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a decline could occur even when we have met any previously publicly stated revenues or earnings forecasts that we may provide.

An active trading market for our Class A common stock may never develop or be sustained.

Our Class A common stock has been approved for listing on the New York Stock Exchange, or NYSE, under the symbol “LEVI.” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of Class A common stock when desired or the prices that you may obtain for your shares.

Future sales of our Class A common stock by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees, who obtain equity, sell or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Based on shares outstanding as of January 30, 2019, upon the completion of this offering, we will have outstanding a total of 36,666,667 shares of Class A common stock and 348,876,120 shares of Class B common stock (assuming the sale of 27,206,110 shares of Class A common stock by the selling stockholders in this offering). This assumes the reclassification of our outstanding common stock into an equal number of shares of Class B common stock, the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, the issuance of Class A common stock upon the completion of this offering and the sale of Class A common stock by the selling stockholders in this offering. Of these shares, only the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by persons who are not our “affiliates” as defined in Rule 144 under the Securities Act and who have complied with the holding period requirements of Rule 144 under the Securities Act.

Subject to certain exceptions described under “Underwriting,” we and our officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock, including the selling stockholders, have entered into or will enter into lock-up agreements with the underwriters under which we and they have agreed, subject to certain exceptions, not to dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

When the lock-up period in the lock-up agreements expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, Goldman Sachs & Co. LLC may release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale.” Sales of a substantial number of such shares, or the perception that such sales may occur, upon the expiration or early release of the securities subject to, the lock-up agreements, could cause our stock price to decline or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

Following the completion of this offering, based on the number of shares outstanding as of January 30, 2019, holders of more than 90% of our Class B common stock will have contractual rights, subject to certain conditions, to require us to file registration statements for the public resale of the shares of Class A common stock issuable upon conversion of their Class B common stock, or to include such shares in registration statements that we may file. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Registration Rights.”

Descendants of the family of Levi Strauss have the ability to control the outcome of matters submitted for stockholder approval, which will limit your ability to influence corporate matters.

Our Class B common stock, which is entitled to ten votes per share, is primarily owned by descendants of the family of our founder, Levi Strauss, and their relatives and trusts established for their behalf. Collectively, these persons have the ability to control the outcome of stockholder votes, including the election of our board of directors and the approval or rejection of a merger, change of control or other significant corporate transaction. In addition, so long as any shares of Class B common stock remain outstanding, the approval of the holders of a majority of our then-outstanding Class B common stock (or, in certain cases, a majority of our then-outstanding Class A common stock and Class B common stock, voting together as a single class) will be required in order for us to take certain actions. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Protective Provisions.”

We believe having a long-term-focused, committed and engaged stockholder base provides us with an important strategic advantage, particularly in our business, where our more than 165-year history contributes to the iconic reputations of our brands. However, the interests of these stockholders may not always be aligned with each other or with the interests of our other stockholders. By exercising their control, these stockholders could cause our company to take actions that are at odds with the investment goals or interests of institutional, short-term or other non-controlling investors, or that have a negative effect on our stock price. Further, because these stockholders control the majority of our Class B common stock, we might be a less attractive takeover target, which could adversely affect the market price of our Class A common stock.

We cannot predict the impact our dual class structure may have on our stock price or our business.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

We have broad discretion in how we may use the net proceeds from this offering, and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in applying the net proceeds we receive from this offering. We may use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any plans to do so. We may also invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed. Pending their use, the net proceeds we receive from this offering may be invested in a way that does not produce income or that loses value.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Class A common stock, the trading price or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Class A common stock to decline.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our Class A common stock.

Future issuances of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock, or the perception that these issuances or conversions may occur, could depress the market price of our Class A common stock and result in dilution to existing holders of our Class A common stock. Also, to the extent stock-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our Class A common stock. As a result, purchasers of Class A common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of such shares and further dilute their ownership interest.

As of January 30, 2019, there were 20,470,039 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP that may be settled in shares of our Class B common stock. In connection with this offering, all of the shares of Class A common stock issuable upon the conversion of shares of Class B common stock subject to outstanding options will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, and subject to compliance with applicable securities laws.

Following the completion of this offering, based on the number of shares outstanding as of January 30, 2019, holders of more than 90% of our Class B common stock will have contractual rights, subject to certain conditions, to require us to file registration statements for the public resale of the shares of Class A common stock issuable upon conversion of their Class B common stock, or to include such shares in registration statements that we may file. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Registration Rights.”

The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

Although we have made filings with the SEC for many years, as a public company we will be subject to the additional reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations. For example, upon the completion of this offering, we will be required to file proxy statements under Section 14 of the Exchange Act. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may also need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution.

The initial public offering price of $17.00 per share is substantially higher than the net tangible book value per share of our outstanding Class A common stock immediately after this offering. If you purchase shares of Class A common stock in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share of $15.19 per share as of November 25, 2018, based on the initial public offering price of $17.00 per share. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of Class A common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution to the extent that outstanding RSUs are settled, SARs are exercised or new RSUs or SARs or other securities are issued under our equity incentive plans or we issue additional shares of Class A common stock or Class B common stock in the future. See “Dilution.”

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, contain provisions that could depress the trading price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. In particular, our amended and restated certificate of incorporation and amended and restated bylaws:

•	establish a classified board of directors so that not all members are elected at one time;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	reflect the dual class structure of our common stock; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders.

Any provision of our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage lawsuits against us and our directors, officers and employees. If a court were to find this exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:

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changes in general economic and financial conditions, and the resulting impact on the level of discretionary consumer spending for apparel and pricing trend fluctuations, and our ability to plan for and respond to the impact of those changes;

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our ability to effectively manage any global productivity and outsourcing actions as planned, which are intended to increase productivity and efficiency in our global operations, take advantage of lower-cost service-delivery models in our distribution network and streamline our procurement practices to maximize efficiency in our global operations, without business disruption or mitigation to such disruptions;

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consequences of impacts to the businesses of our wholesale customers, including significant store closures or a significant decline in a wholesale customer’s financial condition leading to restructuring actions, bankruptcies, liquidations or other unfavorable events for our wholesale customers, caused by factors such as inability to secure financing, decreased discretionary consumer spending, inconsistent traffic patterns and an increase in promotional activity as a result of decreased traffic, pricing fluctuations, general economic and financial conditions and changing consumer preferences;

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our and our wholesale customers’ decisions to modify strategies and adjust product mix and pricing, and our ability to manage any resulting product transition costs, including liquidating inventory or increasing promotional activity;

•

our ability to purchase products through our independent contract manufacturers that are made with quality raw materials and our ability to mitigate the variability of costs related to manufacturing, sourcing and raw materials supply and to manage consumer response to such mitigating actions;

•

our ability to gauge and adapt to changing U.S. and international retail environments and fashion trends and changing consumer preferences in product, price-points, and in-store and digital shopping experiences;

•	our ability to respond to price, innovation and other competitive pressures in the global apparel industry on and from our key customers and in our key markets;

•	our ability to increase the number of dedicated stores for our products, including through opening and profitably operating company-operated stores;

•	consequences of foreign currency exchange and interest rate fluctuations;

•	our ability to successfully prevent or mitigate the impacts of data security breaches;

•	our ability to attract and retain key executives and other key employees;

•	our ability to protect our trademarks and other intellectual property;

•	the impact of the variables that affect the net periodic benefit cost and future funding requirements of our postretirement benefits and pension plans;

•	our dependence on key distribution channels, customers and suppliers;

•	our ability to utilize our tax credits and net operating loss carryforwards;

•	ongoing or future litigation matters and disputes and regulatory developments;

•	our liquidity outlook and capital allocation priorities;

•	our expectations regarding our preliminary estimates of certain unaudited financial information for the three months ended February 24, 2019;

•

the impact of the Tax Act in the United States, including related changes to our deferred tax assets and liabilities, tax obligations and effective tax rate in future periods, as well as the charge recorded for fiscal year 2018;

•	changes in or application of trade and tax laws, potential increases in import tariffs or taxes and the potential withdrawal from or renegotiation or replacement of NAFTA; and

•	political, social and economic instability or natural disasters in countries where we or our customers do business.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described under “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $120.5 million (or approximately $209.0 million if the underwriters exercise their option to purchase additional shares of Class A common stock from us in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders. We have agreed to pay certain expenses in connection with this offering on behalf of the selling stockholders, including all underwriting discounts and commissions applicable to the sale of shares of Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility and create a public market for our Class A common stock. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering for acquisitions or other strategic investments, although we do not currently have any plans to do so.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from this offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have paid cash dividends on our common stock each year since 2008. As noted in “Liquidity and Capital Resources,” our top capital allocation priorities are reinvesting back into the existing business and returning cash to stockholders, including in the form of cash dividends, which we target to be equal to or greater than our most recent annual dividends. In January 2019, our board of directors declared two cash dividends of $55 million each, the first of which was paid in the first quarter of fiscal year 2019 to the holders of record of our common stock at the close of business on February 8, 2019 and the second of which will be paid in the fourth quarter of fiscal year 2019 to the holders of record of our Class A and Class B common stock at the close of business on October 5, 2019. We have not yet made a determination regarding the amount of any additional future payment of cash dividends. Future cash dividends will be paid in the same per-share amount on both our Class A common stock and Class B common stock. Future determinations regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, payout ratio, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of November 25, 2018:

•	on an actual basis;

•

on a pro forma basis giving effect to (i) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock as if such reclassification had occurred on November 25, 2018, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, (iii) the reclassification of temporary equity to additional paid-in capital as described in footnote (1) to the table below and (iv) $110 million in cash dividends declared in January 2019 as described in “Dividend Policy”; and

•

on a pro forma as adjusted basis giving effect to (i) the pro forma items described immediately above, (ii) the reclassification of 27,206,110 shares of Class B common stock into an equal number of shares of Class A common stock upon the sale of such shares by the selling stockholders in this offering and (iii) the sale of 9,460,557 shares of Class A common stock by us in this offering at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of November 25, 2018
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$713,120	$713,120	$833,661

Total debt, excluding capital leases	$1,052,154	$1,052,154	$1,052,154

Temporary equity(1)	$299,140	$—	$—

Stockholders’ equity:
Preferred stock, par value $1.00 per share; 100,000,000 shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$—	$—	$—
Common stock, par value $0.001 per share; 2,700,000,000 shares authorized, 376,028,430 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	376	—	—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 1,200,000,000 shares authorized, no shares issued and outstanding, pro forma; 1,200,000,000 shares authorized, 36,666,667 shares issued and outstanding, pro forma as adjusted	—	—	37
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 422,000,000 shares authorized, 376,028,430 shares issued and outstanding, pro forma; 422,000,000 shares authorized, 348,822,320 shares issued and outstanding, pro forma as adjusted	—	376	349
Additional paid-in capital	—	299,140	444,531
Accumulated other comprehensive loss	(424,584)	(424,584)	(424,584)
Retained earnings(2)	1,084,321	974,321	949,461

Total Levi Strauss & Co. stockholders’ equity	$660,113	$849,253	$969,794

Total capitalization	$2,011,407	$1,901,407	$2,021,948

(1)

Prior to this offering, the holder of shares of Class B common stock issued upon exercise or settlement of certain RSU or SAR awards may require us to repurchase such shares at certain times at the then-current market value pursuant to a contractual put right. Because these equity-classified awards may be redeemed in cash at the option of the holder, they are presented on the balance sheet outside of permanent equity, within “temporary equity.” Temporary equity reflects the redemption value of these awards, which incorporates the elapsed service period since the grant date reflecting the pattern of compensation cost recognition, as well as the fair value of the Class B common stock issued in accordance with our 2016 EIP. Upon the completion of this offering, the contractual put right related to these awards will terminate and these awards will no longer be presented in temporary equity. Accordingly, the balance in temporary equity as of immediately prior to the offering will be reclassified to additional paid-in capital upon completion of this offering. For more information regarding these awards, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Business—Anticipated Changes to our Equity Compensation Program in Connection with this Offering.”

(2)

We have agreed to pay all underwriting discounts and commissions applicable to the sale of shares of Class A common stock by the selling stockholders. This amount will be recorded as non-operating expense upon the completion of this offering and, accordingly, has been reflected as a reduction in retained earnings.

The numbers of shares of Class A common stock and Class B common stock that will be outstanding following this offering are based on no shares of Class A common stock and 376,028,430 shares of Class B common stock outstanding as of November 25, 2018, and excludes:

•

18,943,100 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP that were outstanding as of November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•	895,560 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP after November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•

40,000,000 shares of Class A common stock reserved for future issuance under our 2019 EIP, which will become effective in connection with this offering, as more fully described under “Equity Compensation—Elements of Compensation—Long-Term Incentives”; and

•	12,000,000 shares of our Class A common stock reserved for future issuance under our ESPP, which will become effective in connection with this offering.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately following the completion of this offering.

Our historical net tangible book value as of November 25, 2018 was $687.5 million, or $1.83 per share of common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of November 25, 2018.

Our pro forma net tangible book value as of November 25, 2018 was $577.5 million, or $1.54 per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of Class A common stock and Class B common stock outstanding as of November 25, 2018, after giving effect to: (i) the reclassification of our outstanding common stock into an equal number of shares of Class B common stock as if such reclassification had occurred on November 25, 2018, (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, (iii) the reclassification of temporary equity to additional paid-in capital as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Business—Anticipated Changes to our Equity Compensation Program in Connection with this Offering” and (iv) $110 million in cash dividends declared in January 2019 as described in “Dividend Policy.”

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of the sale of 9,460,557 shares of Class A common stock by us in this offering at the initial public offering price of $17.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value as of November 25, 2018 was $698.1 million, or $1.81 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.27 per share to our existing stockholders and an immediate dilution of $15.19 per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share		$17.00
Historical net tangible book value per share as of November 25, 2018	$1.83
Decrease per share attributable to the pro forma adjustments described above	$0.29

Pro forma net tangible book value per share as of November 25, 2018	$1.54
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in this offering	$0.27

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$1.81

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$15.19

If the underwriters exercise their option to purchase additional shares of Class A common stock from us in full, our pro forma as adjusted net tangible book value would be $2.01 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $14.99 per share.

The numbers of shares of Class A common stock and Class B common stock that will be outstanding following this offering are based on no shares of Class A common stock and 376,028,430 shares of Class B common stock outstanding as of November 25, 2018, and excludes:

•

18,943,100 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP that were outstanding as of November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•

895,560 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP granted after November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•

40,000,000 shares of Class A common stock reserved for future issuance under our 2019 EIP, which will become effective in connection with this offering, as more fully described under “Equity Compensation—Elements of Compensation—Long-Term Incentives”; and

•	12,000,000 shares of our Class A common stock reserved for future issuance under our ESPP, which will become effective in connection with this offering.

To the extent that outstanding RSUs are settled, SARs are exercised, new RSUs or SARs or other securities are issued under our equity incentive plans, or we issue additional shares of Class A common stock or Class B common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of income data and selected consolidated statements of cash flow data for fiscal years 2018, 2017 and 2016 and the selected consolidated balance sheet data as of November 25, 2018 and November 26, 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of income data and selected consolidated statements of cash flow data for fiscal years 2015 and 2014 and the selected consolidated balance sheet data as of November 27, 2016, November 29, 2015 and November 30, 2014 have been derived from our audited consolidated financial statements not included in this prospectus, with the exception of earnings per common share attributable to common stockholders and weighted-average common shares outstanding, which are unaudited and were not historically included in our audited financial statements.

Our historical results are not necessarily indicative of future operating results. The selected financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014
	(in thousands, except share and per share data)
Consolidated Statements of Income Data:
Net revenues(1)	$5,575,440	$4,904,030	$4,552,739	$4,494,493	$4,753,992
Cost of goods sold	2,577,465	2,341,301	2,223,727	2,225,512	2,405,552

Gross profit	2,997,975	2,562,729	2,329,012	2,268,981	2,348,440
Selling, general and administrative expenses(2)	2,460,915	2,095,560	1,866,493	1,823,863	1,906,164
Restructuring, net	—	—	312	14,071	128,425

Operating income	537,060	467,169	462,207	431,047	313,851
Interest expense	(55,296)	(68,603)	(73,170)	(81,214)	(117,597)
Loss on early extinguishment of debt	—	(22,793)	—	(14,002)	(20,343)
Other income (expense), net	18,258	(26,992)	18,223	(25,433)	(22,057)

Income before taxes	500,022	348,781	407,260	310,398	153,854
Income tax expense	214,778	64,225	116,051	100,507	49,545

Net income	285,244	284,556	291,209	209,891	104,309

Net (income) loss attributable to noncontrolling interest	(2,102)	(3,153)	(157)	(455)	1,769

Net income attributable to Levi Strauss & Co.	$283,142	$281,403	$291,052	$209,436	$106,078

Earnings per common share attributable to common stockholders:
Basic	$0.75	$0.75	$0.78	$0.56	$0.28

Diluted	$0.73	$0.73	$0.76	$0.55	$0.28

Weighted-average common shares outstanding:
Basic	377,139,847	376,177,350	375,141,560	374,831,820	374,773,000

Diluted	388,607,361	384,338,330	382,852,950	384,122,020	380,596,080

Consolidated Statements of Cash Flow Data:
Net cash flow provided by (used for):
Operating activities	$420,371	$525,941	$306,550	$218,332	$232,909
Investing activities	(179,387)	(124,391)	(68,348)	(80,833)	(71,849)
Financing activities	(148,224)	(151,733)	(173,549)	(94,895)	(341,676)

(1)

Currency translation unfavorably impacted net revenues growth for fiscal years 2014 to 2018. The net revenues CAGR from fiscal year 2014 to fiscal year 2018 of 4% as reported was 6% on a constant-currency basis.

(2)

The period ended November 26, 2017 includes an out-of-period adjustment that increased selling, general and administrative expenses by $8.3 million and decreased income tax expense and net income by $3.2 million and $5.1 million, respectively. Basic and diluted earnings per common share attributable to common stockholders both decreased by $0.01 per share as a result of this adjustment. This item, which originated in prior years, relates to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement. We have evaluated the effects of this out-of-period adjustment, both qualitatively and quantitatively, and concluded that the correction of this amount was not material to the current period or the periods in which they originated, including quarterly reporting.

	As of
	November 25, 2018	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$713,120	$633,622	$375,563	$318,571	$298,255
Working capital	1,235,860	1,118,157	942,019	681,982	603,202
Total assets	3,542,660	3,357,838	2,995,470	2,884,395	2,906,901
Total debt, excluding capital leases	1,052,154	1,077,311	1,045,178	1,152,541	1,209,624
Temporary equity	299,140	127,035	79,346	68,783	77,664
Total Levi Strauss & Co. stockholders’ equity	660,113	696,910	509,555	330,268	153,243

Non-GAAP Financial Measures

To supplement our consolidated financial statements prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to provide investors with additional useful information about our financial performance, to enhance the overall understanding of our past performance and future prospects and to allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP financial measures to assist investors in seeing our financial performance from management’s view and because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our consolidated financial statements prepared and presented in accordance with GAAP.

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014
	(dollars in thousands)
Net income margin(1)	5.1%	5.8%	6.4%	4.7%	2.2%
Adjusted EBIT	$586,402	$488,949	$479,566	$479,180	$507,611
Adjusted EBIT margin	10.5%	10.0%	10.5%	10.7%	10.7%
Adjusted EBITDA	$706,607	$606,336	$583,444	$581,224	$617,085
Adjusted net income	$418,478	$320,928	$303,621	$251,894	$249,466
Adjusted net income margin	7.5%	6.5%	6.7%	5.6%	5.2%
Adjusted free cash flow	$94,945	$284,386	$158,212	$74,298	$118,012
Net debt	$339,034	$443,689	$669,615	$833,970	$911,369
Leverage ratio	1.5x	1.8x	1.8x	2.0x	2.0x

(1)	Net income margin, a GAAP financial measure, is presented for comparison with the Adjusted EBIT margin and adjusted net income margin.

Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA, Adjusted Net Income and Adjusted Net Income Margin

We define Adjusted EBIT, a non-GAAP financial measure, as net income excluding income tax expense, interest expense, loss on early extinguishment of debt, other expense (income), net, charges related to the transition to being a public company, impact of changes in fair value on cash-settled stock-based compensation, restructuring and related charges, severance and asset impairment charges, net, and pension and postretirement benefit plan curtailment and net settlement losses (gains). We define Adjusted EBIT margin as Adjusted EBIT as a percentage of net revenues. We define Adjusted EBITDA as Adjusted EBIT excluding depreciation and amortization expense. We define adjusted net income, a non-GAAP financial measure, as net income excluding loss on early extinguishment of debt, charges related to the transition to being a public company, impact of changes in fair value on cash-settled stock-based compensation, restructuring and related charges, severance and asset impairment charges, net, pension and postretirement benefit plan curtailment and net settlement losses (gains) and, in fiscal year 2018, a $95.6 million re-measurement of our deferred tax assets and liabilities based on the lower rates at which they are expected to reverse in the future as a result of the Tax Act, adjusted to give effect to the income tax impact of such adjustments. To calculate the income tax impact of such adjustments, we utilize an effective tax rate equal to our income tax expense divided by our income before income taxes, each as reflected in our statement of operations for the relevant period, except that in fiscal year 2018 we excluded from income tax expense the effect of the $95.6 million re-measurement described above. We define adjusted net income margin as adjusted net income as a percentage of net revenues. We believe Adjusted EBIT, Adjusted EBIT margin, Adjusted EBITDA, adjusted net income and adjusted net income margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses that we include in calculating net income but that can vary from company to company depending on its financing, capital structure and the method by which its assets were acquired, and can also vary significantly from period to period. Our management also uses Adjusted EBIT in conjunction with other GAAP financial measures for planning purposes, including as a measure of our core operating results and the effectiveness of our business strategy, and in evaluating our financial performance.

Adjusted EBIT, Adjusted EBIT margin, Adjusted EBITDA, adjusted net income and adjusted net income margin have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results prepared and presented in accordance with GAAP. Some of these limitations include:

•

Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness, which reduces cash available to us;

•	Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA do not reflect income tax payments that reduce cash available to us;

•

Adjusted EBIT, Adjusted EBIT margin and Adjusted EBITDA exclude other expense (income) net, which has primarily consisted of realized and unrealized gains and losses on our forward foreign exchange contracts and transaction gains and losses on our foreign exchange balances, although these items affect the amount and timing of cash available to us when these gains and losses are realized;

•	all of these non-GAAP financial measures exclude restructuring and related charges, severance and asset impairment charges and pension and postretirement benefit claim curtailment and net settlement losses, each of which can affect our current and future cash requirements;

•

all of these non-GAAP financial measures exclude the expense resulting from the impact of changes in fair value on our cash-settled stock-based compensation awards, even though, prior to consummation of this offering, such awards were required to be settled in cash;

•

the expenses and other items that we exclude in our calculations of all of these non-GAAP financial measures may differ from the expenses and other items, if any, that other companies may exclude from all of these non-GAAP financial measures or similarly titled measures;

•

Adjusted EBITDA excludes the recurring, non-cash expenses of depreciation of property and equipment and, although these are non-cash expenses, the assets being depreciated may need to be replaced in the future; and

•	Adjusted net income and adjusted net income margin do not include all of the effects of income taxes and changes in income taxes reflected in net income.

Because of these limitations, all of these non-GAAP financial measures should be considered along with net income and other operating and financial performance measures prepared and presented in accordance with GAAP.

The following table presents a reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted EBIT and Adjusted EBITDA for each of the periods presented.

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014
	(dollars in thousands)
Net income	$285,244	$284,556	$291,209	$209,891	$104,309
Income tax expense	214,778	64,225	116,051	100,507	49,545
Interest expense	55,296	68,603	73,170	81,214	117,597
Loss on early extinguishment of debt	—	22,793	—	14,002	20,343
Other (income) expense, net	(18,258)	26,992	(18,223)	25,433	22,057
Charges related to the transition to being a public company(1)	$140	—	—	—	—
Impact of changes in fair value on cash-settled stock-based compensation(2)	44,007	8,187	(164)	540	7,094
Restructuring and related charges, severance and asset impairment charges, net	5,259	13,361	17,614	46,982	152,653
Pension and postretirement benefit plan curtailment and net settlement losses (gains)(3)	(64)	232	(91)	611	34,013

Adjusted EBIT(4)	$586,402	$488,949	$479,566	$479,180	$507,611

Depreciation and amortization	120,205	117,387	103,878	102,044	109,474

Adjusted EBITDA	$706,607	$606,336	$583,444	$581,224	$617,085

Net income margin	5.1%	5.8%	6.4%	4.7%	2.2%

Adjusted EBIT margin	10.5%	10.0%	10.5%	10.7%	10.7%

(1)	Includes fees and expenses in connection with our transition to being a public company, including incremental consulting fees associated with being a public company.

(2)

Includes the impact of the changes in fair value of Class B common stock following the grant date on cash-settled awards, which are classified as liabilities. After this offering, we anticipate that we will no longer grant cash-settled awards and will instead grant stock-settled awards to our employees. As a result, the liabilities and stock-based compensation expense subject to the variability of the fair market value at the end of each reporting period would be replaced by stock-based compensation expense based on the grant-date fair value of the awards.

(3)	Includes non-cash pension curtailment and settlement charges.
(4)

Currency translation unfavorably impacted Adjusted EBIT growth for fiscal years 2014 to 2018. The Adjusted EBIT CAGR from fiscal year 2014 to fiscal year 2018 of 4% as reported was 5% on a constant-currency basis.

The following table presents a reconciliation of net income, the most directly comparable financial measure calculated in accordance with GAAP, to adjusted net income for each of the periods presented.

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014
	(in thousands)
Net income	$285,244	$284,556	$291,209	$209,891	$104,309
Loss on early extinguishment of debt	—	22,793	—	14,002	20,343
Charges related to the transition to being a public company(1)	140	—	—	—	—
Impact of changes in fair value on cash-settled stock-based compensation(2)	44,007	8,187	(164)	540	7,094
Restructuring and related charges, severance and asset impairment charges, net	5,259	13,361	17,614	46,982	152,653
Pension and postretirement benefit plan curtailment and net settlement losses (gains)(3)	(64)	232	(91)	611	34,013
Remeasurement of deferred tax assets and liabilities(4)	95,648	—	—	—	—
Tax impact of adjustments(5)	(11,756)	(8,201)	(4,947)	(20,132)	(68,946)

Adjusted net income	$418,478	$320,928	$303,621	$251,894	$249,466

(1)	Includes fees and expenses in connection with our transition to being a public company, including incremental consulting fees associated with being a public company.
(2)

Includes the impact of the changes in fair value of Class B common stock following the grant date on cash-settled awards, which are classified as liabilities. After this offering, we anticipate that we will no longer grant cash-settled awards and will instead grant stock-settled awards to our employees. As a result, the liabilities and stock-based compensation expense subject to the variability of the fair market value at the end of each reporting period would be replaced by stock-based compensation expense based on the grant-date fair value of the awards.

(3)	Includes non-cash pension curtailment and settlement charges.
(4)	Represents the impact of the re-measurement of our deferred tax assets and liabilities based on the lower rates at which they are expected to reverse in the future as a result of the Tax Act.
(5)

To calculate the income tax impact of such adjustments, we utilize an effective tax rate equal to our income tax expense divided by our income before income taxes, each as reflected in our statement of operations for the relevant period, except that in fiscal year 2018 we exclude from income tax expense the effect of the $95.6 million re-measurement described in footnote (4) above. The effective tax rates reflected above are: 23.8% for fiscal year 2018, 18.4% for fiscal year 2017, 28.5% for fiscal year 2016, 32.4% for fiscal year 2015 and 32.2% for fiscal year 2014.

Leverage Ratio and Net Debt

We define leverage ratio, a non-GAAP financial measure, as the ratio of total debt to the last 12 months Adjusted EBITDA. We define net debt, a non-GAAP financial measure, as total debt, excluding capital leases, less cash and cash equivalents. Our management believes that leverage ratio and net debt are important measures to monitor our financial flexibility and evaluate the strength of our balance sheet. Leverage ratio and net debt have limitations as analytical tools and may vary from similarly titled measures used by other companies. Leverage ratio and net debt should not be considered in isolation or as substitutes for an analysis of our results prepared and presented in accordance with GAAP.

The following table presents a reconciliation of total debt, excluding capital leases, the most directly comparable financial measure calculated in accordance with GAAP, to net debt for each of the periods presented.

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014
	(dollars in thousands)
Total debt, excluding capital leases	$1,052,154	$1,077,311	$1,045,178	$1,152,541	$1,209,624
Cash and cash equivalents	713,120	633,622	375,563	318,571	298,255

Net debt	$339,034	$443,689	$669,615	$833,970	$911,369

Adjusted EBITDA	$706,607	$606,336	$583,444	$581,224	$617,085

Leverage Ratio	1.5x	1.8x	1.8x	2.0x	2.0x

Adjusted Free Cash Flow

We define adjusted free cash flow, a non-GAAP financial measure, as net cash flow from operating activities less purchases of property, plant and equipment, less payments (plus proceeds) on settlement of forward foreign exchange contracts not designated for hedge accounting, and less payment of debt extinguishment costs, repurchases of common stock, including shares surrendered for tax withholdings on equity award exercises, and cash dividends to stockholders. We believe adjusted free cash flow is an important liquidity measure of the cash that is available after capital expenditures for operational expenses and investment in our business. We believe adjusted free cash flow is useful to investors because it measures our ability to generate or use cash. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth.

Our use of adjusted free cash flow has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results under GAAP. First, adjusted free cash flow is not a substitute for net cash flow from operating activities. Second, other companies may calculate adjusted free cash flow or similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of adjusted free cash flow as a tool for comparison. Additionally, the utility of adjusted free cash flow is further limited as it does not reflect our future contractual commitments and does not represent the total increase or decrease in our cash balance for a given period. Because of these and other limitations, adjusted free cash flow should be considered along with net cash flow from operating activities and other comparable financial measures prepared and presented in accordance with GAAP.

The following table presents a reconciliation of net cash flow from operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to adjusted free cash flow for each of the periods presented.

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016	November 29, 2015	November 30, 2014
	(in thousands)
Net cash flow provided by operating activities	$420,371	$525,941	$306,550	$218,332	$232,909
Purchase of property, plant and equipment	(159,413)	(118,618)	(102,950)	(104,579)	(73,396)
(Payments) proceeds on settlement of forward foreign exchange contracts not designated for hedge accounting	(19,974)	(5,773)	17,175	14,720	(6,184)
Payment of debt extinguishment costs	—	(21,902)	—	—	—
Repurchases of common stock, including shares surrendered for tax withholdings on equity award exercises	(56,039)	(25,102)	(2,563)	(4,175)	(5,314)
Dividends to stockholders	(90,000)	(70,000)	(60,000)	(50,000)	(30,003)

Adjusted free cash flow	$94,945	$284,546	$158,212	$74,298	$118,012

Net cash flow used in financing activities	$(148,224)	$(151,733)	$(173,549)	$(94,895)	$(341,676)
Net cash flow used in investing activities	(179,387)	(124,391)	(68,348)	(80,833)	(71,849)

Constant-Currency

We report our operating results in accordance with GAAP, as well as on a constant-currency basis in order to facilitate period-to-period comparisons of our results without regard to the impact of fluctuating foreign currency exchange rates. The term foreign currency exchange rates refers to the exchange rates we use to translate our operating results for all countries where the functional currency is not the U.S. Dollar into U.S. Dollars. Because we are a global company, foreign currency exchange rates used for translation may have a significant effect on our reported results. In general, our reported financial results are affected positively by a weaker U.S. Dollar and are affected negatively by a stronger U.S. Dollar as compared to the foreign currencies in which we conduct our business. References to our operating results on a constant-currency basis mean our operating results without the impact of foreign currency exchange rate fluctuations.

We believe disclosure of constant-currency results is helpful to investors because it facilitates period-to-period comparisons of our results by increasing the transparency of our underlying performance by excluding the impact of fluctuating foreign currency exchange rates. We calculate constant-currency amounts by translating local currency amounts in the prior-year period at actual foreign exchange rates for the current period.

Our constant-currency results do not eliminate the transactional currency impact of purchases and sales of products in a currency other than the functional currency.

The following table sets forth the calculation of net revenues for each of our regional operating segments on a constant-currency basis for each of the periods presented.

	Year Ended
	November 25, 2018	% Increase (Decrease) (Over Prior Year)	November 26, 2017	% Increase (Decrease) (Over Prior Year)	November 27, 2016	% Increase (Decrease) (Over Prior Year)	November 29, 2015	% Increase (Decrease) (Over Prior Year)	November 30, 2014	% Increase (Decrease) (Over Prior Year)	November 24, 2013
	(dollars in millions)
Net revenues:
Total Revenues
As reported	$5,575.4	13.7%	$4,904.0	7.7%	$4,552.7	1.3%	$4,494.5	(5.5)%	$4,754.0	1.5%	$4,681.7
Impact of foreign currency exchange rates	—	*	44.0	*	10.5	*	(77.4)	*	(311.6)	*	(46.7)

Constant-currency	$5,575.4	12.7%	$4,948.0	7.5%	$4,563.2	3.1%	$4,417.1	1.2%	$4,442.4	2.6%	$4,635.0

Americas
As reported	$3,042.7	9.7%	$2,774.0	3.4%	$2,682.9	(1.6)%	$2,726.5	(4.8)%	$2,862.9	0.4%	$2,851.0
Impact of foreign currency exchange rates	—	*	(7.3)	*	(0.4)	*	(35.3)	*	(61.4)	*	(15.9)

Constant-currency	$3,042.7	10.0%	$2,766.7	3.4%	$2,682.5	(0.3)%	$2,691.2	(2.7)%	$2,801.5	1.0%	$2,835.1

Europe
As reported	$1,646.2	25.4%	$1,312.3	20.2%	$1,091.4	7.4%	$1,016.4	(11.1)%	$1,143.3	3.6%	$1,103.5
Impact of foreign currency exchange rates	—	*	$49.9	*	$12.8	*	(24.2)	*	(201.2)	*	(4.8)

Constant-currency	$1,646.2	20.8%	$1,362.2	18.8%	$1,104.2	10.0%	$992.2	7.8%	$942.1	4.1%	$1,098.7

Asia
As reported	$886.5	8.4%	$817.7	5.1%	$778.4	3.6%	$751.6	0.5%	$747.8	2.8%	$727.2
Impact of foreign currency exchange rates	—	*	1.4	*	(1.9)	*	(17.9)	*	(49.0)	*	(26.0)

Constant-currency	$886.5	8.2%	$819.1	5.3%	$776.5	6.1%	$733.7	7.7%	$698.8	6.7%	$701.2

*	Not Meaningful

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

We use a 52- or 53-week fiscal year, with each fiscal year ending on the Sunday that is closest to November 30 of that year. See “—Financial Information Presentation—Fiscal Year.”

Overview

We are an iconic American company with a rich history of profitable growth, quality, innovation and corporate citizenship. Our story began in San Francisco, California in 1853 as a wholesale dry goods business. We invented the blue jean 20 years later. Today we design, market and sell products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories for men, women and children around the world under our Levi’s, Dockers, Signature by Levi Strauss & Co. and Denizen brands. With $5.6 billion in net revenues, and sales in more than 110 countries in fiscal year 2018, we are one of the world’s leading apparel companies, with the Levi’s brand having the highest brand awareness in the denim bottoms category globally.

Our business is operated through three geographic regions that comprise our three reporting segments: the Americas; Europe; and Asia, which includes the Middle East and Africa. We service consumers through our global infrastructure, developing, sourcing and marketing our products around the world. Our Americas, Europe and Asia segments contributed 55%, 29% and 16%, respectively, of our net revenues and 59%, 32% and 9%, respectively, of our total regional operating income in fiscal year 2018.

Our iconic, enduring brands are brought to life every day around the world by our talented and creative employees and partners. The Levi’s brand epitomizes classic, authentic American style and effortless cool. We have cultivated Levi’s as a lifestyle brand that is inclusive and democratic in the eyes of consumers while offering products that feel exclusive, personalized and original. This approach has enabled the Levi’s brand to evolve with the times and continually reach a new, younger audience, while our rich heritage continues to drive relevance and appeal across demographics. The Dockers brand helped drive “Casual Friday” in the 1990s and has been a cornerstone of casual menswear for more than 30 years. The Signature by Levi Strauss & Co. and Denizen brands, which we developed for value-conscious consumers, offer quality craftsmanship and great fit and style at affordable prices.

We recognize wholesale revenue from sales of our products through third-party retailers such as department stores, specialty retailers, leading third-party eCommerce sites and franchise locations dedicated to our brands. We also sell our products directly to consumers through a variety of formats, including our own company-operated mainline and outlet stores, company-operated eCommerce sites and select shop-in-shops that we operate within department stores and other third-party retail locations. As of January 30, 2019, our products were sold in over 50,000 retail locations, including approximately 3,000 brand-dedicated stores and shop-in-shops. As of January 30, 2019, we had 831 company-operated stores and approximately 500 company-operated shop-in-shops. The remainder of our brand-dedicated stores and shop in-shops were operated by franchisees and other partners. Our wholesale channels generated 65% and 66% of our net revenues in fiscal years 2018 and 2017, respectively. In fiscal years 2018 and 2017, franchise stores (which are part of the wholesale channels) generated 7% and 8%, respectively, of our net revenues. Our DTC channel generated 35% and 34% of our net revenues in fiscal years 2018 and 2017, respectively, with our company operated eCommerce sites representing 13% of DTC channel net revenues in fiscal years 2018 and 2017 and 4% of total net revenues in fiscal years 2018 and 2017.

Our Europe and Asia businesses, collectively, contributed 45% of our net revenues and 41% of our regional operating income in fiscal year 2018, as compared to 43% of our net revenues and 34% of our regional operating income in fiscal year 2017. Sales of Levi’s brand products represented approximately 86% of our total net sales in both fiscal years 2018 and 2017. Pants represented 68% of our total units sold in fiscal year 2018, as compared to 72% of our total units sold in fiscal year 2017, and men’s products generated 69% of our total net sales in fiscal year 2018 as compared to 72% in fiscal year 2017.

Our Objectives

Our key long-term objectives are to strengthen our brands globally in order to deliver sustainable profitable growth and generate industry leading shareholder returns. Critical strategies to achieve these objectives include driving our profitable core business, expanding the reach of our brands globally and into new categories, leading in omni-channel and achieving operational excellence.

Factors Affecting Our Business

We believe the key business and marketplace factors that are impacting our business include the following:

•

Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging retail environment for us and our customers, characterized by unpredictable traffic patterns and a general promotional environment. In developed economies, mixed real wage growth and shifting in consumer spending also continue to pressure global discretionary spending. Consumers continue to focus on value pricing and convenience with the off-price retail channel remaining strong and increased expectations for real-time delivery.

•

The diversification of our business model across regions, channels, brands and categories affects our gross margin. For example, if our sales in higher gross margin business regions, channels, brands and categories grow at a faster rate than in our lower gross margin business regions, channels, brands and categories, we would expect a favorable impact to aggregate gross margin over time. Gross margin in Europe is generally higher than in our other two regional operating segments. Sales directly to consumers generally have higher gross margins than sales through third parties, although these sales typically have higher selling expenses. Value brands, which are focused on the value-conscious consumer, generally generate lower gross margin. Enhancements to our existing product offerings, or our expansion into new products categories, may also impact our future gross margin.

•

More competitors are seeking growth globally, thereby increasing competition across regions. Some of these competitors are entering markets where we already have a mature business such as the United States, Mexico, Western Europe and Japan, and may provide consumers discretionary purchase alternatives or lower-priced apparel offerings.

•	Wholesaler/retailer dynamics and wholesale channels remain challenged by mixed growth prospects due to increased competition from eCommerce shopping, pricing transparency enabled by the proliferation of online technologies and vertically-integrated specialty stores. Retailers, including our top customers, have in the past and may in the future decide to consolidate, undergo restructurings or rationalize their stores, which could result in a reduction in the number of stores that carry our products.

•

Many apparel companies that have traditionally relied on wholesale distribution channels have invested in expanding their own retail store and eCommerce distribution and consumer-facing technologies, which has increased competition in the retail market.

•

Competition for, and price volatility of, resources throughout the supply chain have increased, causing us and other apparel manufacturers to continue to seek alternative sourcing channels and create new efficiencies in our global supply chain. Trends affecting the supply chain include the proliferation of lower-cost sourcing alternatives, resulting in reduced barriers to entry for new competitors, and the impact of fluctuating prices of labor and raw materials as well as the consolidation of suppliers. Trends such as these can bring additional pressure on us and other wholesalers and retailers to shorten lead-times, reduce costs and raise product prices.

•

Foreign currencies continue to be volatile. Significant fluctuations of the U.S. Dollar against various foreign currencies, including the Euro, British Pound and Mexican Peso, will impact our financial results, affecting translation and revenue, operating margins and net income.

•

The current environment has introduced greater uncertainty with respect to potential tax and trade regulations. Most recently, the United States enacted new tax legislation, which is intended to stimulate economic growth and capital investments in the United States by, among other provisions, lowering tax rates for both corporations and individuals. In addition, the current domestic and international political environment, including changes to other U.S. policies related to global trade and tariffs, have resulted in uncertainty surrounding the future state of the global economy. Such changes may require us to modify our current sourcing practices, which may impact our product costs and, if not mitigated, could have a material adverse effect on our business and results of operations.

These factors contribute to a global market environment of intense competition, constant product innovation and continuing cost pressure, and combine with the continuing global economic conditions to create a challenging commercial and economic environment. We evaluate these factors as we develop and execute our strategies.

Seasonality

We typically achieve our largest quarterly revenues in the fourth fiscal quarter. In fiscal year 2018, our net revenues in the first, second, third and fourth quarters represented 24%, 22%, 25% and 29%, respectively, of our total net revenues for the year. In fiscal year 2017, our net revenues in the first, second, third and fourth quarters represented 22%, 22%, 26% and 30%, respectively, of our total net revenues for the year. In fiscal year 2016, our net revenues in the first, second, third and fourth quarters represented 23%, 22%, 26% and 29%, respectively, of our total net revenues for the year.

We typically achieve a significant amount of revenues from our DTC channel on the Friday following Thanksgiving Day, which is commonly referred to as Black Friday. Due to the timing of our fiscal year-end, a particular fiscal year might include one, two or no Black Fridays, which could impact our net revenues for the fiscal year. Each of fiscal years 2018, 2017 and 2016 included one Black Friday. Fiscal year 2019 will have no Black Friday, while fiscal year 2020 will have two Black Fridays.

Effects of Inflation

We believe inflation in the regions where most of our sales occur has not had a significant effect on our net revenues or profitability.

Anticipated Changes to our Equity Compensation Program in Connection with this Offering

Equity-Settled Awards

Historically, we have granted stock-settled SARs and RSUs only to a small group of our senior executives and members of our board of directors. We recognize stock-based compensation expense for these share-based awards, which are classified as equity in our consolidated financial statements, based on the grant date fair value of the awards over the requisite service period, adjusted for estimated forfeitures. Prior to this offering, the holder of shares of Class B common stock issued upon exercise or settlement of these awards may require us to repurchase such shares at the then-current market value pursuant to a contractual put right. These put rights may only be exercised with respect to shares that have been held by the participant for at least six months since their issuance date, thus exposing the holder to risks and rewards of ownership for a reasonable period of time. Additionally, prior to an IPO, we have the right to repurchase the shares of our Class B common stock held by a participant at the then-current fair market value pursuant to a contractual call right. As with the put rights, call rights may only be exercised with respect to shares of Class B common stock that have been held by a participant for at least six months following their issuance date.

Because these equity-classified awards may be redeemed in cash at the option of the holder, they are presented on the balance sheet outside of permanent equity, within “temporary equity.” Temporary equity reflects the redemption value of these awards, which incorporates the elapsed service period since the grant date reflecting the pattern of compensation cost recognition, as well as the fair value of the common stock issued in accordance with our 2016 EIP. The increase in temporary equity from $127.0 million on November 26, 2017 to $299.1 million on November 25, 2018 was primarily due to appreciation in the fair value of our common stock, partially offset by $56.0 million used for repurchases of common stock, including shares surrendered for tax withholdings on equity award exercises. These changes in value reflected in temporary equity have no impact on our compensation expense or net income.

In accordance with the terms of our 2016 EIP and these awards, the contractual put and call arrangements will terminate upon the completion of this offering. As a result, equity-classified awards will be classified as a component of permanent equity and we will no longer present any equity-classified awards as temporary equity upon the completion of this offering.

Cash-Settled Awards

Cash-settled awards, which include cash-settled RSUs, which we also refer to as phantom stock, have historically been granted to various levels of our management who are not executive officers. Because these awards may only be settled in cash, these awards are classified as liabilities, and included within “Accrued salaries, wages and employee benefits” or “Other long-term liabilities” in our consolidated balance sheets.

For these cash-settled awards, stock-based compensation is measured using the fair market value at the end of each reporting period until settlement. As of November 25, 2018, $51.5 million was reflected as a current liability and expected to be settled in the first quarter of fiscal year 2019 and $43.0 million was reflected as a long-term liability and expected to be settled in fiscal years 2020 through 2022. Our stock-based compensation expense related to these awards increased to $71.4 million in fiscal year 2018 from $31.3 million in fiscal year 2017, mostly as a result of an increase in the fair value of our common stock at the end of each reporting period. Our stock-based compensation expense related to these awards increased to $31.3 million in fiscal year 2017 from $11.0 million in fiscal year 2016, most of which increase was recorded in the second half of fiscal year 2017 as a result of an increase in the fair value of our common stock.

As permitted by our 2016 EIP and in connection with this offering, we expect to cancel our outstanding cash-settled awards in March 2019 and replace them in total with comparable RSUs that settle in stock. In addition, after this offering, we anticipate that we will no longer grant cash-settled awards and will instead grant stock-settled awards to our management employees. As a result, the liabilities and stock-based compensation expense subject to the variability of the fair market value at the end of each reporting period would be replaced with stock-based compensation expense based on the grant-date fair value of the awards and recorded as an increase to equity.

Financial Information Presentation

Fiscal Year

We use a 52- or 53-week fiscal year, with each fiscal year ending on the Sunday that is closest to November 30 of that year. Certain of our foreign subsidiaries have fiscal years ending on November 30. Each fiscal year generally consists of four 13-week quarters, with each quarter ending on the Sunday that is closest to the last day of the last month of that quarter. Each of fiscal years 2019, 2018, 2017 and 2016 included or will include 52 weeks of operations, and each quarter of fiscal years 2019, 2018, 2017 and 2016 consisted or will consist of 13 weeks. Fiscal year 2020 will include 53 weeks of operations, with the fourth quarter consisting of 14 weeks and each other quarter consisting of 13 weeks.

Segments

We manage our business according to three regional operating segments: the Americas; Europe; and Asia, which includes the Middle East and Africa.

Classification

Our classification of certain significant revenues and expenses reflects the following:

•

Net revenues comprise net sales and licensing revenues. Net sales include sales of products to wholesale customers, including franchised stores, and direct sales to consumers at our company-operated stores and shop-in-shops located within department stores and other third-party locations, as well as company-operated eCommerce sites. Net revenues include discounts, allowances for estimated returns and incentives. Licensing revenues, which include revenues from the use of our trademarks in connection with the manufacturing, advertising and distribution of trademarked products by third-party licensees, are earned and recognized as products are sold by licensees based on royalty rates as set forth in the applicable licensing agreements.

•

Cost of goods sold primarily comprises product costs, labor and related overhead, sourcing costs, inbound freight, internal transfers and the cost of operating our remaining manufacturing facilities, including the related depreciation expense. On both a reported and constant-currency basis, cost of goods sold reflects the transactional currency impact resulting from the purchase of products in a currency other than the functional currency.

•

Selling expenses include, among other things, all occupancy costs and depreciation associated with our company-operated stores and commissions associated with our company-operated shop-in-shops, as well as costs associated with our eCommerce operations.

•

We reflect substantially all distribution costs in selling, general and administrative expenses, or SG&A, including costs related to receiving and inspection at distribution centers, warehousing, shipping to our customers, handling and certain other activities associated with our distribution network.

Constant-Currency

We report our operating results in accordance with GAAP, as well as on a constant-currency basis in order to facilitate period-to-period comparisons of our results without regard to the impact of fluctuating foreign currency exchange rates. For additional information regarding our constant-currency results, which are non-GAAP financial measures, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Results of Operations

Comparison of Fiscal Years 2018 and 2017

The following table sets forth, for the periods indicated, our consolidated statements of income, the changes in these items from period to period and these items expressed as a percentage of net revenues.

	Years Ended
	November 25, 2018	November 26, 2017	% Increase (Decrease)	November 25, 2018 % of Net Revenues	November 26, 2017 % of Net Revenues
	(dollars in millions)
Net revenues	$5,575.4	$4,904.0	13.7%	100.0%	100.0%
Cost of goods sold	2,577.4	2,341.3	10.1	46.2	47.7

Gross profit	2,998.0	2,562.7	17.0	53.8	52.3

Selling, general and administrative expenses	2,460.9	2,095.5	17.4	44.1	42.7

Operating income	537.1	467.2	15.0	9.6	9.5
Interest expense	(55.3)	(68.6)	(19.4)	(1.0)	(1.4)
Loss on early extinguishment of debt	—	(22.8)	(100.0)	—	(0.5)
Other income (expense), net	18.3	(27.0)	*	0.3	(0.6)

Income before income taxes	500.1	348.8	43.4	9.0	7.1
Income tax expense	214.8	64.2	*	3.9	1.3

Net income	285.3	284.6	0.2	5.1	5.8

Net income attributable to noncontrolling interest	(2.1)	(3.2)	(34.4)	—	(0.1)

Net income attributable to Levi Strauss & Co.	$283.2	$281.4	0.6%	5.1%	5.7%

*	Not meaningful

Net Revenues

The following table presents net revenues by reporting segment for the periods indicated and the changes in net revenues by reporting segment on both reported and constant-currency bases from period to period.

	Year Ended
			% Increase (Decrease)
	November 25, 2018	November 26, 2017	As Reported	Constant Currency
	(dollars in millions)
Net revenues:
Americas	$3,042.7	$2,774.0	9.7%	10.0%
Europe	1,646.2	1,312.3	25.4	20.8
Asia	886.5	817.7	8.4	8.2

Total net revenues	$5,575.4	$4,904.0	13.7%	12.7%

As compared to the same period in the prior year, total net revenues were affected favorably by changes in foreign currency exchange rates.

Americas.    On both a reported basis and constant-currency basis, net revenues in our Americas region increased for fiscal year 2018. Currency translation had an unfavorable impact on net revenues of approximately $7 million for the year. Constant-currency net revenues increased as a result of broad-based growth in the region. Wholesale revenues grew in the region, largely due to the continued growth in performance and expansion of Signature, by Levi Strauss & Co. products and Levi’s women’s products as well as growth in Mexico. DTC revenues grew due to strong performance of our company-operated retail outlet and eCommerce businesses driven by increased traffic and conversion, as well as 21 more company-operated retail stores in operation as of November 25, 2018 as compared to November 26, 2017.

Europe.    Net revenues in Europe increased on both reported and constant-currency bases, with currency translation affecting net revenues favorably by approximately $50 million. Constant-currency net revenues increased for fiscal year 2018 as a result of strong performance in all channels mostly due to traditional wholesale and company-operated retail. The widespread growth in all channels reflects the strength of the brand and expanded product assortment across the customer base, mainly in Levi’s men’s and women’s products. Additionally, there were 17 more company-operated retail stores in operation as of November 25, 2018 as compared to November 26, 2017.

Asia.    Net revenues in Asia increased on both reported and constant-currency bases, with currency translation having a minimal impact on net revenues. On a constant-currency basis, the increase in net revenues was primarily due to the expansion and strong performance of our company-operated retail network, which included 36 more stores as of November 25, 2018 as compared to November 26, 2017. Wholesale revenues in 2018 increased, particularly in India, Japan, Australia and New Zealand.

Gross Profit

The following table shows consolidated gross profit and gross margin for the periods indicated and the changes in these items from period to period.

	Year Ended
	November 25, 2018	November 26, 2017	% Increase (Decrease)
	(dollars in millions)
Net revenues	$5,575.4	$4,904.0	13.7%
Cost of goods sold	2,577.4	2,341.3	10.1

Gross profit	$2,998.0	$2,562.7	17.0%

Gross margin	53.8%	52.3%

Currency translation favorably impacted gross profit by approximately $32 million. Gross margin increased primarily due to increased DTC sales.

Selling, General and Administrative Expenses

The following table shows SG&A for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues.

	Year Ended
	November 25, 2018	November 26, 2017	% Increase (Decrease)	November 25, 2018 % of Net Revenues	November 26, 2017 % of Net Revenues
	(dollars in millions)
Selling	$1,043.0	$888.2	17.4%	18.7%	18.1%
Advertising and promotion	400.3	323.3	23.8	7.2	6.6
Administration	487.9	411.0	18.7	8.8	8.4
Other	529.7	473.0	12.0	9.5	9.7

Total SG&A	$2,460.9	$2,095.5	17.4%	44.1%	42.7%

Currency translation affected SG&A expenses unfavorably by approximately $19 million as compared to the prior year.

Selling.    Currency translation impacted selling expenses unfavorably by approximately $11.0 million for the year ended November 25, 2018. Higher selling expenses primarily reflected costs associated with the expansion and performance of our DTC business, including increased investment in new and existing company-operated stores. We had 74 more company-operated stores as of November 25, 2018 than as of November 26, 2017.

Advertising and promotion.    Currency translation impacted advertising and promotion expense unfavorably by approximately $2.0 million for the year ended November 25, 2018. Advertising and promotion expenses increased due to planned incremental investments in advertising.

Administration.    Administration expenses include functional administrative and organization costs. Currency translation impacted administration expenses unfavorably by approximately $3.0 million for the fiscal year 2018. As compared to the same prior-year period, administration expenses in 2018 reflect higher stock-based and incentive compensation which increased $57.9 million, reflecting outperformance against our internally-set objectives. Our stock-based compensation expense related to cash-settled awards increased to $71.4 million for fiscal year 2018 from $31.3 million for the same prior-year period, mostly as a result of an increase in fair value of our common stock during the period. This increase was partially offset by an $8.3 million adjustment in 2017, which was for the correction of the periods used for the recognition of expense associated with employees eligible to vest in awards after retirement in the prior years.

Other.    Other SG&A expense include distribution, information resources, and marketing organization costs. Currency translation impacted other SG&A expenses unfavorably by approximately $3.0 million for the fiscal year 2018. The increase in SG&A other costs was primarily due to an increase in distribution costs as a result of higher volume.

Operating Income

The following table shows operating income by regional operating segment and corporate expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues.

	Year Ended
	November 25, 2018	November 26, 2017	% Increase	November 25, 2018 % of Net Revenues		November 26, 2017 % of Net Revenues
	(dollars in millions)
Operating income:
Americas	$551.4	$529.3	4.2%	18.1	%*	19.1	%*
Europe	292.9	198.7	47.4	17.8	*	15.1	*
Asia	86.6	78.3	10.6	9.8	*	9.6	*

Total regional operating income	930.9	806.3	15.5	16.7		16.4
Corporate expenses	393.8	339.1	16.1	7.1		6.9

Total operating income	$537.1	$467.2	15.0%	9.6%		9.5%

Operating margin	9.6%	9.5%

*	Percentage of corresponding region net revenues

Currency translation affected total operating income favorably by approximately $13 million as compared to the prior year.

Regional Operating Income

•

Americas.    Currency translation did not have a significant impact on operating income in the region for fiscal year 2018. The increase in operating income was primarily due to higher net revenues and gross margin partially offset by higher SG&A selling expense due to store growth and an increased investment in advertising.

•

Europe.    Currency translation favorably affected operating income by approximately $14 million as compared to the prior year. The increase in operating income was due to higher net revenues across all channels, partially offset by higher SG&A selling expense to support growth and higher advertising and promotion expense.

•

Asia.    Currency translation did not have a significant impact on operating income in the region for fiscal year 2018. The increase in operating income for 2018 was due to higher net revenues and gross margins, partially offset by higher SG&A selling expense related to retail expansion.

Corporate.    Corporate expenses represent costs that management does not attribute to any of our regional operating segments. Included in corporate expenses are restructuring and restructuring-

related charges, other corporate staff costs, and costs associated with our global inventory sourcing organization. Currency translation did not have a significant impact on corporate expenses. The increase in corporate expenses for 2018 was primarily due to an increase in administration expenses of $57.9 million relating to stock-based and incentive compensation reflecting outperformance against our internally-set objectives. This increase was partially offset by an $8.3 million adjustment in 2017, which was for the correction of the periods used for the recognition of expense associated with employees eligible to vest in awards after retirement in the prior years.

Interest Expense

Interest expense was $55.3 million for the year ended November 25, 2018, as compared to $68.6 million in the prior year. The decrease in interest expense was primarily due to lower average borrowing rates in 2018 resulting from our debt refinancing activities during the second quarter of 2017, and the reduction in deferred compensation interest due to changes to market conditions.

Our weighted-average interest rate on average borrowings outstanding for 2018 was 5.01%, as compared to 5.60% for 2017.

Loss on Early Extinguishment of Debt

For the year ended November 26, 2017, we recorded a $22.8 million loss on early extinguishment of debt as a result of our debt refinancing activities during the year. The loss included $21.9 million of tender and call premiums on the retirement of the debt.

Other Income (Expense), Net

Other income (expense), net, primarily consists of foreign exchange management activities and transactions. For the year ended November 25, 2018, we recorded net other income of $18.3 million as compared to net other expense of $27.0 million for the prior year. The income in 2018 primarily reflected net gains on our foreign exchange derivatives and investment interest generated from money market funds, partially offset by net losses on our foreign currency denominated balances. The expense in 2017 primarily reflected net losses on foreign exchange derivatives, partially offset by net gains on our foreign currency denominated balances.

Income Tax Expense

Income tax expense was $214.8 million for the year ended November 25, 2018, compared to $64.2 million for the prior year. Our effective income tax rate was 43.0% for the year ended November 25, 2018, compared to 18.4% for the prior year.

The increase in the effective tax rate in 2018 as compared to 2017 was primarily driven by one-time tax charge related to the impact of the Tax Act and proportionately less tax benefit from the lower tax cost of foreign operations, partially offset by the lower U.S. federal statutory tax rate.

For the year ended November 25, 2018, management reevaluated its historic assertion of indefinite reinvestment of $264 million of undistributed foreign earnings. These earnings, as well as other foreign earnings, were subject to the U.S. one-time mandatory transition tax and are eligible to be repatriated to the United States without additional U.S. federal tax under the Tax Act. As a result of this reevaluation, we have determined that any historical undistributed earnings through November 25, 2018 are no longer considered to be indefinitely reinvested and accordingly recognized a $10.3 million deferred tax expense associated with the future remittance of these undistributed earnings of foreign subsidiaries.

The Tax Act was enacted in the United States on December 22, 2017 and includes, among other items, a reduction in the federal corporate income tax rate from 35% to 21% and a deemed repatriation of foreign earnings. The enactment of the Tax Act resulted in a charge of $143.4 million to tax expense for the year ended November 25, 2018. This charge was comprised of a $95.6 million re-measurement of our deferred tax assets and liabilities based on the lower rates at which they are expected to reverse in the future, a $37.5 million one-time U.S. transition tax on undistributed foreign earnings and a $10.3 million charge related to foreign and state tax costs associated with the future remittance of undistributed earnings of foreign subsidiaries. We have completed our analysis and accounting with respect to these items. However, changes in law, interpretations and facts may result in adjustments to these amounts.

The Tax Act also includes a provision to tax global intangible low-taxed income, or GILTI, of foreign subsidiaries, which was effective for our company beginning in fiscal year 2019. In accordance with GAAP, we have made an accounting policy election to treat taxes due under the GILTI provision as a current period expense.

Comparison of Fiscal Years 2017 and 2016

The following table sets forth, for the periods indicated, our consolidated statements of income, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 26, 2017	November 27, 2016	% Increase (Decrease)	November 26, 2017 % of Net Revenues	November 27, 2016 % of Net Revenues
	(dollars in millions)
Net revenues	$4,904.0	$4,552.7	7.7%	100.0%	100.0%
Cost of goods sold	2,341.3	2,223.7	5.3	47.7	48.8

Gross profit	2,562.7	2,329.0	10.0	52.3	51.2

Selling, general and administrative expenses	2,095.5	1,866.5	12.3	42.7	41.0
Restructuring, net	—	0.3	*	—	—

Operating income	467.2	462.2	1.1	9.5	10.2
Interest expense	(68.6)	(73.2)	(6.3)	(1.4)	(1.6)
Loss on early extinguishment of debt	(22.8)	—	(100.0)	(0.5)	—
Other (expense) income, net	(27.0)	18.2	*	(0.6)	0.4

Income before income taxes	348.8	407.2	(14.3)	7.1	8.9
Income tax expense	64.2	116.0	(44.7)	1.3	2.5

Net income	284.6	291.2	(2.3)	5.8	6.4

Net income attributable to noncontrolling interest	(3.2)	(0.2)	*	(0.1)	—

Net income attributable to Levi Strauss & Co.	$281.4	$291.0	(3.3)%	5.7%	6.4%

*	Not meaningful

Net Revenues

The following table presents net revenues by regional operating segment for the periods indicated and the changes in net revenues by operating segment on both reported and constant-currency bases from period to period:

	Year Ended
			% Increase
	November 26, 2017	November 27, 2016	As Reported	Constant Currency
	(dollars in millions)
Net revenues:
Americas	$2,774.0	$2,682.9	3.4%	3.4%
Europe	1,312.3	1,091.4	20.2	18.8
Asia	817.7	778.4	5.0	5.3

Total net revenues	$4,904.0	$4,552.7	7.7%	7.5%

Total net revenues for fiscal year 2017 were affected favorably by changes in foreign currency exchange rates as compared to fiscal year 2016.

Americas.    On both a reported basis and constant-currency basis, net revenues in our Americas region increased for fiscal year 2017, with currency translation having a minimal impact on net revenues. Excluding the effects of currency, the increase in net revenues for fiscal year 2017 was due to the performance and expansion of our company-operated retail network, particularly company-operated outlets, and strong performance in our Signature by Levi Strauss & Co. and Denizen brands. This was offset by lower wholesale revenues in the United States in our Dockers brand.

Europe.    Net revenues in Europe increased for fiscal year 2017 on both reported and constant-currency bases, with currency translation affecting net revenues favorably by approximately $13 million. Constant-currency net revenues increased for fiscal year 2017 due to strong performance across all channels, primarily our company-operated retail network and wholesale channels.

Asia.    Net revenues in Asia, which includes the Middle East and Africa, increased for fiscal year 2017 on both reported and constant-currency bases, with currency translation affecting net revenues unfavorably by approximately $2 million. The increase in constant-currency net revenues was primarily due to the performance and expansion of our company-operated retail network, particularly company-operated outlets.

Gross Profit

The following table shows consolidated gross profit and gross margin for the periods indicated and the changes in these items from period to period:

	Year Ended
	November 26, 2017	November 27, 2016	% Increase (Decrease)
	(dollars in millions)
Net revenues	$4,904.0	$4,552.7	7.7%
Cost of goods sold	2,341.3	2,223.7	5.3

Gross profit	$2,562.7	$2,329.0	10.0%

Gross margin	52.3%	51.2%

Currency translation favorably impacted gross profit for fiscal year 2017 by approximately $8 million. Gross margin improved primarily due to company-operated retail network growth and international revenue growth.

Selling, General and Administrative Expenses

The following table shows our SG&A expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 26, 2017	November 27, 2016	% Increase (Decrease)	November 26, 2017 % of Net Revenues	November 27, 2016 % of Net Revenues
	(dollars in millions)
Selling	$888.2	$783.2	13.4%	18.1%	17.2%
Advertising and promotion	323.3	284.0	13.8	6.6	6.2
Administration	411.0	350.1	17.4	8.4	7.7
Other	473.0	442.0	7.2	9.7	9.7
Restructuring-related charges	—	7.2	(100.0)	—	0.2

Total SG&A expenses	$2,095.5	$1,866.5	12.3%	42.7%	41.0%

Currency translation affected SG&A expenses for fiscal year 2017 unfavorably by approximately $2 million as compared to fiscal year 2016.

Selling.    Currency translation did not have a significant impact on selling expenses for fiscal year 2017. Higher selling expenses primarily reflected costs associated with the growth of our company-operated store network. We had 53 more company-operated stores at the end of fiscal year 2017 than we did at the end of fiscal year 2016.

Advertising and Promotion.    Currency translation did not have a significant impact on advertising and promotion expense for fiscal year 2017. Advertising and promotion expenses increased due to a higher investment in advertising.

Administration.    Currency translation did not have a significant impact on administration expenses for fiscal year 2017. As compared to fiscal year 2016, administration expenses in fiscal year 2017 reflect higher costs relating to incentive compensation. Our stock-based compensation expense related to cash-settled awards increased to $31.3 million for fiscal year 2017 from $11.0 million for the same prior-year period; most of this increase was recorded in the second half of fiscal year 2017 as a result of an increase in fair value of our common stock during the period. In addition, incentive compensation costs increased reflecting improved achievement against our internally-set objectives in fiscal year 2017 as compared to fiscal year 2016 and an adjustment in the third quarter of fiscal year 2017. This adjustment, of which $8.3 million related to prior years, was for the correction of the periods used for the recognition of expense associated with employees eligible to vest in awards after retirement. The increase was also due to the recognition of a $7.0 million of benefit from the resolution of a vendor dispute settled in the prior-year period.

Other.    Currency translation did not have a significant impact on other SG&A expenses for fiscal year 2017. The increase in SG&A other costs is primarily due to higher marketing and information technology expenses. Additionally, we recorded a gain in the second quarter of fiscal year 2016 in conjunction with the sale-leaseback of our distribution center in the United Kingdom.

Restructuring-Related Charges.    Restructuring-related charges consist primarily of consulting fees incurred for our centrally-led cost-savings initiatives, productivity projects and transition-related projects, which were implemented through the end of fiscal year 2016.

Operating Income

The following table shows operating income by regional operating segment and corporate expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
	November 26, 2017	November 27, 2016	% Increase (Decrease)	November 26, 2017 % of Net Revenues		November 27, 2016 % of Net Revenues
	(dollars in millions)
Operating income:
Americas	$529.3	$507.8	4.2%	19.1	%*	18.9	%*
Europe	198.7	154.8	28.4	15.1	*	14.2	*
Asia	78.3	80.9	(3.2)	9.6	*	10.4	*

Total regional operating income	806.3	743.5	8.4	16.4		16.3
Corporate:
Restructuring, net	—	0.3	(100.0)	—		—
Restructuring-related charges	—	7.2	(100.0)	—		0.2
Other corporate staff costs and expenses	339.1	273.8	23.8	6.9		6.0

Corporate expenses	339.1	281.3	20.5	6.9		6.2

Total operating income	$467.2	$462.2	1.1%	9.5%		10.2%

Operating margin	9.5%	10.2%

*	Percentage of corresponding region net revenues

Currency translation favorably affected total operating income for fiscal year 2017 by approximately $6 million as compared to fiscal year 2016.

Regional Operating Income

•

Americas.    Currency translation did not have a significant impact on operating income in the region for fiscal year 2017. The increase in operating income was primarily due to higher net revenues and gross margin partially offset by higher SG&A selling expense due to retail expansion.

•

Europe.    Currency translation favorably affected operating income for fiscal year 2017 by approximately $7 million as compared to fiscal year 2016. The increase in operating income was due to higher net revenues and gross margin partially offset by higher SG&A selling expense to support growth and higher advertising and promotion expense.

•

Asia.    Currency translation did not have a significant impact on operating income in the region for fiscal year 2017. The decrease in operating income for fiscal year 2017 was due to higher SG&A selling expense related to our retail network to support growth, partially offset by higher net revenues.

Corporate.    Currency translation did not have a significant impact on corporate expenses. The increase in corporate expenses for fiscal year 2017 was primarily due to an increase in administration expenses relating to incentive compensation. Incentive compensation costs increased reflecting improved achievement against our internally-set objectives in fiscal year 2017 as compared to fiscal year 2016 and an adjustment in the third quarter of fiscal year 2017. This adjustment, of which

$8.3 million related to prior years, was for the correction of the periods used for the recognition of expense associated with employees eligible to vest in awards after retirement. Operating expenses also increased due to purchasing price variances related to our global sourcing organization’s procurement of inventory on behalf of our regions.

Interest Expense

Interest expense was $68.6 million for fiscal year 2017, as compared to $73.2 million for fiscal year 2016. The decrease in interest expense was primarily due to lower average borrowing rates in fiscal year 2017 resulting from our debt refinancing activities during the year.

Our weighted-average interest rate on average borrowings outstanding for fiscal year 2017 was 5.60%, as compared to 6.37% for fiscal year 2016.

Loss on Early Extinguishment of Debt

For fiscal year 2017, we recorded a $22.8 million loss on early extinguishment of debt as a result of our debt refinancing activities during the year. The loss included $21.9 million of tender and call premiums on the retirement of the debt.

Other Income (Expense), Net

Other income (expense), net, primarily consists of foreign exchange management activities and transactions. For fiscal year 2017, we recorded net expense of $27.0 million as compared to net other income of $18.2 million for fiscal year 2016. The expense in fiscal year 2017 primarily reflected net losses on our foreign exchange derivatives, which economically hedge future foreign currency cash flow rights and obligations, partially offset by net gains on our foreign currency denominated balances. The income in fiscal year 2016 primarily reflected net gains on foreign exchange derivatives partially offset by losses on our foreign currency denominated balances.

Income Tax Expense

Income tax expense was $64.2 million for fiscal year 2017, compared to $116.1 million for fiscal year 2016. Our effective income tax rate was 18.4% for fiscal year 2017, compared to 28.5% for fiscal year 2016.

The decrease in the effective tax rate in fiscal year 2017 as compared to fiscal year 2016 was primarily due to additional foreign tax credits from repatriations from foreign operations as compared to fiscal year 2016 and the release of valuation allowance on deferred tax assets of foreign subsidiaries.

For fiscal year 2017, management asserted indefinite reinvestment on $264 million of undistributed foreign earnings, as management determined that this amount was required to meet ongoing working capital needs in certain foreign subsidiaries; no U.S. income taxes have been provided for such earnings. This was an increase as compared to fiscal year 2016, which reflects management’s realignment of the foreign subsidiary ownership structure. If we were to repatriate such foreign earnings to the United States, the deferred tax liability associated with such earnings would have been approximately $70 million.

Quarterly Results of Operations

The following tables set forth our historical consolidated statements of income and these items expressed as a percentage of net revenues for each of the quarters indicated. The information for each quarter has been prepared on the same basis as our audited consolidated financial statements and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information presented. Our historical results are not necessarily indicative of future operating results, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. The quarterly financial data set forth below should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Quarter Ended
	November 25, 2018	August 26, 2018	May 27, 2018	February 25, 2018	November 26, 2017	August 27, 2017	May 28, 2017	February 26, 2017
	(in millions)
Net revenues(1)	$1,591.8	$1,394.2	$1,245.7	$1,343.7	$1,465.8	$1,268.4	$1,067.9	$1,102.0
Cost of goods sold	744.4	652.6	574.8	605.6	682.6	611.7	509.5	537.5

Gross profit	847.4	741.6	670.9	738.1	783.2	656.7	558.4	564.5
Selling, general and administrative expenses(2)	719.5	583.0	594.4	564.0	633.3	510.3	495.7	456.2
Restructuring, net	—	—	—	—	—	—	—	—

Operating income	127.9	158.6	76.5	174.1	149.9	146.4	62.7	108.3
Interest expense	(9.7)	(15.6)	(14.5)	(15.5)	(16.3)	(14.5)	(17.9)	(19.9)
Loss on early extinguishment of debt(3)	—	—	—	—	—	—	(22.8)	—
Other income (expense), net(4)	17.3	(3.1)	13.7	(9.6)	5.4	(14.7)	(18.1)	0.4

Income before income taxes	135.5	139.9	75.7	149.0	139.0	117.2	3.9	88.8
Income tax expense (benefit)(5)	38.2	10.3	(1.3)	167.6	21.7	27.7	(13.8)	28.7

Net income (loss)	97.3	129.6	77.0	(18.6)	117.3	89.5	17.7	60.1

Net loss (income) attributable to noncontrolling interest	(0.1)	0.5	(2.1)	(0.4)	(1.5)	(1.5)	(0.2)	—

Net income (loss) attributable to Levi Strauss & Co.	$97.2	$130.1	$74.9	$(19.0)	$115.8	$88.0	$17.5	$60.1

(1)	Net revenues are impacted by seasonality, as we typically achieve our highest and lowest quarterly revenues in the fourth and second quarters of our fiscal year, respectively.
(2)

The increase in SG&A expenses generally reflects the expansion of our DTC channel (particularly in the fourth quarter of fiscal year 2017), higher advertising expenses and an increase in stock compensation expense due to the appreciation of the fair value of our common stock. Also included in SG&A expenses for the fiscal quarter ended August 27, 2017 is the recognition of $9.5 million relating to stock-based compensation expense, of which $8.3 million related to prior years, related to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement.

(3)	We recorded a $22.8 million loss on early extinguishment of debt as a result of our refinancing activities for the fiscal quarter ended May 28, 2017.
(4)

Other (expense) income, net primarily consists of gains and losses from foreign exchange management activities and transactions and can vary based on the effect of foreign currency fluctuations on our foreign currency denominated balances and the effect on our foreign exchange derivative contracts of changes in foreign currency exchange rates as compared to negotiated contract rates.

(5)

As a result of the Tax Act enacted on December 22, 2017, a provisional charge of $136 million is included in income tax expense (benefit) for the fiscal quarter ended February 25, 2018. The impact of the enactment on fiscal year 2018 was a charge of $143 million to tax expense, consisting of a $96 million re-measurement of our deferred tax assets and liabilities, a $37 million transition tax on undistributed foreign earnings and a $10 million charge related to foreign and state tax costs associated with the future remittance of undistributed earnings of foreign subsidiaries.

	Fiscal Quarter Ended
	November 25, 2018	August 26, 2018	May 27, 2018	February 25, 2018	November 26, 2017	August 27, 2017	May 28, 2017	February 26, 2017
	(percentage of net revenues)
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	46.8	46.8	46.1	45.1	46.6	48.2	47.7	48.8

Gross margin(1)	53.2	53.2	53.9	54.9	53.4	51.8	52.3	51.2
Selling, general and administrative expenses(2)	45.2	41.8	47.7	42.0	43.2	40.2	46.4	41.4
Restructuring, net	—	—	—	—	—	—	—	—

Operating income	8.0	11.4	6.1	13.0	10.2	11.5	5.9	9.8
Interest expense	(0.6)	(1.1)	(1.2)	(1.2)	(1.1)	(1.1)	(1.7)	(1.8)
Loss on early extinguishment of debt	—	—	—	—	—	—	(2.1)	—
Other (expense) income, net	1.1	(0.2)	1.1	(0.7)	0.4	(1.2)	(1.7)	*

Income before income taxes	8.5	10.0	6.1	11.1	9.5	9.2	0.4	8.1
Income tax expense (benefit)	2.4	0.7	(0.1)	12.5	1.5	2.2	(1.3)	2.6

Net income (loss)	6.1	9.3	6.2	(1.4)	8.0	7.1	1.7	5.5

Net (income) loss attributable to noncontrolling interest	*	—	(0.2)	*	(0.1)	(0.1)	*	*

Net income (loss) attributable to Levi Strauss & Co.	6.1%	9.3%	6.0%	(1.4)%	7.9%	6.9%	1.6%	5.5%

*	Not meaningful
(1)

Gross margin has generally increased over the past eight fiscal quarters as a result of lower negotiated product costs and streamlined supply chain operations, as well as international growth, and is also affected by transactional currency impact.

(2)

The increase in SG&A expenses in fourth quarter of fiscal year 2017 as a percentage of net revenues primarily reflects the planned acceleration of advertising investments, higher selling costs associated with the expansion of our DTC channel and an increase in stock compensation expense due to the appreciation of the fair value of our Class B common stock.

Liquidity and Capital Resources

Liquidity Outlook

We believe we will have adequate liquidity over the next 12 months to operate our business and to meet our cash requirements. Our capital allocation priorities are (1) to invest in opportunities and initiatives to grow our business organically, (2) to return capital to our stockholders in the form of cash dividends, which we target to be equal to or greater than our most recent annual dividend of $110 million on an annual basis, as well as to potentially offset dilution from our equity incentive programs through stock repurchases, and (3) to pursue acquisitions that support our current strategies.

Cash Sources

We have historically relied primarily on cash flows from operations, borrowings under credit facilities, issuances of notes and other forms of debt financing. We regularly explore financing and debt reduction alternatives, including new credit agreements, unsecured and secured note issuances, equity financing, equipment and real estate financing, securitizations and asset sales.

We are party to a second amended and restated credit agreement that provides for a senior secured revolving credit facility, or credit facility. Our credit facility is an asset-based facility, in which the borrowing availability is primarily based on the value of our U.S. Levi’s trademarks and the levels of accounts receivable and inventory in the United States and Canada. The maximum availability under our credit facility is $850 million, of which $800 million is available to us for revolving loans in U.S. Dollars and $50 million is available to us for revolving loans either in U.S. Dollars or Canadian Dollars.

As of November 25, 2018, we did not have any borrowings under our credit facility, unused availability under the facility was $805.2 million and our total availability of $850.0 million, based on collateral levels as defined by the agreement, was reduced by $44.8 million of other credit-related instruments.

As of November 25, 2018, we had cash and cash equivalents totaling $713.1 million, resulting in a total liquidity position (unused availability and cash and cash equivalents) of approximately $1.5 billion.

Cash Uses

Our principal cash requirements include working capital, capital expenditures, payments of principal and interest on our debt, payments of taxes, contributions to our pension plans and payments for postretirement health benefit plans, settlement of shares issued under our 2016 EIP and, if market conditions warrant, occasional investments in or acquisitions of business ventures in our line of business. In addition, we regularly evaluate our ability to pay dividends or repurchase stock, all consistent with the terms of our debt agreements.

Subsequent to the end of fiscal year 2018, on January 30, 2019, our board of directors declared two cash dividends of $55 million each. We paid the first dividend in the first quarter of fiscal year 2019 to the holders of record of our common stock at the close of business on February 8, 2019 and we expect to pay the second dividend in the fourth quarter of fiscal year 2019 to the holders of record of our common stock at the close of business on October 5, 2019.

The following table provides information about our significant cash contractual obligations and commitments as of November 25, 2018:

	Payments Projected Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
	(in millions)
Contractual and Long-term Liabilities:
Short-term and long-term debt obligations	$1,064	$32	$—	$—	$1,032
Interest(1)	366	49	90	86	141
Future minimum payments(2)	1,064	216	339	228	281
Purchase obligations(3)	940	679	87	35	139
Postretirement obligations(4)	83	10	20	18	35
Pension obligations(5)	191	16	68	29	78
Long-term employee related benefits(6)	172	65	49	7	51

Total	$3,880	$1,067	$653	$403	$1,757

(1)	Interest obligations are computed using constant interest rates until maturity.
(2)

Amounts reflect contractual obligations relating to our existing leased facilities as of November 25, 2018, and therefore do not reflect our planned future openings of company-operated retail stores. For more information, see “Business— Properties.”

(3)

Amounts reflect estimated commitments of $574 million for inventory purchases, $184 million for sponsorship, naming rights and related benefits with respect to the Levi’s Stadium and $182 million for human resources, advertising, information technology and other professional services.

(4)

The amounts presented in the table represent an estimate for the next ten years of our projected payments, based on information provided by our plans’ actuaries, and have not been reduced by estimated Medicare subsidy receipts, the amounts of which are not material. Our policy is to fund postretirement benefits as claims and premiums are paid. For more information, see the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(5)

The amounts presented in the table represent an estimate of our projected contributions to the plans for the next ten years based on information provided by our plans’ actuaries. For U.S. qualified plans, these estimates can exceed the projected annual minimum required contributions in an effort to level out potential future funding requirements and provide annual funding flexibility. The fiscal year 2019 contribution amounts will be recalculated at the end of the plans’ fiscal years, which for our U.S. pension plan is at the beginning of our third fiscal quarter. Accordingly, actual contributions may differ materially from those presented here, based on factors such as changes in discount rates and the valuation of pension assets. For more information, see the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(6)

Long-term employee-related benefits primarily relate to the current and non-current portion of deferred compensation arrangements and workers’ compensation. We estimated these payments based on prior experience and forecasted activity for these items. For more information, see the notes to our audited consolidated financial statements included elsewhere in this prospectus.

The above table does not include amounts related to our uncertain tax positions of $26.6 million as of November 25, 2018. We do not anticipate a material effect on our liquidity as a result of payments in future periods of liabilities for uncertain tax positions. The table also does not include amounts related to potential cash settlement of SARs under the terms of our 2016 EIP. Based on the fair value of our stock and the number of shares outstanding as of November 25, 2018, future payments under the terms of the 2016 EIP could range up to approximately $159 million, which could become payable in 2019. These payments are contingent on our liquidity and the discretion of our board of directors. Information in the above table reflects our estimates of future cash payments for specified items. These estimates and projections are based upon assumptions that are inherently subject to significant economic, competitive, legislative and other uncertainties and contingencies, many of which are beyond our control. Accordingly, our actual expenditures and liabilities may be materially higher or lower than the estimates and projections reflected in the above table. The inclusion of these projections and estimates should not be regarded as a representation by us that the estimates will prove to be correct.

Cash Flows

The following table presents, for the periods indicated, selected items in our consolidated statements of cash flows:

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(in millions)
Cash provided by operating activities	$420.4	$525.9	$306.6
Cash used for investing activities	(179.4)	(124.4)	(68.3)
Cash used for financing activities	(148.2)	(151.7)	(173.5)
Cash and cash equivalents at period end	713.1	633.6	375.6

Comparison of Fiscal Years 2018 and 2017

Cash Flows from Operating Activities

Cash provided by operating activities was $420.4 million for 2018, as compared to $525.9 million for the same prior-year period. The decrease primarily reflects additional contributions to our pension plans, higher payments for inventory and SG&A expenses to support our growth and higher payments for income taxes, partially offset by an increase in cash received from customers.

Cash Flows from Investing Activities

Cash used for investing activities was $179.4 million for 2018, as compared to $124.4 million for 2017. The increase in cash used for investing activities primarily reflects increased payments for capital expenditures.

Cash Flows from Financing Activities

Cash used for financing activities was $148.2 million for 2018, as compared to $151.7 million for 2017. Cash used in 2018 primarily reflects the payments of $90 million for cash dividends and $56.0 million for equity award exercises. Cash used in 2017 primarily reflects the payment of $70.0 million for cash dividends as well as our refinancing activities and debt reduction, including debt extinguishment costs and debt issuance costs. Cash used in 2017 also reflects payments made for equity award exercises.

Comparison of Fiscal Years 2017 and 2016

Cash provided by operating activities was $525.9 million for fiscal year 2017, as compared to $306.6 million for fiscal year 2016. The increase primarily reflects higher cash received from customers offset by increased payments to vendors reflecting the growth in our company-operated store network and higher investment in advertising.

Cash Flows from Investing Activities

Cash used for investing activities was $124.4 million for fiscal year 2017, as compared to $68.3 million for fiscal year 2016. The increase in cash used for investing activities primarily reflects decrease in proceeds from the settlement of our forward foreign exchange contracts as well as the non-recurrence of the receipt of proceeds from the sale-leaseback of our distribution center in the United Kingdom in fiscal year 2016.

Cash Flows from Financing Activities

Cash used for financing activities was $151.7 million for fiscal year 2017, as compared to $173.5 million for fiscal year 2016. Cash used in fiscal year 2017 primarily reflects the payment of a $70.0 million cash dividend, as well as our refinancing activities and debt reduction, including debt extinguishment costs and debt issuance costs. Cash used in fiscal year 2017 also reflects payments made for equity award exercises. Cash used in fiscal year 2016 primarily reflects net repayments on our senior revolving credit facility, the payment of a $60 million cash dividend in the second quarter of fiscal year 2016 and the $36 million settlement of our Yen-denominated Eurobonds.

Indebtedness

The borrower of substantially all of our debt is Levi Strauss & Co., the parent and U.S. operating company.

Of our total debt of $1.05 billion as of November 25, 2018, we had fixed-rate debt of $1.04 billion (98.6% of total debt), net of capitalized debt issuance costs, and variable-rate debt of $14.3 million (1.4% of total debt). As of November 25, 2018, our required aggregate debt principal payments on our unsecured long-term debt were $1.03 billion in years after 2022, and short-term borrowings of $31.9 million at various foreign subsidiaries were expected to be either paid over the next 12 months or refinanced at the end of their applicable terms.

Of our total debt of $1.08 billion as of November 26, 2017, we had fixed-rate debt of $1.06 billion (98.4% of total debt), net of capitalized debt issuance costs, and variable-rate debt of $16.8 million (1.6% of total debt). As of November 26, 2017, our required aggregate debt principal payments on our unsecured long-term debt were $1.05 billion in years after 2022, and short-term borrowings of $38.5 million at various foreign subsidiaries were expected to be either paid over the next 12 months or refinanced at the end of their applicable terms.

Our long-term debt agreements contain customary covenants restricting our activities as well as those of our subsidiaries. We were in material compliance with all of these covenants as of November 25, 2018 and November 26, 2017.

Off-Balance Sheet Arrangements, Guarantees and Other Contingent Obligations

Off-Balance Sheet Arrangements and Other

We have contractual commitments for non-cancelable operating leases. For more information, see Note 14 to our audited consolidated financial statements included elsewhere in this prospectus. We participate in a multiemployer pension plan. However, our exposure to risks arising from participation in the plan and the extent to which we can be liable to the plan for other participating employers’ obligations are not material. We have no other material non-cancelable guarantees or commitments, and no material special-purpose entities or other off-balance sheet debt obligations.

Indemnification Agreements

In the ordinary course of our business, we enter into agreements containing indemnification provisions under which we agree to indemnify the other party for specified claims and losses. For example, our trademark license agreements, real estate leases, consulting agreements, logistics outsourcing agreements, securities purchase agreements and credit agreements typically contain such provisions. This type of indemnification provision obligates us to pay certain amounts associated with claims brought against the other party as the result of trademark infringement, negligence or willful misconduct by our employees, breach of contract by us, including inaccuracy of representations and warranties, specified lawsuits in which we and the other party are co-defendants, product claims and other matters. These amounts generally are not readily quantifiable; the maximum possible liability or amount of potential payments that could arise out of an indemnification claim depends entirely on the specific facts and circumstances associated with the claim. We have insurance coverage that minimizes the potential exposure to certain of such claims. We also believe the likelihood of material payment obligations under these agreements to third parties is remote.

Critical Accounting Policies, Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. We believe the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Changes in such estimates, based on newly available information or different assumptions or conditions, may affect amounts reported in future periods.

We summarize our critical accounting policies below.

Revenue Recognition

Net sales primarily comprises sales of products to wholesale customers, including franchised stores, and direct sales to consumers at our company-operated stores and company-operated eCommerce sites and at our company-operated shop-in-shops located within department stores and other third-party retail locations. We recognize revenues on sales of products when the goods are shipped or delivered and title to the goods passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectability is reasonably assured. Revenues are recorded net of an allowance for estimated returns, discounts and retailer promotions and other similar incentives. Licensing revenues from the use of our trademarks in connection with the manufacturing, advertising, and distribution of trademarked products by third-party licensees are earned and recognized as products are sold by licensees based on royalty rates as set forth in the licensing agreements.

We recognize allowances for estimated returns in the period in which the related sale is recorded. We recognize allowances for estimated discounts, retailer promotions and other similar incentives at the later of the period in which the related sale is recorded or the period in which the sales incentive is offered to the customer. We estimate non-volume based allowances based on historical rates as well as customer and product-specific circumstances. Actual allowances may differ from estimates due to changes in sales volume based on retailer or consumer demand and changes in customer and product-specific circumstances. Sales and value-added taxes collected from customers and remitted to governmental authorities are presented on a net basis in the accompanying consolidated statements of income.

Inventory Valuation

We value inventories at the lower of cost or market value. Inventory cost is generally determined using the first-in first-out method. We include product costs, labor and related overhead, sourcing costs, inbound freight, internal transfers and the cost of operating our remaining manufacturing facilities, including the related depreciation expense, in the cost of inventories. We estimate quantities of slow-moving and obsolete inventory by reviewing on-hand quantities, outstanding purchase obligations and forecasted sales. In determining inventory market values, substantial consideration is given to the expected product selling price. We estimate expected selling prices based on our historical recovery rates for sale of slow-moving and obsolete inventory and other factors, such as market conditions, expected channel of disposition, and current consumer preferences. Estimates may differ from actual results due to changes in resale or market value, avenues of disposition, consumer and retailer preferences and economic conditions.

Impairment

We review our goodwill and other non-amortized intangible assets for impairment annually in the fourth quarter of our fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. We qualitatively assess goodwill impairment and non-amortized intangible assets to determine whether it is more likely than not that the fair value of a reporting unit or other non-amortized intangible asset is less than its carrying amount. During fiscal year 2018, we performed this analysis examining key events and circumstances affecting fair value and determined it is more likely than not that the reporting unit’s fair value is greater than its carrying amount. As such, no further analysis was required. If goodwill and other non-amortized intangible assets are not qualitatively assessed and it is determined that it is not more likely than not that the reporting unit’s fair value is greater than its carrying amount, a two-step quantitative approach is utilized. In the first step, we compare the carrying value of the reporting unit or applicable asset to its fair value, which we estimate using a discounted cash flow analysis or by comparison to the market values of similar assets. If the carrying amount of the reporting unit or asset exceeds its estimated fair value, we perform the second step, and determine the impairment loss, if any, as the excess of the carrying value of the goodwill or intangible asset over its fair value. The assumptions used in such valuations are subject to volatility and may differ from actual results; however, based on the carrying value of our goodwill and other non-amortized intangible assets as of November 25, 2018, relative to their estimated fair values, we do not anticipate any material impairment charges in the near-term.

We review our other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of another long-lived asset exceeds the expected future undiscounted cash flows, we measure and record an impairment loss for the excess of the carrying value of the asset over its fair value.

To determine the fair value of impaired assets, we utilize the valuation technique or techniques deemed most appropriate based on the nature of the impaired asset and the data available, which may include the use of quoted market prices, prices for similar assets or other valuation techniques such as discounted future cash flows or earnings.

Income Tax Assets and Liabilities

Significant judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise from examinations in various jurisdictions and assumptions and estimates used in evaluating the need for a valuation allowance.

The Tax Act, which was enacted into law on December 22, 2017, includes, among other items, a reduction in the federal corporate income tax rate from 35% to 21% and a deemed repatriation of foreign earnings. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities and reassessing the net realizability of our deferred tax assets and liabilities. We have completed our analysis and accounting with respect to these items through the end of fiscal year 2018. However changes in law, interpretations and facts may result in adjustments to these amounts.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. We compute our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Significant judgments are required in order to determine the realizability of these deferred tax assets. In assessing the need for a valuation allowance, we evaluate all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies. Changes in the expectations regarding the realization of deferred tax assets could materially impact income tax expense in future periods.

We continuously review issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of our tax liabilities. We evaluate uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. The second step is, for those positions that meet the recognition criteria, to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized. We believe our recorded tax liabilities are adequate to cover all open tax years based on our assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent that our view as to the outcome of these matters changes, we will adjust income tax expense in the period in which such determination is made. We classify interest and penalties related to income taxes as income tax expense.

Employee Benefits and Incentive Compensation

Pension and Post-Retirement Benefits

We have several non-contributory defined benefit retirement plans covering eligible employees. We also provide certain health care benefits for U.S. employees who meet age, participation and length of service requirements at retirement. In addition, we sponsor other retirement or post-employment plans for our foreign employees in accordance with local government programs and requirements. We retain the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations. Any of these actions, either individually or in combination, could have a material impact on our consolidated financial statements and on our future financial performance.

We recognize either an asset or liability for any plan’s funded status in our consolidated balance sheets. We measure changes in funded status using actuarial models which utilize an attribution approach that generally spreads individual events either over the estimated service lives of the remaining employees in the plan or, for plans where participants will not earn additional benefits by rendering future service, over the plan participants’ estimated remaining lives. The attribution approach assumes that employees render service over their service lives on a relatively smooth basis and as such, presumes that the income statement effects of pension or postretirement benefit plans should follow the same pattern. Our policy is to fund our pension plans based upon actuarial recommendations and in accordance with applicable laws, income tax regulations and credit agreements.

Net pension and postretirement benefit income or expense is generally determined using assumptions which include expected long-term rates of return on plan assets, discount rates, compensation rate increases and medical trend and mortality rates. We use a mix of actual historical rates, expected rates and external data to determine the assumptions used in the actuarial models. For example, we utilized a yield curve constructed from a portfolio of high-quality corporate bonds with various maturities to determine the appropriate discount rate to use for our U.S. benefit plans. Under this model, each year’s expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate. We utilized country-specific third-party bond indices to determine appropriate discount rates to use for benefit plans of our foreign subsidiaries. Changes in actuarial assumptions and estimates, either individually or in combination, could have a material impact on our consolidated financial statements and on our future financial performance. For example, as of November 25, 2018, a 25 basis point change in the discount rate would yield an approximately three percent change in the projected benefit obligation and no significant change in the annual service cost of our pension plans. A 25 basis point change in the discount rate would not have a significant impact on the postretirement benefit plan.

Employee Incentive Compensation

We maintain short-term and long-term employee incentive compensation plans. For our short-term plans, the amount of the cash bonus earned depends upon business unit and corporate financial results as measured against pre-established targets, and also depends upon the performance and job level of the individual. Our long-term plans are intended to reward certain levels of management for its long-term impact on our total earnings performance. Performance is measured at the end of a three-year period based on our performance over the period measured against certain pre-established targets such as the compound annual growth rates, or CAGRs, over the periods for net revenues and average margin of net earnings adjusted for certain items such as interest and taxes. We accrue the related compensation expense over the period of the plan, and changes in our projected future financial performance could have a material impact on our accruals.

Stock Based Compensation

We have stock-based incentive plans which allow for the issuance of cash- or equity-settled awards to certain employees and non-employee directors. We recognize stock-based compensation expense for share-based awards that are classified as equity based on the grant date fair value of the awards over the requisite service period, adjusted for estimated forfeitures. Cash-settled awards are classified as liabilities and stock-based compensation expense is measured using fair value at the end of each reporting period until settlement.

Our common stock has not been listed on any established stock exchange since 1985. Accordingly, the fair value of our common stock on the grant date is determined by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm. Determining the fair value of our common stock requires complex judgments. The valuation process includes a comparison of our historical and estimated future financial results with certain publicly-traded companies and the application of discounts for the illiquidity of our common stock considering the probability and potential timing of a variety of possible liquidity scenarios to derive the fair value of our common stock. We use this valuation for, among other things, making determinations under our stock-based compensation plans, such as the grant date fair value, redemption and intrinsic value of the awards.

For SARs that are classified as equity, we use the Black-Scholes valuation model to estimate the grant date fair value, unless the SARs are subject to a market condition, in which case we use a Monte Carlo simulation valuation model. The grant date fair value of equity-classified RSUs that are not subject to a market condition, is based on the fair value of our common stock on the date of grant, adjusted to reflect the absence of dividends for those RSUs that are not entitled to dividend equivalents. For RSUs that include a market condition, we use a Monte Carlo simulation valuation model to estimate the grant date fair value. For share-based awards that are classified as liabilities, the fair value of the awards is estimated using the intrinsic value method, which is based on the fair value of our common stock on each measurement date.

The Black-Scholes option pricing model and the Monte Carlo simulation model require the input of highly subjective assumptions including volatility. Due to the fact that our common stock has not been publicly traded, the computation of expected volatility is based on the average of the implied volatilities and the historical volatilities over the expected life of the awards of a representative peer group of publicly-traded entities. Other assumptions include the expected life, risk-free rate of interest and dividend yield. For equity awards with a service condition, the expected life is derived based on historical experience and expected future post-vesting termination and exercise patterns. For equity awards with a performance condition, the expected life is computed using the simplified method until historical experience is available. The risk-free interest rate is based on zero coupon U.S. Treasury bond rates corresponding to the expected life of the awards. Dividend assumptions are based on historical experience.

Due to the job function of the award recipients, we have included stock-based compensation in SG&A in our consolidated statements of income.

Recently Issued Accounting Standards

Recently adopted accounting pronouncements and new accounting pronouncements not yet adopted as of the date of this prospectus are set forth below and in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

First Quarter of Fiscal Year 2019

ASU 2017-07

In March 2017, the Financial Accounting Standards Board, or FASB, issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715) Improving the Presentation of Net Periodic Cost and Net Periodic Postretirement Benefit Cost. ASU 2017-07 changes the income statement presentation of net periodic benefit costs requiring separation between operating expense (service cost component) and non-operating expense (all other components, including interest cost, expected return on plan assets, amortization of prior service costs or credits, curtailments and settlements and actuarial gains and losses). We determined this will impact our consolidated statements of income, as the service cost components of net periodic benefit costs will be reported within operating income and the other components of net periodic benefit costs will be reported in the “Other income (expense), net” line item. The presentation change in our consolidated statements of income requires application on a retrospective basis. A practical expedient permitted under the guidance allows us to use information previously disclosed in the pension and other postretirement benefit plans footnote as the basis to apply the retrospective presentation requirements.

ASU 2017-09

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718) Scope of Modification Accounting. ASU 2017-09 provides clarification on when modification accounting should be used for changes to the terms or conditions of a share-based payment award. This ASU does not change the accounting for modifications but clarifies that modification accounting guidance should only be applied if there is a change to the value, vesting conditions or award classification and would not be required if the changes are considered non-substantive. We determined the adoption of this standard does not have a material impact on our consolidated financial statements.

ASU 2014-09

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. Under the new standard and its related amendments, which we refer to as ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Enhanced disclosures will be required regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

We have established an implementation team to assist with our assessment of the impact that the new standard will have on our processes and controls, consolidated financial statements and related disclosures. This includes a review of current accounting policies and practices to identify potential differences that would result from applying ASC 606.

We have identified our major revenue streams as sales of products to wholesale customers, including franchised stores, direct sales to consumers at company-operated stores, including eCommerce, and company-operated shop-in-shops and performed an analysis of our contracts with customers to evaluate the impact that ASC 606 will have on the timing and classification of revenue. The majority of our revenue relates to product sales of which revenue is recognized when products are shipped or delivered to the customer or provided directly to consumers through retail locations. In addition, impacts associated with variable consideration received for items such as loyalty rewards, gift cards, discounts and retailer promotions are not expected to be material as we are currently accounting for this consideration consistent with the new standard.

We have identified certain changes in balance sheet classification under ASC 606. Allowances for estimated returns, discounts and retailer promotions and other similar incentives will be presented as other accrued liabilities rather than netted within accounts receivable and the estimated cost of inventory associated with allowances for estimated returns will be included as other current assets rather than inventories. We will be adopting the standard as of November 26, 2018 using the modified retrospective approach and determined there is no impact to retained earnings upon adoption.

ASU 2016-04

In March 2016, the FASB issued ASU No. 2016-04, Liabilities—Extinguishment of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products, which aligns recognition of prepaid stored-value product financial liabilities (for example, prepaid gift cards), with Topic 606, Revenues from Contracts with Customers, for non-financial liabilities. In general, certain of these liabilities may be extinguished proportionally in earnings as redemptions occur, or when redemption is remote if users are not entitled to the unredeemed stored value. We determined the adoption of this standard will not have a material impact on our consolidated financial statements.

ASU 2016-16

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires that the income tax consequences of an intra-entity transfer of an asset other than inventory be recorded when the transfer occurs. Under this guidance, current income taxes and deferred income taxes will move when assets (such as intellectual property and property, plant and equipment) are transferred between consolidated subsidiaries. We determined the adoption of this standard will not have a material impact on our consolidated financial statements.

ASU 2016-18

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. We determined the adoption of this standard will not have a material impact on our consolidated financial statements.

First Quarter of Fiscal Year 2020

ASU 2016-02

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires the identification of arrangements that should be accounted for as leases by lessees. In general, for operating or financing lease arrangements exceeding a 12-month term, a right-of-use asset and a lease obligation will be recognized on the balance sheet of the lessee while the income statement will reflect lease expense for operating leases and amortization and interest expense for financing leases. We are in the process of gathering information to evaluate real estate, personal property and other arrangements that may meet the definition of a lease. The FASB has subsequently issued updates to the standard to provide additional clarification on specific topics, including permitted transition methods. Given the significant number of leases, we anticipate the new guidance will have a material impact on our consolidated balance sheets.

ASU 2017-12

In February 2016, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815) Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 refines and expands hedge accounting for both financial and commodity risks. This ASU creates more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes. In addition, this ASU makes certain targeted improvements to simplify the application of hedge accounting guidance. We expect to adopt this standard in the first quarter of 2019.

ASU 2018-02

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). ASU 2018-02 addresses the effect of the change in the U.S. federal corporate tax rate due to the enactment of the December 22, 2017 Tax Act on items within accumulated other comprehensive income (loss). The guidance will be effective for us in the first quarter of fiscal year 2020, with early adoption permitted. We are assessing the impact that adopting this new accounting standard will have on our consolidated financial statements.

First Quarter of Fiscal Year 2021

ASU 2017-04

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the two-step process that required identification of potential impairment and a separate measure of the actual impairment. The annual assessment of goodwill impairment will be determined by using the difference between the carrying amount and the fair value of the reporting unit. We are currently assessing the impact that adopting this new accounting standard will have on our consolidated financial statements.

ASU 2018-15

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The guidance provides criteria for determining which implementation costs to capitalize as an asset related to the service contract and which costs to expense. The capitalized implementation costs are required to be expensed over the term of the hosting arrangement. The guidance also clarifies the presentation requirements for reporting such costs in the entity’s financial statements. Early adoption is permitted. We are currently evaluating the impact that adopting this new accounting standard will have on our consolidated financial statements and related disclosures.

Fourth Quarter of Fiscal Year 2021

ASU 2018-14

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20). ASU 2018-14 modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Early adoption is permitted. We are currently evaluating the impact that adopting this new accounting standard will have on our related disclosures.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risk in the ordinary course of our business.

Investment and Credit Availability Risk

We manage cash and cash equivalents in various institutions at levels beyond the coverage limits of, and we purchase investments not guaranteed by, the Federal Deposit Insurance Corporation. Accordingly, there may be a risk that we will not recover the full principal of our investments or that their liquidity may be diminished. To mitigate this risk, our investment policy emphasizes preservation of principal and liquidity.

Multiple financial institutions are committed to provide loans and other credit instruments under our credit facility. There may be a risk that some of these institutions cannot deliver against these obligations in a timely manner, or at all.

Foreign Exchange Risk

The global scope of our business operations exposes us to the risk of fluctuations in foreign currency markets. This exposure is the result of certain product sourcing activities, some intercompany sales, foreign subsidiaries’ royalty payments, interest payments, earnings repatriations, net investment in foreign operations and funding activities. Our foreign currency management objective is to minimize the effect of fluctuations in foreign exchange rates on our nonfunctional currency cash flows and selected assets or liabilities without exposing ourselves to additional risk associated with transactions that could be regarded as speculative.

We use a centralized currency management operation to take advantage of potential opportunities to naturally offset exposures against each other. For any residual exposures under management, we may enter into various financial instruments, including forward exchange contracts, to hedge certain forecasted transactions, as well as certain firm commitments, including third-party and intercompany transactions. We have also designated a portion of our Euro-denominated debt as a net investment hedge of our investment in certain European subsidiaries.

Our foreign exchange risk management activities are governed by a foreign exchange risk management policy approved by our treasury committee, which comprises a group of our senior financial executives. Our treasury committee reviews our foreign exchange activities in support of monitoring our compliance with policy. The operating policies and guidelines outlined in the foreign exchange risk management policy provide a framework that allows for a managed approach to the management of currency exposures while ensuring the activities are conducted within established parameters. Our policy includes guidelines for the organizational structure of our treasury risk management function and for internal controls over foreign exchange risk management activities, including various measurements for monitoring compliance. We monitor foreign exchange risk and related derivatives using different techniques, including a review of market value, sensitivity analysis and a value-at-risk model. We use the market approach to estimate the fair value of our foreign exchange derivative contracts.

We use derivative instruments to manage certain but not all exposures to foreign currencies. Our approach to managing foreign currency exposures is consistent with that applied in previous years.

As of November 25, 2018 and November 26, 2017, we had forward foreign exchange contracts to buy $981.8 million and $769.1 million, respectively, and we had forward foreign exchange contracts to sell $193.5 million and $213.2 million, respectively, against foreign currencies. These contracts are at various exchange rates and expire at various dates through February 2020.

Derivative Financial Instruments

We are exposed to market risk primarily related to foreign currencies. We manage foreign currency risks with the objective to minimize the effect of fluctuations in foreign exchange rates on our nonfunctional currency cash flows and selected assets or liabilities without exposing ourselves to additional risk associated with transactions that could be regarded as speculative.

We are exposed to credit loss in the event of nonperformance by the counterparties to the over-the-counter forward foreign exchange contracts. However, we believe our exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. We monitor the creditworthiness of our counterparties in accordance with our foreign exchange and investment policies. In addition, we have International Swaps and Derivatives Association, Inc. master agreements in place with our counterparties to mitigate the credit risk related to the outstanding derivatives. These agreements provide the legal basis for over-the-counter transactions in many of the world’s commodity and financial markets.

The following table presents the currency, average forward exchange rate, notional amount and fair values for our outstanding forward contracts as of November 25, 2018. The average forward exchange rate is the weighted-average of the forward rates of the contracts for the indicated currency. The notional amount represents the U.S. Dollar equivalent amount of the foreign currency at the inception of the contracts, and is the net sum of all buy and sell transactions for the indicated currency. A net positive notional amount represents a position to buy the U.S. Dollar versus the exposure currency, while a net negative notional amount represents a position to sell the U.S. Dollar versus the exposure currency. All transactions will mature before the end of February 2020.

	As of November 25, 2018
	Average Forward Exchange Rate	Notional Amount	Fair Value
	(dollars in thousands)
Currency:
Australian Dollar	0.74	$29,371	$513
Canadian Dollar	1.3	86,242	626
Swiss Franc	1	(12,031)	169
Czech Koruna	22.78	(1,301)	8
Danish Krone	6.55	(2,376)	22
Euro	1.17	312,601	6,577
British Pound Sterling	1.31	207,799	3,083
Hong Kong Dollar	7.81	(5,226)	(3)
Hungarian Forint	283.7	(2,622)	40
Japanese Yen	108.16	64,081	1,207
South Korean Won	1,106.67	24,765	180
Mexican Peso	20.84	106,008	947
Norwegian Krone	8.44	(3,093)	(20)
New Zealand Dollar	0.68	(2,397)	17
Polish Zloty	3.79	(5,190)	47
Swedish Krona	8.48	24,724	1,034
Singapore Dollar	1.36	(34,528)	(85)
South African Rand	15.08	1,444	(126)

Total		$788,271	$14,236

Interest Rate Risk

The following table provides information about our financial instruments that may be sensitive to changes in interest rates. The table presents principal (face amount) outstanding balances of our debt instruments and the related weighted-average interest rates for the years indicated based on expected maturity dates. All amounts are stated in U.S. Dollar equivalents.

	As of November 25, 2018(1)							As of November 26, 2017
	Expected Maturity Date
	2019	2020	2021	2022	2023	Thereafter	Total	Total
	(dollars in thousands)
Debt Instruments
Fixed Rate (U.S. Dollar)	$—	$—	$—	$—	$—	$500,000	$500,000	$500,000
Average interest rate	—	—	—	—	—	5.00%	5.00%	5.00%
Fixed rate (Euro 475 million)	—	—	—	—	—	541,500	541,500	562,780
Average interest rate	—	—	—	—	—	3.375%	3.375%	3.375%
Variable rate (U.S. Dollar)	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Total principal (face amount) of debt instruments	$—	$—	$—	$—	$—	$1,041,500	$1,041,500	$1,062,780

(1)

Excluded from this table are other short-term borrowings of $31.9 million as of November 25, 2018, consisting of term loans and revolving credit facilities at various foreign subsidiaries that we expect to either pay over the next 12 months or refinance at the end of their applicable terms. Of this $31.9 million, $17.6 million was fixed-rate debt and $14.3 million was variable-rate debt.

BUSINESS

Levi Strauss & Co.

Our mission is to be, and be seen as, the world’s best apparel company and one of the best performing companies in any industry.

We are an iconic American company with a rich history of profitable growth, quality, innovation and corporate citizenship. Our story began in San Francisco, California in 1853 as a wholesale dry goods business. We invented the blue jean 20 years later. Today we design, market and sell products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories for men, women and children around the world under our Levi’s, Dockers, Signature by Levi Strauss & Co. and Denizen brands. With $5.6 billion in net revenues and sales in more than 110 countries in fiscal year 2018, we are one of the world’s leading apparel companies with the Levi’s brand having the highest brand awareness in the denim bottoms category globally.

Our founder, Levi Strauss, was committed to integrity, philanthropy and good corporate citizenship. To this day, we continue to operate our company with these values through an approach we call “profits through principles.” It means never choosing easy over right. It means doing business in an ethical way and ensuring that the people who make our products are treated fairly. It means sourcing in a responsible manner and investing in innovative and more sustainable ways to make our products. Finally, it means using our influence as a successful business with global reach and powerful brands to advocate for social good and to give back to our communities.

Our business is operated through three geographic regions that comprise our three reporting segments: the Americas, Europe and Asia, which includes the Middle East and Africa. We service consumers through our global infrastructure, developing, sourcing and marketing our products around the world. Our Americas, Europe and Asia segments contributed 55%, 29% and 16%, respectively, of our net revenues in fiscal year 2018.

Our iconic, enduring brands are brought to life every day around the world by our talented and creative employees and partners. The Levi’s brand epitomizes classic, authentic American style and effortless cool. We have cultivated Levi’s as a lifestyle brand that is inclusive and democratic in the eyes of consumers while offering products that feel exclusive, personalized and original. This approach has enabled the Levi’s brand to evolve with the times and continually reach a new, younger audience, while our rich heritage continues to drive relevance and appeal across demographics. The Dockers brand helped drive “Casual Friday” in the 1990s and has been a cornerstone of casual menswear for more than 30 years. The Signature by Levi Strauss & Co. and Denizen brands, which we developed for value-conscious consumers, offer quality craftsmanship and great fit and style at affordable prices.

We recognize wholesale revenue from sales of our products through third-party retailers such as department stores, specialty retailers, leading third-party eCommerce sites and franchise locations dedicated to our brands. In fiscal year 2018, franchise stores (which are part of the wholesale channels) generated 7% of net revenues. We also sell our products directly to consumers through a variety of formats, including our own company-operated mainline and outlet stores, company-operated eCommerce sites and select shop-in-shops located in department stores and other third-party retail locations. As of January 30, 2019, our products were sold in over 50,000 retail locations, including approximately 3,000 brand-dedicated stores and shop-in-shops. As of January 30, 2019, we had 831 company-operated stores and approximately 500 company-operated shop-in-shops. In fiscal year 2018, our wholesale and DTC channels generated 65% and 35% of net revenues, respectively, with our company-operated eCommerce sites representing 4% of net revenues.

The vision and leadership of our management team, the sustained strength of our brands and our ability to scale our operations profitably while driving strong commercial execution across our three regions have resulted in robust financial performance. When our current management team joined our company starting in 2011, they implemented new revenue and profit growth strategies that remain in place today. These strategies are focused on delivering consistent profitable growth and a strong return on investment. We are seeing the positive results of these growth strategies and management’s disciplined approach. Net revenues have grown from $4.8 billion in fiscal year 2011 to $5.6 billion in fiscal year 2018, representing a CAGR of 2.3%. Net income has grown from $135 million in fiscal year 2011 to $285 million in fiscal year 2018, representing a CAGR of 11.3%.

Fiscal year 2017 marked an inflection point for our business in terms of year-over-year net revenues growth, and this momentum has continued through fiscal year 2018. Highlights of our results of operations in fiscal years 2018 and 2017 include:

	Year Ended
	November 25, 2018	November 26, 2017
Change from Prior Year
Net revenues	14%	8%
Gross margin	151 basis points	110 basis points
Operating income	15%	1%(1)

(1)

Our operating income in fiscal year 2017 reflects higher selling expenses associated with the growth and expansion of our DTC channel and increased spending on advertising and promotions as a result of our launching new advertising campaigns and brand-building initiatives.

In addition, we have significantly improved our balance sheet over the last several years. From November 27, 2011 to November 25, 2018, our total debt decreased from $1.97 billion to $1.05 billion, and our leverage ratio decreased from 3.8x to 1.5x. For additional information regarding leverage ratio, which is a non-GAAP financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Competitive Strengths

The apparel industry is experiencing significant changes in how and where consumers shop for products, impacting the entire apparel value chain. We believe we are well-positioned to succeed in this environment due to the following strengths:

Iconic brands with deep heritage, superior product quality and a culture of innovation.

With a rich history spanning over 165 years, we offer products of exceptional quality at accessible prices. Levi’s is one of the most recognizable consumer brands in the world and the #1 brand globally in jeanswear (measured by total retail sales). Levi’s is an authentic and original lifestyle brand that has expanded beyond men’s jeans into women’s jeans and multiple product categories. Consumers around the world instantly recognize the distinctive traits of Levi’s jeans—the double arc stitching on the back pocket, known as the Arcuate Stitching Design, and the red fabric tab stitched into the right back pocket, known as the Red Tab Device. Building upon this rich history, we continue to innovate our product offerings to meet the evolving tastes of today’s consumers. Our Eureka Innovation Lab, an in-house creative space in San Francisco, California dedicated to research, design, creative development and advanced product prototypes, is responsible for delivering cutting-edge advancements for our company and the industry, with an emphasis on fit, finish and fabric. For example, the 4-way stretch fabric underpinning our 2015 Levi’s women’s jeans relaunch was developed at Eureka.

In our Levi’s men’s jeans business, we retain our commitment to innovating within our core fits, such as our iconic 501 jean, while introducing new fits to address changing consumer preferences. For example, our men’s 511 slim fit has been our top selling men’s jean for the last four fiscal years. In fiscal year 2017, we increased our focus on newer tapered men’s fits and have seen growth and momentum in sales of these fits as a result. We relaunched our Levi’s women’s jeans business in fiscal year 2015, resulting in a number of new styles, and from fiscal year 2015 to fiscal year 2018, our women’s jeans net revenues grew at a CAGR of 14%. While we continue to refine our women’s skinny jeans, we are also leading with new silhouettes such as the Levi’s Wedgie Fit Jean and new fabric technologies such as Levi’s Hypersculpt.

Our Dockers brand recently introduced new khaki platforms, designed for comfort, durability and practicality. The Smart 360 Flex khakis have 4-way stretch, a flexible waistband and added features to meet the active lifestyle needs of today’s consumers. The All Seasons Tech khakis adjust to surroundings with engineered fabric for warm and cold conditions, to ensure year-round comfort.

Unique connection with our consumers.

Over the last two years, we have significantly increased the level of marketing support for our brands. In fiscal year 2018, we increased our spending on advertising and promotions by 23.8% over the prior fiscal year. This disciplined investment in brand-building is a key driver of the inflection in our financial performance that occurred in fiscal year 2017. In 2014, we launched a global brand campaign called “Live in Levi’s,” reflecting that many of our consumers’ greatest moments take place while they are wearing their favorite pair of Levi’s. As part of this ongoing campaign, our “Circles” TV and online ad was one of the top ten most-watched ads on YouTube in 2017, with over 25 million views to date. “Circles” also won the 2017 Cannes Lions Silver award, one of the most prestigious brand communication awards worldwide.

We also maintain a leading presence at significant cultural events around the world such as music festivals and sporting events, which have put the Levi’s brand back at the center of culture. In 2013, we secured the naming rights to the new stadium for the San Francisco 49ers, allowing us to connect with sports and music fans across the world. In February 2016, Super Bowl 50 at Levi’s Stadium was one of the most-watched programs in TV history. In April 2018, our Levi’s cutoff shorts, worn by Beyoncé during her headline performance at the Coachella music festival, were deemed the “ultimate Coachella clothing item” by People magazine, with Coachella generating approximately 5.8 billion global impressions for the Levi’s brand.

We are also leading the way in customization and personalization, areas that we believe are increasingly important to today’s consumers. We developed an experiential in-store Tailor Shop concept in which, in select stores, consumers can alter or customize their own jeans and trucker jackets by adding personalized stitching and patches. We now include these Tailor Shops in select stores across the world, providing an added reason for an in-person visit. Several of our stores also include Print Bars where consumers can design and print personalized T-shirts on the spot.

In addition, we generate exposure through selective collaborations with key influencers such as Justin Timberlake, with whom we launched a 20-piece capsule collection in the fall of 2018, and with popular brands such as Nike’s Air Jordan. Our second collaboration with Air Jordan in the summer of 2018 generated over one billion global impressions and sold out in minutes.

NEW FITS. ORIGINAL STYLE. Featuring the Ribcage Jean for her and the 502TM Taper for him. LEVI.COM

“I WANTED A COMPANY I COULD RUN FROM ANYWHERE.” Ross Borden,Founder of Matador Network, Alpha Khaki with Supreme Flex DOCKERS.COM 2018 LEVI STRAUSS & CO.

IT’S IN THE DETAILS Discover your authentic style

CHANGE
IT UP
DENIZEN
High-Rise Moto Jeggings
& High-Rise Ankle Jegging
DENIZEN
FROM
Levi's
©2018 Levi Strauss & Co.

CHANGE IT UP High-Rise Moto Jeggings & High-Rise Ankle Jegging

Robust, diversified business model across multiple regions, channels and categories.

We have a diversified business model that spans our three regions, a robust presence across both our wholesale and DTC channels and an established market share position in jeans, non-jeans bottoms and tops for both men and women. In fiscal year 2018, 20% of our net revenues were from tops, 74% of our net revenues were from bottoms, and 6% of our net revenues were from footwear and accessories. In fiscal year 2015, 11% of our net revenues were from tops, 83% of our net revenues were from bottoms, and 6% of our net revenues were from footwear and accessories. The continued geographic and channel diversification of our business has contributed to improvements in our gross margin.

We have demonstrated strong net revenues growth in all three of our geographic regions. Net revenues in our Americas segment increased 10% and 3% year-over-year in fiscal year 2018 and in fiscal year 2017, respectively. Net revenues in our Europe segment increased 25% and 20% year-over-year in fiscal year 2018 and in fiscal year 2017, respectively. Net revenues in our Asia segment increased 8% and 5% year-over-year in fiscal year 2018 and in fiscal year 2017, respectively. Our Europe and Asia segments represented 29% and 16% of our net revenues, respectively, in fiscal year 2018, as compared to 23% and 17% of our net revenues, respectively, in fiscal year 2015. Our Europe and Asia segments represented 41% of our total regional operating income in fiscal year 2018, as compared to 31% of our total regional operating income in fiscal year 2015, demonstrating the geographical diversification of our business.

We sell our products worldwide through third-party retailers such as department stores, specialty retailers, leading third-party eCommerce sites and franchisees who operate brand-dedicated stores. Our wholesale channels, excluding franchise stores, generated 57% and 62% of our net revenues in fiscal years 2018 and 2015, respectively. Franchise stores (which are part of our wholesale channels) generated 7% and 8% of our net revenues in fiscal years 2018 and 2015, respectively. We take care to select wholesale customers and distributors that we believe will represent our brands in a manner consistent with our values and growth strategies. The strength of our brands as a driver of retail traffic at our key wholesale partners allows us to maintain preferred floor space and presentation formats. Our wholesale channels net revenues increased 11% and 4% year-over-year in fiscal year 2018 and in fiscal year 2017, respectively, demonstrating strong growth despite becoming a smaller percentage of our overall net revenues. Sales to our top ten wholesale customers accounted for 27% and 28% of our net revenues in fiscal year 2018 and in fiscal year 2017, respectively. No single customer represented 10% or more of our net revenues in either of these years.

We also sell our products directly to consumers through a variety of formats, including our own company-operated mainline and outlet stores, company-operated eCommerce sites and select shop-in-shops located in department stores and other third-party retail locations. Sales through our DTC channel have increased from 29% of our net revenues in fiscal year 2015 to 35% of our net revenues in fiscal year 2018, with growth at a CAGR of 14%. Our DTC channel also experienced 18% year-over-year net revenues growth from fiscal year 2017 to fiscal year 2018. Of sales through our DTC channel: sales from our company-operated mainline and outlet stores represented 26% of our net revenues in fiscal year 2018, as compared to 22% of our net revenues in fiscal year 2015; sales from our shop-in-shops represented 5% of our net revenues in fiscal year 2018, as compared to 4% of our net revenues in fiscal year 2015; and sales from our company-operated eCommerce sites represented 4% of our net revenues in fiscal year 2018, as compared to 3% of our net revenues in fiscal year 2015.

We are dedicated to expanding product category offerings that are underdeveloped for us today and that we believe can continue to drive organic business growth. For example, our tops category has increased from 11% of our net revenues in fiscal year 2015 to 20% of our net revenues in fiscal year 2018, with growth at a CAGR of 31%, and our women’s sales increased from 20% of our net revenues in fiscal year 2015 to 29% of our net revenues in fiscal year 2018, with growth at a CAGR of 21%, driven by our women’s jeans relaunch and product category diversification efforts. Net revenues from men’s sales grew at a CAGR of 4% over the same period.

Strong global operating infrastructure.

Our presence in more than 110 countries enables us to leverage our global scale for product development and sourcing while using our local expertise to tailor products and retail experiences to individual markets. In addition, our integrated production development and distribution platform enables us to achieve operating efficiencies and deliver superior quality products. In fiscal year 2018, we announced Project F.L.X., an approach that uses lasers in a new way to reduce finishing time and increase our operational agility, reducing lead time from more than six months to as fast as weeks or days in some cases. In fiscal year 2018, we sourced products from independent contractors located in approximately 23 countries around the world, with no single country accounting for more than 20% of our sourcing by unit volume. By leveraging our flexible supply chain and global operating infrastructure, we are able to more quickly respond to consumer and customer demands, scale operations across diverse geographies and sales channels, shorten product development cycles and adapt to changing economic and political conditions, including new trade policies.

Values-driven company with an unwavering commitment to corporate citizenship.

Throughout our long history, we have upheld our strong belief that we can help shape society through civic engagement and community involvement, responsible labor and workplace practices, philanthropy, ethical conduct, environmental stewardship and transparency. The Levi Strauss Foundation, founded in 1952, is our main philanthropic arm. Its mission is to advance the human rights and well-being of underserved people in places where we have a business presence. We contribute to this foundation on an ongoing basis from the profits we generate. Across all aspects of our business, we engage in a “profits through principles” business approach and constantly strive to set higher standards for ourselves and the industry. For example, Project F.L.X. supports our position as a leader in sustainable apparel by enabling the elimination of thousands of chemical formulations from our supply chain. We were named to Fortune magazine’s “Change the World” list in 2017 and 2018 as a result of our initiatives to improve worker well-being and reduce the use of chemicals in our finishing process, respectively. Our milestone initiatives over the years include: integrating our factories prior to the enactment of the Civil Rights Act of 1964; developing a comprehensive supplier code of conduct that requires safe and healthy working conditions before such codes of conduct became commonplace among multinational apparel companies; and offering benefits to same-sex partners in the 1990s, long before most other companies.

Management team with a track record of success.

Over the last several years, our leadership team has built upon the strong foundation of our business, guiding our transformation into a more global, diversified lifestyle apparel company, driving strong financial results and improving our balance sheet. Our distinct culture and track record of success have enabled us to become a leading destination for top talent. Our Chief Executive Officer and Chief Financial Officer have been with the company for seven and six years, respectively, and most of our other key executives have worked together at the company for the last five years. Additionally, we have senior leadership in each of our operating segments to execute our growth strategy across our markets with the benefit of local knowledge and relationships.

Our Business Strategies

Our growth and financial performance over the last several years has been the result of key growth strategies adopted by our management team, each of which is described in more detail below.

We will continue to aggressively pursue our global market opportunity by executing these growth strategies and continuing to innovate throughout our business.

Drive the Profitable Core. Our core includes our most profitable and cash-generating businesses. Keeping these businesses healthy and growing is critical for funding expansion in other key growth areas.

Maintain and strengthen our longstanding leadership in men’s bottoms.    We are actively focused on maintaining and strengthening our men’s bottoms business, which has been and will continue to be a key driver of our operating results. Our men’s bottoms net revenues grew 3% from fiscal year 2017 to fiscal year 2018. Our iconic 501 jean continues to be a staple in closets around the world, and we continually find ways to update this fit to appeal to new consumers and remain relevant as tastes change. We are also introducing new products, such as updated straight leg and taper styles and fabrics with added stretch for greater comfort. Enhancing the fit, finish and fabric of our existing product offerings while continuing to introduce new styles enables us to appeal to younger millennial consumers and to capitalize on the ongoing consumer trend toward casualization in fashion. We will continue to be nimble and respond to evolving demographics and fashion trends while retaining our authentic heritage.

Expand and strengthen our established wholesale customer base.    Our established wholesale customer base represents our largest distribution channel and will continue to represent a significant opportunity for growth. We are deepening key wholesale relationships through more targeted product assortments and a broader lifestyle offering. Despite recent challenges to chain retailers and department stores, primarily in the United States, net revenues from our top ten wholesale customers globally increased 8% year-over-year in fiscal year 2018. We are also expanding our wholesale relationships, with a focus in the United States on growing premium accounts such as Nordstrom and Bloomingdale’s. We are also growing our core business through wholesale eCommerce sites, including Amazon, where we have expanded our core product offering and established a Levi’s-branded storefront that offers consumers a curated experience similar to the one they enjoy when they visit our company-operated eCommerce sites.

Increase penetration and sales within our top five developed markets.    We manage our business by region, which enables us to respond more rapidly to opportunities presented by specific geographic markets. We continue to see growth among our top five developed markets: the United States, France, Germany, Mexico and the United Kingdom. Our net revenues in these five markets have collectively increased from $3.0 billion in fiscal year 2015 to $3.5 billion in fiscal year 2018, and net revenues in these markets grew 10% from fiscal year 2017 to fiscal year 2018. In 2018, our men’s jeans business had a #1 market share (measured by total retail sales) in four of these five markets, and in Germany we were third. Across these markets, we plan to expand via a combination of new stores, expanded wholesale relationships and an increased eCommerce presence.

Invest in marketing and advertising to increase engagement with our brands.    We expect to continue our investment in marketing and advertising, including television, digital and influencer marketing, focusing primarily on growing sales of our core product offerings and increasing engagement with all of our brands, particularly among younger consumers. Advertising and promotion expenses represented 7.2% of our net revenues in fiscal year 2018 as compared to 6.1% of our net revenues in fiscal year 2015.

Expand for More. We have significant opportunity to grow by expanding beyond our core business into other underpenetrated categories, markets and brands.

Develop leading positions in categories outside of men’s bottoms.    We are focusing our product design and marketing efforts to reshape our global consumer perceptions from a U.S. men’s bottoms-oriented company to a global lifestyle leader for both men and women. To this end, in the near term, we are focusing on growing our tops and women’s businesses. In fiscal year 2018 and in fiscal year 2017, our tops net revenues increased by 38% and 37%, respectively, year-over-year, reaching $1.1 billion in fiscal year 2018. While our logo T-shirt business has been a key driver of this growth, we are also seeing growth across other tops sub-categories such as fleece (sweatshirts) and trucker jackets. In fiscal year 2018 and in fiscal year 2017, our women’s net revenues increased by 29% and 25%, respectively, year-over-year, reaching over $1.6 billion in fiscal year 2018. In addition, from fiscal year 2015 to fiscal year 2018, our women’s tops net revenues grew at a CAGR of 46% and our women’s bottoms net revenues grew at a CAGR of 16%. We believe we have a long runway for growth in both our tops and women’s categories. In the longer term, we intend to increase our focus on expanding our other product categories such as footwear and outerwear. For example, from fiscal year 2015 to fiscal year 2018, our footwear and accessories net revenues grew at a CAGR of 6% and in fiscal year 2018 represented only 6% of our net revenues.

Expand presence in underpenetrated international markets.    We believe we have a significant opportunity to deepen our presence in key emerging markets, such as China, India and Brazil, to drive long-term growth. Net revenues from the United States were $2.5 billion, $2.3 billion, $2.3 billion, $2.4 billion and $2.5 billion in fiscal years 2018, 2017, 2016, 2015 and 2014, respectively, and net revenues from non-U.S. markets were $3.0 billion, $2.6 billion, $2.3 billion, $2.1 billion and $2.3 billion in fiscal years 2018, 2017, 2016, 2015 and 2014, respectively. From fiscal year 2015 to fiscal year 2018, net revenues from the United States and non-U.S. markets grew at a CAGR of 2% and 13%, respectively. China represents roughly 20% of the global apparel market, but only represented 3% of our net revenues in fiscal year 2018. We believe our new management team in China can significantly expand our business in China as we leverage a localized go-to-market strategy to open new stores and build affinity among Chinese consumers. We are a market leader in jeanswear in India and have consistently increased net revenues in the last three fiscal years across all channels, driven by eCommerce and retail growth. To support further growth, we opened our first company-operated store in India in December 2017 and launched a company-operated eCommerce platform for the country in January 2018. Brazil represented less than 1% of our net revenues in 2018, but our net revenues in Brazil grew at a CAGR of 20% from fiscal year 2016 to fiscal year 2018.

Continue to grow and expand the presence of our value brands, Signature by Levi Strauss & Co. and Denizen.    We are targeting value-conscious consumers through our Signature by Levi Strauss & Co. and Denizen brands, which are sold through wholesale accounts. We continue to grow our business with accounts such as Walmart and Target by expanding our offering within existing doors and leveraging our relationships with these retailers to launch our value brands in international markets. In fiscal year 2018 and in fiscal year 2017, net revenues from these brands increased 28% and 21%, respectively, year-over-year.

Opportunistically pursue acquisitions.    We expect to opportunistically pursue acquisitions to supplement our strong organic growth profile and drive further brand and category diversification. We will evaluate potential acquisition opportunities with a focus on strategic acquisitions that will enhance our portfolio of brands, bolster our product category expertise or add a new operating capability while fitting well with our corporate culture and providing an attractive financial return. We assess on a regular basis the potential acquisition of franchise partners, distributors and the product categories we have under license, to enhance the consumer experience and to accelerate distribution of our brands. We believe we are well-positioned and have the financial flexibility to pursue attractive acquisition opportunities as they arise.

Strengthen Position as a Leading Omni-Channel Retailer.    We are focused on growing our DTC channel in order to better control our brands and drive meaningful connections with our consumers globally.

Continue to expand our retail presence and improve our sales productivity in existing stores.    We continue to add new, profitable retail locations in the United States and across the globe. We had 74 more company-operated stores on November 25, 2018 than we did on November 26, 2017. We are focused on creating a shopping experience that excites today’s consumers with enhanced customization and personalization through our Tailor Shops and Print Bars. We continue to focus on redesigning the shopping experience, including the opening of a new flagship store in New York City’s Times Square in November 2018. At approximately 17,000 square feet, this is our largest mainline store. Additionally, we are continuing to implement integrated omni-channel and digital capabilities across our store fleet. We have updated our systems to enable customers to return products in-store that they purchased through our websites and allow our sales associates to place orders in store when desired fits or sizes are not available. Over the last year, we have also been rolling out a new RFID inventory management system to improve operations and help us test the effectiveness of different store layouts and assortments.

Drive eCommerce growth through global presence and superior consumer experience.    We have been focused on building out our eCommerce sites across geographies while also upgrading the foundation of our sites in key geographies such as the United States and Europe in order to deliver a better user experience. As of January 30, 2019, we had 43 branded websites with a total of 180 million visits in fiscal year 2018. In addition, we are incubating a portfolio of innovative eCommerce features that further enhance consumer experience and demonstrate our leadership in fit and style in an online forum. For example, in 2017 we rolled out “Ask Indigo,” an AI-powered stylebot, to help guide consumers to the products that best fit their needs, just as an associate would in a brick-and-mortar store. We are continually testing and refining these features to help drive increased traffic, conversion and order size. We also recently rolled out an online program that enables consumers to customize trucker jackets, logo T-shirts and other products just as they would in-store. We expect to continue to build out this online customization offering by giving consumers the ability to create men’s and women’s denim bottoms, leveraging Project F.L.X. technology, scheduled to start in the United States this fall. Net revenues from our company-operated eCommerce sites increased 18% year-over-year in fiscal year 2018 and 22% year-over-year in fiscal year 2017.

Enhance Operational Excellence.    We seek out operational improvements that leverage our scale to unlock efficiencies throughout our organization and enable us to respond quickly to changing market dynamics.

Improve operations by leveraging our scale and consolidating end-to-end accountability.    We have ongoing initiatives to reduce inefficiency and increase profitability in our business. Our key efforts include leveraging our global scale to drive supply chain savings, end-to-end planning efforts to manage inventory more efficiently and a focus on driving continuous organizational efficiencies. These efforts, along with channel and geographical mix shifts, drove a gross margin of 53.8% in fiscal year 2018, which represents a 329 basis point increase since fiscal year 2015. We are in the process of implementing a new enterprise resource planning system that will strengthen our data and analysis capabilities. We are also planning to upgrade our distribution centers and improve our distribution networks in the United States and Europe to ensure we are prepared for future growth.

Improve flexibility and ability to respond to changing fashion and consumer trends.    We are taking steps to shorten our time to market in order to better meet the rapidly evolving needs of our customers and consumers. For example, Project F.L.X. increases operational agility in our men’s and women’s bottoms businesses and improves inventory management by enabling us to make final decisions on the mix of styles for our denim products closer to the time of sale. We have also added shorter go-to-market processes in categories such as tops in order to forecast and buy inventory more effectively, leading to higher sell through rates and less marked down product.

Our Brands and Products

We offer a broad range of products, including jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories. Across all of our brands, pants—including jeans, casual pants and dress pants—represented approximately 68%, 72% and 77% of our total units sold in fiscal year 2018 and in fiscal years 2017 and 2016, respectively. Men’s products generated 69%, 72% and 76% of our total net sales in fiscal years 2018, 2017 and 2016, respectively.

Levi’s Brand

The Levi’s brand epitomizes classic, authentic American style and effortless cool. Levi’s is an authentic and original lifestyle brand and the #1 brand globally in jeanswear (measured by total retail sales). Since their inception in 1873, Levi’s jeans have become one of the most recognizable garments in the world—reflecting the aspirations and earning the loyalty of people for generations. Consumers around the world instantly recognize the distinctive traits of Levi’s jeans, including the Arcuate Stitching Design and the Red Tab Device. The Levi’s brand continues to evolve to meet the tastes of today’s consumers, driven by its distinctive pioneering and innovative spirit. Our range of leading jeanswear, other apparel items and accessories for men, women and children is available in more than 110 countries, allowing individuals around the world to express their personal style.

The Levi’s brand encompasses a range of products. Levi’s Red Tab products are the foundation of the brand, consisting of a wide spectrum of jeans and jeanswear offered in a variety of fits, fabrics, finishes, styles and price points intended to appeal to a broad spectrum of consumers. The line includes the iconic 501 jean, the original and best-selling five-pocket jean of all time that is by itself bigger than entire denim lines at many peer brands. The line also incorporates a full range of jeanswear fits and styles designed specifically for women. Sales of Red Tab products represented the majority of our Levi’s brand net sales in all three of our regions in fiscal years 2018, 2017 and 2016. We also offer premium products around the world under the Levi’s brand, including a range of premium pants, tops, shorts, skirts, jackets, footwear and related accessories.

Our Levi’s brand products accounted for 86%, 86%, 85% and 85% of our total net sales in fiscal years 2018, 2017, 2016 and 2015, respectively, approximately half of which were generated in our Americas region.

Dockers Brand

Founded in 1986, the Dockers brand sparked a revolution in the way millions of men dressed around the world, shifting from the standard issue suit to a more casual look. 30 years later, the Dockers brand continues to embody the spirit of khakis and define business casual. Since its introduction, the brand has focused on men’s khakis and the essential clothing accessories to go with them.

Our Dockers brand products accounted for 7%, 8%, 10% and 10% of our total net sales in fiscal years 2018, 2017, 2016 and 2015, respectively. Although the substantial majority of these net sales were in the Americas region, Dockers brand products were sold in more than 50 countries as of November 25, 2018.

Signature by Levi Strauss & Co. and Denizen Brands

In addition to our Levi’s and Dockers brands, we offer the Signature by Levi Strauss & Co. and Denizen brands, which are focused on value-conscious consumers who seek quality craftsmanship and great fit and style at affordable prices. We offer denim jeans, casual pants, tops and jackets in a variety of fits, fabrics and finishes for men, women and children under the Signature by Levi Strauss & Co. brand through the mass retail channel in the United States and Canada. The Denizen brand was introduced in the United States starting in 2011, and includes a variety of jeans to complement active lifestyles and to empower consumers to express their aspirations, individuality and attitudes. The Denizen brand is sold through wholesale accounts in the United States.

Our Signature by Levi Strauss & Co. and Denizen brand products accounted for 7%, 6%, 5% and 5% of our total net sales in fiscal years 2018, 2017, 2016 and 2015, respectively.

Licensing

The appeal of our brands across consumer groups and our global reach enable us to license our Levi’s and Dockers trademarks for a variety of product categories in multiple markets in each of our regions, including footwear, belts, wallets and bags, outerwear, sweaters, dress shirts, kidswear, sleepwear and hosiery. Licensing accounted for 2% of our total net revenues in each of fiscal years 2018, 2017 and 2016.

We enter into licensing agreements with our licensees covering royalty payments, product design and manufacturing standards, marketing and sale of licensed products, and protection of our trademarks. We require our licensees to comply with our code of conduct for contract manufacturing and engage independent monitors to perform regular on-site inspections and assessments of production facilities.

Sales, Distribution and Customers

We recognize wholesale revenue from sales of our products through third-party retailers such as department stores, specialty retailers, leading third-party eCommerce sites and franchise locations dedicated to our brands. We also sell our products directly to consumers through a variety of formats, including our own company-operated mainline and outlet stores, company-operated eCommerce sites and select shop-in-shops located in department stores and other third-party retail locations. As of January 30, 2019, our products were sold in over 50,000 retail locations, including approximately 3,000 brand-dedicated stores and shop-in-shops. As of January 30, 2019, we had 831 company-operated stores and approximately 500 company-operated shop-in-shops. The remainder of our brand-dedicated stores and shop-in-shops were operated by franchisees and other partners. In fiscal year 2018, our wholesale and DTC channels generated 65% and 35% of our net revenues, respectively, with our eCommerce sites and franchise stores representing 4% and 7%, respectively, of overall net revenues.

Multi-Brand Retailers

We seek to make our products available where consumers shop, including offering products that are appropriately tailored for our wholesale customers and their retail consumers. We take care to select wholesale customers and distributors that we believe will represent our brands in a manner consistent with our values and growth strategies. Sales to our top ten wholesale customers accounted for 27%, 28% and 30% of our total net revenues in fiscal years 2018, 2017 and 2016, respectively. No single customer represented 10% or more of our net revenues in any of these years.

We also sell our products directly to consumers through shop-in-shops located in certain of our wholesale customers’ and other third-party retail locations. Typically, this format is conducted on a concession basis, whereby the inventory continues to be owned by us (not the retailer) until ultimate sale to the end consumer. The salespeople involved in these transactions are generally our employees and not those of the retailer. We recognize revenue in the amount of the sale to the end consumer, while paying our partners a commission. We operated approximately 500 of these shop-in-shops as of January 30, 2019.

Dedicated Stores and eCommerce Sites

We believe retail stores dedicated to our brands are important for the growth, visibility, availability and commercial success of our brands, and they are an increasingly important part of our strategy for expanding distribution of our products. Our brand-dedicated stores are either operated by us or by independent third parties such as franchisees. In addition to the dedicated stores, we maintain brand-dedicated eCommerce sites that sell products directly to consumers.

Company-Operated Brick-and-Mortar Retail Stores.    Our company-operated retail stores, comprising both mainline and outlet stores, generated 26%, 25% and 24% of our net revenues in fiscal years 2018, 2017 and 2016, respectively. As of January 30, 2019, we had 831 company-operated stores, predominantly Levi’s stores, located in 32 countries across our three regions. We had 266 of these stores in the Americas, 303 stores in Europe and 262 stores in Asia. During fiscal year 2017, we added 84 company-operated stores and closed 31 stores. During fiscal year 2018, we added 115 company-operated stores and closed 41 stores.

Franchised and Other Stores.    Franchised, licensed or other forms of brand-dedicated stores operated by independent third parties sell Levi’s and Dockers products in markets outside the United States. There were approximately 1,300 of these stores as of January 30, 2019, and they are a key element of our international distribution. Franchise stores generated 7%, 8% and 8% of our net revenues in fiscal years 2018, 2017 and 2016, respectively. In addition to these stores, we consider our network of brand-dedicated shop-in-shops, which are located within department stores and may be either operated directly by us or third parties, to be an important component of our retail distribution in international markets. Outside the United States, approximately 300 of these shop-in-shops were operated by third parties as of January 30, 2019.

eCommerce Sites.    We maintain brand-dedicated eCommerce sites, including www.levi.com and www.dockers.com, that sell products directly to consumers across multiple markets around the world. These sites represented 4% of overall net revenues in fiscal years 2018, 2017 and 2016; and 13% of DTC channel net revenues in fiscal years 2018 and 2017 and 12% in fiscal year 2016.

Marketing and Promotion

Our marketing is rooted in globally consistent brand messages that reflect the unique attributes of our brands, including the Levi’s brand as the authentic and original jeanswear brand and the Dockers brand as the definitive khaki. We continually strengthen our portfolio of brands and our positioning at the center of popular culture with a diverse mix of marketing initiatives to drive consumer demand, such as through social media and digital and mobile outlets, sponsorships, product placement in leading fashion magazines and with celebrities, television and radio advertisements, personal sponsorships and endorsements, and selective collaborations with key influencers, integrating ourselves with significant cultural events, and on-the-ground efforts such as street-level events and similar targeted viral marketing activities. We also connect with sports and music fans across the world, including through the naming rights to the new stadium for the San Francisco 49ers, which we secured in 2013.

Our marketing organization includes both global and regional marketing teams. Our global marketing team is responsible for developing a toolkit of marketing assets and brand guidelines to be applied across all marketing activities, including media, engagement, brand environment and in-store activation. Our regional marketing teams adapt global tools for local relevance and execute marketing strategies within the markets where we operate.

We also use our websites, including www.levi.com and www.dockers.com, in relevant markets to enhance consumer understanding of our brands and help consumers find and buy our products (information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus).

Sourcing and Logistics

Organization

Our global sourcing and logistics organizations are responsible for taking a product from the design concept stage through production to delivery to our customers. Our objective is to leverage our global scale to achieve product development and sourcing efficiencies and reduce total product and distribution costs while maintaining our focus on product quality, local service levels and working capital management. Our presence in more than 110 countries enables us to leverage our global scale for product development and sourcing while using our local expertise to tailor products and retail experiences to individual markets. Our integrated production development and distribution platform enables us to achieve operating efficiencies and deliver superior quality products.

Product Procurement

We source nearly all of our products through independent contract manufacturers. The remainder is sourced from our company-operated manufacturing and finishing plants. See “—Properties” for more information about these manufacturing facilities.

Sources and Availability of Raw Materials

The principal fabrics used in our products include cotton, blends, synthetics and wools. The prices we pay our suppliers for our products are dependent in part on the market price for raw materials used to produce them, primarily cotton. The price and availability of cotton may fluctuate substantially, depending on a variety of factors. The price fluctuations impact the cost of our products in future seasons due to the lead time of our product development cycle. Fluctuations in product costs can cause a decrease in our profitability if product pricing actions taken in response are insufficient or if those actions cause our wholesale customers or retail consumers to reduce the volumes they purchase.

Sourcing Locations

We use numerous independent contract manufacturers located throughout the world for the production and finishing of our garments. We conduct assessments of political, social, economic, trade, labor and intellectual property protection conditions in the countries in which we source our products before placing production in those countries and on an ongoing basis. We also monitor ongoing global trade regulations to optimize our supply chain networks in response to changes in tariffs or other trade policies around the world.

In fiscal year 2018, we sourced products from contract manufacturers located in approximately 23 countries around the world. We sourced products in North and South Asia, South and Central America (including Mexico and the Caribbean), Europe and Africa. No single country accounted for more than 20% of our sourcing in fiscal year 2018.

Sourcing Practices

Our sourcing practices include these elements:

•

We require all third-party contractors and subcontractors who manufacture or finish products for us to comply with our code of conduct relating to supplier working conditions as well as environmental, employment and sourcing practices. We also require our licensees to ensure that their manufacturers comply with our requirements.

•

Our supplier code of conduct covers employment practices such as wages and benefits, working hours, health and safety, working age and discriminatory practices, environmental matters such as wastewater treatment and solid waste disposal, and ethical and legal conduct.

•

We regularly assess manufacturing and finishing facilities through periodic on-site facility inspections and improvement activities, including use of independent monitors to supplement our internal staff. We integrate review and performance results into our sourcing decisions.

•

We disclose the names and locations of our contract manufacturers to encourage collaboration among apparel companies in factory monitoring and improvement. We regularly evaluate and refine our code of conduct processes.

Logistics

We use company-operated and third-party distribution facilities to warehouse and ship products to our wholesale customers, retail stores and eCommerce customers. For more information, see “—Properties.” Distribution center activities include receiving finished goods from our contract manufacturers and plants, inspecting those products, preparing them for retail presentation, and shipping them to our customers and to our own stores. Our distribution centers maintain a combination of replenishment and seasonal inventory. In certain locations around the globe, we have consolidated our distribution centers to service multiple countries.

Competition

The global apparel industry is highly competitive and fragmented. It is characterized by low barriers to entry, brands targeted at specific consumer segments, many regional and local competitors and an increasing number of global competitors. Principal competitive factors include:

•	anticipating and responding to changing consumer preferences and buying trends in a timely manner, and ensuring product availability at wholesale and DTC channels;

•	developing high-quality, innovative products with relevant designs, fits, finishes, fabrics, style and performance features that meet consumer desires and trends;

•	maintaining favorable and strong brand name recognition and appeal through strong and effective marketing support and intelligence in diverse market segments;

•	identifying and securing desirable new retail locations and presenting products effectively at company-operated retail and franchised and other brand-dedicated stores;

•	ensuring high-profile product placement at retailers;

•	anticipating and responding to consumer expectations regarding eCommerce shopping and shipping;

•	optimizing supply chain cost efficiencies and product development cycle lead times;

•

creating products at a range of price points that appeal to the consumers of both our wholesale customers and our dedicated retail stores and eCommerce sites situated in each of our geographic regions; and

•	generating competitive economics for wholesale customers, including retailers, franchisees and licensees.

We believe we compete favorably with respect to these factors.

We face competition from a broad range of competitors at the global, regional and local levels in diverse channels across a wide range of retail price points, and some of our competitors are larger and have more resources in the markets in which we operate. Our primary competitors include vertically integrated specialty stores, jeanswear brands, khakiwear brands, athletic wear companies, retailers’ private or exclusive labels, and certain eCommerce sites.

Seasonality of Sales

We typically achieve our largest quarterly revenues in the fourth fiscal quarter. In fiscal year 2018, our net revenues in the first, second, third and fourth quarters represented 24%, 22%, 25% and 29%, respectively, of our total net revenues for the year. In fiscal year 2017, our net revenues in the first, second, third and fourth quarters represented 22%, 22%, 26% and 30%, respectively, of our total net revenues. In fiscal year 2016, our net revenues in the first, second, third and fourth quarters represented 23%, 22%, 26% and 29%, respectively, of our total net revenues.

We typically achieve a significant amount of revenues from our DTC channel on the Friday following Thanksgiving Day, which is commonly referred to as Black Friday. Due to the timing of our fiscal year-end, a particular fiscal year might include one, two or no Black Fridays, which could impact our net revenues for the fiscal year. Each of fiscal years 2018, 2017 and 2016 included one Black Friday. Fiscal year 2019 will have no Black Friday, while fiscal year 2020 will have two Black Fridays.

The level of our working capital reflects the seasonality of our business. We expect inventory, accounts payable and accrued expenses to be higher in the second and third fiscal quarters in preparation for the fourth fiscal quarter selling season. Order backlog is not material to our business.

Effects of Inflation

We believe inflation in the regions where most of our sales occur has not had a significant effect on our net revenues or profitability.

Intellectual Property

We have more than 5,000 trademark registrations and pending applications in approximately 180 jurisdictions worldwide, and we acquire rights in new trademarks according to business needs. Substantially all of our global trademarks are owned by Levi Strauss & Co. We regard our trademarks as our most valuable assets and believe they have substantial value in the marketing of our products. The Levi’s, Dockers and 501 trademarks, the Arcuate Stitching Design, the Tab Device, the Two Horse Design, the Housemark and the Wings and Anchor Design are among our core trademarks.

We protect these trademarks by registering them with the U.S. Patent and Trademark Office and with governmental agencies in other countries, particularly where our products are manufactured or sold. We work vigorously to enforce and protect our trademark rights by engaging in regular market reviews, helping local law enforcement authorities detect and prosecute counterfeiters, issuing cease-and-desist letters against third parties infringing or denigrating our trademarks, opposing registration of infringing trademarks, and initiating litigation as necessary. We are currently pursuing over 200 infringement matters around the world. We also work with trade groups and industry participants seeking to strengthen laws relating to the protection of intellectual property rights in markets around the world.

As of January 30, 2019, we had nine issued U.S. patents and 23 U.S. patent applications pending. Our patents expire between 2019 and 2037. We also had four issued patents and two international and foreign patent applications pending. In addition, as we develop technologies that we believe are innovative, such as Project F.L.X., we intend to continually assess the patentability of new intellectual property.

Our Employees

As of January 30, 2019, we employed approximately 14,400 people, of whom approximately 6,700 were located in the Americas, 4,200 were located in Europe and 3,500 were located in Asia. Approximately 1,800 of our employees were associated with the manufacturing and procurement of our products, 7,100 worked in retail (including seasonal employees), 1,500 worked in distribution and 4,000 were other non-production employees. As of January 30, 2019, approximately 3,100 of our employees were represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

History and Corporate Citizenship

Our story began in San Francisco, California in 1853 as a wholesale dry goods business. We invented the blue jean 20 years later. In 1873, we received a U.S. patent for “waist overalls” with metal rivets at points of strain. The first product line designated by the lot number “501” was created in 1890.

In the 19th and early 20th centuries, our work pants were worn primarily by cowboys, miners and other working men in the western United States. Then, in 1934, we introduced our first jeans for women, and after World War II, our jeans began to appeal to a wider market. By the 1960s, they had become a symbol of American culture, representing a unique blend of history and youth. We opened our export and international businesses in the 1950s and 1960s, respectively. The Dockers brand helped drive “Casual Friday” in the 1990s and has been a cornerstone of casual menswear for more than 30 years.

Today, descendants of the family of Levi Strauss continue to be actively involved in our company. Our Class B common stock is primarily owned by these descendants and their relatives and trusts established for their behalf. In order to facilitate a forum for frequent, open and constructive dialogue between us and these stockholders, the family members have organized a family council, which engages with us on topics of mutual interest, such as our industry, governance, ownership and philanthropy. Management shares information and interacts with the family members, including the family council, in a manner consistent with all applicable laws and regulations.

Throughout this long history, we have upheld our strong belief that we can help shape society through civic engagement and community involvement, responsible labor and workplace practices, philanthropy, ethical conduct, environmental stewardship and transparency. We engage in a “profits through principles” business approach and constantly strive to set higher standards for ourselves and the industry. Our milestone initiatives over the years include: integrating our factories prior to the enactment of the Civil Rights Act of 1964; developing a comprehensive supplier code of conduct that requires safe and healthy working conditions before such codes of conduct became commonplace among multinational apparel companies; and offering benefits to same-sex partners in the 1990s, long before most other companies.

A RICH 165-YEAR HISTORY

DOCKERS

1853

LEVI STRAUSS & CO. IS FOUNDED

- **1873** — The Blue Jean is Born
- **1934** — First Jeans for Women (“Lady Levi’s”) Launched
- **1936** — The Iconic Red Tab Introduced
- **1952** — Levi Strauss Foundation Formed
- **1965** — International Division Created
- **1986** — The Dockers Brand Launched
- **1991** — Global Supplier Code of Conduct (“Terms of Engagement”) Established
- **1993** — Named Most Admired Apparel Company by *Fortune* Magazine
- **2003** — Signature by Levi Strauss & Co. Brand Introduced (Originally Called “Levi Strauss Signature”)
- **2011** — Chip Bergh Named President & CEO
- **2013** — Harmit Singh Joined as EVP & CFO; Eureka Innovation Lab Opened
- **2014** — “Live in Levi’s” Ad Campaign Launched Globally & Levi’s Stadium Opened
- **2015** — Relaunched Women’s Business
- **2017** — Named to *Fortune* Magazine’s Change the World List for Worker Well-being Program

LEVI STRAUSS & CO.

THE
LEVI'S
TAILOR SHOP
ON TOUR

Properties

We conduct manufacturing, distribution and administrative activities in owned and leased facilities. As of January 30, 2019, we operated two manufacturing-related facilities abroad and seven distribution centers around the world. We have renewal rights for most of our property leases. We anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms. We believe our facilities and equipment are in good condition and are suitable for our needs. Information about our key operating properties in use as of January 30, 2019, is summarized in the following table:

Location	Primary Use	Leased/Owned
Americas:
San Francisco, California	Design and Product Development	Leased
Hebron, Kentucky	Distribution	Owned
Canton, Mississippi	Distribution	Owned
Henderson, Nevada	Distribution	Owned
Etobicoke, Canada	Distribution	Owned
Cuautitlan, Mexico	Distribution	Leased
Europe:
Plock, Poland	Manufacturing and Finishing	Leased	(1)
Northampton, United Kingdom	Distribution	Leased
Asia:
Adelaide, Australia	Distribution	Leased
Cape Town, South Africa	Manufacturing, Finishing and Distribution	Leased

(1)	Buildings and improvements in Plock, Poland are owned but subject to a ground lease.

Our global headquarters and the headquarters of our Americas region are both located in leased premises in San Francisco, California. Our Europe and Asia headquarters are located in leased premises in Diegem, Belgium and Singapore, respectively. In addition to the above, we operate finance shared service centers in Eugene, Oregon and Singapore. We also operate a back-up data center located in Westlake, Texas. As of January 30, 2019, we also leased or owned 85 administrative and sales offices in 41 countries, as well as leased 13 warehouses in six countries.

In addition, as of January 30, 2019, we had 831 company-operated stores in leased premises in 32 countries: 266 stores in the Americas, 303 stores in Europe and 262 stores in Asia.

Legal Proceedings

In the ordinary course of business, we have various pending cases involving contractual matters, facility and employee-related matters, distribution matters, product liability claims, customs and duty regulations, trademark infringement and other matters. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together be expected to have a material adverse effect on our business, results of operations, financial condition or cash flows. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government Regulation

In the United States and in the other jurisdictions in which we operate, we are subject to labor and employment laws, laws governing advertising, privacy and data security, safety regulations and other laws, including consumer protection regulations that apply to retailers and/or the promotion and sale of merchandise and the operation of our retail stores, manufacturing-related facilities and distribution centers. Our products may be subject to tariffs, treaties and various trade agreements, as well as laws affecting the importation of consumer goods. We monitor changes in these laws and believe we are in material compliance with applicable laws.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of January 30, 2019:

Name	Age	Position(s)
Non-Employee Directors:
Stephen C. Neal(1)	69	Chairman of our Board of Directors
Troy Alstead(2)(4)	55	Director
Jill Beraud(3)(4)	58	Director
Robert A. Eckert(1)(2)	64	Director
Spencer C. Fleischer(3)(4)	65	Director
David A. Friedman(1)	65	Director
Peter E. Haas Jr.(1)(2)	71	Director
Christopher J. McCormick(3)(4)	63	Director
Jenny Ming(4)	63	Director
Patricia Salas Pineda(1)(2)	67	Director
Joshua E. Prime(5)	41	Future Director

Executive Officers:
Charles V. Bergh	61	President, Chief Executive Officer and Director
Roy Bagattini	55	Executive Vice President and President, Americas
Seth M. Ellison	60	Executive Vice President and President, Europe
Seth R. Jaffe	61	Executive Vice President and General Counsel
David Love	56	Executive Vice President and President, Asia, Middle East and Africa
Elizabeth O’Neill	47	Executive Vice President and President, Product, Innovation and Supply Chain
Marc Rosen	50	Executive Vice President and President, Direct-to-Consumer
Harmit Singh	55	Executive Vice President and Chief Financial Officer

(1)	Member of our nominating, governance and corporate citizenship committee.
(2)	Member of our compensation committee.
(3)	Member of our finance committee.
(4)	Member of our audit committee.
(5)	Mr. Prime was elected to our board of directors on July 27, 2018, to be effective when Mr. Haas Jr. retires from our board of directors, which is expected to occur in September 2019.

Non-Employee Directors

Stephen C. Neal, a director since 2007, is the Chairman of our board of directors, a position he has held since September 2011. He is also the Chairman of the law firm Cooley LLP, where he was also Chief Executive Officer from 2001 until January 1, 2008. In addition to his extensive experience as a trial lawyer on a broad range of corporate issues, Mr. Neal has represented and advised numerous boards of directors, special committees of boards and individual directors on corporate governance and other legal matters. Prior to joining Cooley in 1995, Mr. Neal was a partner of the law firm Kirkland & Ellis LLP. Mr. Neal brings to our board of directors deep knowledge and broad experience in corporate governance as well as his perspectives drawn from advising many companies throughout his career.

Troy Alstead, a director since 2012, is the President and Chief Executive Officer of Table 47 and Ocean5, a restaurant and social concept, and founder of the Ocean5 Foundation focused on raising awareness and funding for sustainability of the world’s oceans and seas. In February 2016, he retired from Starbucks Corporation after 24 years with the company, having most recently served as Chief Operating Officer. Mr. Alstead previously held the positions of Group President, Chief Financial Officer and Chief Administrative Officer of Starbucks. He joined Starbucks in 1992, and over the years served in a number of operational, general management and finance roles. Mr. Alstead spent a decade in Starbucks international business, including roles as Senior Leader of Starbucks International, President of Europe, Middle East and Africa headquartered in Amsterdam and Chief Operating Officer of Starbucks Greater China headquartered in Shanghai. Mr. Alstead currently serves as a director of Topgolf International, Inc., Harley-Davidson, Inc. and YETI Holdings, Inc. Mr. Alstead brings to our board of directors his broad financial and business perspective developed over many years in the global consumer goods industry.

Jill Beraud, a director since 2013, most recently served as Chief Executive Officer of Ippolita (Seno Jewelry), a privately-held luxury jewelry company with distribution in high-end department stores, flagship and eCommerce, from October 2015 until September 2018. Prior to Ippolita (Seno Jewelry), Ms. Beraud was Executive Vice President for Tiffany & Co., with responsibility for its Global Retail Operations and oversight of strategic store development and real estate from October 2014 until June 2015. Prior to Tiffany & Co., Ms. Beraud was with Living Proof, Inc., a privately-held company that uses advanced medical and materials technologies to create hair care and skin care products for women, where she was Chief Executive Officer from December 2011 to October 2014. Prior to that, Ms. Beraud served as President of Starbucks/Lipton Joint Ventures and Chief Marketing Officer of PepsiCo Americas Beverages from July 2009 to June 2011, and PepsiCo’s Global Chief Marketing Officer from December 2008 to July 2009. Before PepsiCo, Ms. Beraud spent 13 years at Limited Brands in various roles, including Chief Marketing Officer of Victoria’s Secret and Executive Vice President of Marketing for its broader portfolio of specialty brands, including Bath & Body Works, C.O. Bigelow, Express, Henri Bendel and Limited Stores. Ms. Beraud was selected to join our board of directors due to her extensive marketing, social media and consumer branding experience, as well as her extensive managerial and operational knowledge in the apparel and other consumer goods industries.

Robert A. Eckert, a director since 2010, is Operating Partner of FFL Partners, LLC, a private equity firm, since September 2014. Mr. Eckert is also Chairman Emeritus of Mattel, Inc., a role he has held since January 2013. He was Mattel’s Chairman and Chief Executive Officer from May 2000 until December 2011, and he continued to serve as its Chairman until December 2012. He previously worked for Kraft Foods, Inc. for 23 years, and served as President and Chief Executive Officer from October 1997 until May 2000. From 1995 to 1997, Mr. Eckert was Group Vice President of Kraft Foods, and from 1993 to 1995, Mr. Eckert was President of the Oscar Mayer foods division of Kraft Foods. Mr. Eckert is currently a director of McDonald’s Corporation, Amgen, Inc., Eyemart Express Holdings, LLC, Enjoy Beer Holdings, LLC and Quinn Company. Mr. Eckert was selected to join our board of directors due to his experience as a senior executive engaged with the dynamics of building global consumer brands through high performance expectations, integrity and decisiveness in driving businesses to successful results.

Spencer C. Fleischer, a director since 2013, is Managing Partner of FFL Partners, LLC, a private equity firm. Before co-founding FFL Partners, LLC in 1997, Mr. Fleischer spent 19 years at Morgan Stanley & Company as an investment banker and senior leader. During his time there, he led business units in Asia, Europe and the United States. Mr. Fleischer currently serves as a director of The Clorox Company, Strategic Investment Group and Eyemart Express Holdings, LLC. He was a director of American West Bank until October 2015 when it was acquired by Banner Corporation, and was thereafter a director of Banner Corporation until December 2016. Mr. Fleischer was selected to join our board of directors due to his broad financial and international business perspective developed over many years in the private equity and investment banking industries.

David A. Friedman, a director since July 2018, is a Senior Principal, Emeritus Chief Executive Officer and Chair of the Board, and past-President and Chief Executive Officer of Forell/Elsesser Engineers, with over 40 years of professional practice in structural and earthquake engineering. Mr. Friedman is the President and an active member of the board of directors for the Earthquake Engineering Research Institute, which disseminates lessons learned from earthquakes around the world, and served on its post-earthquake reconnaissance teams in Kobe, Japan in 1995 and Wenchuan, China in 2008. Mr. Friedman is also involved in many institutional, academic, philanthropic and not-for-profit boards, including the San Francisco Foundation, the San Francisco Planning and Urban Research Association, the University of California, Berkeley Foundation, the Jewish Home of San Francisco and Build Change. Mr. Friedman is a licensed structural engineer in California, Nevada and British Columbia. Mr. Friedman was selected to join our board of directors due to his broad professional experience, as well as his extensive background with our company arising from his familial connection to our founder.

Peter E. Haas Jr., a director since 1985, is a trustee and President of the Walter and Elise Haas Fund, a director and President of the Red Tab Foundation, a director of the Levi Strauss Foundation and the Novato Youth Center Advisory Board, a Trustee Emeritus of the San Francisco Foundation, and Vice President of the Peter E. Haas Jr. Family Fund. Mr. Haas Jr. was one of our managers from 1972 to 1989. He was Director of Product Integrity of The Jeans Company, one of our former operating units, from 1984 to 1989. He served as Director of Materials Management for Levi Strauss USA in 1982 and Vice President and General Manager in the Menswear Division in 1980. Mr. Haas Jr.’s background in numerous operational roles specific to our company and his familial connection to our founder enable him to engage in board deliberations with valuable insight and experience.

Christopher J. McCormick, a director since April 2016, most recently served as President and Chief Executive Officer of L.L. Bean, Inc. from 2001 until 2016. Mr. McCormick joined L.L. Bean in 1983, previously serving in a number of senior and executive level positions in advertising and marketing. Prior to becoming President and Chief Executive Officer of L.L. Bean, he was Senior Vice President and Chief Marketing Officer from 2000 to 2001. Mr. McCormick is a director of Sun Life Financial, Inc. and Big Lots!, Inc. Mr. McCormick brings to our board of directors his deep channel knowledge and eCommerce and direct marketing experience.

Jenny Ming, a director since September 2014, was President and Chief Executive Officer of Charlotte Russe Inc., a fast-fashion specialty retailer of apparel and accessories catering to young women, a position she held from October 2009 to February 2019. In February 2019, Charlotte Russe Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code. From March 1999 to October 2006, Ms. Ming served as President of Old Navy, a $7 billion brand in The Gap, Inc.’s portfolio, where she oversaw all aspects of Old Navy and its 900 retail clothing stores in the United States and Canada. Ms. Ming joined The Gap, Inc. in 1986, serving in various executive capacities at its San Francisco headquarters, and in 1994, she was a member of the executive team who launched Old Navy. Ms. Ming serves on the Boards of Directors of Paper Source and Tower Foundation. Ms. Ming was selected to join our board of directors due to her extensive operational and retail leadership experience in the apparel industry.

Joshua E. Prime has agreed to serve as a director effective when Mr. Haas Jr. retires from our board of directors, which is expected to occur in September 2019. Mr. Prime serves as Partner, Idea Generation and Research, at Indaba Capital Management, L.P., where has served since its founding in 2010. From 2007 to 2009, Mr. Prime was a manager of retail strategy for the Americas Region of Levi Strauss & Co. From 1999 to 2005, Mr. Prime served as an analyst in merger arbitrage, special situations and credit at Farallon Capital Management, L.L.C. Mr. Prime was selected to replace Mr. Haas Jr. on our board of directors due to his broad professional experience, including with our company, and his additional insight arising from his familial connection to our founder.

Patricia Salas Pineda, a director since 1991, retired in October 2016 as Group Vice President of Hispanic Business Strategy for Toyota Motor North America, Inc., an affiliate of one of the world’s largest automotive firms, a position she held since May 2013. Previously, Ms. Pineda served Toyota Motor North America as Group Vice President of National Philanthropy and the Toyota USA Foundation from 2004 to 2013. During this period, Ms. Pineda also served as General Counsel and Group Vice President of Administration from 2006 to 2008 and as Group Vice President of Corporate Communications and General Counsel from 2004 to 2006. Prior to that, Ms. Pineda was Vice President of Legal, Human Resources and Government Relations, and Corporate Secretary of New United Motor Manufacturing, Inc. with which she had been associated since 1984. Ms. Pineda was selected as a member of our board of directors to bring her expertise in government relations and regulatory oversight, corporate governance and human resources matters. She is currently a Chairwoman and member of the Latino Corporate Directors Association, a director of Frontier Airlines and a member of the board of trustees of Earthjustice. Ms. Pineda also served as a member of the advisory board of the Latinos and Society Program at The Aspen Institute from September 2017 to October 2018. Her long tenure on our board of directors also provides valuable historical perspective.

Executive Officers

Charles V. Bergh, a director since he joined the company in September 2011, is our President and Chief Executive Officer. Prior to joining us, Mr. Bergh held a progression of leadership roles during his 28-year career at Procter & Gamble. Mr. Bergh is also the non-executive Chairman of HP Inc. He previously served on the board of directors for VF Corporation, the Singapore Economic Development Board and was a member of the US-ASEAN Business Council, Singapore. Mr. Bergh’s position as our President and Chief Executive Officer and his past experience as a leader of large, global consumer brands make him well-suited to be a member of our board of directors.

Roy Bagattini is currently serving as our Executive Vice President and President of our Americas region, a position he has held since June 2016. Mr. Bagattini joined us in June 2013 as Executive Vice President and President for our Asia, Middle East and Africa region. Mr. Bagattini was Senior Vice President for Asia and Africa at Carlsberg Group, a leading brewing and beverage company, from 2009 to 2013. Prior to that, Mr. Bagattini served in a variety of executive and leadership roles in Russia, China, India and the United States for SABMiller plc, one of the world’s largest brewing companies, from 1991 to 2009.

Seth M. Ellison is currently serving as our Executive Vice President and President of our Europe region. Mr. Ellison joined us in September 2012 as Executive Vice President and President of the Global Dockers Brand before assuming his current role in July 2013. Prior to joining us, Mr. Ellison was Executive Vice President and Chief Commercial Officer at Alternative Apparel from February 2009 to July 2012. Before Alternative Apparel, Mr. Ellison was President of the Swimwear Group at Perry Ellis from 2005 to 2009, and held various leadership positions at NIKE, Inc. from 1996 to 2005, including Vice President and General Manager of Nike EMEA Apparel and President of Hurley.

Seth R. Jaffe is currently serving as our Executive Vice President and General Counsel. Mr. Jaffe served as Senior Vice President and General Counsel beginning on September 2011 before being appointed Executive Vice President in January 2018. Prior to joining us, Mr. Jaffe served as Senior Vice President, General Counsel and Secretary of Williams-Sonoma, Inc. from January 2002 to August 2011. From 2000 to 2001, Mr. Jaffe served as Chief Administrative Officer and General Counsel of CareThere, Inc., a healthcare technology company. He also held various legal roles at Levi Strauss & Co. from 1984 to 1999 with increasing responsibilities in the United States and Europe during that time.

David Love is currently serving as our Executive Vice President and President of our Asia, Middle East and Africa region, a position he has held since September 2016. Mr. Love assumed his current role after having served as Executive Vice President and Chief Supply Chain Officer since 2004. In 2015, Mr. Love also served as Chief Transformation Officer, leading our centrally-led cost-savings and global productivity initiative. Previously, Mr. Love was Vice President of our U.S. Supply Chain organization from 2001 to 2004 and Senior Director of Product Services for the U.S. Levi’s brand from 1999 to 2001. From 1981, when he joined us, to 2001, Mr. Love held various managerial positions.

Elizabeth O’Neill currently serves as our Executive Vice President and President of Product, Innovation and Supply Chain, a position she has held since 2018. Ms. O’Neill joined us in September 2013 as Senior Vice President, Product Development & Sourcing, overseeing sourcing strategy and production of over 150 million units annually, produced in 20 countries with over 150 suppliers and vendors worldwide. Prior to joining us, Ms. O’Neill was at Gap, Inc., in leadership roles in both Gap Brand and Old Navy, overseeing sourcing and production management for Gap’s global brands, from 2001 to 2013. Ms. O’Neill previously spent several years at The Disney Store in Los Angeles and Abercrombie and Fitch in Ohio, holding positions in both merchandising and product management. Ms. O’Neill also serves on the board of directors of the Levi Strauss Foundation.

Marc Rosen is currently serving as our Executive Vice President and President of Direct-to-Consumer, a position he has held since September 2018. He is responsible for leading our global retail stores and eCommerce business to drive new growth, consumer loyalty and sustainable profitability. Prior to this, he served as our Executive Vice President and President of Global eCommerce from May 2014 to August 2018. Mr. Rosen brings more than 20 years of retail and eCommerce leadership to the role, most recently as Senior Vice President of Global eCommerce at Wal-Mart Stores, Inc., a role he held from January 2011 to April 2014. He was responsible for designing, building, operating and expanding Wal-Mart’s eCommerce platforms globally. From January 2006 to December 2010, Mr. Rosen was Senior Vice President of Information Systems, with responsibility for Wal-Mart’s global merchandising, supply chain and store systems. He also held senior leadership positions for Wal-Mart’s international business unit and Ernst & Young LLP. He currently serves on the board of directors of Inspire Brands, Inc. Mr. Rosen also serves on the board of directors of the Levi Strauss Foundation.

Harmit Singh is currently serving as our Executive Vice President and Chief Financial Officer, a position he has held since January 2013. He is responsible for managing our finance, information technology, strategic sourcing and global business services functions globally. Previously, Mr. Singh was Executive Vice President and Chief Financial Officer of Hyatt Hotels Corporation from August 2008 to December 2012. Prior to that, he spent 14 years at Yum! Brands, Inc. in a variety of global leadership roles including Senior Vice President and Chief Financial Officer of Yum Restaurants International from 2005 to 2008. Before joining Yum!, Mr. Singh worked in various financial capacities for American Express India & Area Countries. Mr. Singh served on the board of directors and was also the audit committee chair of Avendra, LLC through August 2012. Mr. Singh served as a member of the board of directors and the audit chair of Buffalo Wild Wings Inc., the owner, operator and franchisor of Buffalo Wild Wings restaurants, from October 2016 to February 2018 when the company was sold. In September 2018, Mr. Singh joined the board of directors and the audit committee of OpenText Corporation.

Family Relationships

Mr. Friedman, Mr. Haas Jr. and Mr. Prime are each, either directly or by marriage, descendants of the family of our founder, Levi Strauss.

Board Composition and Risk Management Practices

Board Composition

Our board of directors currently has eleven members. Our board of directors is divided into three classes with directors elected for overlapping three-year terms:

•	The term for directors in Class I (Ms. Beraud, Mr. Fleischer, Mr. McCormick and Mr. Neal) will end at our annual stockholders’ meeting in 2020;

•

The term for directors in Class II (Mr. Friedman, Mr. Haas Jr. (the vacancy created by Mr. Haas Jr.’s retirement from our board of directors, which is expected to occur in September 2019, will be filled by Mr. Prime) and Ms. Ming) will end at our annual stockholders’ meeting in 2021; and

•	The term for directors in Class III (Mr. Alstead, Mr. Bergh, Mr. Eckert and Ms. Pineda) will end at our annual stockholders’ meeting in 2019.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board of directors is currently eleven members, and may be changed only by a vote of a majority of the board of directors. We expect that additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Board Leadership

Our CEO and the Chairman of our board of directors are currently separate individuals. In connection with this offering, we expect to amend our corporate governance guidelines to provide that these positions be held by separate individuals.

Board Selection Criteria

According to the our board of directors’ written membership policy, our board of directors seeks members who are committed to the values of our company and are, by reason of their character, judgment, knowledge and experience, capable of contributing to the effective governance of our company. Additionally, our board of directors is committed to maintaining a diverse and engaged board of directors composed of both stockholders and non-stockholders. Our amended corporate governance guidelines will provide that all directors are subject to a mandatory retirement age of 72, unless waived by our board of directors in its discretion. Upon any vacancy on our board of directors, it seeks to fill that vacancy with any specific skills, experiences or attributes that will enhance the overall perspective or functioning of our board of directors.

Board’s Role in Risk Management

Management is responsible for the day-to-day management of the risks facing our company, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. Management engages our board of directors in discussions concerning risk periodically and as needed, and addresses the topic as part of the annual planning discussions where our board of directors and management review key risks to our plans and strategies and the mitigation plans for those risks. In addition, the audit committee has the responsibility to review our major financial risk exposures and the steps management has taken to monitor and control such exposures, along with management, the senior auditing executive and the independent registered public accounting firm.

Director Independence

Our board of directors reviews and takes into consideration the director independence criteria required by the NYSE in determining the independence of our directors on an annual basis. In addition, the charters of the committees of our board of directors prohibit members from having any relationship that would interfere with the exercise of their independence from management and our company. The fact that a director may own our capital stock is not, by itself, considered an “interference” with independence under these charters. Family stockholders or other family member directors are not eligible for membership on the audit committee. Except for Mr. Bergh, who serves as our President and CEO, all members of our board of directors are independent under the independence criteria required by the NYSE. Our board of directors does not have a lead director.

Board Committees

Our board of directors has established four standing committees: an audit committee, a finance committee, a compensation committee, and a nominating, governance and corporate citizenship committee, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

The audit committee consists of five directors: Mr. Alstead (Chair), Ms. Beraud, Mr. Fleischer, Mr. McCormick and Ms. Ming. Our board of directors has determined that each member of the audit committee satisfies the independence requirements for audit committee members under the listing standards of the NYSE and Rule 10A-3 of the Exchange Act and meets the financial literacy requirements under the rules and regulations of the NYSE and the SEC. Mr. Alstead has been determined to be an audit committee “financial expert” as defined under SEC rules.

The audit committee provides assistance to our board of directors in its oversight of the integrity of our financial statements, financial reporting processes, internal controls systems and compliance with legal requirements. The audit committee meets with our management regularly to discuss our critical accounting policies, internal controls and financial reporting process and our financial reports to the public. The audit committee also meets with our independent registered public accounting firm and with our financial personnel and internal auditors regarding these matters. The audit committee also examines the independence and performance of our internal auditors and our independent registered public accounting firm. The audit committee has sole and direct authority to engage, appoint, evaluate and replace our independent auditor. Both our independent registered public accounting firm and our internal auditors regularly meet privately with, and have unrestricted access to, the audit committee.

The audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Finance Committee

The finance committee consists of three directors: Mr. Fleischer (Chair), Ms. Beraud and Mr. McCormick. The finance committee provides assistance to our board of directors in its oversight of our financial condition and management, financing strategies and execution and relationships with stockholders, creditors and other members of the financial community. The finance committee operates under a written charter, which will be posted on our website upon the completion of this offering.

Compensation Committee

Formerly the human resources committee, this committee is being renamed the compensation committee in connection with this offering. The compensation committee consists of four directors: Mr. Eckert (Chair), Mr. Alstead, Mr. Haas Jr. and Ms. Pineda. Our board of directors has determined that each member of the compensation committee is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The composition of the compensation committee meets the requirements for independence under the current listing standards of the NYSE and current SEC rules and regulations.

The compensation committee provides assistance to the board of directors in its oversight of our compensation, benefits and human resources programs and of senior management performance, composition and compensation. The compensation committee reviews our compensation objectives and performance against those objectives, reviews market conditions and practices and our strategy and processes for making compensation decisions and approves (or, in the case of our CEO, recommends to our board of directors) the annual and long-term compensation for our executive officers, including our long term incentive compensation plans. The compensation committee also reviews our succession planning, diversity and benefit plans.

The compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Nominating, Governance and Corporate Citizenship Committee

The nominating, governance and corporate citizenship committee consists of five directors: Mr. Neal (Chair), Mr. Eckert, Mr. Friedman, Mr. Haas Jr. and Ms. Pineda. The composition of the nominating, governance and corporate citizenship committee meets the requirements for independence under the current listing standards of the NYSE and current SEC rules and regulations.

The nominating, governance and corporate citizenship committee is responsible for identifying qualified candidates for, and making recommendations regarding the size and composition of, our board of directors. In addition, the nominating, governance and corporate citizenship committee is responsible for overseeing our corporate governance matters, reporting and making recommendations to our board of directors concerning corporate governance matters, reviewing the performance of the Chairman of our board of directors and our CEO and determining director compensation. The nominating, governance and corporate citizenship committee also assists our board of directors with oversight and review of corporate citizenship and sustainability matters which may have a significant impact on us.

The nominating, governance and corporate citizenship committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NYSE. This charter will be posted on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of the compensation committee is, nor has ever been, an officer or employee of our company.

Worldwide Code of Business Conduct

We have adopted a Worldwide Code of Business Conduct, applicable to all of our directors and employees (including our CEO, chief financial officer, controller and other senior financial advisors). The Worldwide Code of Business Conduct covers a number of topics, including: accounting practices and financial communications; conflicts of interest; confidentiality; corporate opportunities; insider trading; and compliance with laws. The Worldwide Code of Business Conduct is available on our website at www.levistrauss.com. If we grant a waiver of the Worldwide Code of Business Conduct to one of our officers, we will disclose this waiver on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference into this prospectus the information on or accessible through our website.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis describes our compensation program, the compensation decisions we made thereunder and the reasoning underlying those decisions. This compensation discussion and analysis focuses on the compensation of our named executive officers, who in fiscal year 2018 were:

•	Charles V. Bergh, our President and Chief Executive Officer;

•	Harmit Singh, our Executive Vice President and Chief Financial Officer;

•	Roy Bagattini, our Executive Vice President and President, Americas;

•	Seth Ellison, our Executive Vice President and President, Europe; and

•	David Love, our Executive Vice President and President, Asia, Middle East and Africa.

Our compensation policies and programs are designed to support the achievement of our strategic business plans by motivating, retaining and attracting exceptional talent. Our ability to compete effectively in the marketplace depends on the knowledge, capabilities and integrity of our leaders. Our compensation programs help create a high-performance, outcome-driven and principled culture by holding leaders accountable for delivering results, developing our employees and exemplifying our core values. In addition, we believe our compensation policies and programs for leaders and employees are appropriately balanced, reinforcing short-term and long-term results, and as such would not drive behavior that would have an adverse effect on our business.

The compensation committee is responsible for overseeing our executive compensation practices. Each year, the compensation committee conducts a review of our compensation and benefits programs to assess whether the programs are aligned with our business strategies, the competitive practices of our peer companies and our stockholders’ interests.

Compensation Philosophy and Objectives

Our executive compensation philosophy, which applies to all members of our executive leadership team, focuses on the following key goals:

•	Motivate, retain, and attract high performing talent in an extremely competitive marketplace.

•

Our ability to achieve our strategic business plans and compete effectively in the marketplace is based on our ability to motivate, retain, and attract exceptional leadership talent in a highly competitive talent market.

•	Deliver competitive compensation for achievement of annual and long-term results.

•

We provide competitive total compensation opportunities that are intended to motivate, retain, and attract a highly capable and results-driven executive team, with the majority of compensation based on the achievements of long-term performance results.

•	Align the interests of our executives with those of our stockholders.

•

Our programs offer compensation incentives that are intended to motivate executives to enhance total stockholder return. These programs align certain elements of compensation with our achievement of corporate growth objectives (including defined financial targets and increases in stockholder value) as well as individual performance.

Policies and Practices for Establishing Compensation Packages

Elements of Compensation

The compensation committee establishes the elements of compensation for our executives after an extensive review of market data on the executives from the peer group described below. The compensation committee reviews each element of compensation independently and in the aggregate to determine the right mix of elements, and associated amounts, for each executive that it believes best helps us further our goals of motivating and retaining our executives, achieving our strategic business plans and enhancing total stockholder return.

A consistent approach is used across the executive leadership team when establishing each compensation element. However, the compensation committee (and, with respect to our CEO, our board of directors) maintains flexibility to exercise its independent judgment in how it applies the standard approach to each executive, taking into account unique considerations existing at an executive’s time of hire, promotion or annual performance review, and the current and future estimated value of previously granted long-term incentive awards, both performance and time-vested.

Competitive Peer Group

In determining the design and the amount of each element of compensation, the compensation committee, with the assistance of its compensation consultant, conducts a thorough annual review of competitive market information. The compensation committee reviews data from major published surveys and proxy information of peer companies in the consumer products, apparel and retail industry segments. The peer group comprises companies with median revenue and other industry related characteristics (such as apparel, retail and select consumer products companies with premium branded products) that are comparable to us and that we compete with for executive talent. The peer group used in establishing our executives’ fiscal year 2018 compensation packages is presented below.

Company Name
Abercrombie & Fitch Co.*	Hanesbrands Inc.*
American Eagle Outfitters, Inc. *	J. C. Penney Company, Inc.
Ascena Retail Group, Inc.*	L Brands, Inc.*
Burberry Group Plc	Lululemon Athletica, Inc.*
Carter’s, Inc.*	Mattel, Inc.
The Clorox Company	NIKE, Inc.*
Coach, Inc.*	Nordstrom, Inc.
Columbia Sportswear Company *	PVH Corp.*
Dillard’s, Inc.	Ralph Lauren Corporation*
Foot Locker, Inc.	Under Armour, Inc.*
G-III Apparel Group, Inc.*	VF Corporation*
The Gap, Inc.*	Williams-Sonoma, Inc.
Guess? Inc.*	Wolverine World Wide, Inc.*

In addition to the companies noted with an asterisk (*) in the table above, the following companies are part of an expanded peer group for purposes of measuring total stockholder return for the performance-based RSUs, or PRSUs, granted in fiscal year 2018 that are further described below under “—Elements of Compensation—Long-Term Incentives—Performance-Based RSUs.” The compensation committee determined that these companies are most appropriate for determining relative total stockholder return because they represent an array of competitors with global operations.

Company Name
Adidas AG	Kate Spade & Company
Esprit Holdings Limited	Michael Kors
Express Inc.	New York & Co.
Fast Retailing	Oxford Industries Inc.
Fossil Group Inc.	Perry Ellis, International Inc.
Hennes & Mauritz	Quiksilver Inc.
Hugo Boss AG	The Buckle, Inc.
Inditex	Urban Outfitters Inc.

Establishing Compensation for Executives Other Than the CEO

While the compensation committee uses peer group market data percentiles as reference points in setting executive compensation, it does not target specific benchmark percentiles for any element of compensation or total direct compensation for the executive officers. Instead, the compensation committee uses a number of factors in determining compensation for our executives in a manner that it believes best helps us further our goals of motivating and retaining our executives, achieving our strategic business plans, and enhancing total stockholder return. The factors considered in establishing compensation for our executives include, among others, our performance, the individual’s performance in the prior year, the scope of each individual’s responsibilities, internal and external pay equity, the guidelines used for setting annual cash, long-term and total compensation for the executives, succession planning strategies, and data regarding pay practices and trends.

The CEO conducts an annual performance review of each executive and makes recommendations to the compensation committee about the structure of the executive compensation program and individual arrangements. The compensation committee carefully considers the CEO’s recommendation and also consults with its compensation consultant, Exequity, an independent board advisory firm, which informs the compensation committee of market trends and conditions, comments on market data relative to each executive’s current compensation, and provides perspective on other company executive compensation practices.

Establishing the CEO Compensation Package

Annually, the nominating, governance and corporate citizenship committee assesses the CEO’s performance and submits its performance assessment to the compensation committee. The compensation committee then reviews the performance assessment and peer group compensation data. The compensation committee also consults with its compensation consultant, Exequity, which informs the compensation committee of market trends and conditions, comments on market data relative to the CEO’s current compensation, and provides perspective on other companies’ CEO compensation practices. Based on all of these inputs, our performance, and the guidelines used for setting annual cash, long-term and total compensation for the other executives, the compensation committee prepares a recommendation to our full board of directors on all aspects of the CEO’s compensation. Our full board of directors then considers the compensation committee’s recommendation and approves the final compensation package for the CEO.

Role of the Compensation Consultant in Compensation Decisions

The compensation committee has engaged Exequity to provide it with periodic advice on the compensation program structure and individual compensation arrangements for all executives. The consultant was selected by the compensation committee in its sole discretion and does not provide any other services to us. The consultant attends meetings of the compensation committee from time to time, presents an annual briefing on general and retail-industry compensation trends and developments, and is available to the compensation committee outside of meetings as necessary. The consultant reports directly to the compensation committee, although it meets with management from time to time to obtain information necessary to advise the compensation committee.

In addition, the compensation committee periodically reviews its relationship with its independent compensation consultant. The compensation committee believes that the consultant is able to provide it with independent advice.

Elements of Compensation

The primary elements of compensation for our executives including our named executive officers are:

•	base salary;

•	awards under our annual incentive plan, or AIP; and

•	long-term incentive awards.

Base Salary

The objective of base salary is to reward each executive for his or her current contributions to us, reflect the scope of the executive’s role and responsibilities and compensate each executive for his or her expected day-to-day performance, as well as provide fixed compensation that generally reflects what the market pays to individuals in similar roles with comparable experience. The compensation committee, and for the CEO, our board of directors, retains the authority to exercise its independent judgment in establishing the base salary levels for each executive. The compensation committee reviews base salaries for executives on an annual basis in the first fiscal quarter considering the factors described above under “—Compensation Discussion and Analysis—Policies and Practices in Establishing Compensation Packages—Establishing Compensation for Executives Other Than the CEO,” and as needed in connection with promotions or other changes in responsibilities.

In its review of the base salary for each executive, the compensation committee primarily focuses on market data for individuals in similar roles with comparable experience to ensure that the fixed component of compensation is competitive in the marketplace, but the committee does not benchmark to a specific percentile within that data. The compensation committee also takes into account the relative compensation within the executive group when setting base salaries. For fiscal year 2018, the compensation committee approved for the executive team an increase of approximately the average percentage salary increase budgeted for all U.S. employees. Mr. Ellison received an additional base salary adjustment to recognize continued strong financial performance for the Europe region and to position him appropriately relative to other region executives employed by us.

The table below summarizes base salaries during fiscal years 2018 and 2017 and changes that occurred during the year for our named executive officers.

Name	Base Salary as of November 25, 2018(1)	Base Salary as of November 26, 2017
Charles V. Bergh	$1,435,000	$1,390,000
Harmit Singh	800,000	773,000
Roy Bagattini	800,000	773,000
Seth Ellison	768,000	686,000
David Love	720,000	700,000

(1)

The base salary for each of Mr. Bergh, Mr. Singh, Mr. Bagattini, Mr. Ellison and Mr. Love were increased in February 2018 as part of the annual performance review by approximately the percentage increase generally applicable for all U.S. employees. The base salary increase for Mr. Ellison was to recognize continued strong financial performance and to position him appropriately relative to the other executives of the company.

Annual Incentive Plan

Our AIP provides our executives and other eligible employees an opportunity to share in any success that they help create by aligning annual incentive compensation with annual performance. Our AIP encourages the achievement of our internal annual business goals and rewards attainment of those goals based on company, operating segment and individual performance as measured against those annual objectives. The alignment of our AIP with our internal annual business goals is intended to motivate all participants to achieve and exceed our annual performance objectives. Actual AIP bonus payments were based on the following two components:

Financial Performance

In the case of Mr. Bergh and Mr. Singh, 75% of their total AIP opportunity was based on the financial performance of our company as a whole. For Mr. Bagattini, Mr. Ellison and Mr. Love, a combination of company (weighted 25%) and their respective operating segment performance (weighted 50%) was used to calculate their actual financial performance achievement. Company performance is based 50% on total company earnings before interest and taxes, or Adjusted EBIT, excluding charitable contribution expense, 15% on inventory turns and 35% on net revenues. Operating segment financial performance is based 50% on segment operating income, as determined under GAAP, 15% on inventory turns and 35% on net revenues. Performance measures are described in more detail below under “—Elements of Compensation—Annual Incentive Plan—Performance Measures.”

Individual Performance

25% of each executive’s total opportunity was based on individual objectives, to recognize achievement of other organizational goals.

Financial performance above minimum thresholds is required before any bonus payout is made to executives. The table below describes the target AIP participation rate and potential AIP payout range for each named executive officer. Mr. Bergh’s AIP target percentage of base salary was higher to ensure competitiveness and to recognize the impact of his role on company performance relative to the other executives.

Name	2018 Target AIP Participation Rate as a Percentage of Base Salary	Potential AIP Payout Range as a Percentage of Base Salary
Charles V. Bergh	160%	0-320%
Harmit Singh	100%	0-200%
Roy Bagattini	80%	0-160%
Seth Ellison	80%	0-160%
David Love	80%	0-160%

Performance Measures

Our priorities for fiscal year 2018 were to drive business growth and create stockholder value. Our fiscal year 2018 AIP funding goals were aligned with these key priorities through the use of three performance measures:

•

Adjusted EBIT, excluding charitable contribution expense, and regional operating income. For purposes of our performance measures, Adjusted EBIT, a non-GAAP financial measure, is determined by excluding from operating income, as determined under GAAP, the following: restructuring expense, net curtailment gains and losses from our postretirement medical plan in the United States and pension plans worldwide, and certain management-defined unusual or non-recurring items;

•	Net Revenues, a GAAP financial measure defined as gross product sales minus returns, discounts and allowances, plus licensing revenue.

•	Inventory Turns, a non-GAAP measure defined as the average inventory balance for the year divided by the average cost of goods sold per day.

We used these measures because we believe they are key drivers in increasing stockholder value and because every AIP participant can impact them in some way. Adjusted EBIT is used as an indicator of our earnings performance, Net Revenues are used as an indicator of our growth and Inventory Turns, which replaced Day Sales in Inventory for fiscal 2018, measures how quickly we can convert inventory to sales on a timely basis. These measures may change from time to time based on business priorities. Inventory Turns, a more commonly used inventory metric among our peer companies, was introduced in 2018 to continue the focus of program participants on inventory management. The compensation committee approves the minimum, target and maximum goals for each measure each year. The reward for meeting the AIP goals is set by the compensation committee. If target goal levels are not met but financial performance reaches minimum thresholds, participants may receive partial payouts to recognize their efforts that contributed to company and/or business unit performance.

The table below shows the fiscal year 2018 total company performance goals at target for each of our three performance measures and the actual fiscal year 2018 payout percentage. Adjusted EBIT, excluding charitable contribution expense, Net Revenues and Inventory Turns goals for each operating segment were set using the same methodology as our goals.

	Adjusted EBIT Goal	Inventory Turns	Net Revenues Goal	Actual Percentage Achieved After Adjustments(1)
	(dollars in millions)
Total company	$539.0	2.97	$5,270.0	154%

(1)

The actual percentage achieved results are weighted 50% for Adjusted EBIT, excluding charitable contribution expense, 15% for Inventory Turns and 35% for Net Revenues, respectively. Actual results also exclude the impact of foreign currency exchange rate fluctuations on our business results. See “—Elements of Compensation—Annual Incentive Plan—Actual AIP Awards” below for details of the calculation.

At the close of the fiscal year, the compensation committee reviews and approves the final AIP payout results based on the level of attainment of the designated financial measures at the business unit and total company levels. The compensation committee’s review includes an analysis of the fundamentals of the underlying business performance and adjustments for items that are not indicative of ongoing results. Such adjustments may include external factors or internal business decisions that may have impacted financial results during the year. For example, Adjusted EBIT, excluding charitable contribution expense, operating segment operating income and Net Revenues are expressed in constant currencies (i.e., excluding the effects of foreign currency), since we believe period-to-period changes in foreign exchange rates can cause our reported results to appear more or less favorable than business fundamentals indicate.

Individual Performance Measures

Executives were eligible to receive bonuses based on individual performance. For executives other than the CEO, individual performance and resulting individual performance payout percentage are based on the CEO’s assessment of the executive’s performance against his or her annual objectives and performance relative to his or her internal peers. The CEO’s individual performance is based on the compensation committee’s assessment of Mr. Bergh’s performance against his annual objectives, including the nominating, governance and corporate citizenship committee’s assessment of the CEO’s performance against annual objectives, and the compensation committee’s assessment of his leadership in fiscal year 2018. Based on all of these inputs, the compensation committee prepares a recommendation to our full board of directors on the CEO’s individual performance. Our full board of directors then considers the compensation committee’s recommendation and approves the final individual performance payout percentage for the CEO. Individual annual objectives comprise priority areas identified for fiscal year 2018. These objectives are not stated in quantitative terms, and a particular weighting is not assigned to any one of these individual goals. The objectives are not established in terms of how difficult or easy they are to attain; rather, they are used in assessing the overall quality of the individual’s achievement of each objective. For fiscal year 2018, these objectives focused on four key strategies: (1) drive the profitable core, (2) expand for more, (3) strengthen position as a leading omni-channel retailer and (4) enhance operational excellence. For more information on these strategies, see “Business—Our Business Strategies.”

Actual AIP Awards

For fiscal year 2018, financial performance applicable to each named executive officer’s AIP payouts generally exceeded expectations, and AIP payouts reflect the assessment of individual performance outcomes. The individual performance percentage assigned to each named executive officer below represents the assessment of the CEO, except for Mr. Bergh who is assessed by the compensation committee of performance against the objectives described above under “—Elements of Compensation—Annual Incentive Plan—Individual Performance Measures.” The table below shows the inputs used for the calculation of the actual bonus for fiscal year 2018 for each eligible named executive officer.

Name	Base Salary	AIP Target	Actual Percentage Achieved: Total Company	Actual Percentage Achieved: Operating Segment	Actual Percentage Achieved: Individual Performance	Actual Bonus(1)
Charles V. Bergh	$1,435,000	160%	154%	N/A	175%	$3,656,380
Harmit Singh	800,000	100	154	N/A	175	1,274,000
Roy Bagattini	800,000	80	154	145%	150	950,400
Seth Ellison	768,000	80	154	185	200	1,112,064
David Love	720,000	80	154	129	110	751,680

(1)

Except for Mr. Bergh and Mr. Singh, for whom total company performance is weighted 75%, total company performance is weighted 25% and operating segment performance is weighted 50%. For all executives, Individual Performance is weighted 25%.

Long-Term Incentives

The compensation committee believes a large part of an executive’s compensation should be linked to long-term stockholder value creation as an incentive for sustained, profitable growth. Therefore, long-term incentive awards for our executives are in the form of equity awards, both performance and time-vested, and provide reward opportunities competitive with those offered by companies in the peer group for similar jobs. Consistent with the other elements of compensation, the compensation committee does not target specific benchmark percentiles for long-term incentive awards for our executives and uses a number of factors in establishing the long-term incentive award levels for each individual, including a review of each individual’s accumulated vested and unvested awards, the current and potential realizable value over time using stock appreciation assumptions, vesting schedules, comparison of individual awards between executives and in relation to other compensation elements, market data, stockholder dilution and accounting expense. Should we deliver against our long-term goals, the long-term equity incentive awards become a significant portion of the total compensation of each executive. For more information on the fiscal year 2018 long-term equity grants, see “2018 Grants of Plan-Based Awards.” Stock-based awards are granted under our 2016 EIP, which enables the compensation committee to select from a variety of stock awards, including stock options, restricted stock, RSUs and SARs.

The grant date fair value of long-term incentive awards granted to executives in 2018 was delivered as 25% SARs, 25% RSUs, and 50% PRSUs. The compensation committee chose this mix of equity-based awards to align the interests of executives to our stockholders. The terms of the grants made to our executives to date provide for stock settlement only. When awards are settled in stock, the shares issued are subject to the terms of the company’s Stockholders’ Agreement, including restrictions on transfer. After the participant has held shares issued under the 2016 EIP for six months, he or she may require the company to repurchase, or the company may require the participant to sell to the company, such shares of common stock. The value of shares repurchased or sold back to the company will be established by the board of directors based on factors including the most recent valuation conducted by a third-party valuation firm. The company’s obligations to repurchase shares under the 2016 EIP are subject to certain restrictive covenants in our various debt agreements. See “Description of Certain Indebtedness” and the notes to our audited consolidated financial statements included elsewhere in this prospectus for more details.

Stock Appreciation Rights

SARs are typically granted annually (or, in the case of new executives, at the compensation committee meeting generally held in February or July following the date they join us or first become an executive) with four-year vesting periods and exercise periods of up to seven years. See “Outstanding Equity Awards at 2018 Fiscal Year-End” for details concerning the Service SARs vesting schedule, including any individual variations from the typical four-year vesting period). SARs provide value to the executive only if the price of our stock increases. During fiscal year 2018, SARs accounted for 25% of each executive’s total 2018 annual long-term incentive grant value.

Restricted Stock Units

RSUs are typically granted annually (or, in the case of new executives, at the compensation committee meeting generally held in February or July following the date they join the company or first become an executive) with a four-year vesting period. See “Outstanding Equity Awards at 2018 Fiscal Year-End” for details concerning the RSUs’ vesting schedule, including any individual variations from the typical four-year vesting period). During fiscal year 2018, RSUs accounted for 25% of each executive’s total 2018 annual long-term incentive grant value.

Performance-Based RSUs

PRSUs replaced performance-based SARs in fiscal year 2017 to better align with the grant practices of our peer group. PRSUs are typically granted annually (or, in the cash of new executives, at the compensation committee meeting generally held in February or July following the date they join the company or first become an executive) with a three-year vesting period. See “Outstanding Equity Awards at 2018 Fiscal Year-End” for details concerning the PRSUs’ vesting schedule. Like performance-based SARs, PRSUs continue to drive greater accountability for the achievement of our strategic plan and create long-term value for stockholders. During fiscal year 2018, PRSUs accounted for 50% of each executive’s total 2018 annual long-term incentive grant value. The key features of the 2018 PRSUs are described below:

•

PRSUs give the executive the right (subject to the compensation committee’s discretion to reduce but not increase awards beyond the maximum opportunity) to vest in a number of RSUs based on achievement against performance goals over a three-year performance period. Actual shares that will vest, if any, will vary based on achievement of the performance goals at the end of the three years. The three-year performance period was designed to discourage short-term risk taking and reinforce the link between the interests of our stockholders and our executives over the long-term.

•

50% of the number of actual PRSUs that vest at the end of three years is based on the following two internal performance metrics over the three-year performance period covering fiscal years 2018 through 2020: (1) our average margin of net earnings adjusted for certain items such as interest and taxes; and (2) the target CAGR in our net revenues. The potential payout range as a percentage of this portion of the target award is 0% to 200%.

•

The remaining 50% of the number of actual PRSUs that vest is based on our total stockholder return over the three-year period covering fiscal years 2018 through 2020 relative to the expanded peer group approved by the compensation committee in January 2018 as listed above under “—Compensation Discussion and Analysis—Policies and Practices for Establishing Compensation Packages—Competitive Peer Group.” Using interpolation, total stockholder return performance in the top, middle and bottom third of the peer group yields a payout of 125% to 200%, 50% to 125% and 0%, respectively.

•	If earned at target, 100% of the PRSUs vest at the end of the three-year performance period.

Our board of directors has the discretion under our 2016 EIP to make adjustments in the method of calculating the attainment of performance goals for a performance period.

2016 Performance-Based SARs

We granted performance-based SARs during fiscal year 2016 that were based on the same performance metrics described above for PRSUs but covered the period from the beginning of fiscal year 2016 through the end of fiscal year 2018 (1) 50% of the SARs vest based on our average margin of net earnings over the three-year period (adjusted for certain items such as interest and taxes), and the target CAGR in our net revenues over the three-year period, equally weighted; and (2) 50% based on our total stockholder return over the three-year period. The potential vesting range as a percentage of the target award was 0% to 150%.

The table below summarizes the goals at target for each of the two performance measures and our actual adjusted achievement. The actual percentage achieved was 100.0% for the 50% based on the internal performance metrics and 150.0% for the 50% based on relative total stockholder return, for a weighted attainment of 125.0%.

	Average Margin of Net Earnings Goal	CAGR of Net Revenues Goal	Actual Percentage Achieved After Adjustment
Total company	11.0%	2.9%	125.0%

Based on the 125.0% achievement level as set forth in the table above, the fiscal year 2016 performance-based SARs (for which the three year performance cycle has been completed) vested as follows:

Name	Target Performance- Based SARs	Actual Percentage Achieved After Adjustment	Vested Performance- Based SARs
Charles V. Bergh	1,645,950	125.0%	2,057,430
Harmit Singh	355,050	125.0%	443,810
Roy Bagattini	619,730	125.0%	774,650
Seth Ellison	183,870	125.0%	229,830
David Love	164,840	125.0%	206,050

Long-Term Incentive Grant Practices

We do not have any program, plan, or practice to time equity grants to take advantage of the release of material, non-public information. Our common stock has not been listed on any stock exchange since 1985. Accordingly, the price of a share of our common stock for all purposes, including setting the exercise price of SARs, is established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm. The valuation process is typically conducted three times a year, with interim valuations occurring from time to time based on stockholder and company needs. See the notes to our audited consolidated financial statements included elsewhere in this prospectus for more information about the valuation process.

Benefits and Perquisites

Executives generally are eligible for the same health and welfare insurance plans offered to all employees such as medical, dental, supplemental life, long-term disability and business travel insurance. In addition, although not a significant part of total compensation, we provide limited perquisites to executives. The primary perquisite provided to the executives is a flexible allowance to cover expenses such as auto-related expenses, financial and tax planning, legal assistance and excess medical costs. We also require and pay for an annual medical exam for our executives and other members of our executive leadership team. Like many of the companies in the peer group, we also offer a non-qualified supplement to the 401(k) plan, which is not subject to the Internal Revenue Service limitations, through our Deferred Compensation Plan for Executives and Outside Directors, or Deferred Compensation Plan, which is a U.S. non-qualified, unfunded tax deferred savings plan provided to senior level executives, including our named executive officers, and the outside directors.

Mr. Ellison, who is based in Belgium, and Mr. Love, who is based in Singapore, in connection with their roles as Executive Vice President & President of our Europe region and Executive Vice President & President of our Asia, Middle East and Africa region, respectively, are provided certain benefits under our global assignment program, including a housing allowance to cover the cost of rent and utilities.

See “—Summary Compensation Table” for more detail.

Tax and Accounting Considerations

We have structured our compensation program in a manner intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. Because our common stock has not been registered on any exchange since 1985, we were not subject to Section 162(m) of the Code in fiscal year 2018.

Severance and Change in Control Benefits

The terms of Mr. Bergh’s severance and change in control benefits were determined during the negotiation of his employment agreement in 2011 at the time he was hired. As part of this negotiation, the compensation committee determined that the benefits and structure of these benefits were within normal competitive practice, reasonable and appropriate for the circumstances, and necessary to attract Mr. Bergh to us. Enhanced termination benefits in the case of a change in control of our company were included in his employment agreement for the same reasons and to help ensure retention of Mr. Bergh in the case of a potential or actual change in control.

In October 2016, our board of directors approved new severance benefits, effective March 1, 2017, or our Severance Plan, for the executive leadership team, including our named executive officers. Our Severance Plan supersedes all of our prior policies and practices that provided for severance, separation pay and separation benefits for covered executives except with respect to benefits under Mr. Bergh’s employment agreement that apply to his equity awards.

Our Severance Plan is meant to provide a reasonable and competitive level of financial transitional support to executives who are terminated involuntarily without cause or voluntarily resign for good reason. Severance benefits are not payable upon a change in control if the executive is still employed by or offered a comparable position with the surviving entity.

While compensation decisions affect potential payouts under these severance arrangements, these arrangements generally did not affect such decisions as these severance provisions are conditional and may never come into effect.

More information about the severance benefits payable to our named executive officers under our Severance Plan is set forth under “Potential Payments Upon Termination, Change In Control or Corporate Transaction.”

In the event of a Corporate Transaction, as defined in our 2016 EIP, in which the surviving corporation assumes or continues the outstanding long-term incentive program or substitutes similar awards for outstanding awards, such awards will continue to vest in accordance with their terms and any applicable employment agreement or severance plan. In the event of Corporate Transaction in which the surviving corporation does not assume or continue the outstanding long-term incentive program or substitute similar awards for such outstanding awards, the vesting schedule of all awards held by executives that are still employed upon the Corporate Transaction will be accelerated in full as of a date prior to the effective date of the transaction as determined by our board of directors. This accelerated vesting structure in the event awards are not assumed or substituted by the surviving company is designed to encourage the executives to remain employed with us through the date of the Corporate Transaction and to ensure that the equity incentives awarded to the executives are not eliminated by the surviving company.

Summary Compensation Table

The following table provides compensation information for our fiscal year 2018 named executive officers. The table also shows compensation information for fiscal years 2017 and 2016 for those current named executive officers who also were named executive officers during either of those years.

Name and Principal Position	Year	Salary	Bonus(2)	Option Awards(3)	Stock Awards(4)	Non-Equity Incentive Plan Compensation(5)	Change in Pension Value and Non-qualified Deferred Compensation Earnings(6)	All Other Compensation(7)	Total
Charles V. Bergh,	2018	$1,426,346	$—	$1,681,246	$5,040,066	$3,656,380	$—	$391,045	$12,195,083
President and Chief Executive Officer	2017	1,382,769	—	1,624,985	4,993,851	2,741,080	—	340,653	11,083,338
	2016	1,343,077	—	6,872,672	—	2,400,000	—	341,996	10,957,745

Harmit Singh,	2018	$794,808	$—	$362,483	$1,086,695	$1,274,000	$—	$157,905	$3,675,891
Executive Vice President and Chief Financial Officer	2017	768,842	—	349,989	1,075,518	933,398	—	146,403	3,274,150
	2016	746,538	—	1,482,519	—	832,500	—	152,649	3,214,206

Roy Bagattini,	2018	$794,808	$—	$274,993	$824,329	$950,400	$—	$1,128,027	$3,972,557
Executive Vice President and President, Americas(1)	2017	768,842	—	237,498	729,876	684,878	—	1,269,116	3,690,210
	2016	690,433	1,000,000	2,615,134	—	504,000	—	1,451,783	6,261,350

Seth Ellison,	2018	$752,231	$—	$299,983	$899,344	$1,112,064	$—	$908,794	$3,972,416
Executive Vice President and President, Europe	2017	673,166	—	237,498	729,876	978,236	—	381,742	3,000,518
	2016	609,808	—	767,741	—	792,120	—	472,432	2,642,101

David Love,	2018	$716,154	$—	$249,977	$749,405	$751,680	$—	$571,286	$3,038,502
Executive Vice President and President, Asia, Middle East and Africa	2017	700,289	—	237,498	729,876	589,400	—	515,393	2,772,456

(1)

Prior to June 1, 2016, Mr. Bagattini was paid in Singapore Dollars. For presentation purposes of his compensation for 2016, the average exchange rates of the last month of fiscal year 2016 were used to convert Mr. Bagattini’s compensation paid in Singapore Dollars into U.S. Dollars.

(2)	Mr. Bagattini received a one-time relocation bonus of $1,000,000 in June 2016, which is reflected in the Bonus column for 2016.
(3)

These amounts reflect the aggregate grant date fair value for awards of SARs, including prior awards of performance-based SARs, granted to the recipient under our 2016 EIP, computed in accordance with Accounting Standards Codification 718 issued by the Financial Accounting Standards Board, or FASB ASC 718. These amounts reflect the grant date fair value, and do not represent the actual value that may be realized by the executives. For a description of the assumptions used to determine the compensation cost of our awards, see the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(4)

These amounts reflect the aggregate grant date fair value for RSU and PRSU awards. For fiscal years 2018 and 2017, this column also includes the grant date fair value of the target number of PRSUs that may be earned for the three-year performance period beginning with fiscal year 2017. If maximum performance conditions are achieved over the entire three-year period, the grant date fair values for PRSUs granted in fiscal year 2018 would be $5,040,066 for Mr. Bergh, $1,086,695 for Mr. Singh, $824,329 for Mr. Bagattini, $899,344 for Mr. Ellison and $749,405 for Mr. Love. For a description of the assumptions used to determine the compensation cost of our awards, see the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(5)	The amounts in this column reflect the cash incentive amounts earned by the executives under our AIP.
(6)

No above-market or preferential interest rate options are available under our deferred compensation programs. See “—Executive Retirement Plans—Non-Qualified Deferred Compensation” for additional information on deferred compensation earnings.

(7)

The amounts shown in the All Other Compensation column for fiscal year 2018 are detailed in the table below (see “—Compensation Discussion and Analysis” for more details on the items in the table below):

Name	Executive Perquisites(a)	Relocation(b)	401(k) Plan Match(c)	Deferred Compensation Match(d)	Tax Payments(e)	Charitable Match(f)	Total
Charles V. Bergh	$50,960	$—	$20,417	$297,140	$2,528	$20,000	$391,045
Harmit Singh	21,670	—	20,417	114,199	1,619	—	157,905
Roy Bagattini	19,898	—	19,821	91,155	997,153	—	1,128,027
Seth Ellison	15,000	123,265	18,875	115,910	635,744	—	908,794
David Love	80,433	307,549	20,417	80,694	81,293	900	571,286

(a)

For Mr. Bergh, this amount reflects a payment for home security services, parking, a health club membership subsidy, event tickets, an allowance intended to cover legal, financial and/or other incidental business related expenses, and a car allowance. For Mr. Singh, this amount includes parking, a health club membership subsidy and an annual allowance intended to cover legal, financial and/or other incidental business related expenses. For Mr. Bagattini, this amount includes parking, a health club membership subsidy, event tickets and an allowance intended to cover legal, financial and/or other incidental business related expenses. For Mr. Ellison, this amount is an annual allowance intended to cover legal, financial and/or other incidental business related expenses. For Mr. Love, this amount reflects an allowance intended to cover legal, financial and/or other incidental business related expenses, parking, and a car allowance of $60,000.

(b)	For Mr. Ellison and Mr. Love, these amounts reflect payments in connection with their international assignment.
(c)	These amounts reflect company matching contributions under our 401(k) Plan.
(d)	These amounts reflect company matching contributions under our Deferred Compensation Plan.
(e)

For Mr. Bergh and Mr. Singh, these amounts reflect tax reimbursements in connection with annual physicals under our Executive Medical Exam benefit. For Mr. Bagattini, this amount reflects tax reimbursements to equalize his income to the same tax levels had he remained in Singapore. For Mr. Ellison and Mr. Love, these amounts reflect tax reimbursements for the tax liability of allowances and benefits they received in connection with their international assignments.

(f)	These amounts reflect company matching under our Matching Gift Program, available to all employees.

2018 Grants of Plan-Based Awards

The following table provides information on all plan-based awards granted to each of our named executive officers during fiscal year 2018. The awards and the unvested portion of SARs identified below are also reported under “Outstanding Equity Awards at Fiscal Year-End.”

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options(4) (#)	Exercise or Base Price of Option Awards(5) ($)	Grant Date Fair Value of Stock and Option Award(6) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Charles V. Bergh	N/A		$2,296,000	$4,592,000
	1/30/2018				—	350,260	700,520				$3,435,350
	1/30/2018								643,170	$9.60	1,681,246
	1/30/2018							175,130			1,604,716
Harmit Singh	N/A		800,000	1,600,000
	1/30/2018				—	75,520	151,040				740,700
	1/30/2018								138,670	9.60	362,483
	1/30/2018							37,760			345,995
Roy Bagattini	N/A		640,000	1,280,000
	1/30/2018				—	57,290	114,580				561,900
	1/30/2018								105,200	9.60	274,993
	1/30/2018							28,640			262,429
Seth Ellison	N/A		614,400	1,228,800
	1/30/2018				—	62,500	125,000				613,000
	1/30/2018								114,760	9.60	299,983
	1/30/2018							31,250			286,344
David Love	N/A		576,000	1,152,000
	1/30/2018				—	52,080	104,160				510,801
	1/30/2018								95,630	9.60	249,977
	1/30/2018							26,040			238,604

(1)

The amounts shown in these columns reflect the estimated potential payment levels for the fiscal 2018 performance period under the AIP, further described under “—Compensation Discussion and Analysis.” The potential payouts were performance-based and, therefore, were completely at risk. The potential target and maximum payment amounts assume achievement of 100% and 200%, respectively, of the individual objectives of the AIP. Each executive received a bonus under the AIP, which is reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”

(2)

For each executive, the amounts shown in these columns reflect, in shares, the target and maximum amounts for PRSUs subject to a three-year performance period beginning in fiscal 2018 that is further described under “—Compensation Discussion and Analysis.” The potential awards are performance-based and, therefore, completely at risk.

(3)

Reflects service-based RSUs granted in 2018 under the 2016 EIP. Please see footnotes in the table entitled “Outstanding Equity Awards at 2018 Fiscal Year-End” for details concerning the RSUs’ vesting schedule.

(4)

Reflects service-based SARs granted in 2018 under the 2016 EIP. Please see footnotes in the table entitled “Outstanding Equity Awards at 2018 Fiscal Year-End” for details concerning the SARs’ vesting schedule.

(5)

The exercise price is based on the fair market value of our common stock as of the grant date established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm.

(6)

The value of a RSU, PRSU or SAR award is based on the fair value as of the grant date of such award determined in accordance with FASB ASC 718. Please refer to the notes to our audited consolidated financial statements included in this prospectus for the relevant assumptions used to determine the valuation of our awards. The grant date fair value of the Equity Incentive Plan Awards is based on the fair market value of our common stock as of the grant date established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm less future expected dividends during the vesting period, multiplied by the target number of shares that may be earned.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table shows all outstanding equity awards held by each of our named executive officers as of November 25, 2018. The vesting schedule for each grant is shown following this table.

	SAR Awards
Name	Number of Securities Underlying Unexercised SARs Exercisable	Number of Securities Underlying Unexercised SARs Unexercisable(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned SARs(2)	SAR Exercise Price(3)	SAR Expiration Date
Charles V. Bergh	1,439,390	—		—	$3.78	2/5/2020
	2,878,780	—		—	3.78	2/5/2020
	965,770	—		—	6.45	2/5/2021
	1,931,540	—		—	6.45	2/5/2021
	1,396,220	—		—	7.43	2/4/2022
	1,768,860	117,930	(a)	—	7.43	2/4/2022
	—	—		1,645,950	6.10	2/9/2023
	1,697,380	771,550	(b)	—	6.10	2/9/2023
	251,860	755,570	(d)	—	6.90	2/1/2024
	—	643,170	(e)	—	9.60	1/30/2025
Harmit Singh	246,210	—		—	3.78	2/5/2020
	220,270	—		—	6.45	2/5/2021
	440,520	—		—	6.45	2/5/2021
	337,020	—		—	7.43	2/4/2022
	426,960	28,470	(a)	—	7.43	2/4/2022
	—	—		355,050	6.10	2/9/2023
	366,140	166,440	(b)	—	6.10	2/9/2023
	54,250	162,730	(d)	—	6.90	2/1/2024
	—	138,670	(e)	—	9.60	1/30/2025
Roy Bagattini	9,480	14,240	(a)	—	7.43	2/4/2022
	—	—		183,870	6.10	2/9/2023
	11,490	86,190	(b)	—	6.10	2/9/2023
	—	—		435,860	6.85	7/13/2023
	27,240	272,420	(c)	—	6.85	7/13/2023
	—	110,430	(d)	—	6.90	2/1/2024
	—	105,200	(e)	—	9.60	1/30/2025
Seth Ellison	18,970	14,240	(a)	—	7.43	2/4/2022
	—	—		183,870	6.10	2/9/2023
	22,990	86,190	(b)	—	6.10	2/9/2023
	—	110,430	(d)	—	6.90	2/1/2024
	—	114,760	(e)	—	9.60	1/30/2025
David Love	157,830	—		—	3.78	2/5/2020
	315,650	—		—	3.78	2/5/2020
	93,190	—		—	6.45	2/5/2021
	186,370	—		—	6.45	2/5/2021
	138,420	—		—	7.43	2/4/2022
	175,350	11,700	(a)	—	7.43	2/4/2022
	—	—		164,840	6.10	2/9/2023
	169,990	77,280	(b)	—	6.10	2/9/2023
	36,810	110,430	(d)	—	6.90	2/1/2024
	—	95,630	(e)	—	9.60	1/30/2025

(1)

The following sets forth the vesting schedule for unvested outstanding SAR awards and generally depends upon continued employment through the applicable vesting date. Other circumstances under which such awards will vest are described in the section entitled “—Potential Payments Upon Termination, Change In Control or Corporate Transaction.”:

(a)	SARs vested 25% on February 4, 2016 and then monthly over the remaining 36 months.
(b)	SARs vested 25% on February 9, 2017 and then monthly over the remaining 36 months.
(c)	SARs vested 25% on July 13, 2017 and then monthly over the remaining 36 months.
(d)	SARs vested 25% on February 1, 2018 and then annually over the remaining three years.
(e)	SARs vested 25% on January 30, 2019 and then annually over the remaining three years.
(2)

Represents the target number of SARs that may be earned under the performance-based SAR award program (see “—Compensation Discussion and Analysis” for more details) that vest at the end of a three-year performance period.

(3)

The SAR exercise prices reflect the fair market value of our common stock as of the grant date as established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm.

		Stock Awards
Name	Year	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock That Have Not Vested ($)(4)
Charles V. Bergh	2018	175,130	(a)	$2,556,898
	2017	235,500	(b)	3,438,300
	2018				350,260	(a)	$5,113,796
	2017				471,010	(b)	6,876,746

Harmit Singh	2018	37,760	(a)	551,296
	2017	50,720	(b)	740,512
	2018				75,520	(a)	1,102,592
	2017				101,440	(b)	1,481,024

Roy Bagattini	2018	28,640	(a)	418,144
	2017	34,420	(b)	502,532
	2018				57,290	(a)	836,434
	2017				68,840	(b)	1,005,064

Seth Ellison	2018	31,250	(a)	456,250
	2017	34,420	(b)	502,532
	2018				62,500	(a)	912,500
	2017				68,840	(b)	1,005,064

David Love	2018	26,040	(a)	380,184
	2017	34,420	(b)	502,532
	2018				52,080	(a)	760,368
	2017				68,840	(b)	1,005,064

(1)

RSUs vest ratably over a four-year period. The vesting schedule for unvested outstanding stock awards generally depends upon continued employment through the applicable vesting date. Other circumstances under which such awards will vest are described in the section entitled “Potential Payments Upon Termination, Change In Control or Corporate Transaction.”

(a)	2018 grant RSUs vested 25% on January 30, 2019 and then the remainder annually over the remaining three years.
(b)	2017 grant RSUs cliff vest on February 1, 2020.
(2)

Represents the number of stock awards multiplied by $14.60, the fair market value of our common stock as of November 30, 2018 as established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm.

(3)

Represents the target number of shares that may be earned under the performance-based RSU award program (see “Compensation Discussion and Analysis” for more details) that vest at the end of a three-year performance period, subject to certification of performance results in the first quarter of fiscal 2020.

(a)	2018 grant performance-based RSUs cliff vest on January 30, 2021.
(b)	2017 grant performance-based RSUs cliff vest on February 1, 2020.
(4)

Represents the number of stock awards multiplied by $14.60, the fair market value of our common stock as of November 25, 2018 as established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm.

SAR Exercises

The following table shows all SARs exercised and the value realized upon exercise by each of our named executive officers for fiscal year 2018, based on the difference between the share price of our common stock and the SAR exercise price on the date of exercise.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Charles V. Bergh	3,118,600	$29,938,688
Harmit Singh	—	—
Roy Bagattini	177,690	1,843,402
Seth Ellison	463,110	5,476,642
David Love	194,500	2,300,029

Employment Agreements

Mr. Bergh

We have an employment agreement with Mr. Bergh effective September 1, 2011, as amended by each of the amendments effective May 8, 2012 and January 30, 2018. The agreement initially provided for an annual base salary of $1,200,000 and an AIP target participation rate of 135%, which have since been adjusted, and may be further adjusted, pursuant to annual review. For fiscal year 2018, his base salary and target participation rate under our AIP were $1,435,000 and 160% of base salary, respectively.

Mr. Bergh also participates in our 2016 EIP. This element of Mr. Bergh’s compensation for fiscal year 2018 is reflected and discussed under “—Compensation Discussion and Analysis.”

Mr. Bergh’s employment agreement also provides for certain severance and termination benefits that are described below under “—Potential Payments Upon Termination, Change In Control or Corporate Transaction.”

Mr. Bergh is eligible to receive standard healthcare, life insurance and long-term savings program benefits, as well as relocation program benefits. He also receives benefits under our various executive perquisite programs consistent with that provided to his predecessor.

Mr. Bergh’s employment is at-will and may be terminated by us or by him at any time. Mr. Bergh does not receive any separate compensation for his services as a member of our board of directors.

Other Named Executive Officers

For our named executive officers other than the CEO, we have employment arrangements that provide for annual base salary and participation in our AIP, which are subject to annual review and adjustment, and participation in our 2016 EIP. These elements of compensation for fiscal year 2018 are reflected and discussed under “Compensation Discussion and Analysis.”

Executives also received standard healthcare, life insurance and long-term savings program benefits, as well as benefits under our various executive perquisite programs.

Employment of executives is at-will and may be terminated by us or the executive at any time.

Executive Retirement Plans

Non-Qualified Deferred Compensation

Our Deferred Compensation Plan is a U.S. non-qualified, unfunded deferred tax effective savings plan provided to the named executive officers, among other executives and the directors, as part of competitive compensation.

Participants may elect to defer all or a portion of their base salary and AIP payment and may elect an in-service and/or retirement distribution. Executive officers who defer salary or bonus under this plan are credited with market-based returns depending upon the investment choices made by the executive applicable to each deferral. The investment options under the plan, which closely mirror the options provided under our qualified 401(k) plan, include a number of mutual funds with varying risk and return profiles. Participants may change their investment choices as frequently as they desire, consistent with our 401(k) plan.

In addition, under our Deferred Compensation Plan, we provide a match up to 6% of eligible deferred compensation that cannot be provided under the qualified 401(k) plan due to IRS qualified plan compensation limits. The amounts in the table below reflect non-qualified contributions over the 401(k) limit by the executive officers and the resulting company match.

The table below provides information on the non-qualified deferred compensation activity for each of our named executive officers for fiscal year 2018.

Name	Executive Contributions in last fiscal year(1)	Company Contributions in last fiscal year(2)	Aggregate Earnings/(Losses) in last fiscal year(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at November 25, 2018(4)(5)
Charles V. Bergh	$237,712	$297,140	$23,463	$—	$3,629,738
Harmit Singh	91,359	114,199	(20,945)	—	815,081
Roy Bagattini	96,637	91,155	(4,351)	—	345,413
Seth Ellison	171,936	115,910	13,155	—	1,201,285
David Love	643,655	80,694	(94,301)	—	3,285,973

(1)

The executive contribution amounts were included in fiscal year 2018 compensation in the “Salary” and “Non-Equity Incentive Plan Compensation” columns of the “Summary Compensation Table,” as applicable.

(2)	Amounts reflect our Deferred Compensation Plan match contributions made by us and are reflected in the “All Other Compensation” column of the “Summary Compensation Table.”
(3)	None of the earnings/interest in this column are included in the “Summary Compensation Table” because they were not preferential or above market.
(4)

The following amounts were previously reported as compensation to the named executive officers in the Summary Compensation Table for fiscal years prior to 2018: Mr. Bergh ($2,391,563), Mr. Singh ($538,978), Mr. Bagattini ($550,260), Mr. Ellison ($510,075) and Mr. Love ($1,197,037).

(5)

Our contribution on behalf of Mr. Bagattini to the international supplemental retirement savings plan for mobile employees ceased in 2016, with our contributions having been disclosed in the “All Other Compensation” column of the “Summary Compensation Table” for the relevant periods. The amount represented is the remaining active U.S. based plan.

Potential Payments Upon Termination, Change In Control or Corporate Transaction

Bergh Employment Agreement

On June 9, 2011, we entered into an employment agreement with Mr. Bergh in connection with Mr. Bergh joining us. See “Employment Agreements—Mr. Bergh.” As of November 25, 2018, the employment agreement provided that Mr. Bergh is eligible to receive certain benefits and payments upon his separation from us under certain circumstances pursuant to the terms of our Severance Plan and our 2016 EIP; provided however that if Mr. Bergh’s employment ceases due to an involuntary termination without Cause or voluntary termination for Good Reason upon or within two years following a Change in Control (each, as defined in his employment agreement), 100% of Mr. Bergh’s then unvested equity awards will vest in full, and all vested SARs will remain exercisable for 18 months following the date of his termination but no later than the original term/expiration date of the award.

In addition, in the event that Mr. Bergh retires, or Mr. Bergh’s employment ceases due to an involuntary termination without Cause or voluntary termination for Good Reason at any time other than within two years following a Change in Control, 100% of his outstanding equity and other long-term incentive awards that have remained outstanding for at least 12 months will vest in full, and all vested SARs will remain exercisable for 18 months following the date of his termination but no later than the original term/expiration date of the award.

Mr. Bergh’s right to the foregoing benefits is subject to his execution of an effective release of claims in favor of us and compliance with certain restrictive covenants.

Severance Plan

Our Severance Plan provides for (i) 104 weeks of severance pay to Mr. Bergh and 78 weeks of severance pay to each of the other named executive officers based on their then current base salary rates, (ii) a pro-rated bonus, subject to actual financial performance but assuming individual performance at 100% of target, (iii) company paid premiums under our standard basic life insurance program of $10,000 over the duration of the severance period, up to a maximum of 18 months, and (iv) reasonable outplacement counseling and job search benefits, if the applicable executive’s employment ceases due to an involuntary termination without Cause or voluntary termination for Good Reason (each, as defined in our Severance Plan, and each, a Qualified Termination). In addition, with respect to any time-based equity awards that have been held by the executive for more than 12 months, such awards will continue to vest if the executive remained employed for the number of months equal to the executive’s severance period (other than with respect to Mr. Bergh’s equity awards, which are subject to the terms of his employment agreement). If the executive’s employment ceases due to a Qualified Termination within 18 months following a Change in Control (as defined in our Severance Plan), the severance period increases to 156 weeks for Mr. Bergh and 104 weeks for the other named executive officers and any performance-based equity awards shall fully vest and time-based equity awards will fully vest if not assumed (in each case, other than with respect to Mr. Bergh’s equity awards, which are subject to the terms of his employment agreement). Our Severance Plan also provides that if the executive elects COBRA coverage, for the duration of the executive’s severance period, up to a maximum of 18 months, the executive will only be required to pay the same share of the applicable premium for medical coverage that would apply if the executive were participating in the medical plan as an active employee. Additionally, for each executive who is eligible to be covered by our retiree health benefits (if any), we will fully pay for retiree medical coverage for the duration of the executive’s severance payment period, up to a maximum of 18 months, reduced for any months in which the executive receives subsidized COBRA coverage. Each executive’s severance benefits are subject to the execution of a general release of claims agreement and will cease upon rehire by us or acceptance of a job with one of our competitors.

2016 EIP

Under our 2016 EIP, in the event of a Corporate Transaction (as defined in our 2016 EIP) in which the surviving corporation does not assume or continue the outstanding awards or substitute similar awards for the outstanding awards, the vesting schedule of all awards held by executives that are still employed will be accelerated in full to a date prior to the effective time of the transaction as determined by our board of directors. If the SARs are not exercised at or prior to the effective time of the transaction, all rights to exercise them will terminate. In addition, any reacquisition or repurchase rights held by us with respect to outstanding stock awards shall lapse upon the effectiveness of the Corporate Transaction.

2017 and 2018 Equity Awards

With respect to equity awards granted in fiscal years 2017 and 2018, in the event that the executive officer’s employment terminates due to Retirement (as defined in the award agreement), any equity awards that have remained outstanding for at least 12 months will continue to vest through the remainder of the vesting period. In addition, in the event that the executive officer dies or his employment terminates due to Disability (as defined in the award agreement), 100% of his outstanding time-based equity awards granted in fiscal years 2017 and 2018 will vest in full, and all vested SARs will remain exercisable for 18 months following the date of his termination, but no later than the original term/expiration date of the award.

The information in the tables below reflects the estimated value of the compensation to be paid by us to each of the named executive officers in the event of his termination, Retirement, Change in Control termination, death, Disability or Corporate Transaction. The amounts shown below assume that each named individual was employed and that his termination, retirement, Change in Control termination, death, Disability or Corporate Transaction was effective as of November 25, 2018. The actual amounts that would be paid can only be determined at the time of the actual event. The amounts also assume a share price of $14.60 for all equity-based awards, which was established by our board of directors based on factors including a valuation conducted by a third-party valuation firm dated as of November 30, 2018.

Charles V. Bergh

Executive Benefits and Payments Upon Termination	Voluntary Termination or for Cause Termination	Retirement	Termination Without Cause or Resignation for Good Reason	Death or Disability	Change in Control Termination	Corporate Transaction
Compensation:
Severance(1)	$—	$—	$6,526,380	$—	$14,849,380	$—
Equity vesting(2)	—	23,537,258	23,537,258	15,028,937	34,423,802	34,423,802
Benefits:
COBRA and life insurance(3)	—	—	20,792	—	20,792	—

(1)	Based on Mr. Bergh’s annual base salary of $1,435,000 and his actual AIP award earned for fiscal year 2018. See “—Compensation Discussion and Analysis.”
(2)

In the event of Retirement, assumes full vesting of unvested equity awards and the target number of shares underlying performance-based equity awards that have remained outstanding for at least 12 months. In the event of a Change in Control Termination, assumes full vesting of all unvested equity awards and the target number of shares underlying performance-based equity awards. In the event of Death or Disability, assumes full vesting of all unvested time-based equity awards. In the event of a Corporate Transaction, assumes no termination of employment and no assumption of outstanding equity awards.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same company/employee percentage sharing as during employment.

Harmit Singh

Executive Benefits and Payments Upon Termination	Voluntary Termination or for Cause Termination	Retirement	Termination Without Cause or Resignation for Good Reason	Death or Disability	Change in Control Termination	Corporate Transaction
Compensation:
Severance(1)	$—	$—	$2,474,000	$—	$4,474,000	$—
Equity vesting(2)	—	—	2,198,233	3,238,179	7,440,807	7,440,807
Benefits:
COBRA and life insurance(3)	—	—	20,792	—	20,792	—

(1)	Based on Mr. Singh’s annual base salary of $800,000 and his actual AIP award earned for fiscal year 2018. See “—Compensation Discussion and Analysis.”
(2)

In the event of a Termination Without Cause or Resignation for Good Reason, reflects vesting of all unvested time-based equity awards held more than 12 months that would otherwise vest during the 78 week period following November 25, 2018. In the event of a Change in Control Termination, assumes the equity awards are not assumed in the transaction and thus fully vest (with performance-based equity awards vesting at target). In the event the equity awards are assumed and the holder experiences a Change in Control Termination, the value of the vesting would be $2,583,616. In the event of Death or Disability, assumes full vesting of all unvested time-based equity awards. In the event of a Corporate Transaction, assumes no termination of employment and no assumption of outstanding equity awards.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same company/employee percentage sharing as during employment.

Roy Bagattini

Executive Benefits and Payments Upon Termination	Voluntary Termination or for Cause Termination	Retirement	Termination Without Cause or Resignation for Good Reason	Death or Disability	Change in Control Termination	Corporate Transaction
Compensation:
Severance(1)	$—	$—	$2,150,400	$—	$3,830,400	$—
Equity vesting(2)	—	—	1,541,478	2,296,987	10,462,442	10,462,442
Benefits:
COBRA and life insurance(3)	—	—	27,939	—	27,939	—

(1)	Based on Mr. Bagattini’s annual base salary of $800,000 and his actual AIP award earned for fiscal year 2018. See “—Compensation Discussion and Analysis.”
(2)

In the event of a Termination Without Cause or Resignation for Good Reason, reflects full vesting of all unvested time-based equity awards held more than 12 months that would otherwise vest during the 78 week period following November 25, 2018. In the event of a Change in Control Termination, assumes the equity awards are not assumed in the transaction and thus fully vest (with performance-based equity awards vesting at target). In the event the equity awards are assumed and the holder experiences a Change in Control Termination, the value of the vesting would be $1,841,498. In the event of Death or Disability, assumes full vesting of all unvested time-based equity awards. In the event of a Corporate Transaction, assumes no termination of employment and no assumption of outstanding equity awards.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same company/employee percentage sharing as during employment.

Seth Ellison

Executive Benefits and Payments Upon Termination	Voluntary Termination or for Cause Termination	Retirement	Termination Without Cause or Resignation for Good Reason	Death or Disability	Change in Control Termination	Corporate Transaction
Compensation:
Severance(1)	$—	$—	$2,264,064	$—	$3,876,864	$—
Equity vesting(2)	—	2,357,907	1,562,020	2,382,893	5,135,244	5,134,244
Benefits:
COBRA and life insurance(3)	—	—	17,134	—	17,134	—

(1)	Based on Mr. Ellison’s annual base salary of $768,000 and his actual AIP award earned for fiscal year 2018. See “—Compensation Discussion and Analysis.”
(2)

In the event of a Termination Without Cause or Resignation for Good Reason, reflects full vesting of all unvested time-based equity awards held more than 12 months that would otherwise vest in the 78 week period following November 25, 2018. In the event of a Change in Control Termination, assumes the equity awards are not assumed in the transaction and thus fully vest (with performance-based equity awards vesting at target). In the event the equity awards are assumed and the holder experiences a Change in Control Termination, the value of the vesting would be $1,917,564. In the event of Death or Disability, assumes full vesting of all unvested time-based equity awards. In the event of a Corporate Transaction, assumes no termination of employment and no assumption of outstanding equity awards.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same company/employee percentage sharing as during employment.

David Love

Executive Benefits and Payments Upon Termination	Voluntary Termination or for Cause Termination	Retirement	Termination Without Cause or Resignation for Good Reason	Death or Disability	Change in Control Termination	Corporate Transaction
Compensation:
Severance(1)	$—	$—	$1,831,680	$—	$3,343,680	$—
Equity vesting(2)	—	2,357,907	1,476,114	2,211,177	4,717,437	4,717,437
Benefits:
COBRA and life insurance(3)	—	—	31,739	—	31,739	—

(1)	Based on Mr. Love’s annual base salary of $720,000 and his actual AIP award earned for fiscal year 2018. See “—Compensation Discussion and Analysis.”
(2)

In the event of Termination Without Cause or Resignation for Good Reason, reflects full vesting of all unvested time-based equity awards held more than 12 months that would otherwise vest during the 78 week period following November 25, 2018. In the event of a Change in Control Termination, assumes the equity awards are not assumed in the transaction and thus fully vest (with performance-based equity awards vesting at target). In the event the equity awards are assumed and the holder experiences a Change in Control Termination, the value of the vesting would be $1,765,432. In the event of Death or Disability, assumes full vesting of all unvested time-based equity awards. In the event of a Corporate Transaction, assumes no termination of employment and no assumption of outstanding equity awards.

(3)	Reflects 18 months of a COBRA subsidy and life insurance premiums at the same company/employee percentage sharing as during employment.

2019 Equity Incentive Plan

In January 2019, our board of directors adopted our 2019 EIP, which was approved by our stockholders in February 2019. Our 2019 EIP will become effective in connection with this offering.

Stock Awards

The 2019 EIP provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, which are collectively referred to as stock awards. Additionally, the 2019 EIP provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve

The limit on the number of shares of Class A common stock that may be issued pursuant to awards under the 2019 EIP will be 40,000,000 shares.

If a stock award granted under the 2019 EIP expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of Class A common stock not acquired pursuant to the stock award will again become available for subsequent issuance under the 2019 EIP, subject to the 40,000,000 limit noted above. In addition, the following types of shares under the 2019 EIP may become available for the grant of new stock awards under the 2019 EIP: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2019 EIP may be previously unissued shares or reacquired shares bought by us on the open market.

The maximum number of shares of Class A common stock subject to stock awards granted under the 2019 EIP or otherwise during any one fiscal year to any non-employee director, taken together with any cash fees paid by the company to such non-employee director during such fiscal year for service on our board of directors, will not exceed $1.5 million in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). The inclusion of this amount is meant to provide a stockholder-approved cap on the annual compensation a non-employee director could receive. However, our board of directors is not contemplating non-employee director compensation at this level at this time, and the cap should not be viewed as suggesting as such.

Administration

Our board of directors, or a duly authorized committee thereof, will be the “plan administrator” and have the authority to administer the 2019 EIP. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, (2) determine the number of shares of Class A common stock to be subject to such stock awards and (3) specify the other terms and conditions, including the strike price or purchase price and vesting schedule, applicable to such awards.

Types of Stock Awards That May be Awarded Under the 2019 Equity Incentive Plan

•

Stock Options. Incentive and nonstatutory stock options are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2019 EIP, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of the Class A common stock on the date of grant. Options granted under the 2019 EIP vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2019 EIP, up to a maximum of ten years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. An option holder’s stock option agreement may provide different provisions from the default provisions set forth in the 2019 EIP. In no event may an option be exercised beyond the expiration of its term. Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

•

Restricted Stock Awards. Restricted stock awards are evidenced by restricted stock award agreements adopted by the plan administrator. Class A common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

•

Restricted Stock Unit Awards. Restricted stock unit awards are evidenced by restricted stock unit award agreements adopted by the plan administrator. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Rights under a restricted stock unit award may be transferred only upon such terms and conditions as set by the plan administrator. Restricted stock unit awards may be subject to vesting as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

•

Stock Appreciation Rights. Stock appreciation rights are evidenced by stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of the Class A common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount in cash or stock equal to (1) the excess of the per share fair market value of the Class A common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of Class A common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2019 EIP vests at the rate specified in the stock appreciation right agreement. The default post- termination of employment exercise periods are the same as for options, as described above. Unless the plan administrator provides otherwise, stock appreciation rights generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A stock appreciation right holder may designate a beneficiary, however, who may exercise the stock appreciation right following the holder’s death.

•

Performance Awards. The 2019 EIP permits the grant of performance-based stock and cash awards. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The performance goals may differ from participant to participant and from award to award.

•

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Class A common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2019 EIP, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and number of shares that may be issued upon the exercise of incentive stock options and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions

In the event of certain specified significant corporate transactions (as defined in the 2019 EIP), the plan administrator shall take one or more of the following actions with respect to stock awards unless otherwise provided in an award agreement or any other written agreement between a participant and us:

•	arrange for the surviving or acquiring entity or parent company to assume or continue the stock award or to substitute a similar stock award for the stock award;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination if not exercised (if applicable) at or prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate or for no consideration; or

•

make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price or strike price otherwise payable in connection with the stock award.

The plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Change in Control

The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us at the time of grant that the stock award will be subject to additional acceleration of vesting and exercisability or settlement in the event of a change in control (as defined in the 2019 EIP).

Amendment and Termination

Our board of directors has the authority to amend, suspend, or terminate the 2019 EIP, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopts the 2019 EIP.

Employee Stock Purchase Plan

In January 2019, our board of directors adopted our ESPP, which was approved by our stockholders in February 2019. Our ESPP will become effective in connection with this offering.

Share Reserve

Initially, the maximum number of shares of Class A common stock that may be issued under the ESPP is 12,000,000 shares.

The ESPP includes an “evergreen” provision. Under the evergreen provision, the number of shares of Class A common stock reserved for issuance under the ESPP will automatically increase on January 1 of each year, beginning on January 1, 2020 and continuing through and including January 1, 2029, by the lesser of (1) 1% of the total number of shares of our Class A common stock outstanding on December 31 of the preceding calendar year, (2) 2,400,000 shares of Class A common stock, or (3) such lesser number of shares of Class A common stock as determined by our board of directors. Shares subject to purchase rights granted under the ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP. We have selected this figure based on an assumed burn rate of 1-3% over the next few years. However, our actual burn rate may differ from this estimate based on a number of factors, including number of participants, participant contribution elections, and the price of our stock at the time of purchase, and as such this estimate should not be viewed as predictive.

Administration

Our board of directors, or a duly authorized committee thereof, will administer the ESPP. Our board of directors has delegated its authority to administer the ESPP, including determination of participants and terms of offerings, to our compensation committee under the terms of such committee’s charter.

Limitations

Employees, including executive officers, and the employees of any of our designated affiliates will be eligible to participate in the ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under the ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

The ESPP is intended to qualify as an employee stock purchase plan under the Internal Revenue Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the ESPP prior to the first day of any offering period.

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Payroll Deductions

The ESPP permits participants to purchase shares of Class A common stock through payroll deductions up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of the Class A common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

Corporate Transactions

In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Amendment and Termination

Our board of directors has the authority to amend, suspend or terminate the ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our stockholders. The ESPP will remain in effect until terminated by our board of directors in accordance with the terms of the ESPP.

Non-Employee Director Compensation During Fiscal Year 2018

Historically, we have provided equity-based compensation to our non-employee directors for the time and effort necessary to serve as a member of our board of directors. In addition, our non-employee directors are entitled to reimbursement of direct expenses incurred in connection with attending meetings of our board of directors or committees thereof.

The following table sets forth information regarding the compensation earned for service on our board of directors during fiscal year 2018 by our directors who were not also our named executive officers. Mr. Bergh, our President and CEO, did not receive any additional compensation for his service on our board of directors during fiscal year 2018. His compensation as a named executive officer is set forth under “—Summary Compensation Table.” Mrs. Haas, whose compensation during fiscal year 2018 is set forth below, retired from our board of directors on May 20, 2018.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	All Other Compensation(2)	Total
Stephen C. Neal(3)	$215,000	$234,844	$34,169	$484,013
Troy Alstead	120,000	134,923	17,087	272,010
Jill Beraud	100,000	134,923	10,512	245,435
Robert A. Eckert(4)	120,000	134,923	37,870	292,793
Spencer Fleischer(5)	115,000	134,923	28,680	278,603
David A. Friedman(6)	41,667	—	—	41,667
Mimi L. Haas(7)	50,000	—	3,375	53,375
Peter E. Haas, Jr.	100,000	134,923	11,990	246,913
Christopher J. McCormick	100,000	134,923	8,245	243,168
Jenny Ming	100,000	134,923	17,406	252,329
Patricia Salas Pineda(8)	100,000	134,923	28,732	263,655

(1)

These amounts reflect the aggregate grant date fair value of RSUs granted under the 2016 EIP in fiscal year 2018 computed in accordance with FASB ASC 718. See the notes to our audited consolidated financial statements included in this prospectus for the relevant assumptions used to determine these awards. The grant date fair value of the RSUs is based on the fair market value of our common stock as of the grant date established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm, less future expected dividends during the vesting period. The following table shows as of November 25, 2018, the aggregate number of outstanding RSUs held by each person who was a director in fiscal year 2018, which number includes any RSUs that were vested but deferred and RSUs that were not vested as of such date:

Name	Aggregate Outstanding RSUs
Stephen C. Neal	108,640
Troy Alstead	70,700
Jill Beraud	42,920
Robert A. Eckert	120,940
Spencer Fleischer	91,670
David A. Friedman	—
Mimi L. Haas	—
Peter E. Haas, Jr.	48,970
Christopher J. McCormick	35,850
Jenny Ming	81,780
Patricia Salas Pineda	89,210

(2)	This column includes the aggregate grant date fair value of dividend equivalents provided to each director in fiscal year 2018 in the following amounts:

Name	Fair Value of Dividend Equivalent RSUs Granted
Stephen C. Neal	$26,669
Troy Alstead	17,087
Jill Beraud	10,512
Robert A. Eckert	30,370
Spencer Fleischer	21,180
David A. Friedman	—
Mimi L. Haas	3,375
Peter E. Haas, Jr.	11,990
Christopher J. McCormick	8,245
Jenny Ming	17,406
Patricia Salas Pineda	21,232

(3)

Mr. Neal is the Chairman of our board of directors. Mr. Neal elected to defer 100% of his director’s fees under the Deferred Compensation Plan. Mr. Neal’s 2018 amount in the “All Other Compensation” column includes charitable matches of $7,500.

(4)	Mr. Eckert’s 2018 amount in the “All Other Compensation” column includes charitable matches of $7,500.
(5)

Mr. Fleischer elected to defer 100% of his director’s fees under the Deferred Compensation Plan. Mr. Fleischer’s 2018 amount in the “All Other Compensation” column includes charitable matches of $7,500.

(6)	Mr. Friedman joined the Board on July 27, 2018.
(7)	Mrs. Haas retired from the Board on May 20, 2018.
(8)	Ms. Pineda’s 2018 amount in the “All Other Compensation” column includes charitable matches of $7,500.

Compensation for members of our board of directors is reviewed by the nominating, governance and corporate citizenship committee and approved by our board of directors. In fiscal year 2018, director compensation consisted of an annual retainer paid in cash and equity compensation in the form of RSUs. Chairpersons of the committees of our board of directors also received an additional cash retainer, as described below.

Annual Cash Retainer

In fiscal year 2018, each non-employee director received compensation consisting of an annual cash retainer fee of $100,000 and was eligible to participate in the provisions of our Deferred Compensation Plan that apply to directors. In fiscal year 2018, Mr. Neal and Mr. Fleischer participated in our Deferred Compensation Plan.

Equity Compensation

In fiscal year 2018, each non-employee director also received an annual equity award in the form of RSUs which are granted under our 2016 EIP. The annual equity award value in the form of RSUs granted under our 2016 EIP is $135,000. RSU recipients have target stock ownership guidelines of $300,000 worth of equity ownership within five years of participation in the program. The value of the RSUs is tracked against our share price as established by our board of directors based on factors including the most recent valuation conducted by a third-party valuation firm.

RSUs are units, representing beneficial ownership interests, corresponding in number and value to a specified number of underlying shares of stock. The RSUs vest in three equal installments after 13, 24 and 36 months following the grant date. After the recipient of the RSU has held the shares issued in respect of an RSU for six months, he or she may require us to repurchase, or we may require the participant to sell to us, those shares of common stock. If the director’s service terminates for reason other than cause after the first, but prior to full, vesting period, then any unvested portion of the award will fully vest as of the date of such termination. In addition, each director’s initial RSU grant includes a deferral delivery feature, under which the director will not receive the vested awards until six months following the cessation of service on our board of directors.

Under the terms of our 2016 EIP, recipients of RSUs receive additional grants as a dividend equivalent when our board of directors declares a dividend to all stockholders. Therefore, all directors who held RSUs as of February 8, 2018 and as of October 5, 2018 received additional RSUs as a dividend equivalent. Dividend equivalents are subject to all the terms and conditions of the underlying RSU Award Agreement to which they relate.

Compensation of Committee Chairpersons

In addition to the compensation described above, chairpersons of the committees of our board of directors receive an additional retainer fee in the amount of $20,000 for each of the audit committee and the compensation committee and $15,000 for each of the finance committee and the nominating, governance and corporate citizenship committee.

Mr. Neal is the Chairman of our board of directors and, as such, is entitled to receive an additional annual retainer in the amount of $200,000, 50% of which is paid in cash and 50% of which is paid in the form of RSUs. The Chairman of our board of directors may also receive the additional retainers earned by chairpersons of the committees of our board of directors, if applicable.

Compensation Committee Interlocks and Insider Participation

In fiscal year 2018, the members of the compensation committee were Mr. Eckert (Chair), Mr. Alstead, Mr. Haas Jr. and Ms. Pineda. In fiscal year 2018, no member of the human resources committee was a current officer or employee of ours. There are no compensation committee interlocks between us and other entities involving our executive officers and our board members who serve as executive officers of those other entities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since November 29, 2016, to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Stockholders Agreement

Our Class B common stock, which is entitled to ten votes per share, is primarily owned by descendants of the family of our founder, Levi Strauss, and their relatives and trusts established for their behalf. All shares of Class B common stock are subject to our stockholders agreement, which limits the transfer of shares and certificates to other holders of Class B common stock, family members, specified charities and foundations and to us. The stockholders agreement does not provide for registration rights or other contractual devices for forcing a public sale of shares or certificates, or other access to liquidity. The stockholders agreement will terminate pursuant to its terms 180 days following the completion of this offering.

Registration Rights Agreement

We have entered into a registration rights agreement with certain holders of our Class B common stock. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Registration Rights.”

Payment of Certain Offering Expenses

We have agreed to pay certain expenses in connection with this offering on behalf of the selling stockholders, including all underwriting discounts and commissions applicable to the sale of shares of Class A common stock by the selling stockholders. See “Underwriting.”

Employment Arrangements

We have entered into employment agreements with certain of our executive officers. For more information regarding these agreements with our named executive officers, see “Executive Compensation—Employment Arrangements.”

Equity Grants to Directors and Executive Officers

We have granted RSUs to certain of our directors and executive officers. For more information regarding the awards granted to our directors and named executive officers see “Management—Non-Employee Director Compensation During 2018” and “Executive Compensation.”

Director and Executive Officer Stock Sales

We have repurchased shares of our common stock for cash from directors and executive officers pursuant to contractual put and call arrangements, which arrangements will terminate pursuant to their terms upon the completion of this offering. The price per share was equal to the then-current fair market value, determined in accordance with our 2016 EIP. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Anticipated Change to our Equity Compensation Program in Connection with this Offering.” The stock repurchases that have occurred since November 29, 2016 are as follows:

Name	Date of Repurchase	Number of Shares	Price per Share
Charles V. Bergh	8/20/2018	1,572,380	$11.83
	9/11/2017	1,199,530	7.55
Roy Bagattini	3/6/2018	91,500	9.60
Seth M. Ellison	2/8/2019	120,000	14.88
	3/9/2018	46,800	9.60
	2/16/2017	28,020	6.90
Seth R. Jaffe	3/5/2018	34,000	9.60
	9/11/2017	108,330	7.55
David Love	2/11/2019	87,630	14.88
	7/19/2018	160,000	11.83
Patricia Salas Pineda	8/21/2017	37,650	7.55
Harmit Singh	9/11/2017	164,750	7.55

Other Relationships

Mr. Bergh, our President and CEO, Mr. Haas Jr., a member of our board of directors, Ms. O’Neill, our Executive Vice President and President of Product, Innovation and Supply Chain, and Mr. Rosen, our Executive Vice President and President of Direct-to-Consumer, are board members of the Levi Strauss Foundation, which is not one of our consolidated entities. Seth R. Jaffe, Executive Vice President and General Counsel, is Vice President of the Levi Strauss Foundation. We donated $7.5 million, $7.3 million and $6.9 million to the Levi Strauss Foundation in fiscal years 2018, 2017 and 2016, respectively.

Mimi L. Haas, who retired from our board of directors on May 20, 2018, has a daughter-in-law who has been employed by us in a non-executive position since fiscal year 2017. This employee’s total compensation was $175,000 and $150,000 in fiscal years 2018 and 2017, respectively.

Related Party Transaction Policy

We have a written policy concerning the review and approval of related party transactions. Potential related party transactions are identified through an internal review process that includes a review of director and officer questionnaires and a review of any payments made in connection with transactions in which related persons may have had a direct or indirect material interest. Any business transactions or commercial relationships between us and any of our directors or stockholders, or any of their immediate family members, are reviewed by the nominating, governance and corporate citizenship committee and must be approved by at least a majority of the disinterested members of our board of directors. Business transactions or commercial relationships between us and our named executive officers who are not directors, or any of their immediate family members, requires approval of our CEO with reporting to the audit committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock (i) as of January 30, 2019 and (ii) immediately following this offering, as adjusted to reflect the sale of 9,460,557 shares of Class A common stock by us and 27,206,110 shares of Class A common stock by the selling stockholders, in each case, by the following individuals or groups:

•	each of our directors (including our future director, Mr. Prime);

•	each of our named executive officers;

•	all of our directors (including our future director, Mr. Prime) and executive officers as a group;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Class A common stock or Class B common stock; and

•	each selling stockholder.

The percentage ownership information shown in the table prior to this offering is based upon no shares of Class A common stock and 376,082,230 shares of Class B common stock outstanding as of January 30, 2019. The percentage ownership information shown in the table after this offering is based upon 36,666,667 shares of Class A common stock and 348,876,120 shares of Class B common stock outstanding as of January 30, 2019, after giving effect to the sale of 9,460,557 shares of Class A common stock by us and 27,206,110 shares of Class A common stock by the selling stockholders in this offering and assuming no exercise of the underwriters’ option to purchase additional shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, or has the right to acquire such powers within 60 days. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before March 31, 2019, which is 60 days after January 30, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Levi Strauss & Co., 1155 Battery Street, San Francisco, California 94111.

	Shares Beneficially Owned Prior to this Offering					Shares to be Sold in this Offering	Shares Beneficially Owned Following this Offering
	Class A		Class B		% of Total Voting Power†	Class A	Class A		Class B		% of Total Voting Power†
Name of Beneficial Owner	Shares	%	Shares	%		Shares	Shares	%	Shares	%
Directors:
Troy Alstead	—	—	77,410	*	*	—	—	—	77,410	*	*
Jill Beraud	—	—	77,410	*	*	—	—	—	77,410	*	*
Robert A. Eckert	—	—	89,220	*	*	—	—	—	89,220	*	*
Spencer Fleischer	—	—	19,600	*	*	—	—	—	19,600	*	*
David A. Friedman(1)	—	—	3,842,080	1.0	1.0	150,000	—	—	3,692,080	1.1	1.0
Peter E. Haas Jr.(2)	—	—	45,808,900	12.2	12.2	3,735,040	—	—	42,073,860	12.1	11.9
Christopher J. McCormick	—	—	19,600	*	*	—	—	—	19,600	*	*
Jenny Ming	—	—	—	—	—	—	—	—	—	—	—
Stephen C. Neal	—	—	267,870	*	*	—	—	—	267,870	*	*
Patricia Salas Pineda	—	—	158,890	*	*	—	—	—	158,890	*	*
Joshua E. Prime(3)	—	—	1,331,700	*	*	70,000	—	—	1,261,700	*	*
Named Executive Officers:
Charles V. Bergh(4)	—	—	9,193,070	2.4	2.4	—	—	—	9,193,070	2.6	2.6
David Love(5)	—	—	1,248,320	*	*	—	—	—	1,248,320	*	*
Harmit Singh(6)	—	—	1,535,330	*	*	—	—	—	1,535,330	*	*
Seth M. Ellison(7)	—	—	455,080	*	*	—	—	—	455,080	*	*
Roy Bagattini(8)	—	—	644,250	*	*	—	—	—	644,250	*	*
Directors and executive officers as a group (19 persons)(9)	—	—	65,914,160	16.9	16.9	3,955,040	—	—	61,959,120	17.1	17.6
5% or Greater Stockholders:
Mimi L. Haas(10)	—	—	62,920,050	16.7	16.7	6,000,000	—	—	56,920,050	16.3	16.1
Margaret E. Haas(11)	—	—	44,495,810	11.8	11.8	1,000,000	—	—	43,495,810	12.5	12.3
Robert D. Haas(12)	—	—	39,314,370	10.5	10.5	—	—	—	39,314,370	11.3	11.2
Peter E. Haas Jr. Family Fund(13)	—	—	29,117,700	7.7	7.7	2,750,000	—	—	26,367,700	7.6	7.5
Daniel S. Haas(14)	—	—	24,065,630	6.4	6.4	1,000,000	—	—	23,065,630	6.6	6.5
Jennifer C. Haas(15)	—	—	21,089,280	5.6	5.6	850,000	—	—	20,239,280	5.8	5.7
Selling Stockholders:
Bradley J. Haas(16)	—	—	18,332,480	4.9	4.9	884,960	—	—	17,447,520	5.0	4.9
Walter J. Haas(17)	—	—	13,797,490	3.7	3.7	570,000	—	—	13,227,490	3.8	3.8
MTB Illiquid LLC	—	—	5,288,530	1.4	1.4	1,057,710	—	—	4,230,820	1.2	1.2
Gordon T. Geballe(18)	—	—	4,629,390	1.2	1.2	1,245,000	—	—	3,384,390	1.0	1.0
Family stockholders and affiliated entities—Family branch 1, second generation(19)	—	—	3,196,300	*	*	366,530	—	—	2,829,770	*	*
Family stockholders and affiliated entities—Family branch 1, third generation(19)	—	—	3,092,250	*	*	534,280	—	—	2,557,970	*	*
Family stockholders and affiliated entities—Family branch 2, second generation(19)	—	—	3,013,110	*	*	1,977,290	—	—	1,035,820	*	*

	Shares Beneficially Owned Prior to this Offering					Shares to be Sold in this Offering	Shares Beneficially Owned Following this Offering
	Class A		Class B		% of Total Voting Power†	Class A	Class A		Class B		% of Total Voting Power†
Name of Beneficial Owner	Shares	%	Shares	%		Shares	Shares	%	Shares	%
Family stockholders and affiliated entities—Family branch 2, third generation(19)	—	—	3,172,600	*	*	581,940	—	—	2,590,660	*	*
Individual family stockholders not named above(19)	—	—	2,773,180	*	*	653,500	—	—	2,119,680	*	*
Nonprofit entities and educational institutions(19)	—	—	2,849,110	*	*	2,849,110	—	—	—	*	*
All other selling stockholders(19)(20)	—	—	2,794,760	*	*	3,750,750	—	—	1,709,730	*	*

*	Represents beneficial ownership of less than 1%.
†

Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to ten votes per share. The Class A common stock and Class B common stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Voting Rights.”

(1)

Includes an aggregate of 1,464,540 shares held in trusts, of which Mr. Friedman is co-trustee, for the benefits of others and for which Mr. Friedman shares voting and investment power. Mr. Friedman disclaims beneficial ownership of these 1,464,540 shares.

(2)

Includes 29,117,700 shares held by the Peter E. Haas Jr. Family Fund, of which Mr. Haas is Vice President, for the benefit of charitable entities, and for which Mr. Haas shares voting and investment power. Includes an aggregate of 4,801,850 shares held by trusts, of which Mr. Haas is trustee, for the benefit of others and for which Mr. Haas has sole voting and investment power. Includes 400,000 shares held by Mr. Haas’ spouse for which Mr. Haas has no voting or investment power. Mr. Haas disclaims beneficial ownership of these 34,319,550 shares.

(3)

Includes 1,123,270 shares held by Mr. Prime’s spouse for which Mr. Prime has no voting or investment power. Includes an aggregate of 161,100 shares held in custodial accounts, of which Mr. Prime’s spouse is custodian, for the benefit of others and for which Mr. Prime has no voting or investment power. Mr. Prime disclaims beneficial ownership of these 1,284,370 shares, 70,000 of which are being sold in this offering and are also identified in the stockholder groupings set forth below. Also includes 10,000 shares held in a trust, of which Mr. Prime and Mr. Prime’s spouse are co-trustees and share voting and investment power.

(4)	Includes the number of shares that Mr. Bergh has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of January 30, 2019.
(5)	Includes the number of shares that Mr. Love has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of January 30, 2019.
(6)	Includes the number of shares that Mr. Singh has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of January 30, 2019.
(7)	Includes the number of shares that Mr. Ellison has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of January 30, 2019.
(8)	Represents the number of shares that Mr. Bagattini has the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of January 30, 2019.
(9)	Includes 13,225,880 shares that our executive officers have the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of January 30, 2019.
(10)	Mrs. Haas retired from our board of directors on May 20, 2018.
(11)

Includes an aggregate of 19,783,990 shares held in trusts and a limited liability company, of which Ms. Haas is trustee and manager, respectively, for the benefit of others and for which Ms. Haas has sole voting and investment power. Includes

8,861,220 shares held by the Margaret E. Haas Fund and 844,680 shares held by the Lynx Foundation, of which Ms. Haas is board chair, for the benefit of charitable entities and for which Ms. Haas shares voting and investment power. Ms. Haas disclaims beneficial ownership of these 29,489,890 shares.
(12)

Includes 15,384,730 shares held by a trust, of which Mr. Haas is trustee, for the benefit of others and for which Mr. Haas has sole voting and investment power. Includes 236,450 shares held by Mr. Haas’ spouse for which Mr. Haas has no voting or investment power. Includes an aggregate of 10,000,000 shares held in trusts, of which Mr. Haas’ spouse is trustee, for the benefit of others and for which Mr. Haas has no voting or investment power. Mr. Haas disclaims beneficial ownership of these 25,621,180 shares. Also includes 249,770 shares held in a trust, of which Mr. Haas and his spouse are co-trustees, for which Mr. Haas and his spouse share voting and investment power.

(13)	Peter E. Haas Jr. is a Vice President of this fund. The shares are also included in Mr. Haas’ ownership amounts as referenced above. Mr. Haas disclaims beneficial ownership of these shares.
(14)	Includes 3,199,630 shares held in a trust for the benefit of others and for which Mr. Haas has sole voting and investment power. Mr. Haas disclaims beneficial ownership of these 3,199,630 shares.
(15)

Includes 5,502,590 shares held in a custodial account and a limited liability company, of which Ms. Haas is custodian and manager, respectively, for the benefit of others and for which Ms. Haas has sole voting and investment power. Ms. Haas disclaims beneficial ownership of these 5,502,590 shares.

(16)

Includes an aggregate of 112,910 shares held in custodial accounts, of which Mr. Haas is custodian, for the benefit of others and for which Mr. Haas has sole voting and investment power. Includes 56,250 shares held by Mr. Haas’ spouse for which Mr. Haas has no voting or investment power. Mr. Haas disclaims beneficial ownership of these 169,160 shares.

(17)

Includes 4,734,660 shares held in trusts, of which Mr. Haas is trustee, for the benefit of others and for which Mr. Haas has sole voting and investment power. Includes 1,130 shares held by Mr. Haas’ spouse for which Mr. Haas has no voting or investment power. Mr. Haas disclaims beneficial ownership of these 4,735,790 shares.

(18)

Includes 2,805,460 shares held in trusts, of which Mr. Geballe is trustee, for the benefit of others and for which Mr. Geballe has sole or shares voting and investment power. Mr. Geballe disclaims beneficial ownership of these 2,805,460 shares.

(19)

Consists of selling stockholders not otherwise listed in this table whom within the groups indicated collectively own less than 1% of our Class B common stock. Includes the number of shares that such selling stockholders have the right to acquire pursuant to outstanding SARs that may be exercised within 60 days of January 30, 2019.

(20)

Shares beneficially owned prior to and following the completion of this offering do not include 2,665,720 shares to be sold in this offering that were acquired from other stockholders after January 30, 2019.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The summaries set forth below are qualified in their entirety by the actual text of the applicable agreements and indentures, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part or which are publicly available as set forth under “Where You Can Find Additional Information.”

Senior Secured Revolving Credit Facility

We are party to a second amended and restated credit agreement, or the credit agreement, which provides for a senior secured revolving credit facility, or credit facility. Our credit facility is an asset-based facility, in which the borrowing availability is primarily based on the value of the U.S. Levi’s trademarks and the levels of certain eligible cash, accounts receivable and inventory in the United States and Canada.

Availability, Interest and Maturity.    The maximum availability under our credit facility is $850.0 million, of which $800.0 million is available for revolving loans in U.S. Dollars and $50.0 million is available for revolving loans in either U.S. or Canadian Dollars. Subject to availability under the borrowing base, we may make and repay borrowings from time to time until the maturity of our credit facility. We may make voluntary prepayments of borrowings at any time and must make mandatory prepayments if certain events occur. Of the maximum availability of $850.0 million, the U.S. Levi’s trademarks are deemed to add the lesser of (i) $350.0 million and (ii) 65% of the net orderly liquidation value of such trademarks to the borrowing base. Upon the maturity date of May 23, 2022, all of the obligations outstanding under our credit facility become due. The interest rate for borrowings under our credit facility is LIBOR plus 125-175 basis points, depending on borrowing base availability, and the rate for undrawn availability is 20 basis points.

As of November 25, 2018, unused availability under our credit facility was $805.2 million, as the total availability of $850.0 million (based on the collateral levels discussed above) was reduced by $42.3 million of stand-by letters and $2.5 million of other credit-related instruments. We have stand-by letters of credit with various international banks under our credit facility serving as guarantees to cover U.S. workers’ compensation claims and working capital requirements for certain subsidiaries, primarily in India.

The credit agreement also provides that we may increase the availability under our credit facility up to the greater of (i) $1.6 billion in the aggregate and (ii) an amount that would not cause our secured leverage ratio (as defined in the credit agreement) to exceed 3.25 to 1.00, in each case if certain conditions are met.

Guarantees and Security.    Our obligations under the credit agreement are guaranteed by our domestic subsidiaries. Our obligations under the credit agreement are secured by specified domestic assets, including certain U.S. trademarks associated with the Levi’s brand and accounts receivable, goods and inventory in the United States.

Additionally, the obligations of Levi Strauss & Co. (Canada) Inc. under the credit agreement are secured by Canadian accounts receivable, goods, inventory and other Canadian assets. The lien on the U.S. Levi’s trademarks and related intellectual property may be released at our discretion subject to certain conditions, and such release would reduce the borrowing base.

Covenants.    The credit agreement contains customary covenants restricting our activities, as well as those of our subsidiaries, including limitations on the ability to sell assets, engage in mergers or other fundamental changes, enter into capital leases or certain leases not in the ordinary course of business, enter into transactions involving related parties or derivatives, incur or prepay indebtedness, grant liens or negative pledges on our assets, make loans or other investments, pay dividends or repurchase stock or other securities, guarantee third-party obligations, engage in sale leasebacks and make changes in our corporate structure. There are exceptions to these covenants, and some are only applicable when unused availability falls below specified thresholds. In addition, the credit agreement includes, as a financial covenant, a springing fixed charge coverage ratio of 1.0 to 1.0, which arises when availability falls below a specified threshold.

Events of Default.    The credit agreement contains customary events of default, including payment failures, breaches of representations and warranties, failure to comply with covenants, failure to satisfy other obligations under the credit agreement or related documents, defaults in respect of other indebtedness, bankruptcy, insolvency and inability to pay debts when due, material judgments, pension plan terminations or specified underfunding, substantial stock ownership changes, failure of certain provisions of any guarantee or security document supporting our credit facility to be in full force and effect, change of control and specified changes in the composition of our board of directors. The cross-default provisions in the credit agreement apply if a default occurs on other indebtedness of us or the guarantors in excess of $50.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lenders of or trustee for the defaulted indebtedness have the right to accelerate. If an event of default occurs under the credit agreement, subject to any applicable grace period, the lenders may terminate their commitments, declare immediately payable all borrowings under our credit facility and foreclose on the collateral.

Senior Notes due 2025

Principal, Interest and Maturity.    On April 27, 2015, we issued $500.0 million in aggregate principal amount of 5.00% senior notes due 2025, or the senior notes due 2025, to qualified institutional buyers and to purchasers outside the United States, which were later exchanged for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act. The senior notes due 2025 will mature on May 1, 2025. Interest on the senior notes due 2025 is payable semi-annually in arrears on May 1 and November 1.

Ranking.    The senior notes due 2025 are not guaranteed by any of our subsidiaries and are unsecured obligations. Accordingly, they:

•	rank equal in right of payment with all of our other existing and future unsecured and unsubordinated debt;

•	rank senior in right of payment to our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes due 2025;

•

are effectively subordinated in right of payment to all of our existing and future senior secured debt and other obligations (including our credit facility) to the extent of the value of the collateral securing such debt; and

•	are structurally subordinated to all obligations of each of our subsidiaries.

Optional Redemption.    At any time prior to May 1, 2020, we may redeem some or all of the senior notes due 2025 at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, and a “make-whole” premium. On or after May 1, 2020, we may redeem some or all of the senior notes due 2025, at once or over time, at redemption prices specified in the indenture governing the senior notes due 2025, or the 2025 indenture, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to May 1, 2018, we may redeem up to a maximum of 40% of the original aggregate principal amount with the proceeds of certain equity offerings at a redemption price of 105% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption.

Mandatory Redemption, Offer to Purchase and Open Market Purchases.    We are not required to make any sinking fund payments with respect to the senior notes due 2025. However, under certain circumstances in the event of an asset sale or as described under “—Change of Control” below, we may be required to offer to purchase the senior notes due 2025. We may from time to time purchase the senior notes due 2025 in the open market or otherwise.

Covenants.    The 2025 indenture contains covenants that limit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, make certain restricted payments, consummate specified asset sales, enter into transactions with affiliates and incur liens, and that impose restrictions on the ability of our subsidiaries to pay dividends or make payments to us and our restricted subsidiaries, merge or consolidate with another person and dispose of all or substantially all of our or our restricted subsidiaries’ assets. The 2025 indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment of principal, premium or interest, breach of covenants in the 2025 indenture, payment defaults or acceleration of certain other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the 2025 indenture or the holders of at least 25% in principal amount of the then outstanding senior notes due 2025 may declare all the senior notes due 2025 to be due and payable immediately.

Change of Control.    Upon the occurrence of a change in control (as defined in the 2025 indenture), each holder of the senior notes due 2025 may require us to repurchase all or a portion of the senior notes due 2025 in cash at a price equal to 101% of the principal amount of the senior notes due 2025 to be repurchased, plus accrued and unpaid interest, if any, to the date of purchase.

Senior Notes due 2027

Principal, Interest and Maturity.    On February 28, 2017, we issued €475.0 million in aggregate principal amount of 3.375% senior notes due 2027, or the senior notes due 2027, to qualified institutional buyers and to purchasers outside the United States, which were later exchanged for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act. The senior notes due 2027 will mature on March 15, 2027. Interest on the senior notes due 2027 is payable semi-annually in arrears on March 15 and September 15.

Ranking.    The senior notes due 2027 are not guaranteed by any of our subsidiaries and are unsecured obligations. Accordingly, they:

•	rank equal in right of payment with all of our other existing and future unsecured and unsubordinated debt;

•	rank senior in right of payment to our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes due 2027;

•

are effectively subordinated in right of payment to all of our existing and future senior secured debt and other obligations (including our credit facility) to the extent of the value of the collateral securing such debt; and

•	are structurally subordinated to all obligations of each of our subsidiaries.

Optional Redemption.    At any time prior to March 15, 2020, we may redeem up to a maximum of 40% of the aggregate principal amount with the proceeds of certain equity offerings at a redemption price of 103.375% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. In addition, we may redeem some or all of the senior notes due 2027 prior to March 15, 2022 at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, and a “make-whole” premium. On or after March 15, 2022, we may redeem some or all of the senior notes due 2027, at once or over time, at redemption prices specified in the indenture governing the Senior Notes due 2027, or the 2027 indenture, and together with the 2025 indenture, the indentures, plus accrued and unpaid interest, if any, to the date of redemption.

Mandatory Redemption, Offer to Purchase and Open Market Purchases.    We are not required to make any sinking fund payments with respect to the senior notes due 2027. However, under certain circumstances in the event of an asset sale or as described under “—Change of Control” below, we may be required to offer to purchase the senior notes due 2027. We may from time to time purchase the senior notes due 2027 in the open market or otherwise.

Covenants.    The 2027 indenture contains covenants that limit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, pay dividends or make other restricted payments, consummate specified asset sales, enter into transactions with affiliates and incur liens, and that impose restrictions on the ability of our subsidiaries to pay dividends or make payments to us and our subsidiaries, merge or consolidate with another person, and sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets or the assets of our restricted subsidiaries. The 2027 indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment of principal, premium or interest, breach of covenants in the 2027 indenture, payment defaults or acceleration of certain other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the 2027 indenture or the holders of at least 25% in principal amount of the then outstanding senior notes due 2027 may declare all the Senior Notes due 2027 to be due and payable immediately.

Change of Control.    Upon the occurrence of a change in control (as defined in the 2027 indenture), each holder of the senior notes due 2027 may require us to repurchase all or a portion of the senior notes due 2027 in cash at a price equal to 101% of the principal amount of the senior notes due 2027 to be repurchased, plus accrued and unpaid interest, if any, to the date of purchase.

Short-Term Borrowings

Short-term borrowings consist of term loans and revolving credit facilities at various foreign subsidiaries that we expect to either pay over the next 12 months or refinance at the end of their applicable terms. Certain of these borrowings are guaranteed by stand-by letters of credit issued under our credit facility.

Dividends and Restrictions

The terms of the indentures and the credit agreement contain covenants that restrict our ability to pay dividends to our stockholders. For information about our dividend payments, see the notes to our audited consolidated financial statements included elsewhere in this prospectus. As of January 30, 2019, and at the time the dividends were paid, we met the requirements of our debt instruments for the payment of such dividends.

Our subsidiaries that are not wholly owned subsidiaries and that are “restricted subsidiaries” under the indentures are permitted under the indentures to pay dividends to all stockholders either on a pro rata basis or on a basis that results in the receipt by us or a restricted subsidiary that is the parent of the restricted subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis.

The terms of the indentures and the credit agreement contain covenants that restrict (in each case subject to certain exceptions) us or any restricted subsidiary from entering into any arrangements that would restrict the payment of dividends or of any obligation owed by the restricted subsidiary to us or any other restricted subsidiary, the making of any loans or advances to us or any other restricted subsidiary or transferring any of its property to us or any other restricted subsidiary.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 1,632,000,000 shares, all with a par value of $0.001 per share, of which 1,200,000,000 shares will be designated as Class A common stock, 422,000,000 shares will be designated as Class B common stock and 10,000,000 shares will be designated as preferred stock.

The numbers of shares of Class A common stock and Class B common stock that will be outstanding following this offering are based on no shares of Class A common stock and 376,028,430 shares of Class B common stock outstanding as of November 25, 2018, and excludes:

•

18,943,100 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP that were outstanding as of November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•	895,560 shares of Class B common stock issuable pursuant to RSUs and SARs granted under our 2016 EIP after November 25, 2018 that may be settled in or exercised for shares of our Class B common stock;

•

40,000,000 shares of Class A common stock reserved for future issuance under our 2019 EIP, which will become effective upon the completion of this offering, as more fully described under “Equity Compensation—Elements of Compensation—Long-Term Incentives”; and

•	12,000,000 shares of our Class A common stock reserved for future issuance under our ESPP, which will become effective upon the completion of this offering.

Our outstanding capital stock was held by 276 stockholders of record as of January 30, 2019. Our board of directors may issue additional shares of capital stock authorized by our amended and restated certificate of incorporation without stockholder approval, subject to obtaining stockholder approval to the extent required by the listing standards of the NYSE or our amended and restated certificate of incorporation.

Class A Common Stock and Class B Common Stock

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to ten votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except as required by Delaware Law or as otherwise provided in our amended and restated certificate of incorporation.

Upon the completion of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the voting power of our Class A common stock and Class B common stock, voting together as a single class.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Dividends.    Any dividend or distribution paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation.    In the event of our liquidation, dissolution or winding-up, upon the completion of any distributions required with respect to any shares of preferred stock that may then be outstanding, our remaining assets legally available for distribution to common stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock.

Subdivisions and Combinations.    If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner.

Change of Control Transaction.    In connection with any change of control, the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them provided, however, that in the event the consideration payable to our stockholders in such change in control is securities of another entity, the securities payable to the holders of Class B common stock may have more votes per share (but in no event more than ten times) the number of votes per share of the securities payable to the holders of Class A common stock.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, except for certain transfers described in our amended and restated certificate of incorporation. In addition, all Class B common stock will convert automatically into Class A common stock on the last day of the fiscal quarter during which the then-outstanding shares of Class B common stock first represent less than 10% of the aggregate number of shares of the then-outstanding Class A common stock and Class B common stock; provided, that if the first day the shares of Class B common stock first represent less than 10% of the aggregate number of shares of the then-outstanding Class A common stock and Class B common stock occurs within 15 days of the end of a fiscal quarter, such conversion will occur on the last day of the following fiscal quarter.

Registration Rights

Following the completion of this offering, based on the number of shares outstanding as of January 30, 2019, holders of more than 90% of our Class B common stock will have certain contractual rights with respect to the registration under the Securities Act of the shares of Class A common stock issuable upon conversion of their Class B common stock. These shares are collectively referred to as registrable securities.

Piggyback Registration Rights.    If we register any of our securities for public sale, the holders of any then-outstanding registrable securities will be entitled to notice of, and will have the right to include their registrable securities in, such registration. These piggyback registration rights will be subject to specified conditions and limitations, including the right of the underwriters of any underwritten offering to limit the number of registrable securities to be included in such offering (but in no case below 50% of the total number of securities included in such offering).

Registration on Form S-3.    If we are eligible to file a registration statement on Form S-3, the holders of any then-outstanding registrable securities will have the right to demand that we file registration statements on Form S-3. This right to have registrable securities registered on Form S-3 will be subject to specified conditions and limitations.

Expenses of Registration.    Subject to specified conditions and limitations, we will pay all expenses relating to any registration made pursuant to the registration rights agreement, other than underwriting discounts and commissions.

Termination of Registration Rights.    The registration rights of any particular holder of registrable securities will not be available when such holder is able to sell all of his, her or its registrable securities during a 90-day period pursuant to Rule 144 or other similar exemption from registration under the Securities Act.

Protective Provisions

So long as any shares of Class B common stock remain outstanding:

•

the approval of the holders of a majority of our then-outstanding Class A common stock and Class B common stock, voting together as a single class, will be required in order for us to issue shares of Class A common stock, or securities convertible into or exercisable for Class A common stock, if the number of securities to be issued is equal to or exceeds 20% of the sum of the number of shares of Class A common stock and Class B common stock outstanding before such issuance (or if the number of securities to be issued, together with any securities issued as consideration for acquisitions within the 12 months prior to such issuance, is equal to or exceeds 20% of the sum of (a) the number of shares of Class A common stock and Class B common stock as of the first day of such 12-month period and (b) the number of shares of Class A common stock and Class B common stock issued subsequent to such date pursuant to options, RSUs, SARs or other awards issued pursuant to stockholder-approved equity incentive plans and acquisitions); and

•

the approval of the holders of a majority of our then-outstanding Class B common stock will be required in order for us to: (i) amend, alter or repeal our amended and restated certificate of incorporation or our amended and restated bylaws in a manner that modifies the powers, preferences or rights of our Class B common stock; (ii) reclassify any outstanding shares of Class A common stock into shares having dividend or distribution rights that are senior to our Class B common stock or having the right to more than one vote per share; (iii) adopt or implement any stockholder rights plan that may have the effect of diluting the equity interest of any family member or entity controlled by a family member; (iv) issue shares of preferred stock, other than in connection with a stockholder rights plan; or (v) issue additional shares of Class B common stock, except upon the exercise of certain rights in existence prior to the completion of this offering or the payment of certain dividends.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the DGCL, or Section 203, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized by the stockholders, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, provides for a board of directors comprising three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of the Class A common stock and Class B common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation provides for a two-class common stock structure, which provides our current stockholders with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Our amended and restated certificate of incorporation and amended and restated bylaws:

•	establish a classified board of directors so that not all members are elected at one time;

•	permit our board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide that members of our board of directors may be removed at any time, with or without cause;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•

provide that stockholders can take action by written consent, at an annual stockholder meeting or at a special stockholder meeting (which may be called by the Chairperson of our board of directors, our CEO, our board of directors (pursuant to a resolution adopted by a majority of the authorized directors) or stockholders entitled to cast 30% of the votes at such special meeting);

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	reflect the dual class structure of our common stock; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders.

The combination of these provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for another party to effect a change in management.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021-1011.

Listing

Our common stock has not been listed on any stock exchange since 1985. Our Class A common stock has been approved for listing on the NYSE under the symbol “LEVI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our capital stock. Future sales of substantial amounts of Class A common stock in the public market, the availability of shares for future sale or the perception that such sales may occur, could adversely affect the market price of our Class A common stock and/or impair our ability to raise equity capital.

Based on our shares outstanding as of January 30, 2019, upon the completion of this offering, 36,666,667 shares of our Class A common stock and 348,876,120 shares of our Class B common stock will be outstanding, or 42,166,667 shares of Class A common stock and 348,876,120 shares of our Class B common stock if the underwriters exercise their option to purchase additional shares from us in full.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as defined in Rule 144 under the Securities Act, or Rule 144. The outstanding shares of Class B common stock held by existing stockholders are “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if the offer and sale is registered under the Securities Act or if the offer and sale of those securities qualifies for exemption from registration, including exemptions provided by Rule 144 or Rule 701 under the Securities Act, or Rule 701.

As a result of lock-up agreements described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:

•	36,666,667 shares of our Class A common stock will be eligible for immediate sale upon the completion of this offering; and

•

348,876,120 shares of our Class B common stock, upon reclassification into shares of Class A common stock, will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning 181 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rules 144 and 701.

We may issue shares of our capital stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with the exercise of SARs, settlement of RSUs and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our capital stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the shares will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. Sales of restricted or unrestricted shares of our common stock by affiliates are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 366,667 shares immediately following the completion of this offering based on the number of shares outstanding as of January 30, 2019; or

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701, a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the holding period, notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock and Class B common stock that are issuable under our 2016 EIP, 2019 EIP and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

In connection with this offering, we and our officers, directors and holders of substantially all of our common stock and securities convertible into or exercisable for our common stock, including the selling stockholders, have agreed with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters, offer, sell or transfer any of our shares of common stock or securities convertible into or exchangeable for our common stock.

The agreements do not contain any pre-established conditions to the waiver by Goldman Sachs & Co. LLC on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the Class A common stock, the liquidity of the trading market for the Class A common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain of our security holders, including our stockholders agreement and agreements governing our equity awards, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Following the completion of this offering, based on the number of shares outstanding as of January 30, 2019, holders of more than 90% of our Class B common stock will have contractual rights, subject to certain conditions, to require us to file registration statements for the public resale of the shares of Class A common stock issuable upon conversion of their Class B common stock, or to include such shares in registration statements that we may file. Registration of the offer and sale of such shares would result in their becoming freely tradable without restrictions under the Securities Act. See “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an individual holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons that own or have owned, actually or constructively, more than 5% of our Class A common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our Class A common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our Class A common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

If we distribute cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described under “—Gain On Disposition of Our Class A Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds our Class A common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our Class A common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Class A common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our Class A common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our Class A common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our Class A common stock. Subject to the recently released proposed Treasury Regulations described below, FATCA will also apply to gross proceeds from sales or other dispositions of our Class A common stock after December 31, 2018. The U.S. Treasury Department recently released proposed regulations that, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to gross proceeds from sales or other dispositions of our Class A common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	17,239,144
J.P. Morgan Securities LLC	10,764,027
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	3,862,706
Morgan Stanley & Co. LLC	2,069,307
Evercore Group L.L.C.	827,723
BNP Paribas Securities Corp.	413,861
Citigroup Global Markets Inc.	413,861
Guggenheim Securities, LLC	413,861
HSBC Securities (USA) Inc.	413,861
Drexel Hamilton, LLC	82,772
Telsey Advisory Group	82,772
The Williams Capital Group, L.P.	82,772

Total	36,666,667

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional 5,500,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

We have agreed to pay certain expenses in connection with this offering on behalf of the selling stockholders, including all underwriting discounts and commissions applicable to the sale of shares by the selling stockholders. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 5,500,000 additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$3.5415	$2.5754
Total	$33,504,167	$38,529,792

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.4845 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of such agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our Class A common stock has been approved for listing on the NYSE under the symbol “LEVI.”

In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of our Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $6.8 million. We have agreed to reimburse the underwriters for expenses related to any applicable state securities filings and to the Financial Industry Regulatory Authority, Inc. incurred by them in connection with this offering in an amount up to $30,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Evercore Group L.L.C. provides us with certain valuation services and has received a customary fee for such services.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of Class A common stock shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person located in a Relevant Member State to whom any offer of shares of Class A common stock is made or who receives any communication in respect of an offer of shares of Class A common stock, or who initially acquires any shares of Class A common stock, will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and us that: (1) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares of Class A common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares of Class A common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares of Class A common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

We, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares of Class A common stock in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do they authorize, the making of any offer of shares of Class A common stock in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer to public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common stock to be offered so as to enable an investor to decide to purchase our Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended or superseded) and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

Our Class A common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing

Registrant Obligations. Any resale of our Class A common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Our Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A common stock may not be circulated or distributed, nor may our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities

(as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired our Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

Our Class A common stock has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. Our Class A common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The shares of Class A common stock are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our Class A common stock may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or CISA. Accordingly, the shares of Class A common stock may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our Class A common stock may be made available through a public offering in or from Switzerland. The shares of Class A common stock may only be offered, and this prospectus may only be distributed in or from Switzerland, by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of Class A common stock should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon by Cooley LLP, San Francisco, California. Sullivan  & Cromwell LLP, Palo Alto, California, is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements as of November 25, 2018 and November 26, 2017 and for each of the three fiscal years in the period ended November 25, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part thereof. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.levistrauss.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus, and you should not consider information on our website to be part of this prospectus.

LEVI STRAUSS & CO. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Levi Strauss & Co.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Levi Strauss & Co. and its subsidiaries (the “Company”) as of November 25, 2018 and November 26, 2017, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended November 25, 2018, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended November 25, 2018 appearing under Item 16(b) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 25, 2018 and November 26, 2017, and the results of its operations and its cash flows for each of the three years in the period ended November 25, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

San Francisco, California

February 5, 2019, except for the effects of disclosing earnings per share information discussed in Note 18, as to which the date is February 13, 2019, and except for the effects of the stock split discussed in Note 1, as to which the date is March 5, 2019.

We have served as the Company’s auditor since 2007.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Pro Forma as of November 25, 2018	November 25, 2018	November 26, 2017
	(unaudited)
	(Dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$713,120	$713,120	$633,622
Trade receivables, net of allowance for doubtful accounts of $10,037 and $11,726	534,164	534,164	485,485
Inventories:
Raw materials	3,681	3,681	3,858
Work-in-process	2,977	2,977	3,008
Finished goods	877,115	877,115	752,530

Total inventories	883,773	883,773	759,396
Other current assets	157,002	157,002	118,724

Total current assets	2,288,059	2,288,059	1,997,227
Property, plant and equipment, net of accumulated depreciation of $974,206 and $951,249	460,613	460,613	424,463
Goodwill	236,246	236,246	237,327
Other intangible assets, net	42,835	42,835	42,893
Deferred tax assets, net	397,791	397,791	537,923
Other non-current assets	117,116	117,116	118,005

Total assets	$3,542,660	$3,542,660	$3,357,838

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	$31,935	$31,935	$38,451
Accounts payable	351,329	351,329	289,505
Accrued salaries, wages and employee benefits	298,990	298,990	227,251
Accrued interest payable	6,089	6,089	6,327
Accrued income taxes	15,466	15,466	16,020
Dividend payable to stockholders	110,000	—	—
Other accrued liabilities	348,390	348,390	301,516

Total current liabilities	1,162,199	1,052,199	879,070
Long-term debt	1,020,219	1,020,219	1,038,860
Postretirement medical benefits	74,181	74,181	89,248
Pension liability	195,639	195,639	314,525
Long-term employee related benefits	107,556	107,556	90,998
Long-term income tax liabilities	9,805	9,805	20,457
Other long-term liabilities	116,462	116,462	95,257

Total liabilities	2,686,061	2,576,061	2,528,415

Commitments and contingencies
Temporary equity	299,140	299,140	127,035

Stockholders’ Equity:
Levi Strauss & Co. stockholders’ equity
Common stock—$0.001 par value; 2,700,000,000 shares authorized; 376,028,430 shares and 375,214,470 shares issued and outstanding, respectively	376	376	375
Accumulated other comprehensive loss	(424,584)	(424,584)	(404,381)
Retained earnings	974,321	1,084,321	1,100,916

Total Levi Strauss & Co. stockholders’ equity	550,113	660,113	696,910
Noncontrolling interest	7,346	7,346	5,478

Total stockholders’ equity	557,459	667,459	702,388

Total liabilities, temporary equity and stockholders’ equity	$3,542,660	$3,542,660	$3,357,838

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands, except per share amounts)
Net revenues	$5,575,440	$4,904,030	$4,552,739
Cost of goods sold	2,577,465	2,341,301	2,223,727

Gross profit	2,997,975	2,562,729	2,329,012
Selling, general and administrative expenses	2,460,915	2,095,560	1,866,805

Operating income	537,060	467,169	462,207
Interest expense	(55,296)	(68,603)	(73,170)
Loss on early extinguishment of debt	—	(22,793)	—
Other income (expense), net	18,258	(26,992)	18,223

Income before income taxes	500,022	348,781	407,260
Income tax expense	214,778	64,225	116,051

Net income	285,244	284,556	291,209
Net income attributable to noncontrolling interest	(2,102)	(3,153)	(157)

Net income attributable to Levi Strauss & Co.	$283,142	$281,403	$291,052

Earnings per common share attributable to common stockholders:
Basic	$0.75	$0.75	$0.78
Diluted	$0.73	$0.73	$0.76
Weighted-average common shares outstanding:
Basic	377,139,847	376,177,350	375,141,560
Diluted	388,607,361	384,338,330	382,852,950

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Net income	$285,244	$284,556	$291,209

Other comprehensive income (loss), before related income taxes:
Pension and postretirement benefits	4,336	30,125	(22,925)
Net investment hedge gains (losses)	21,280	(59,945)	(829)
Foreign currency translation (losses) gains	(43,713)	40,256	(30,380)
Unrealized (losses) gains on marketable securities	(1,488)	3,379	143

Total other comprehensive (loss) income, before related income taxes	(19,585)	13,815	(53,991)

Income tax (expense) benefit related to items of other comprehensive income (loss)	(852)	9,223	6,211

Comprehensive income, net of income taxes	264,807	307,594	243,429

Comprehensive income attributable to noncontrolling interest	(1,868)	(3,258)	(625)

Comprehensive income attributable to Levi Strauss & Co.	$262,939	$304,336	$242,804

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Levi Strauss & Co. Stockholders
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Stockholders’ Equity
	(Dollars in thousands, except share amounts)
Balance at November 29, 2015	$375	$3,291	$705,668	$(379,066)	$1,595	$331,863

Net income	—	—	291,052	—	157	291,209
Other comprehensive (loss) income, net of tax	—	—	—	(48,248)	468	(47,780)
Stock-based compensation and dividends, net	—	9,649	(40)	—	—	9,609
Reclassification to temporary equity	—	(10,563)	—	—	—	(10,563)
Repurchase of common stock	—	(932)	(1,631)	—	—	(2,563)
Cash dividends paid	—	—	(60,000)	—	—	(60,000)

Balance at November 27, 2016	375	1,445	935,049	(427,314)	2,220	511,775

Net income	—	—	281,403	—	3,153	284,556
Other comprehensive income, net of tax	—	—	—	22,933	105	23,038
Stock-based compensation and dividends, net	2	25,878	(70)	—	—	25,810
Reclassification to temporary equity	—	(13,575)	(34,114)	—	—	(47,689)
Repurchase of common stock	(2)	(13,748)	(11,352)	—	—	(25,102)
Cash dividends paid	—	—	(70,000)	—	—	(70,000)

Balance at November 26, 2017	375	—	1,100,916	(404,381)	5,478	702,388

Net income	—	—	283,142	—	2,102	285,244
Other comprehensive loss, net of tax	—	—	—	(20,203)	(234)	(20,437)
Stock-based compensation and dividends, net	3	18,471	(67)	—	—	18,407
Reclassification to temporary equity	—	11,232	(183,336)	—	—	(172,104)
Repurchase of common stock	(2)	(29,703)	(26,334)	—	—	(56,039)
Cash dividends paid	—	—	(90,000)	—	—	(90,000)

Balance at November 25, 2018	$376	$—	$1,084,321	$(424,584)	$7,346	$667,459

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$285,244	$284,556	$291,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	120,205	117,387	103,878
Unrealized foreign exchange (gains) losses	(30,804)	24,731	(5,853)
Realized loss (gain) on settlement of forward foreign exchange contracts not designated for hedge accounting	19,974	5,773	(17,175)
Employee benefit plans’ amortization from accumulated other comprehensive loss and settlement losses	4,336	30,125	14,991
Loss on extinguishment of debt, net of write-off of unamortized debt issuance costs	—	22,793	—
Stock-based compensation	18,407	25,809	9,333
Provision for (benefit from) deferred income taxes	134,258	(486)	66,078
Other, net	7,395	8,005	2,813
Change in operating assets and liabilities:
Trade receivables	(60,474)	3,981	6,150
Inventories	(147,389)	(14,409)	(121,379)
Other current assets	(30,870)	1,828	(22,944)
Other non-current assets	(3,189)	(6,862)	(9,103)
Accounts payable and other accrued liabilities	161,039	35,714	43,040
Restructuring liabilities	(420)	(4,274)	(17,290)
Income tax liabilities	(8,590)	2,478	7,653
Accrued salaries, wages and employee benefits and long-term employee related benefits	(44,887)	(9,408)	(49,880)
Other long-term liabilities	(3,864)	(1,800)	5,029

Net cash provided by operating activities	420,371	525,941	306,550

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(159,413)	(118,618)	(102,950)
Proceeds from sale of assets	—	—	17,427
(Payments) proceeds on settlement of forward foreign exchange contracts not designated for hedge accounting	(19,974)	(5,773)	17,175

Net cash used for investing activities	(179,387)	(124,391)	(68,348)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	—	502,835	—
Repayments of long-term debt	—	(525,000)	(36,092)
Proceeds from senior revolving credit facility	—	—	180,000
Repayments of senior revolving credit facility	—	—	(279,000)
Proceeds from short-term credit facilities	31,929	35,333	29,154
Repayments of short-term credit facilities	(28,230)	(29,764)	(18,219)
Other short-term borrowings, net	(4,977)	(6,231)	13,475
Payment of debt extinguishment costs	—	(21,902)	—
Payment of debt issuance costs	—	(10,366)	—
Repurchase of common stock, including shares surrendered for tax withholdings on equity exercises	(56,039)	(25,102)	(2,563)
Dividend to stockholders	(90,000)	(70,000)	(60,000)
Other financing, net	(907)	(1,536)	(304)

Net cash used for financing activities	(148,224)	(151,733)	(173,549)

Effect of exchange rate changes on cash and cash equivalents	(13,262)	8,242	(7,661)

Net increase in cash and cash equivalents	79,498	258,059	56,992
Beginning cash and cash equivalents	633,622	375,563	318,571

Ending cash and cash equivalents	$713,120	$633,622	$375,563

Noncash Investing Activity:
Property, plant and equipment acquired and not yet paid at end of period	$23,099	$22,664	$19,903
Property, plant and equipment additions due to build-to-suit lease transactions	2,750	19,888	—
Supplemental disclosure of cash flow information:
Cash paid for interest during the period	$51,200	$52,097	$67,052
Cash paid for income taxes during the period, net of refunds	96,277	54,602	57,148

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Levi Strauss & Co. (the “Company”) is one of the world’s largest brand-name apparel companies. The Company designs, markets and sells—directly or through third parties and licensees—products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear and related accessories, for men, women and children around the world under the Levi’s®, Dockers®, Signature by Levi Strauss & Co.™ and Denizen® brands. The Company operates its business through three geographic regions: Americas, Europe and Asia.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company and its wholly-owned and majority-owned foreign and domestic subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). All significant intercompany balances and transactions have been eliminated. The Company is privately held primarily by descendants of the family of its founder, Levi Strauss, and their relatives.

The Company’s fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries end on November 30. Fiscal years 2018, 2017 and 2016 were 52-week years, ending on November 25, 2018, November 26, 2017 and November 27, 2016, respectively. Each quarter of fiscal years 2018, 2017 and 2016 consisted of 13 weeks. All references to years relate to fiscal years rather than calendar years.

Subsequent events have been evaluated through the issuance date of these financial statements.

Stock Split

On February 12, 2019, the Company’s stockholders approved an amendment to the Company’s certificate of incorporation (the “Amendment”) to effect a ten-for-one stock split of shares of the Company’s outstanding common stock, such that each share of common stock, $0.01 par value becomes ten shares of common stock, $0.001 par value per share. The Amendment became effective on March 4, 2019 when filed with the Secretary of State of the State of Delaware, which was prior to the consummation of the Company’s initial public offering of common stock.

All share and per-share data in the consolidated financial statements and notes has been retroactively adjusted to reflect the stock split for all periods presented.

Unaudited Pro Forma Financial Statements

The accompanying unaudited pro forma balance sheet as of November 25, 2018 assumes two cash dividends of $55 million. The Company expects to pay the first dividend in the first quarter of 2019 to the holders of record of common stock at the close of business on February 8, 2019 and the second dividend in the fourth quarter of fiscal year 2019 to the holders of record of common stock at the close of business on October 5, 2019.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Out-of-period Adjustments

For the year ended November 26, 2017, the Company’s results include an out-of-period adjustment, which increased selling, general and administrative expenses by $8.3 million and decreased net income by $5.1 million. Basic and diluted earnings per common share attributable to common stockholders both decreased by $0.01 per share. This item, which originated in prior years, relates to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement. The Company has evaluated the effects of this out-of-period adjustment, both qualitatively and quantitatively, and concluded that the correction of this amount was not material to the current period or the periods in which they originated, including quarterly reporting.

Reclassification

Certain amounts in Note 20 “Business Segment Information” have been conformed to the November 25, 2018 presentation. Effective as of the beginning of 2017, certain of the Company’s global expenses that support all of the Company’s regional business segments, including global e-commerce infrastructure and global brand merchandising, marketing and design, previously recorded centrally in Americas segment and Corporate expenses, have now been allocated to the Company’s three regional business segments, and reported in their operating results. Business segment information for the prior-year periods has been revised to reflect this change in presentation.

Certain amounts in Note 5 “Derivatives” and Note 20 “Business Segment Information” have been conformed to the November 25, 2018 presentation. Effective as of the beginning of 2018, the Company recorded and presented the fair value of its derivative assets and liabilities on a gross basis in the consolidated balance sheets based on contractual maturity dates, including those subject to master netting arrangements. Derivative and business segment information for the prior-year periods has been revised to reflect this change in presentation.

Certain insignificant amounts on the consolidated balance sheets and consolidated statements of cash flows have been conformed to the November 25, 2018 presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes to the consolidated financial statements. Estimates are based upon historical factors, current circumstances and the experience and judgment of the Company’s management. Management evaluates its estimates and assumptions on an ongoing basis and may employ outside experts to assist in its evaluations. Changes in such estimates, based on more accurate future information, or different assumptions or conditions, may affect amounts reported in future periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at fair value.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Accounts Receivable, Net

The Company extends credit to its customers that satisfy pre-defined credit criteria. Accounts receivable are recorded net of an allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based upon an analysis of the aging of accounts receivable at the date of the consolidated financial statements, assessments of collectability based on historic trends, customer-specific circumstances, and an evaluation of economic conditions. Actual write-off of receivables may differ from estimates due to changes in customer and economic circumstances.

Inventory Valuation

The Company values inventories at the lower of cost or net realizable value. Inventory cost is determined using the first-in first-out method. The Company includes product costs, labor and related overhead, inbound freight, internal transfers, and the cost of operating its remaining manufacturing facilities, including the related depreciation expense, in the cost of inventories. The Company estimates quantities of slow-moving and obsolete inventory, by reviewing on-hand quantities, outstanding purchase obligations and forecasted sales. The Company determines inventory net realizable value by estimating expected selling prices based on the Company’s historical recovery rates for slow-moving and obsolete inventory and other factors, such as market conditions, expected channel of distribution and current consumer preferences.

Income Tax

Significant judgment is required in determining the Company’s worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise from examinations in various jurisdictions and assumptions and estimates used in evaluating the need for valuation allowances.

The Tax Cuts and Jobs Act (the “Tax Act”) was enacted in the United States on December 22, 2017 and includes, among other items, a reduction in the federal corporate income tax rate from 35% to 21% and a deemed repatriation of foreign earnings. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring the Company’s U.S. deferred tax assets and liabilities and reassessing the net realizability of the Company’s deferred tax assets and liabilities. The Company has completed its analysis and accounting with respect to these items. However, changes in law, interpretations, and facts may result in adjustments to these amounts.

The Company is subject to income taxes in both the United States and numerous foreign jurisdictions. The Company computes its provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. All deferred income taxes are classified as non-current on the Company’s consolidated balance sheets. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Significant judgments are required in order to determine the realizability of these deferred tax assets. In assessing the need for a valuation allowance, the Company’s management evaluates all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The Company continuously reviews issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of its tax liabilities. The Company evaluates uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. The second step, for those positions that meet the recognition criteria, is to measure the tax benefit as the largest amount that is more than fifty percent likely to be realized. The Company believes that its recorded tax liabilities are adequate to cover all open tax years based on its assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent that the Company’s view as to the outcome of these matters change, the Company will adjust income tax expense in the period in which such determination is made. The Company classifies interest and penalties related to income taxes as income tax expense.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. The cost is depreciated on a straight-line basis over the estimated useful lives of the related assets. Costs relating to internal-use software development are capitalized when incurred during the application development phase. Buildings are depreciated over 20 to 40 years, and leasehold improvements are depreciated over the lesser of the life of the improvement or the initial lease term. Buildings and leasehold improvements includes build-to-suit assets related to the construction of a building or leasehold improvement (generally on property owned by the landlord) when the Company concludes it has substantially all of the risks of ownership during construction of a leased property and therefore is deemed the owner of the project. Accordingly, the Company recorded an asset representing the total costs of the buildings and improvements, including the costs paid by the lessor (the legal owner of the buildings), with corresponding liabilities. Upon completion of construction of each building, the Company did not meet the sale-leaseback criteria for de-recognition of the building assets and liabilities. Therefore the leases are accounted for as lease financing obligations. See Note 13 “Commitments and Contingencies”. The related financing obligation is recorded in “other long-term liabilities”. Machinery and equipment includes furniture and fixtures, automobiles and trucks, and networking communication equipment, and is depreciated over a range from three to 20 years. Capitalized internal-use software is depreciated over periods ranging from three to seven years.

Goodwill and Other Intangible Assets

Goodwill resulted primarily from a 1985 acquisition of the Company by Levi Strauss Associates Inc., a former parent company that was subsequently merged into the Company in 1996, and the Company’s 2009 acquisitions. Goodwill is not amortized. Intangible assets are comprised of owned trademarks with indefinite useful lives which are not being amortized and acquired contractual rights.

Impairment

The Company reviews its goodwill and other non-amortized intangible assets for impairment annually in the fourth quarter of its fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. The Company qualitatively assesses goodwill and non-amortized intangible assets to determine whether it is more likely than not that the fair value of a reporting unit or other non-amortized intangible asset is less than

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

its carrying amount. During fiscal year 2018, the Company performed this analysis by examining key events and circumstances affecting fair value and determined it is more likely than not that the reporting unit’s fair value is greater than its carrying amount. As such, no further analysis was required for purposes of testing of the Company’s goodwill or other non-amortized intangible asset for impairment.

If goodwill is not qualitatively assessed or if goodwill is qualitatively assessed and it is determined it is not more likely than not that the reporting unit’s fair value is greater than its carrying amount, a two-step quantitative approach is utilized. In the first step, the Company compares the carrying value of the reporting unit or applicable asset to its fair value, which the Company estimates using a discounted cash flow analysis or by comparison with the market values of similar assets. If the carrying amount of the reporting unit or asset exceeds its estimated fair value, the Company performs the second step, and determines the impairment loss, if any, as the excess of the carrying value of the goodwill or intangible asset over its fair value.

The Company reviews its other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the expected future undiscounted cash flows, the Company measures and records an impairment loss for the excess of the carrying value of the asset over its fair value.

To determine the fair value of impaired assets, the Company utilizes the valuation technique or techniques deemed most appropriate based on the nature of the impaired asset and the data available, which may include the use of quoted market prices, prices for similar assets or other valuation techniques such as discounted future cash flows or earnings.

Debt Issuance Costs

The Company capitalizes debt issuance costs on its senior revolving credit facility, which are included in “Other non-current assets” on the Company’s consolidated balance sheets. Capitalized debt issuance costs on the Company’s unsecured long-term debt are presented as a reduction to the debt outstanding on the Company’s consolidated balance sheets. The unsecured long-term debt issuance costs are generally amortized utilizing the effective interest method whereas the senior revolving credit facility issuance costs are amortized utilizing the straight-line method. Amortization of debt issuance costs is included in “Interest expense” in the consolidated statements of income.

Deferred Rent

The Company is obligated under operating leases of property for manufacturing, finishing and distribution facilities, office space, retail stores and equipment. Rental expense relating to operating leases are recognized on a straight-line basis over the lease term after consideration of lease incentives and scheduled rent escalations beginning as of the date the Company takes physical possession or control of the property. Differences between rental expense and actual rental payments are recorded as deferred rent liabilities included in “Other accrued liabilities” and “Other long-term liabilities” on the consolidated balance sheets.

Fair Value of Financial Instruments

The fair values of the Company’s financial instruments reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

measurement date (exit price). The fair value estimates presented in these financial statements are based on information available to the Company as of November 25, 2018 and November 26, 2017.

The carrying values of cash and cash equivalents, trade receivables and short-term borrowings approximate fair value since they are short term in nature. The Company has estimated the fair value of its other financial instruments using the market and income approaches. Rabbi trust assets and forward foreign exchange contracts are carried at their fair values. The Company’s debt instruments are carried at historical cost and adjusted for amortization of premiums, discounts, or deferred financing costs, foreign currency fluctuations and principal payments.

Pension and Postretirement Benefits

The Company has several non-contributory defined benefit retirement plans covering eligible employees. The Company also provides certain health care benefits for U.S. employees who meet age, participation and length of service requirements at retirement. In addition, the Company sponsors other retirement or post-employment plans for its foreign employees in accordance with local government programs and requirements. The Company retains the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations.

The Company recognizes either an asset or a liability for any plan’s funded status in its consolidated balance sheets. The Company measures changes in funded status using actuarial models which utilize an attribution approach that generally spreads individual events over the estimated service lives of the remaining employees in the plan. For plans where participants will not earn additional benefits by rendering future service, which includes the Company’s U.S. plans, individual events are spread over the plan participants’ estimated remaining lives. The Company’s policy is to fund its retirement plans based upon actuarial recommendations and in accordance with applicable laws, income tax regulations and credit agreements. Net pension and postretirement benefit income or expense is generally determined using assumptions which include expected long-term rates of return on plan assets, discount rates, compensation rate increases and medical and mortality trend rates. The Company considers several factors including historical rates, expected rates and external data to determine the assumptions used in the actuarial models.

Employee Incentive Compensation

The Company maintains short-term and long-term employee incentive compensation plans. Provisions for employee incentive compensation are recorded in “Accrued salaries, wages and employee benefits” and “Long-term employee related benefits” on the Company’s consolidated balance sheets. The Company accrues the related compensation expense over the period of the plan and changes in the liabilities for these incentive plans generally correlate with the Company’s financial results and projected future financial performance.

Stock-Based Compensation

The Company has stock-based incentive plans which allow for the issuance of cash or equity-settled awards to certain employees and non-employee directors. The Company recognizes stock-based compensation expense for share-based awards that are classified as equity based on the grant date fair value of the awards over the requisite service period, adjusted for estimated forfeitures. The

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

cash-settled awards are classified as liabilities and stock-based compensation expense is measured using fair value at the end of each reporting period until settlement.

The Company’s common stock is not listed on any established stock exchange. Accordingly, the stock’s fair value on the grant date is established by the Company’s board of directors (the “Board”) based on factors including the most recent valuation conducted by a third-party valuation firm. For each reporting period, the common stock’s fair value is estimated based upon an internally derived valuation consistent with the valuation methodology employed on the grant date. Determining the fair value of the Company’s stock requires complex judgments. The valuation process includes comparison of the Company’s historical and estimated future financial results with selected publicly-traded companies and application of a discount for the illiquidity of the stock to derive the fair value of the stock. The Company uses this valuation for, among other things, making determinations under its stock-based compensation plans, such as the grant date fair value, redemption and intrinsic value of the awards.

For stock appreciation rights that are classified as equity, the Company uses the Black-Scholes valuation model to estimate the grant date fair value, unless the awards are subject to a market condition, in which case the Company uses a Monte Carlo simulation valuation model. The grant date fair value of equity-classified restricted stock units that are not subject to a market condition, is based on the fair value of the Company’s common stock on the date of grant, adjusted to reflect the absence of dividends for those awards that are not entitled to dividend equivalents. For restricted stock units that include a market condition, the Company uses a Monte Carlo simulation valuation model to estimate the grant date fair value. For share-based awards that are classified as liabilities, the fair value of the awards is estimated using the intrinsic value method, which is based on the Company’s common stock fair value on each measurement date.

The Black-Scholes option pricing model and the Monte Carlo simulation model require the input of highly subjective assumptions including volatility. Due to the fact that the Company’s common stock is not publicly traded, the computation of expected volatility is based on the average of the historical and implied volatilities over the expected life of the awards, of a representative peer group of publicly-traded entities. Other assumptions include expected life, risk-free rate of interest and dividend yield. For equity awards with a service condition, the expected life is derived based on historical experience and expected future post-vesting termination and exercise patterns. For equity awards with a performance condition, the expected life is computed using the simplified method until historical experience is available. The risk-free interest rate is based on zero coupon U.S. Treasury bond rates corresponding to the expected life of the awards. Dividend assumptions are based on historical experience.

Due to the job function of the award recipients, the Company has included stock-based compensation cost in “Selling, general and administrative expenses” in the consolidated statements of income.

Self-Insurance

Up to certain limits, the Company self-insures various loss exposures primarily relating to workers’ compensation risk and employee and eligible retiree medical health benefits. The Company carries insurance policies covering claim exposures which exceed predefined amounts, per occurrence

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

and/or in the aggregate. Accruals for losses are made based on the Company’s claims experience and actuarial assumptions followed in the insurance industry, including provisions for incurred but not reported losses.

Derivative Financial Instruments and Hedging Activities

The Company recognizes all derivatives as assets and liabilities at their fair values, which are included in “Other current assets”, “Other non-current assets”, “Other accrued liabilities” or “Other long-term liabilities” on the Company’s consolidated balance sheets. The Company uses derivatives to manage exposures that are sensitive to changes in market conditions, such as foreign currency risk. Additionally, some of the Company’s contracts contain provisions that are accounted for as embedded derivative instruments. The Company does not designate its derivative instruments for hedge accounting; changes in the fair values of these instruments are recorded in “Other income (expense), net” in the Company’s consolidated statements of income. The non-derivative instruments the Company designates and that qualify for hedge accounting treatment hedge the Company’s net investment position in certain of its foreign subsidiaries. For these instruments, the Company documents the hedge designation by identifying the hedging instrument, the nature of the risk being hedged and the approach for measuring hedge effectiveness. The ineffective portions of these hedges are recorded in “Other income (expense), net” in the Company’s consolidated statements of income. The effective portions of these hedges are recorded in “Accumulated other comprehensive loss” on the Company’s consolidated balance sheets and are not reclassified to earnings until the related net investment position has been liquidated.

Foreign Currency

The functional currency for most of the Company’s foreign operations is the applicable local currency. For those operations, assets and liabilities are translated into U.S. Dollars using period-end exchange rates; income and expenses are translated at average monthly exchange rates; and equity accounts are translated at historical rates. Net changes resulting from such translations are recorded as a component of translation adjustments in “Accumulated other comprehensive loss” on the Company’s consolidated balance sheets.

Foreign currency transactions are transactions denominated in a currency other than the entity’s functional currency. At each balance sheet date, each entity remeasures the recorded balances related to foreign-currency transactions using the period-end exchange rate. Unrealized gains or losses arising from the remeasurement of these balances are recorded in “Other income (expense), net” in the Company’s consolidated statements of income. In addition, at the settlement date of foreign currency transactions, the realized foreign currency gains or losses are recorded in “Other income (expense), net” in the Company’s consolidated statements of income to reflect the difference between the rate effective at the settlement date and the historical rate at which the transaction was originally recorded.

Noncontrolling Interest

Noncontrolling interest includes a 16.4% minority interest of third parties in Levi Strauss Japan K.K., the Company’s Japanese subsidiary.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Revenue Recognition

Net sales is primarily comprised of sales of products to wholesale customers, including franchised stores, and direct sales to consumers at the Company’s company-operated and e-commerce stores and at the Company’s company-operated shop-in-shops located within department stores. The Company recognizes revenue on sales of products when the goods are shipped or delivered and title to the goods passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is reasonably assured. The revenue is recorded net of an allowance for estimated returns, discounts and retailer promotions and other similar incentives. Licensing revenues from the use of the Company’s trademarks in connection with the manufacturing, advertising, and distribution of trademarked products by third-party licensees are earned and recognized as products are sold by licensees based on royalty rates set forth in the licensing agreements.

The Company recognizes allowances for estimated returns in the period in which the related sale is recorded. The Company recognizes allowances for estimated discounts, retailer promotions and other similar incentives at the later of the period in which the related sale is recorded or the period in which the sales incentive is offered to the customer. The Company estimates non-volume based allowances based on historical rates as well as customer and product-specific circumstances. Sales and value-added taxes collected from customers and remitted to governmental authorities are presented on a net basis in the Company’s consolidated statements of income.

Net sales to the Company’s ten largest customers totaled 27%, 28% and 30% of net revenues for 2018, 2017 and 2016, respectively. No customer represented 10% or more of net revenues in any of these years.

Cost of Goods Sold

Cost of goods sold includes the expenses incurred to acquire and produce inventory for sale, including product costs, labor and related overhead, inbound freight, internal transfers, and the cost of operating the Company’s remaining manufacturing facilities, including the related depreciation expense.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) are primarily comprised of costs relating to advertising, marketing, selling, distribution, information technology and other corporate functions. Selling costs include, among other things, all occupancy costs associated with company-operated stores and with the Company’s company-operated shop-in-shops located within department stores. The Company expenses advertising costs as incurred. For 2018, 2017 and 2016, total advertising expense was $400.3 million, $323.3 million and $284.0 million, respectively. Distribution costs include costs related to receiving and inspection at distribution centers, warehousing, shipping to the Company’s customers, handling and certain other activities associated with the Company’s distribution network. These expenses totaled $208.8 million, $173.4 million, and $168.3 million for 2018, 2017 and 2016, respectively.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Recently Issued Accounting Standards

The following recently issued accounting standards, all of which are FASB Accounting Standards Updates (“ASU”), have been grouped by their required effective dates for the Company:

First Quarter of 2019

•

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715) Improving the Presentation of Net Periodic Cost and Net Periodic Postretirement Benefit Cost. ASU 2017-07 changes the income statement presentation of net periodic benefit costs requiring separation between operating expense (service cost component) and non-operating expense (all other components, including interest cost, expected return on plan assets, amortization of prior service costs or credits, curtailments and settlements, actuarial gains and losses, etc.). Accordingly, the Company determined this will impact the Company’s Consolidated Statements of Income, as the service cost components of net periodic benefit costs will be reported within operating income and the other components of net periodic benefit costs will be reported in the Other Income (Expense), Net line item. The presentation change in the Consolidated Statements of Income requires application on a retrospective basis. A practical expedient is permitted under the guidance which allows the Company to use information previously disclosed in the pension and other postretirement benefit plans footnote as the basis to apply the retrospective presentation requirements.

•

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718) Scope of Modification Accounting. ASU 2017-09 provides clarification on when modification accounting should be used for changes to the terms or conditions of a share-based payment award. This ASU does not change the accounting for modifications but clarifies that modification accounting guidance should only be applied if there is a change to the value, vesting conditions, or award classification and would not be required if the changes are considered non-substantive. The Company determined the adoption of this standard does not have a material impact on its consolidated financial statements.

•

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. Under the new standard and its related amendments (collectively known as Accounting Standards Codification 606 (“ASC 606”)), an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. Enhanced disclosures will be required regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has established an implementation team to assist with its assessment of the impact that the new standard will have on its processes and controls, consolidated financial statements and related disclosures. This includes a review of current accounting policies and practices to identify potential differences that would result from applying ASC 606.

The Company has identified its major revenue streams as sales of products to wholesale customers, including franchised stores, direct sales to consumers at company-operated stores, including e-commerce, and company-operated shop-in-shops, and performed an analysis of its

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

contracts with customers to evaluate the impact ASC 606 will have on the timing and classification of revenue. The majority of the Company’s revenue relates to product sales of which revenue is recognized when products are shipped or delivered to the customer or provided directly to consumers through retail locations. In addition, impacts associated with variable consideration received for items such as loyalty rewards, gift cards, discounts and retailer promotions are not material as the Company is currently accounting for this consideration consistent with the new standard.

The Company has identified certain changes in balance sheet classification under ASC 606. Allowances for estimated returns, discounts and retailer promotions and other similar incentives will be presented as other accrued liabilities rather than netted within accounts receivable and the estimated cost of inventory associated with allowances for estimated returns will be included as other current assets rather than inventories. The Company will be adopting the standard as of November 26, 2018 using the modified retrospective approach and determined there is no impact to retained earnings upon adoption.

•

In March 2016, the FASB issued ASU No. 2016-04, Liabilities—Extinguishment of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products which aligns recognition of prepaid stored-value product financial liabilities (for example, prepaid gift cards), with Topic 606, Revenues from Contracts with Customers, for non-financial liabilities. In general, certain of these liabilities may be extinguished proportionally in earnings as redemptions occur, or when redemption is remote if issuers are not entitled to the unredeemed stored value. The Company determined the adoption of this standard will not have a material impact on its consolidated financial statements.

•

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, which requires that the income tax consequences of an intra-entity transfer of an asset other than inventory be recorded when the transfer occurs. Under this guidance, current income taxes and deferred income taxes will move when assets (such as intellectual property and property, plant and equipment) are transferred between consolidated subsidiaries. The Company determined the adoption of this standard will not have a material impact on its consolidated financial statements.

•

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The Company determined the adoption of this standard will not have a material impact on its consolidated financial statements.

First Quarter of 2020

•

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which requires the identification of arrangements that should be accounted for as leases by lessees. In general, for operating or financing lease arrangements exceeding a 12-month term, a right-of-use asset and a lease obligation will be recognized on the balance sheet of the lessee while the income statement will reflect lease expense for operating leases and amortization and interest expense for financing leases. The Company is in the process of gathering information to evaluate real estate, personal property, and other arrangements that may meet the definition of a lease. The FASB has subsequently issued updates to the standard to provide additional clarification on

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

specific topics, including permitted transition methods. Given the significant number of leases, the Company anticipates the new guidance will have a material impact on the consolidated balance sheets.

•

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815) Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 refines and expands hedge accounting for both financial and commodity risks. This ASU creates more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes. In addition, this ASU makes certain targeted improvements to simplify the application of hedge accounting guidance. The Company expects to adopt this standard in the first quarter of 2019.

•

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220). ASU 2018-02 addresses the effect of the change in the U.S. federal corporate tax rate due to the enactment of the December 22, 2017 Tax Act on items within accumulated other comprehensive income (loss). The guidance will be effective for the Company in the first quarter of fiscal 2020 with early adoption permitted. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

First Quarter of 2021

•

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the two-step process that required identification of potential impairment and a separate measure of the actual impairment. The annual assessment of goodwill impairment will be determined by using the difference between the carrying amount and the fair value of the reporting unit. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

•

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software (and hosting arrangements that include an internal-use software license). The guidance provides criteria for determining which implementation costs to capitalize as an asset related to the service contract and which costs to expense. The capitalized implementation costs are required to be expensed over the term of the hosting arrangement. The guidance also clarifies the presentation requirements for reporting such costs in the entity’s financial statements. Early adoption is permitted. The Company is currently evaluating the impact that adopting this new accounting standard will have on its consolidated financial statements and related disclosures.

Fourth Quarter of 2021

•

In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20). ASU 2018-14 modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Early adoption is permitted. The Company is currently evaluating the impact that adopting this new accounting standard will have on its related disclosures.

NOTE 2: PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment (“PP&E”) were as follows:

	November 25, 2018	November 26, 2017
	(Dollars in thousands)
Land	$8,197	$8,239
Buildings and leasehold improvements	466,256	422,168
Machinery and equipment	471,015	452,950
Capitalized internal-use software	453,943	450,558
Construction in progress	35,408	41,797

Subtotal	1,434,819	1,375,712
Accumulated depreciation	(974,206)	(951,249)

PP&E, net	$460,613	$424,463

Depreciation expense for the years ended November 25, 2018, November 26, 2017, and November 27, 2016, was $120.2 million, $117.4 million and $103.7 million, respectively.

NOTE 3: GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by business segment for the years ended November 25, 2018 and November 26, 2017, were as follows:

	Americas	Europe	Asia	Total
	(Dollars in thousands)
Balance, November 27, 2016	$207,723	$25,341	$1,216	$234,280
Foreign currency fluctuation	42	2,983	22	3,047

Balance, November 26, 2017	207,765	28,324	1,238	237,327
Foreign currency fluctuation	(34)	(1,060)	13	(1,081)

Balance, November 25, 2018	$207,731	$27,264	$1,251	$236,246

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Other intangible assets, net, were as follows:

	November 25, 2018			November 26, 2017
	Gross Carrying Value	Accumulated Amortization	Total	Gross Carrying Value	Accumulated Amortization	Total
	(Dollars in thousands)
Non-amortized intangible assets:
Trademarks	$42,743	$—	$42,743	$42,743	$—	$42,743
Amortized intangible assets:
Acquired contractual rights	462	(370)	92	480	(330)	150

Total	$43,205	$(370)	$42,835	$43,223	$(330)	$42,893

For the year ended November 27, 2016, amortization of these intangible assets was $0.2 million. The amortization of these intangible assets in the years ended November 25, 2018 and November 26, 2017 is immaterial.

As of November 25, 2018, there was no impairment to the carrying value of the Company’s goodwill or non-amortized intangible assets.

NOTE 4: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company’s financial instruments that are carried at fair value:

	November 25, 2018			November 26, 2017
		Fair Value Estimated Using			Fair Value Estimated Using
	Fair Value	Level 1 Inputs(1)	Level 2 Inputs(2)	Fair Value	Level 1 Inputs(1)	Level 2 Inputs(2)
	(Dollars in thousands)
Financial assets carried at fair value
Rabbi trust assets	$34,385	$34,385	$—	$31,139	$31,139	$—
Forward foreign exchange contracts(3)	18,372	—	18,372	6,296	—	6,296

Total	$52,757	$34,385	$18,372	$37,435	$31,139	$6,296

Financial liabilities carried at fair value
Forward foreign exchange contracts(3)	$4,447	$—	$4,447	$23,799	$—	$23,799

(1)

Fair values estimated using Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Rabbi trust assets consist of a diversified portfolio of equity, fixed income and other securities. See Note 12 for more information on rabbi trust assets.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

(2)

Fair values estimated using Level 2 inputs are inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For forward foreign exchange contracts, inputs include foreign currency exchange and interest rates and, where applicable, credit default swap prices.

(3)

The Company’s over-the-counter forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. master agreements. These agreements permit the net settlement of these contracts on a per-institution basis. Effective as of the first quarter of 2018, the Company recorded and presented the fair values of derivative over-the-counter forward foreign exchange contracts on a gross basis in its consolidated balance sheets, including those subject to master netting arrangements. The comparative period was revised to reflect the change from a net basis to a gross basis.

The following table presents the carrying value, including related accrued interest, and estimated fair value of the Company’s financial instruments that are carried at adjusted historical cost:

	November 25, 2018		November 26, 2017
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Financial liabilities carried at adjusted historical cost
5.00% senior notes due 2025(1)	$487,272	$478,774	$485,419	$507,185
3.375% senior notes due 2027(1)(2)	538,219	546,238	559,037	590,266
Short-term borrowings	32,470	32,470	38,727	38,727

Total	$1,057,961	$1,057,482	$1,083,183	$1,136,178

(1)

Fair values are estimated using Level 1 inputs and incorporate mid-market price quotes. Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

(2)

On February 28, 2017, the Company issued €475 million in aggregate principal amount of 3.375% senior notes due 2027. On March 3, 2017, the Company completed a cash tender offer for $370.3 million of the 6.875% senior notes due 2022 and the remaining $154.7 million was called on March 31, 2017 for redemption on May 1, 2017. See Note 6 for additional information.

NOTE 5: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company’s foreign currency management objective is to minimize the effect of fluctuations in foreign exchange rates on nonfunctional currency cash flows and selected assets or liabilities without exposing the Company to additional risk associated with transactions that could be regarded as speculative. Forward exchange contracts on various currencies are entered into to manage foreign currency exposures associated with certain product sourcing activities, some intercompany sales, foreign subsidiaries’ royalty payments, interest payments, earnings repatriations, net investment in foreign operations and funding activities. The Company manages certain forecasted foreign currency exposures and uses a centralized currency management operation to take advantage of potential opportunities to naturally offset foreign currency exposures against each other. The Company had

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

designated a portion of its outstanding Euro-denominated senior notes as a net investment hedge to manage foreign currency exposures in its foreign operations. The Company does not apply hedge accounting to its derivative transactions. As of November 25, 2018, the Company had forward foreign exchange contracts to buy $981.8 million and to sell $193.5 million against various foreign currencies. These contracts are at various exchange rates and expire at various dates through February 2020.

Effective as of the first quarter of 2018, the Company recorded and presented the fair value of its derivative assets and liabilities on a gross basis in the consolidated balance sheets based on contractual maturity dates, including those subject to master netting arrangements. The comparative period was revised to reflect the change from a net basis to a gross basis.

The table below provides data about the carrying values of derivative instruments and non-derivative instruments:

	November 25, 2018			November 26, 2017
	Assets	(Liabilities)	Derivative Net Carrying Value	Assets	(Liabilities)	Derivative Net Carrying Value
	Carrying Value	Carrying Value		Carrying Value	Carrying Value
	(Dollars in thousands)
Derivatives not designated as hedging instruments
Forward foreign exchange contracts(1)	$18,372	$—	$18,372	$6,296	$—	$6,296
Forward foreign exchange contracts(2)	—	(4,447)	(4,447)	—	(23,799)	(23,799)

Total	$18,372	$(4,447)		$6,296	$(23,799)

Non-derivatives designated as hedging instruments
Euro senior notes	$—	$(541,500)		$—	$(562,780)

(1)	Included in “Other current assets” or “Other non-current assets” on the Company’s consolidated balance sheets.
(2)	Included in “Other accrued liabilities” or “Other long-term liabilities” on the Company’s consolidated balance sheets.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The Company’s over-the-counter forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. master agreements. These agreements permit the net-settlement of these contracts on a per-institution basis; however, the Company records the fair value on a gross basis on its consolidated balance sheets based on maturity dates, including those subject to master netting arrangements. The table below presents the gross and net amounts of these contracts recognized on the Company’s consolidated balance sheets by type of financial instrument:

	November 25, 2018			November 26, 2017
	Gross Amounts of Assets / (Liabilities) Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet	Net Amount of Assets / (Liabilities)	Gross Amounts of Assets / (Liabilities) Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet	Net Amount of Assets / (Liabilities)
	(Dollars in thousands)
Over-the-counter forward foreign exchange contracts
Financial assets	$16,417	$(1,756)	$14,661	$3,218	$(3,146)	$72
Financial liabilities	(2,181)	1,756	(425)	(20,876)	3,146	(17,730)

Total			$14,236			$(17,658)

Embedded derivative contracts
Financial assets	$1,955	$—	$1,955	$3,078	$—	$3,078
Financial liabilities	(2,266)	—	(2,266)	(2,923)	—	(2,923)

Total			$(311)			$155

The table below provides data about the amount of gains and losses related to derivative instruments and non-derivative instruments designated as net investment hedges included in “Accumulated other comprehensive loss” (“AOCI”) on the Company’s consolidated balance sheets, and in “Other income (expense), net” in the Company’s consolidated statements of income:

	Gain or (Loss) Recognized in AOCI (Effective Portion)		Gain or (Loss) Recognized in Other Income (Expense), Net (Ineffective Portion and Amount Excluded from Effectiveness Testing)
	As of November 25, 2018	As of November 26, 2017	Year Ended
			November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Forward foreign exchange contracts	$4,637	$4,637
Yen-denominated Eurobonds	(19,811)	(19,811)	$—	$—	$2,627
Euro-denominated senior notes	(54,416)	(75,697)	—	—	—
Cumulative income taxes	29,703	35,253

Total	$(39,887)	$(55,618)

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The table below provides data about the amount of gains and losses related to derivatives not designated as hedging instruments included in “Other income (expense), net” in the Company’s consolidated statements of income:

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Forward foreign exchange contracts:
Realized (loss) gain	$(19,974)	$(5,773)	$17,175
Unrealized gain (loss)(1)	31,141	(35,394)	(1,315)

Total	$11,167	$(41,167)	$15,860

(1)

The unrealized gain in 2018 is primarily driven by gains on contracts to sell the Euro, the Mexican Peso and the British Pound, as a result of the U.S. Dollar strengthening at year end. The unrealized loss in 2017 is primarily driven by losses on contracts to sell the Mexican Peso, the Euro and the British Pound, as a result of the U.S. Dollar weakening at year end.

NOTE 6: DEBT

The following table presents the Company’s debt:

	November 25, 2018	November 26, 2017
	(Dollars in thousands)
Long-term debt
5.00% senior notes due 2025	$485,605	$483,683
3.375% senior notes due 2027	534,614	555,177

Total long-term debt	$1,020,219	$1,038,860

Short-term debt
Short-term borrowings	31,935	38,451

Total debt	$1,052,154	$1,077,311

Senior Revolving Credit Facility

The Company is a party to a Second Amended and Restated Credit Agreement that provides for a senior secured revolving credit facility. The credit facility is an asset-based facility, in which the borrowing availability is primarily based on the value of the U.S. Levi’s® trademarks and the levels of certain eligible cash, accounts receivable and inventory in the United States and Canada.

Availability, interest and maturity.     The maximum availability under the credit facility is $850.0 million, of which $800.0 million is available to the Company for revolving loans in U.S. Dollars and $50.0 million is available to the Company for revolving loans in either U.S. or Canadian Dollars. Subject to the availability under the borrowing base, the Company may make and repay borrowings from time to time until the maturity of the credit facility. The Company may make voluntary prepayments of borrowings at any time and must make mandatory prepayments if certain events

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

occur. Of the maximum availability of $850.0 million, the U.S. Levi’s® trademarks are deemed to add the lesser of (i) $350.0 million and (ii) 65% of the net orderly liquidation value of such trademarks to the borrowing base. Upon the maturity date of May 23, 2022, all of the obligations outstanding under the credit facility become due. The interest rate for borrowings under the credit facility is LIBOR plus 125-175 basis points, depending on borrowing base availability, and the rate for undrawn availability is 20 basis points.

The Company’s unused availability under its amended and restated senior secured revolving credit facility was $805.2 million at November 25, 2018, as the Company’s total availability of $850.0 million, based on the collateral levels discussed above, was reduced by $42.3 million of stand-by letters of credit and by $2.5 million of other credit-related instruments. The Company has stand-by letters of credit with various international banks under the Company’s credit facility serving as guarantees to cover U.S. workers’ compensation claims and working capital requirements for certain subsidiaries, primarily in India.

The Second Amended and Restated Credit Agreement also provides that the Company may increase the availability under the Company’s credit facility up to the greater of (i) $1.6 billion in the aggregate and (ii) an amount that would not cause the Company’s secured leverage ratio (as defined in the Second Amended and Restated Credit Agreement) to exceed 3.25 to 1.00, in each case if certain conditions are met.

Guarantees and security.     The Company’s obligations under the Second Amended and Restated Credit Agreement are guaranteed by its domestic subsidiaries. The obligations under the Second Amended and Restated Credit Agreement are secured by specified domestic assets, including certain U.S. trademarks associated with the Levi’s® brand and accounts receivable, goods and inventory in the United States. Additionally, the obligations of Levi Strauss & Co. (Canada) Inc. under the credit agreement are secured by Canadian accounts receivable, goods, inventory and other Canadian assets. The lien on the U.S. Levi’s® trademarks and related intellectual property may be released at the Company’s discretion subject to certain conditions, and such release would reduce the borrowing base.

Covenants.     The Second Amended and Restated Credit Agreement contains customary covenants restricting the Company’s activities, as well as those of the Company’s subsidiaries, including limitations on the ability to sell assets, engage in mergers, or other fundamental changes, enter into capital leases or certain leases not in the ordinary course of business, enter into transactions involving related parties or derivatives, incur or prepay indebtedness, grant liens or negative pledges on the Company’s assets, make loans or other investments, pay dividends or repurchase stock or other securities, guarantee third-party obligations, engage in sale leasebacks and make changes in the Company’s corporate structure. There are exceptions to these covenants, and some are only applicable when unused availability falls below specified thresholds. In addition, the Second Amended and Restated Credit Agreement includes, as a financial covenant, a springing fixed charge coverage ratio of 1.0 to 1.0, which arises when availability falls below a specified threshold.

Events of default.     The Second Amended and Restated Credit Agreement contains customary events of default, including payment failures, breaches of representations and warranties, failure to comply with covenants, failure to satisfy other obligations under the credit agreements or related documents, defaults in respect of other indebtedness, bankruptcy, insolvency and inability to pay debts

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

when due, material judgments, pension plan terminations or specified underfunding, substantial stock ownership changes, failure of certain provisions of any guarantee or security document supporting the Company’s credit facility to be in full force and effect, change of control and specified changes in the composition of the Board. The cross-default provisions in the Second Amended and Restated Credit Agreement apply if a default occurs on other indebtedness of the Company or the guarantors in excess of $50.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lenders of or trustee for the defaulted indebtedness have the right to accelerate. If an event of default occurs under the Second Amended and Restated Credit Agreement, subject to any applicable grace period, the lenders may terminate their commitments, declare immediately payable all borrowings under the credit facility and foreclose on the collateral.

Senior Notes due 2025

Principal, interest, and maturity.     On April 27, 2015, the Company issued $500.0 million in aggregate principal amount of 5.00% senior notes due 2025 (the “Senior Notes due 2025”) to qualified institutional buyers and to purchasers outside the United States, which were later exchanged for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act of 1933, as amended (the “Securities Act”). The Senior Notes due 2025 will mature on May 1, 2025. Interest on the Senior Notes due 2025 is payable semi-annually in arrears on May 1 and November 1.

Ranking.     The Senior Notes due 2025 are not guaranteed by any of the Company’s subsidiaries and are unsecured obligations. Accordingly, they:

•	rank equal in right of payment with all of the Company’s other existing and future unsecured and unsubordinated debt;

•	rank senior in right of payment to the Company’s future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes due 2025;

•

are effectively subordinated in right of payment to all of the Company’s existing and future senior secured debt and other obligations (including the credit facility) to the extent of the value of the collateral securing such debt; and

•	are structurally subordinated to all obligations of each of the Company’s subsidiaries.

Optional redemption.     At any time prior to May 1, 2020, the Company may redeem some or all of the Senior Notes due 2025 at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, and a “make-whole” premium. On or after May 1, 2020, the Company may redeem some or all of the Senior Notes due 2025, at once or over time, at redemption prices specified in the indenture governing the Senior Notes due 2025, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to May 1, 2018, the Company may redeem up to a maximum of 40% of the original aggregate principal amount of the Senior Notes due 2025 with the proceeds of certain equity offerings at a redemption price of 105% of the principal amount of the Senior Notes due 2025, plus accrued and unpaid interest, if any, to the date of redemption. The Company recorded a discount of $13.9 million in conjunction with the issuance of the Senior Notes due 2025, related to tender and redemption premiums paid to certain holders of the Senior Notes due 2020 who participated in the issuance of the Senior Notes due 2025, which will be amortized to interest expense over the term of the notes.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Mandatory redemption, Offer to Purchase and Open Market Purchases.     The Company is not required to make any sinking fund payments with respect to the Senior Notes due 2025. However, under certain circumstances in the event of an asset sale or as described under “Change of Control” below, the Company may be required to offer to purchase the Senior Notes due 2025. The Company may from time to time purchase the Senior Notes due 2025 in the open market or otherwise.

Covenants.     The 2025 indenture contains covenants that limit, among other things, the Company’s and certain of the Company’s subsidiaries’ ability to incur additional debt, make certain restricted payments, consummate specified asset sales, enter into transactions with affiliates, and incur liens, and that, impose restrictions on the ability of its subsidiaries to pay dividends or make payments to the Company and its restricted subsidiaries, merge or consolidate with another person, and dispose of all or substantially all of the Company’s assets or its restricted subsidiaries’ assets. The 2025 indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment of principal, premium or interest, breach of covenants in the 2025 indenture, payment defaults or acceleration of certain other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the 2025 indenture or the holders of at least 25% in principal amount of the then outstanding Senior Notes due 2025 may declare all the Senior Notes due 2025 to be due and payable immediately.

Change of control.     Upon the occurrence of a change in control (as defined in the 2025 indenture), each holder of the Senior Notes due 2025 may require us to repurchase all or a portion of the Senior Notes due 2025 in cash at a price equal to 101% of the principal amount of the Senior Notes due 2025 to be repurchased, plus accrued and unpaid interest, if any, to the date of purchase.

Senior Notes due 2027

Principal, interest and maturity.     On February 28, 2017, the Company issued €475.0 million in aggregate principal amount of 3.375% senior notes due 2027 (the “Senior Notes due 2027”) to qualified institutional buyers and to purchasers outside the United States, which were later exchanged for new notes in the same principal amount with substantially identical terms, except that the new notes were registered under the Securities Act. The Senior Notes due 2027 will mature on March 15, 2027. Interest on the Senior Notes due 2027 is payable semi-annually in arrears on March 15 and September 15.

Ranking.     The Senior Notes due 2027 are not guaranteed by any of the Company’s subsidiaries and are unsecured obligations. Accordingly, they:

•	rank equal in right of payment with all of the Company’s other existing and future unsecured and unsubordinated debt;

•	rank senior in right of payment to the Company’s future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes due 2027;

•

are effectively subordinated in right of payment to all of the Company’s existing and future senior secured debt and other obligations (including the credit facility) to the extent of the value of the collateral securing such debt; and

•	are structurally subordinated to all obligations of each of the Company’s subsidiaries.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Optional redemption.     At any time prior to March 15, 2020, the Company may redeem up to a maximum of 40% of the aggregate principal amount of the Senior Notes due 2027 with the proceeds of certain equity offerings at a redemption price of 103.375% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. In addition, the Company may redeem some or all of the Senior Notes due 2027 prior to March 15, 2022, at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, and a “make-whole” premium. On or after March 15, 2022, the Company may redeem some or all of the Senior Notes due 2027, at once or over time, at redemption prices specified in the indenture governing the Senior Notes due 2027, or the 2027 indenture, and together with the 2025 indenture, the indentures, plus accrued and unpaid interest, if any, to the date of redemption.

Mandatory redemption, offer to purchase and open market purchases.     The Company is not required to make any sinking fund payments with respect to the Senior Notes due 2027. However, under certain circumstances in the event of an asset sale or as described under “Change of Control” below, the Company may be required to offer to purchase the Senior Notes due 2027. The Company may from time to time purchase the Senior Notes due 2027 in the open market or otherwise.

Covenants.     The 2027 indenture contains covenants that limit, among other things, the Company’s and certain of the Company’s subsidiaries’ ability to incur additional debt, pay dividends or make other restricted payments, consummate specified asset sales, enter into transactions with affiliates and incur liens, and that impose restrictions on the ability of its subsidiaries to pay dividends or make payments to the Company and its restricted subsidiaries, merge or consolidate with another person, and sell, assign, transfer, lease convey or otherwise dispose of all or substantially all of the Company’s assets or the assets of its restricted subsidiaries. The 2027 indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment of principal, premium or interest, breach of covenants, in the 2027 indenture, payment defaults or acceleration of certain other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the 2027 indenture or the holders of at least 25% in principal amount of the then outstanding Senior Notes due 2027 may declare all the Senior Notes due 2027 to be due and payable immediately.

Change of control.     Upon the occurrence of a change in control (as defined in the 2027 indenture), each holder of the Senior Notes due 2027 may require the Company to repurchase all or a portion of the Senior Notes due 2027 in cash at a price equal to 101% of the principal amount of the Senior Notes due 2027 to be repurchased, plus accrued and unpaid interest, if any, to the date of purchase.

Use of Proceeds and Loss on Early Extinguishment of Debt.     On March 3, 2017, the Company completed a cash tender offer for $370.3 million of the 6.875% Senior Notes due 2022 and the remaining $154.7 million was called on March 31, 2017 for redemption on May 1, 2017. The tender offer and redemption, as well as underwriting fees associated with the new issuance, were primarily funded with the proceeds from the issuance of the Senior Notes due 2027, as well as cash on hand. The Company recorded a $22.8 million loss on early extinguishment of debt in 2017. The loss includes $21.9 million of tender and call premiums on the retired debt.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Short-term Borrowings

Short-term borrowings consist of term loans and revolving credit facilities at various foreign subsidiaries that the Company expects to either pay over the next 12 months or refinance at the end of their applicable terms. Certain of these borrowings are guaranteed by stand-by letters of credit issued under the Company’s amended and restated senior secured revolving credit facility.

Principal Payments on Debt

The table below sets forth, as of November 25, 2018, the Company’s required aggregate short-term and long-term debt principal payments (inclusive of premium and discount):

(Dollars in thousands)
2019	$31,935
2020	—
2021	—
2022	—
2023	—
Thereafter	1,031,866

Total future debt principal payments	$1,063,801

Interest Rates on Borrowings

The Company’s weighted-average interest rate on average borrowings outstanding during 2018, 2017 and 2016 was 5.01%, 5.60% and 6.37%, respectively. The weighted-average interest rate on average borrowings outstanding includes the amortization of capitalized issuance costs, including underwriting fees and other expenses, and excludes interest on obligations to participants under deferred compensation plans.

Dividends and Restrictions

The terms of the indentures relating to the Company’s unsecured notes and its amended and restated senior secured revolving credit facility agreement contain covenants that restrict the Company’s ability to pay dividends to its stockholders. For information about the Company’s dividend payments, see Note 14. As of November 25, 2018, and at the time the dividends were paid, the Company met the requirements of its debt instruments.

Subsidiaries of the Company that are not wholly-owned subsidiaries and that are “restricted subsidiaries” under the Company’s indentures are permitted under the indentures to pay dividends to all stockholders either on a pro rata basis or on a basis that results in the receipt by the Company or a restricted subsidiary that is the parent of the restricted subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis.

The terms of the indentures relating to the Company’s unsecured notes and its amended and restated senior secured revolving credit facility agreement contain covenants that restrict (in each case subject to certain exceptions) the Company or any restricted subsidiary from entering into any

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

arrangements that would restrict the payment of dividends or of any obligation owed by the restricted subsidiary to the Company or any other restricted subsidiary, the making of any loans or advances to the Company or any other restricted subsidiary, or transferring any of its property to the Company or any other restricted subsidiary.

NOTE 7: GUARANTEES

Indemnification agreements.    In the ordinary course of business, the Company enters into agreements containing indemnification provisions under which the Company agrees to indemnify the other party for specified claims and losses. For example, the Company’s trademark license agreements, real estate leases, consulting agreements, logistics outsourcing agreements, securities purchase agreements and credit agreements typically contain such provisions. This type of indemnification provision obligates the Company to pay certain amounts associated with claims brought against the other party as the result of trademark infringement, negligence or willful misconduct of Company employees, breach of contract by the Company including inaccuracy of representations and warranties, specified lawsuits in which the Company and the other party are co-defendants, product claims and other matters. These amounts generally are not readily quantifiable; the maximum possible liability or amount of potential payments that could arise out of an indemnification claim depends entirely on the specific facts and circumstances associated with the claim. The Company has insurance coverage that minimizes the potential exposure to certain of such claims. The Company also believes that the likelihood of material payment obligations under these agreements to third parties is low.

Covenants.    The Company’s long-term debt agreements and the Second Amended and Restated Credit Agreement contain customary covenants restricting its activities as well as those of its subsidiaries, including limitations on its and its subsidiaries’ ability to sell assets; engage in mergers; enter into capital leases or certain leases not in the ordinary course of business; enter into transactions involving related parties or derivatives; incur or prepay indebtedness or grant liens or negative pledges on its assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third-party obligations; make capital expenditures; and make changes in its corporate structure. For additional information, see Note 6. As of November 25, 2018, the Company was in compliance with all of these covenants.

NOTE 8: EMPLOYEE BENEFIT PLANS

Pension plans.    The Company has several non-contributory defined benefit retirement plans covering eligible employees. Plan assets are invested in a diversified portfolio of securities including stocks, bonds, cash equivalents and other alternative investments including real estate investment trust funds. Benefits payable under the plans are based on years of service, final average compensation, or both. The Company retains the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations.

Postretirement plans.    The Company maintains plans that provide postretirement benefits to eligible employees, principally health care, to substantially all U.S. retirees and their qualified dependents. These plans were established with the intention that they would continue indefinitely. However, the Company retains the right to amend, curtail or discontinue any aspect of the plans at any time. The plans are contributory and contain certain cost-sharing features, such as deductibles and coinsurance. The Company’s policy is to fund postretirement benefits as claims and premiums are paid.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The following tables summarize activity of the Company’s defined benefit pension plans and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits
	2018	2017	2018	2017
	(Dollars in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$1,243,852	$1,191,934	$98,675	$112,451
Service cost(1)	3,602	3,427	113	172
Interest cost	36,070	36,853	2,718	3,148
Plan participants’ contribution	570	570	4,105	4,376
Actuarial (gain) loss(1)(2)	(69,602)	65,669	(6,353)	(5,516)
Net curtailment loss	113	132	—	—
Impact of foreign currency changes	(6,983)	15,545	—	—
Plan settlements	(63)	(410)	—	—
Net benefits paid	(70,839)	(69,868)	(16,351)	(15,956)

Benefit obligation at end of year	$1,136,720	$1,243,852	$82,907	$98,675

Change in plan assets:
Fair value of plan assets at beginning of year	948,706	837,322	—	—
Actual (loss) return on plan assets(3)	(36,468)	117,188	—	—
Employer contribution(4)	122,492	52,386	12,246	11,580
Plan participants’ contributions	570	570	4,105	4,376
Plan settlements	(63)	(410)	—	—
Impact of foreign currency changes	(5,822)	11,518	—	—
Net benefits paid	(70,839)	(69,868)	(16,351)	(15,956)

Fair value of plan assets at end of year	958,576	948,706	—	—

Unfunded status at end of year	$(178,144)	$(295,146)	$(82,907)	$(98,675)

(1)	Classification of service cost and actuarial loss related to U.S. and U.K. pension plans for 2017 have been conformed to the 2018 presentation.
(2)

2018 actuarial gains and 2017 actuarial losses in the Company’s pension benefit plans resulted from changes in discount rate assumptions. Changes in financial markets during 2018 including an increase in corporate bond yield indices, resulted in a decrease in benefit obligations. Changes in financial markets during 2017 including a decrease in corporate bond yield indices, resulted in an increase in benefit obligations.

(3)	The decrease in return on plan assets in the Company’s pension benefit plans in 2018 was primarily due to worse-than-expected asset performance of U.S. and international equity securities.
(4)	The increase in employer contributions to the Company’s pension benefit plans is due to additional planned contributions made during the year.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Amounts recognized in the Company’s consolidated balance sheets as of November 25, 2018 and November 26, 2017, consist of the following:

	Pension Benefits		Postretirement Benefits
	2018	2017	2018	2017
	(Dollars in thousands)
Unfunded status recognized on the balance sheet:
Prepaid benefit cost	$22,738	$24,644	$—	$—
Accrued benefit liability—current portion	(9,390)	(9,316)	(8,725)	(9,427)
Accrued benefit liability—long-term portion	(191,491)	(310,474)	(74,182)	(89,248)

	$(178,143)	$(295,146)	$(82,907)	$(98,675)

Accumulated other comprehensive loss:
Net actuarial loss	$(365,424)	$(362,602)	$(14,652)	$(21,878)
Net prior service benefit	351	419	—	—

	$(365,073)	$(362,183)	$(14,652)	$(21,878)

The accumulated benefit obligation for all defined benefit plans was $1.1 billion and $1.2 billion at November 25, 2018 and November 26, 2017. Information for the Company’s defined benefit plans with an accumulated or projected benefit obligation in excess of plan assets is as follows:

	Pension Benefits
	2018	2017
	(Dollars in thousands)
Accumulated benefit obligations in excess of plan assets:
Aggregate accumulated benefit obligation	$986,084	$1,091,856
Aggregate fair value of plan assets	792,427	775,859

Projected benefit obligations in excess of plan assets:
Aggregate projected benefit obligation	$1,028,074	$1,131,873
Aggregate fair value of plan assets	827,193	812,082

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The components of the Company’s net periodic benefit cost were as follows:

	Pension Benefits			Postretirement Benefits
	2018	2017	2016	2018	2017	2016
	(Dollars in thousands)
Net periodic benefit cost:
Service cost(1)	$3,602	$3,427	$2,701	$113	$172	$200
Interest cost	36,070	36,853	37,819	2,718	3,148	3,223
Expected return on plan assets(1)	(48,830)	(42,033)	(42,889)	—	—	—
Amortization of prior service benefit	(65)	(62)	(61)	—	—	—
Amortization of actuarial gain / loss	12,650	13,489	12,036	872	1,271	2,967
Curtailment (gain) loss	38	106	(140)	—	—	—
Net settlement (gain) loss	(102)	126	49	—	—	—

Net periodic benefit cost	3,363	11,906	9,515	3,703	4,591	6,390

Changes in accumulated other comprehensive loss:
Actuarial loss (gain)	15,373	(9,785)	32,187	(6,354)	(5,516)	5,556
Amortization of prior service benefit	65	62	61	—	—	—
Amortization of actuarial gain / loss	(12,650)	(13,489)	(12,036)	(872)	(1,271)	(2,967)
Curtailment gain	—	—	173	—	—	—
Net settlement gain (loss)	102	(126)	(49)	—	—	—

Total recognized in accumulated other comprehensive loss	2,890	(23,338)	20,336	(7,226)	(6,787)	2,589

Total recognized in net periodic benefit cost and accumulated other comprehensive loss	$6,253	$(11,432)	$29,851	$(3,523)	$(2,196)	$8,979

(1)	Classification of service cost and expected return on plan assets related to U.S. and U.K. pension plans for 2017 and 2016 have been conformed to the 2018 presentation.

The amounts that will be amortized from “Accumulated other comprehensive loss” into net periodic benefit cost in 2019 for the Company’s defined benefit pension and postretirement benefit plans are expected to be $13.3 million and $0.5 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Assumptions used in accounting for the Company’s benefit plans were as follows:

	Pension Benefits			Postretirement Benefits
	2018	2017	2016	2018	2017	2016
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	3.4%	3.8%	4.0%	3.4%	3.7%	3.8%
Expected long-term rate of return on plan assets	5.4%	5.8%	5.9%
Rate of compensation increase	3.4%	3.4%	3.4%
Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.1%	3.4%	3.8%	4.2%	3.4%	3.7%
Rate of compensation increase	3.4%	3.4%	3.4%
Assumed health care cost trend rates were as follows:
Health care trend rate assumed for next year				5.9%	6.3%	6.4%
Rate trend to which the cost trend is assumed to decline				4.4%	4.4%	4.4%
Year that rate reaches the ultimate trend rate				2037	2037	2038

For the Company’s U.S. benefit plans, the discount rate used to determine the present value of the future pension and postretirement plan obligations was based on a yield curve constructed from a portfolio of high quality corporate bonds with various maturities. Each year’s expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate. The Company utilized a variety of country-specific third-party bond indices to determine the appropriate discount rates to use for the benefit plans of its foreign subsidiaries.

The Company bases the overall expected long-term rate of return on assets on anticipated long-term returns of individual asset classes and each pension plans’ target asset allocation strategy based on current economic conditions. For the U.S. pension plan, the expected long-term returns for each asset class are determined through a mean-variance model to estimate 20-year returns for the plan.

Health care cost trend rate assumptions are not a significant input in the calculation of the amounts reported for the Company’s postretirement benefits plans. A one percentage-point change in assumed health care cost trend rates would have no significant effect on the total service and interest cost components or on the postretirement benefit obligation.

Consolidated pension plan assets relate primarily to the U.S. pension plan. The Company utilizes the services of independent third-party investment managers to oversee the management of U.S. pension plan assets.

The Company’s investment strategy is to invest plan assets in a diversified portfolio of domestic and international equity securities, fixed income securities and real estate and other alternative investments with the objective to provide a regular and reliable source of assets to meet the benefit obligation of the pension plans. Prohibited investments for the U.S. pension plan include certain privately placed or other non-marketable debt instruments, letter stock, commodities or commodity contracts and derivatives of mortgage-backed securities, such as interest-only, principal-only or inverse floaters. The current target allocation percentages for the Company’s U.S. pension plan assets are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

25% for equity securities and real estate with an allowable deviation of plus or minus 4% and 75% for fixed income securities with an allowable deviation of plus or minus 4%.

The fair value of the Company’s pension plan assets by asset class are as follows:

	Year Ended November 25, 2018
Asset Class	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Cash and cash equivalents	$3,818	$3,818	$—	$—
Equity securities(1)
U.S. large cap	91,663	—	91,663	—
U.S. small cap	10,871	—	10,871	—
International	86,974	—	86,974	—
Fixed income securities(2)	714,034	—	714,034	—
Other alternative investments
Real estate(3)	35,265	—	35,265	—
Private equity(4)	383	—	—	383
Hedge fund(5)	11,389	—	11,389	—
Other(6)	4,179	—	4,179	—

Total investments at fair value	$958,576	$3,818	$954,375	$383

	Year Ended November 26, 2017
Asset Class	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Cash and cash equivalents	$1,164	$1,164	$—	$—
Equity securities(1)
U.S. large cap	209,568	—	209,568	—
U.S. small cap	42,874	—	42,874	—
International	141,924	—	141,924	—
Fixed income securities(2)	463,617	—	463,617	—
Other alternative investments
Real estate(3)	69,546	—	69,546	—
Private equity(4)	764	—	—	764
Hedge fund(5)	14,934	—	14,934	—
Other(6)	4,315	—	4,315	—

Total investments at fair value	$948,706	$1,164	$946,778	$764

(1)	Primarily comprised of equity index funds that track various market indices.
(2)	Predominantly includes bond index funds that invest in long-term U.S. government and investment grade corporate bonds.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

(3)	Primarily comprised of investments in U.S. Real Estate Investment Trusts.
(4)

Represents holdings in a diversified portfolio of private equity funds and direct investments in companies located primarily in North America. Fair values are determined by investment fund managers using primarily unobservable market data.

(5)	Primarily invested in a diversified portfolio of equities, bonds, alternatives and cash with a low tolerance for capital loss.
(6)

Primarily relates to accounts held and managed by a third-party insurance company for employee-participants in Belgium. Fair values are based on accumulated plan contributions plus a contractually-guaranteed return plus a share of any incremental investment fund profits.

The fair value of plan assets are composed of U.S. plan assets of $792.4 million and non-U.S. plan assets of $166.2 million. The fair values of the substantial majority of the equity, fixed income and real estate investments are based on the net asset value of commingled trust funds that passively track various market indices.

The Company’s estimated future benefit payments to participants, which reflect expected future service, as appropriate are anticipated to be paid as follows:

	Pension Benefits	Postretirement Benefits	Total
	(Dollars in thousands)
2019	$68,292	$10,413	$78,705
2020	67,640	9,995	77,635
2021	68,115	9,633	77,748
2022	69,933	9,172	79,105
2023	70,040	8,579	78,619
2024-2028	355,238	34,622	389,860

At November 25, 2018, the Company’s contributions to its pension plans in 2019 are estimated to be $16 million.

NOTE 9: EMPLOYEE INVESTMENT PLANS

The Company’s Employee Savings and Investment Plan (“ESIP”) is a qualified plan that covers eligible U.S. payroll employees. The Company matches 125% of ESIP participant’s contributions to all funds maintained under the qualified plan up to the first 6.0% of eligible compensation. Total amounts charged to expense for the Company’s employee investment plans for the years ended November 25, 2018, November 26, 2017 and November 27, 2016, were $14.9 million, $13.4 million and $12.0 million, respectively.

NOTE 10: EMPLOYEE INCENTIVE COMPENSATION PLANS

Annual Incentive Plan

The Annual Incentive Plan (“AIP”) provides a cash bonus that is earned based upon the Company’s business unit and consolidated financial results as measured against pre-established internal targets and upon the performance and job level of the individual. Total amounts charged to expense for this plan for the years ended November 25, 2018, November 26, 2017, and November 27,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

2016 were $114.3 million, $88.0 million and $68.3 million, respectively. Total amounts accrued for this plan as of November 25, 2018, and November 26, 2017 were $114.4 million and $85.4 million, respectively. The increase in the amounts charged to expense and liability balance in comparison to prior year reflects outperformance against the Company’s internally-set objectives.

Long-Term Incentive Plans

2016 Equity Incentive Plan (“EIP”).     In July 2006, the Board adopted, and the stockholders approved, the EIP. The EIP was subsequently amended in 2011 and 2014 and then amended and restated by the Board and approved by the stockholders in April 2016. For more information on this plan, see Note 11.

Cash Long-Term Incentive Plan (“LTIP”).     The Company established a long-term cash incentive plan effective at the beginning of 2005. In 2017, this program was replaced by cash-settled phantom restricted stock units. Refer to Note 11 for more information. Executive officers are not participants in this plan. Performance will be measured at the end of a three-year period based on the Company’s performance against the following pre-established targets: (i) the target compound annual growth rate in the Company’s net revenues over the three-year period; (ii) the Company’s average margin of net earnings over the three-year period adjusted for certain items such as interest and taxes and total stockholder return over the three-year period relative to an expanded peer group. Awards will be paid out in the quarter following the end of the three-year period based on Company performance against the pre-established targets.

The Company recorded expense for the LTIP of $4.1 million, $4.5 million and $4.9 million for the years ended November 25, 2018, November 26, 2017 and November 27, 2016, respectively. As of November 25, 2018 and November 26, 2017, the Company had accrued a total of $8.1 million and $10.6 million, respectively, for the LTIP.

NOTE 11: STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company recognized stock-based compensation expense of $89.8 million, $57.1 million and $20.3 million, and related income tax benefits of $22.3 million, $22.0 million and $7.8 million, respectively, for the years ended November 25, 2018, November 26, 2017 and November 27, 2016, respectively. As of November 25, 2018, there was $67.3 million of total unrecognized compensation cost related to unvested equity and liability awards, which cost is expected to be recognized over a weighted-average period of 2.09 years. No stock-based compensation cost has been capitalized in the accompanying consolidated financial statements.

For the year ended November 26, 2017, the Company’s results include an out-of-period adjustment, which increased selling, general and administrative expenses by $8.3 million and decreased net income by $5.1 million. This item, which originated in prior years, relates to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement.

2016 Equity Incentive Plan

Under the Company’s EIP, a variety of stock awards, including stock options, restricted stock, restricted stock units (“RSUs”), stock appreciation rights (“SARs”) and cash or equity settled awards

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

may be granted. The aggregate number of shares of common stock authorized for issuance under the EIP is 80,000,000 shares. At November 25, 2018, the number of shares available for issuance is 38,251,240 shares.

Under the EIP, stock awards and SARs have a maximum contractual term of seven years and generally must have an exercise price at least equal to the fair market value of the Company’s common stock on the grant date. Awards generally vest according to terms determined at the time of grant, or as otherwise determined by the Board in its discretion.

Upon the exercise of a stock-settled SAR, the participant will receive shares of common stock. The number of shares of common stock issued per SAR unit exercised is equal to (i) the excess of the per-share fair market value of the Company’s common stock on the date of exercise over the exercise price of the SAR, divided by (ii) the per-share fair market value of the Company’s common stock on the date of exercise.

Effective in 2017, stock-settled RSUs which include service or performance conditions were issued to certain employees. Each recipient’s vested RSUs are converted to a share of common stock within 30 days of vesting. These RSUs do not have “dividend equivalent rights”.

Non-employee members of the Board receive RSUs annually. Each recipient’s vested RSUs are converted to a share of common stock six months after their discontinuation of service with the Company. The RSUs additionally have “dividend equivalent rights” of which dividends paid by the Company on its common stock are credited by the equivalent addition of RSUs.

Shares of common stock will be issued from the Company’s authorized but unissued shares and are subject to the Stockholders’ Agreement that governs all shares.

Shares of common stock issued under the EIP contain certain repurchase rights, which may be exercised only with respect to shares of the Company’s common stock that have been held by a participant for at least six months following their issuance date. As a result, the holder is exposed to the risk and rewards of ownership for a reasonable period of time. Accordingly, the SARs and RSUs are classified as equity awards. Stock-based awards settled in cash are classified as liability awards based on expected vesting and included as a component of “Accrued salaries, wages and employee benefits” or “Other long-term liabilities” on the accompanying consolidated balance sheets.

Temporary equity.     Equity-classified stock-based awards that may be settled in cash at the option of the holder are presented on the balance sheet outside of permanent equity. Accordingly, “temporary equity” on the accompanying consolidated balance sheets includes the redemption value of these awards generally related to the elapsed service period since the grant date reflecting patterns of compensation cost recognition, as well as the fair value of the common stock issued pursuant to the EIP. The increase in temporary equity from the year ended November 26, 2017 to November 25, 2018 was primarily due to an appreciation in the fair value of the Company’s common stock price and additional compensation cost recognition for awards.

Equity Awards

SARs.    The Company grants SARs, which include service or performance conditions, to a small group of the Company’s senior executives. SARs with service conditions (“Service SARs”) vest from

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

three-and-a-half to four years, and have maximum contractual lives of seven years. SARs with performance conditions (“Performance SARs”) vest at varying unit amounts, up to 150% of those awarded, based on the attainment of certain three-year cumulative performance goals and have maximum contractual lives of seven years. The Company did not grant Performance SARs in 2017 or 2018. SARs activity during the year ended November 25, 2018 was as follows:

	Service SARs				Performance-based SARs
	Units	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value	Units	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(Units and dollars in thousands)
Outstanding at November 26, 2017	25,300	$5.45	3.5		10,794	$6.05	4.1
Granted	1,547	9.60			—	—
Exercised	(8,726)	4.25			(1,367)	6.19
Forfeited	(250)	8.54			(503)	6.47
Performance adjustment	—	—			293	7.44

Outstanding at November 25, 2018	17,871	$6.36	3.4		9,217	$6.05	3.1

Vested and expected to vest at November 25, 2018	17,745	$6.35	3.4	$146,428	10,018	$6.06	3.2	$85,513

Exercisable at November 25, 2018	12,534	$5.92	2.7	$108,844	5,655	$5.96	2.3	$48,853

The aggregate intrinsic values are calculated as the difference between the exercise price of the underlying SARs and the fair value of the Company’s common stock that were in-the-money at that date.

	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Aggregate intrinsic value of Service SARs exercised during the year	$53,398	$25,572	$1,443
Aggregate intrinsic value of Performance SARs exercised during the year	$6,777	$883	$986

Unrecognized future compensation costs as of November 25, 2018 of $3.4 million for Service SARs and $0.2 million for Performance SARs are expected to be recognized over weighted-average

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

periods of 1.71 years and 0.17 years, respectively. The Company believes it is probable that the performance-based SARs will vest.

The weighted-average grant date fair value of SARs was estimated using the Black-Scholes option valuation model, unless the awards were subject to market conditions, in which case the Company utilized the Monte Carlo simulation model. The weighted-average grant date fair values and corresponding weighted-average assumptions used in the Black-Scholes option valuation model were as follows:

	Service SARs Granted			Performance SARs Granted
	2018	2017	2016	2016
Weighted-average grant date fair value	$2.61	$1.61	$1.57	$1.59

Weighted-average assumptions:
Expected life (in years)	4.9	4.9	4.8	5.0
Expected volatility	35.7%	32.5%	36.4%	36.3%
Risk-free interest rate	2.5%	1.9%	1.1%	1.1%
Expected dividend	2.5%	2.7%	2.5%	2.5%

The weighted-average grant date fair value of SARs subject to market conditions was estimated using a Monte Carlo simulation model. The weighted-average grant date fair values and corresponding weighted-average assumptions used in the model were as follows:

Performance SARs Granted
2016
Weighted-average grant date fair value	$2.06

Weighted-average assumptions:
Expected life (in years)	4.8
Expected volatility	36.5%
Risk-free interest rate	1.5%
Expected dividend	2.6%

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Service and Performance RSUs.    The Company grants RSUs, which include service or performance conditions, to a small group of the Company’s senior executives. RSUs with service conditions (“Service RSUs”) granted during 2018 vest in four annual equal installments of 25% beginning on the first anniversary of the date granted subject to continued employment. Service RSUs granted in 2017 cliff vest in three years subject to continued employment. RSUs with performance conditions (“Performance RSUs”) vest at varying unit amounts, up to 200% of those awarded, based on the attainment of certain three-year cumulative performance goals over a three year performance period subject to continued employment. Service and Performance RSU activity during the year ended November 25, 2018 was as follows:

	Service RSUs			Performance RSUs
	Units	Weighted- Average Fair Value	Weighted- Average Remaining Contractual Life (Years)	Units	Weighted- Average Fair Value	Weighted- Average Remaining Contractual Life (Years)
	(Units in thousands)
Outstanding at November 26, 2017	547	$6.90	2.4	1,094	$6.90	2.4
Granted	525	9.60		842	9.60
Forfeited	(42)	9.60		(192)	8.07

Outstanding at November 25, 2018	1,030	$8.17	1.7	1,744	$8.08	1.4

Unrecognized future compensation cost as of November 25, 2018 of $2.2 million for Service RSUs and $3.1 million for Performance RSUs are expected to be recognized over a weighted-average period of 1.98 years and 1.37 years, respectively.

The Board estimated the grant date fair value of Service and Performance RSUs using factors including the most recent valuation conducted by a third-party valuation firm, unless the awards were subject to market conditions, in which case it utilized the Monte Carlo simulation model. During 2018 and 2017, the weighted-average grant date fair value for Service RSUs and Performance RSUs granted without a market condition was $9.16 and $6.49, respectively. The weighted-average grant date fair value and corresponding weighted-average assumptions used in the Monte Carlo valuation model were as follows:

	Performance RSU Granted
	2018	2017
Weighted-average grant date fair value	$10.45	$8.23

Weighted-average assumptions:
Expected life (in years)	3.0	3.0
Expected volatility	37.2%	33.5%
Risk-free interest rate	2.3%	1.4%
Expected dividend	2.5%	2.7%

RSUs to the Board of Directors.    The Company grants RSUs to certain members of its Board (“Board RSUs”). The total fair value of Board RSUs granted to during the year ended November 25,

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

2018 of $1.5 million was estimated using the fair value of the Company’s common stock. The total fair value of RSUs outstanding, vested and expected to vest was $10.1 million and $6.5 million as of November 25, 2018 and November 26, 2017, respectively.

Board RSUs vest in a series of three equal installments at 13 months, 24 months and 36 months following the date of grant subject to continued service. However, if the recipient’s continuous service terminates for a reason other than cause after the first vesting installment, but prior to full vesting, then the remaining unvested portion of the award becomes fully vested as of the date of such termination.

Liability Awards

The Company grants cash settled phantom restricted stock units, which include service or performance conditions, to select levels of the Company’s management. Upon vesting of a phantom restricted stock unit, the participant will receive a cash payout in an amount equal to the vested units multiplied by the fair value of the Company’s common stock at the end of the service or performance period.

Phantom restricted stock units with service conditions (“Phantom Service RSUs”) granted during 2018 vest in four annual equal installments of 25% beginning on the first anniversary of the date granted subject to continued employment. The Phantom Service RSUs granted in 2017 cliff vest in three years subject to continued employment. For Phantom Service RSUs prior to 2017, the actual number of Phantom Service RSUs to vest is subject to a minimum and maximum, based on the fair value of the common stock at the end of the three-year performance period. Phantom restricted stock units with performance conditions (“Phantom Performance RSUs”) vest at varying unit amounts, up to 200% of those awarded, based on attainment of certain three-year cumulative performance goals and subject to continued employment.

Liability award activity during the year ended November 25, 2018 was as follows:

	Phantom Service RSUs			Phantom Performance RSUs
	Units	Weighted- Average Fair Value	Fair Value At Period End	Units	Weighted- Average Fair Value	Fair Value At Period End
	(Units in thousands)
Outstanding at November 26, 2017	8,750	$6.79	$8.45	1,040	$6.93	$8.45
Granted	3,000	9.77		870	9.67
Vested	(1,950)	7.45		—	—
Performance adjustment	90	6.91		—	—
Forfeited	(790)	7.24		(200)	7.80

Outstanding at November 25, 2018	9,100	$7.59	$14.60	1,710	$8.22	$14.60

Expected to vest at November 25, 2018	8,470	$7.53	$14.60	1,530	$8.18	$14.60

The total fair value of Phantom Service RSU awards vested during 2018, 2017 and 2016 was $17.0 million, $9.2 million and $15.8 million, respectively. The weighted-average fair value of Phantom

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Service RSUs at the grant date was estimated based on the fair value of the Company’s common stock. The Company accrued for $94.5 million of Phantom Service RSUs and Phantom Performance RSUs as of November 25, 2018.

Unrecognized future compensation cost as of November 25, 2018 of $46.4 million for Phantom Service RSUs and $11.9 million for Phantom Performance RSUs are expected to be recognized over a weighted-average period of 2.28 years and 1.73 years, respectively. The Company believes it is probable that the liability awards will vest.

NOTE 12: LONG-TERM EMPLOYEE RELATED BENEFITS

Long-term employee-related benefit liabilities primarily consist of the Company’s liabilities for its deferred compensation plans.

Deferred compensation plan for executives and outside directors, established January 1, 2003.    The Company has a non-qualified deferred compensation plan for executives and outside directors that was established on January 1, 2003 and amended thereafter. The deferred compensation plan obligations are payable in cash upon retirement, termination of employment and/or certain other times in a lump-sum distribution or in installments, as elected by the participant in accordance with the plan. As of November 25, 2018 and November 26, 2017, these plan liabilities totaled $34.2 million and $29.4 million. The Company held funds of $34.4 million and $31.1 million in an irrevocable grantor’s rabbi trust as of November 25, 2018 and November 26, 2017, respectively, related to this plan. Rabbi trust assets are classified as available-for-sale marketable securities and are included in “Other current assets” or “Other non-current assets” on the Company’s consolidated balance sheets. Unrealized gains and losses on these marketable securities are reported as a separate component of stockholders’ equity and included in AOCI on the Company’s consolidated balance sheets.

Deferred compensation plan for executives, prior to January 1, 2003.    The Company also maintains a non-qualified deferred compensation plan for certain management employees relating to compensation deferrals for the period prior to January 1, 2003. The rabbi trust is not a feature of this plan. As of November 25, 2018 and November 26, 2017, liabilities for this plan totaled $28.4 million and $31.8 million, respectively.

Interest earned by the participants in deferred compensation plans was $0.7 million, $8.1 million and $2.5 million for the years ended November 25, 2018, November 26, 2017 and November 27, 2016, respectively. The charges were included in “interest expense” in the Company’s consolidated statements of income.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under operating leases and lease financing obligations for manufacturing, finishing and distribution facilities, office space, retail stores and equipment.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

At November 25, 2018, future minimum payments under operating leases and lease financing obligations were as follows:

Future Minimum Payments
(Dollars in thousands)
2019	$215,634
2020	185,902
2021	152,512
2022	129,675
2023	98,319
Thereafter	281,482

Total future minimum lease payments	$1,063,524

In general, leases relating to real estate may include renewal options of various length. The San Francisco headquarters office lease contains multiple renewal options of up to 57 years. Rental expense for the years ended November 25, 2018, November 26, 2017 and November 27, 2016 was $258.6 million, $220.2 million and $204.6 million, respectively. At November 25, 2018, the lease financing obligation balance was $34.0 million, the majority of which is recorded in “Other long-term liabilities”. The remaining minimum payments under the lease financing obligations are $43.8 million. The lease financing obligation balance at the end of the lease term will be approximately $21.1 million which approximates the net book value of the buildings to be relinquished to the lessor. As of November 25, 2018, and November 26, 2017, the gross carrying values of assets related to build-to-suit lease arrangements accounted for as lease financing obligations were $44.6 million and $34.0 million, respectively, with associated accumulated depreciation of $3.1 million and $1.8 million, respectively.

Forward Foreign Exchange Contracts

The Company uses over-the-counter derivative instruments to manage its exposure to foreign currencies. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the forward foreign exchange contracts. However, the Company believes that its exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. See Note 5 for additional information.

Other Contingencies

Litigation.    In the ordinary course of business, the Company has various pending cases involving contractual matters, facility and employee-related matters, distribution matters, product liability claims, trademark infringement and other matters. The Company does not believe any of these pending legal proceedings will have a material impact on its financial condition, results of operations or cash flows.

Customs Duty Audits.    The Company imports both raw materials and finished garments into all of its operating regions and as such, is subject to numerous countries’ complex customs laws and regulations with respect to its import and export activity. The Company is currently undergoing audit assessments and the related legal appeal processes with various customs authorities. While the

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Company is vigorously defending its position and does not believe any of the claims for customs duty and related charges have merit, the ultimate resolution of these assessments and legal proceedings are subject to risk and uncertainty.

NOTE 14: DIVIDEND

The Company paid cash dividends totaling $90 million on its common stock in two $45 million installments in the first and fourth quarters of 2018. In 2017, cash dividends of $70 million were paid in two $35 million installments in the first and fourth quarters of the year. In 2016, cash dividends of $60 million were paid in the second quarter of the year. Subsequent to the Company’s year end, the Board declared two cash dividends of $55 million each. The Company expects to pay the first dividend in the first quarter of 2019 to the holders of record of the common stock at the close of business on February 8, 2019 and the second dividend in the fourth quarter of 2019 to the holders of record of the common stock at the close of business on October 5, 2019.

The Company does not have an established annual dividend policy. The Company will continue to review its ability to pay cash dividends at least annually, and dividends may be declared at the discretion of the Board depending upon, among other factors, the Company’s financial condition and compliance with the terms of the Company’s debt agreements.

NOTE 15: ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive income (loss) is summarized below:

	Levi Strauss & Co.					Non- controlling Interest
	Pension and Post- retirement Benefits	Translation Adjustments		Unrealized Gain (Loss) on Marketable Securities
		Net Investment Hedges	Foreign Currency Translation		Total	Foreign Currency Translation	Totals
	(Dollars in thousands)
Accumulated other comprehensive (loss) income at November 29, 2015	$(236,340)	$(18,247)	$(126,359)	$1,880	$(379,066)	$8,965	$(370,101)

Gross changes	(22,925)	(829)	(30,848)	143	(54,459)	468	(53,991)
Tax	7,238	319	(1,291)	(55)	6,211	—	6,211

Other comprehensive income (loss), net of tax	(15,687)	(510)	(32,139)	88	(48,248)	468	(47,780)

Accumulated other comprehensive (loss) income at November 27, 2016	(252,027)	(18,757)	(158,498)	1,968	(427,314)	9,433	(417,881)

Gross changes	30,125	(59,945)	40,151	3,379	13,710	105	13,815
Tax	(10,279)	23,084	(2,283)	(1,299)	9,223	—	9,223

Other comprehensive (loss) income, net of tax	19,846	(36,861)	37,868	2,080	22,933	105	23,038

Accumulated other comprehensive (loss) income at November 26, 2017	(232,181)	(55,618)	(120,630)	4,048	(404,381)	9,538	(394,843)

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

	Levi Strauss & Co.					Non- controlling Interest
	Pension and Post- retirement Benefits	Translation Adjustments		Unrealized Gain (Loss) on Marketable Securities
		Net Investment Hedges	Foreign Currency Translation		Total	Foreign Currency Translation	Totals
	(Dollars in thousands)
Gross changes	4,336	21,280	(43,479)	(1,488)	(19,351)	(234)	(19,585)
Tax	(1,178)	(5,549)	5,487	388	(852)	—	(852)
Other comprehensive (loss) income, net of tax	3,158	15,731	(37,992)	(1,100)	(20,203)	(234)	(20,437)

Accumulated other comprehensive (loss) income at November 25, 2018	$(229,023)	$(39,887)	$(158,622)	$2,948	$(424,584)	$9,304	$(415,280)

No material amounts were reclassified out of “Accumulated other comprehensive loss” into net income other than those that pertain to the Company’s pension and postretirement benefit plans. See Note 8 for additional information. These amounts are included in “Selling, general and administrative expenses” in the Company’s consolidated statements of income.

NOTE 16: OTHER INCOME (EXPENSE), NET

The following table summarizes significant components of “Other income (expense), net”:

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Foreign exchange management gains (losses)(1)	$11,167	$(41,167)	$15,860
Foreign currency transaction (losses) gains(2)	(7,498)	7,853	(7,166)
Interest income	9,400	3,380	1,376
Investment income	734	629	976
Other	4,455	2,313	7,177

Total other income (expense), net	$18,258	$(26,992)	$18,223

(1)

Gains and losses on forward foreign exchange contracts primarily result from currency fluctuations relative to negotiated contract rates. Gains in 2018 were primarily due to favorable currency fluctuations relative to negotiated contract rates on positions to sell the Euro and the British Pound. Losses in 2017 were primarily due to unfavorable currency fluctuations relative to negotiated contract rates on positions to sell the Mexican Peso, the Euro and the British Pound. Gains in 2016 were primarily due to favorable currency fluctuations relative to negotiated contract rates on positions to sell the Mexican Peso.

(2)

Foreign currency transaction gains and losses reflect the impact of foreign currency fluctuation on the Company’s foreign currency denominated balances. Gains in 2017 were primarily due to the strengthening of the Mexican Peso and Euro against the US dollar. Losses in 2016 were primarily due to the weakening of various currencies against the U.S. Dollar.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

NOTE 17: INCOME TAXES

The Company’s income tax expense was $214.8 million, $64.2 million and $116.1 million and the Company’s effective income tax rate was 43.0%, 18.4% and 28.5% for the years ended November 25, 2018, November 26, 2017 and November 27, 2016, respectively.

The Tax Act enacted in the United States on December 22, 2017 includes, among other items, a reduction in the federal corporate income tax rate from 35% to 21% and a deemed repatriation of foreign earnings.

The increase in the effective tax rate in 2018 as compared to 2017 was primarily driven by a one-time tax charge related to the impact of the Tax Act described above and proportionately less tax benefit from the lower tax cost of foreign operations, partially offset by the lower U.S. federal statutory tax rate. The decrease in the effective tax rate in 2017 as compared to 2016 was primarily due to additional net foreign tax credits from repatriations from foreign operations as compared to 2016 and release of valuation allowances on deferred tax assets of foreign subsidiaries, primarily Japan.

The Company’s income tax expense differed from the amount computed by applying the U.S. federal statutory income tax rate of 22.4% to income before income taxes as follows:

	Year Ended
	November 25, 2018		November 26, 2017		November 27, 2016
	(Dollars in thousands)
Income tax expense at U.S. federal statutory rate	$111,755	22.4%	$122,073	35.0%	$142,541	35.0%
State income taxes, net of U.S. federal impact	11,102	2.2%	7,598	2.2%	6,943	1.7%
Change in valuation allowance	(9,239)	(1.9)%	(9,624)	(2.8)%	—	—%
Impact of foreign operations	(21,674)	(4.3)%	(50,650)	(14.5)%	(28,727)	(7.1)%
Reassessment of tax liabilities	(12,552)	(2.5)%	(5,553)	(1.6)%	(2,387)	(0.6)%
Stock-based compensation(1)	(10,715)	(2.1)%	(5,602)	(1.6)%	—	—%
Deduction related to subsidiaries	—	—%	—	—%	(6,788)	(1.7)%
Other, including non-deductible expenses(1)	2,742	0.5%	5,983	1.7%	4,469	1.2%
Impact of US Tax Act	143,359	28.7%	—	—%	—	—%

Total	$214,778	43.0%	$64,225	18.4%	$116,051	28.5%

(1)	Classification of stock-based compensation for 2017 has been conformed to the November 25, 2018 presentation.

Impact of foreign operations.    The tax rate benefit in 2018 decreased as compared to 2017 primarily because the new U.S. federal income tax rate more closely aligns with the tax rates in our foreign jurisdictions. The tax rate benefit in 2017 as compared to 2016 is due to $32.0 million impact resulting from favorable mix of earnings in jurisdictions with lower effective tax rates and $18.6 million from actual and deemed repatriation of foreign earnings.

Release of Valuation Allowance.    The $9.2 million tax benefit in 2018 is primarily due to the release of valuation allowances on deferred tax assets of certain foreign subsidiaries, primarily in Japan where management concluded that it is more likely than not that such assets will be realized.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Reassessment of tax liabilities.    The $12.6 million tax benefit in 2018 is primarily attributable to finalization of a foreign audit. The $5.6 million tax benefit in 2017 is primarily attributable to the remeasurement of a tax position and the lapse of statutes of limitations in various jurisdictions.

Deduction related to subsidiaries.    In 2016, the $6.8 million benefit is primarily related to a discrete tax benefit attributable to deductions for worthless debts in a consolidated subsidiary.

The U.S. and foreign components of income before income taxes were as follows:

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Domestic	$151,229	$67,407	$189,478
Foreign	348,793	281,374	217,782

Total income before income taxes	$500,022	$348,781	$407,260

Income tax expense consisted of the following:

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
U.S. Federal
Current	$12,468	$7,936	$7,122
Deferred	126,210	1,240	66,840

	$138,678	$9,176	$73,962

U.S. State
Current	$6,447	$3,441	$2,097
Deferred	4,655	4,157	4,846

	$11,102	$7,598	$6,943

Foreign
Current	$61,605	$53,334	$40,754
Deferred	3,393	(5,883)	(5,608)

	$64,998	$47,451	$35,146

Consolidated
Current	$80,520	$64,711	$49,973
Deferred	134,258	(486)	66,078

Total income tax expense	$214,778	$64,225	$116,051

The Tax Act was enacted in the United States on December 22, 2017. The Tax Act introduced many changes, including lowering the U.S. corporate tax rate from 35% to 21%, changes in incentives, provisions to prevent U.S. base erosion and significant changes in the taxation of international income, and provisions which allow for the repatriation of foreign earnings without U.S. tax. By operation of tax law, the Company applied a blended U.S. statutory federal income tax rate of 22.4% for fiscal year

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

2018 based on the pro rata number of days in the fiscal year before and after the effective date of the Tax Act. The enactment of the Tax Act resulted in a charge of $143.4 million to tax expense for the year ended November 25, 2018. This charge was comprised of a $95.6 million re-measurement of the Company’s deferred tax assets and liabilities based on the lower rates at which they are expected to reverse in the future, a $37.5 million one-time U.S. transition tax on undistributed foreign earnings, and a $10.3 million charge related to foreign and state tax costs associated with the future remittance of undistributed earnings of foreign subsidiaries.

Deferred Tax Assets and Liabilities

The Company’s deferred tax assets and deferred tax liabilities were as follows:

	November 25, 2018	November 26, 2017
	(Dollars in thousands)
Deferred tax assets
Foreign tax credit carryforwards	$133,620	$123,593
State net operating loss carryforwards	9,708	8,302
Foreign net operating loss carryforwards	52,327	59,157
Employee compensation and benefit plans	144,597	214,798
Advance royalties	22,366	46,757
Accrued liabilities	22,119	29,169
Sales returns and allowances	20,342	39,030
Inventory	9,985	19,553
Property, plant and equipment	11,380	8,826
Unrealized foreign exchange gains or losses	5,467	23,058
Other(1)	9,749	18,197

Total gross deferred tax assets	441,660	590,440
Less: Valuation allowance	(21,970)	(38,692)

Deferred tax assets, net of valuation allowance	419,690	551,748

Deferred tax liabilities
U.S. Branches(1)	(19,107)	(17,128)
Residual tax liability on unremitted foreign earnings	(5,737)	—

Total deferred tax liabilities	(24,844)	(17,128)

Total net deferred tax assets	$394,846	$534,620

(1)	Classification of U.S. Branch deferred taxes for 2017 has been conformed to the November 25, 2018 presentation.

Foreign tax credit carryforwards.    The foreign tax credit carryforwards at November 25, 2018, are subject to expiration through 2027 if not utilized.

Foreign net operating loss carryforwards.    As of November 25, 2018, the Company had a deferred tax asset of $51.4 million for foreign net operating loss carryforwards of $192.4 million. Of these operating losses $91.4 million are subject to expiration through 2028. The remaining $101.0 million are available as indefinite carryforwards under applicable tax law.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Valuation Allowance.     The following table details the changes in valuation allowance during the year ended November 25, 2018:

	Valuation Allowance at November 26, 2017	Changes in Related Gross Deferred Tax Asset	Change / (Release)	Valuation Allowance at November 25, 2018
	(Dollars in thousands)
U.S. state net operating loss carryforwards	$1,520	$576	$—	$2,096
Foreign net operating loss carryforwards and other foreign deferred tax assets	37,172	(1,056)	(16,242)	19,874

	$38,692	$(480)	$(16,242)	$21,970

At November 25, 2018, the Company’s valuation allowance primarily related to its gross deferred tax assets for state and foreign net operating loss carryforwards, which reduced such assets to the amount that will more likely than not be realized. The $16.2 million release during 2018 was attributable to the release of valuation allowances on deferred tax assets, primarily in Japan.

Unremitted earnings of certain foreign subsidiaries.    The Company historically provided for U.S. income taxes on the undistributed earnings of foreign subsidiaries unless they were considered indefinitely reinvested outside the United States. At November 26, 2017, the Company asserted indefinite reinvestment on $264 million of undistributed foreign earnings and did not record any deferred tax liability with respect to the undistributed foreign earnings. These and other undistributed foreign earnings were subject to the U.S. one-time mandatory transition tax and are eligible to be repatriated to the United States without additional U.S. tax under the Tax Act. The Company has reevaluated its historic indefinite reinvestment assertion as a result of the enactment of the Tax Act and determined that any historical undistributed earnings through November 25, 2018 of foreign subsidiaries are no longer considered to be indefinitely reinvested. The Company has recorded a $10.3 million deferred tax expense related to foreign and state tax costs associated with the future remittance of these undistributed earnings of foreign subsidiaries.

Taxes due under the GILTI provision.    The Tax Act also includes a provision to tax global intangible low-taxed income (“GILTI”) of foreign subsidiaries, which will be effective for the Company beginning in fiscal year 2019. In accordance with U.S. GAAP, the Company has made an accounting policy election to treat taxes due under the GILTI provision as a current period expense.

Uncertain Income Tax Positions

As of November 25, 2018, the Company’s total gross amount of unrecognized tax benefits was $26.6 million, of which $24.2 million could impact the effective tax rate, if recognized, as compared to November 26, 2017, when the Company’s total gross amount of unrecognized tax benefits was $33.8 million, of which $28.1 million could have impacted the effective tax rate, if recognized.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

The following table reflects the changes to the Company’s unrecognized tax benefits for the year ended November 25, 2018 and November 26, 2017:

	November 25, 2018	November 26, 2017
	(Dollars in thousands)
Unrecognized tax benefits beginning balance	$33,786	$29,053
Increases related to current year tax positions	3,657	4,779
Increases related to tax positions from prior years	5,686	5,625
Decreases related to tax positions from prior years	(13,731)	(4,050)
Settlement with tax authorities	—	—
Lapses of statutes of limitation	(1,811)	(1,956)
Other, including foreign currency translation	(993)	335

Unrecognized tax benefits ending balance	$26,594	$33,786

The Company evaluates all domestic and foreign audit issues and believes that it is reasonably possible that total gross unrecognized tax benefits could decrease by as much as $1.2 million within the next twelve months.

As of November 25, 2018 and November 26, 2017, accrued interest and penalties primarily relating to non-U.S. jurisdictions were $2.7 million and $2.5 million, respectively.

The Company files income tax returns in the United States and in various foreign (including Belgium, Hong Kong and Mexico), state and local jurisdictions. With few exceptions, examinations have been completed by tax authorities or the statute of limitations has expired for United States federal, foreign, state and local income tax returns filed by the Company for years through 2008.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

NOTE 18: EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic earnings per share attributable to common stockholders is calculated by dividing net income attributable to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share attributable to common stockholders adjusts the basic earnings per share attributable to common stockholders and the weighted-average number of common shares outstanding for the potentially dilutive impact of restricted stock units and stock appreciation rights using the treasury stock method. The following table sets forth the computation of our basic and diluted earnings per share as follows:

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands, except per share amounts)
Numerator:
Net income attributable to Levi Strauss & Co.	$283,142	$281,403	$291,052
Denominator:
Weighted-average common shares outstanding—basic	377,139,847	376,177,350	375,141,560
Dilutive effect of stock awards	11,467,514	8,160,980	7,711,390

Weighted-average common shares outstanding—diluted	388,607,361	384,338,330	382,852,950
Earnings per common share attributable to common stockholders:
Basic	$0.75	$0.75	$0.78
Diluted	$0.73	$0.73	$0.76
Anti-dilutive securities excluded from calculation of diluted earnings per share attributable to common stockholders	755,550	9,045,540	7,135,750

NOTE 19: RELATED PARTIES

Charles V. Bergh, President and Chief Executive Officer, Peter E. Haas Jr., a director of the Company, Elizabeth O’Neill, Executive Vice President and President of Product, Innovation and Supply Chain, and Marc Rosen, Executive Vice President and President of Direct-to-Consumer, are board members of the Levi Strauss Foundation, which is not a consolidated entity of the Company. Seth R. Jaffe, Executive Vice President and General Counsel, is Vice President of the Levi Strauss Foundation. During fiscal years 2018, 2017, and 2016, the Company donated $7.5 million, $7.3 million, and $6.9 million, respectively, to the Levi Strauss Foundation.

NOTE 20: BUSINESS SEGMENT INFORMATION

The Company manages its business according to three regional segments: the Americas, Europe and Asia. The Company considers its chief executive officer to be the Company’s chief operating decision maker. The Company’s chief operating decision maker manages business operations, evaluates performance and allocates resources based on the regional segments’ net revenues and operating income. The Company reports net trade receivables and inventories by segment as that information is used by the chief operating decision maker in assessing segment performance. The

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Company does not report its other assets by segment as that information is not used by the chief operating decision maker in assessing segment performance.

Effective as of the beginning of 2017, certain of the Company’s global expenses that support all regional segments, including global e-commerce infrastructure and global brand merchandising, marketing and design, previously recorded centrally in the Americas segment and Corporate expenses, are now allocated to the three regional business segments and reported in operating results. Business segment information for the prior-year period has been revised to reflect the change in presentation.

Business segment information for the Company is as follows:

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Net revenues:
Americas	$3,042,664	$2,774,050	$2,683,008
Europe	1,646,236	1,312,276	1,091,362
Asia	886,540	817,704	778,369

Total net revenues	$5,575,440	$4,904,030	$4,552,739

Operating income:
Americas(1)	$551,380	$529,310	$507,802
Europe(2)	292,903	198,662	154,829
Asia	86,573	78,257	80,862

Regional operating income	930,856	806,229	743,493
Corporate:
Restructuring-related charges	—	—	7,195
Other corporate staff costs and expenses(3)	393,796	339,060	274,091

Corporate expenses	393,796	339,060	281,286

Total operating income	537,060	467,169	462,207
Interest expense	(55,296)	(68,603)	(73,170)
Loss on early extinguishment of debt	—	(22,793)	—
Other income (expense), net	18,258	(26,992)	18,223

Income before income taxes	$500,022	$348,781	$407,260

(1)

Included in Americas’ operating income for the year ended November 27, 2016 is the recognition of $7.0 million benefit from resolution of a vendor dispute and related reversal of liabilities recorded in a prior period.

(2)

Included in Europe’s operating income for the year ended November 27, 2016 is a gain of $6.1 million related to the sale-leaseback of the Company’s distribution center in the United Kingdom in the second quarter of 2016.

(3)	Included in Corporate expenses for the year ended November 26, 2017 is the recognition of $8.3 million of stock-based compensation expense related to prior periods, for the correction of

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

the periods used for the recognition of expense associated with employees eligible to vest in awards after retirement.

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Depreciation and amortization expense:
Americas	$43,478	$37,802	$30,322
Europe	22,658	17,479	12,574
Asia	10,750	9,836	8,210
Corporate	43,319	52,270	52,772

Total depreciation and amortization expense	$120,205	$117,387	$103,878

	November 25, 2018
	Americas	Europe	Asia	Unallocated	Consolidated Total
	(Dollars in thousands)
Assets:
Trade receivables, net	$362,825	$102,989	$54,266	$14,084	$534,164
Inventories	468,258	188,430	148,335	78,750	883,773
All other assets	—	—	—	2,124,723	2,124,723

Total assets					$3,542,660

	November 26, 2017
	Americas	Europe	Asia	Unallocated	Consolidated Total
	(Dollars in thousands)
Assets:
Trade receivables, net	$322,712	$99,807	$52,029	$10,937	$485,485
Inventories	402,151	162,391	118,852	76,002	759,396
All other assets	—	—	—	2,112,957	2,112,957

Total assets(1)					$3,357,838

(1)	Certain insignificant amounts on the consolidated balance sheet from the year ended November 26, 2017 have been conformed to the November 25, 2018 presentation.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Geographic information for the Company was as follows:

	Year Ended
	November 25, 2018	November 26, 2017	November 27, 2016
	(Dollars in thousands)
Net revenues:
United States	$2,546,907	$2,347,860	$2,302,668
Foreign countries	3,028,533	2,556,170	2,250,071

Total net revenues	$5,575,440	$4,904,030	$4,552,739

Net deferred tax assets:
United States	$313,644	$450,270	$444,295
Foreign countries	84,147	87,653	78,806

Total net deferred tax assets	$397,791	$537,923	$523,101

Long-lived assets:
United States	$335,705	$312,656	$311,358
Foreign countries	154,767	141,660	108,332

Total long-lived assets	$490,472	$454,316	$419,690

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

NOTE 21: QUARTERLY FINANCIAL DATA (UNAUDITED)

Set forth below are the consolidated statements of operations for the first, second, third and fourth quarters of 2018 and 2017.

Year Ended November 25, 2018	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share amounts)
Net revenues	$1,343,685	$1,245,742	$1,394,153	$1,591,860
Cost of goods sold	605,561	574,865	652,591	744,448

Gross profit	738,124	670,877	741,562	847,412
Selling, general and administrative expenses	564,025	594,353	582,953	719,584

Operating income	174,099	76,524	158,609	127,828
Interest expense	(15,497)	(14,465)	(15,697)	(9,637)
Other (expense) income, net	(9,577)	13,653	(3,032)	17,214

Income before income taxes	149,025	75,712	139,880	135,405
Income tax expense (benefit)	167,654	(1,320)	10,299	38,145

Net (loss) income	(18,629)	77,032	129,581	97,260
Net (income) loss attributable to noncontrolling interest	(383)	(2,100)	543	(162)

Net (loss) income attributable to Levi Strauss & Co.	$(19,012)	$74,932	$130,124	$97,098

Earnings per common share attributable to common stockholders:
Basic	$(0.05)	$0.20	$0.34	$0.26
Diluted	$(0.05)	$0.19	$0.33	$0.25

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

Year Ended November 26, 2017	First Quarter	Second Quarter	Third Quarter(1)	Fourth Quarter
	(Dollars in thousands, except per share amounts)
Net revenues	$1,101,991	$1,067,855	$1,268,391	$1,465,793
Cost of goods sold	537,438	509,463	611,762	682,638

Gross profit	564,553	558,392	656,629	783,155
Selling, general and administrative expenses	456,213	495,741	510,309	633,297

Operating income	108,340	62,651	146,320	149,858
Interest expense	(19,934)	(17,895)	(14,476)	(16,298)
Loss on early extinguishment of debt	—	(22,793)	—	—
Other income (expense), net	408	(18,087)	(14,734)	5,421

Income before income taxes	88,814	3,876	117,110	138,981
Income tax expense (benefit)	28,693	(13,847)	27,631	21,748

Net income	60,121	17,723	89,479	117,233
Net loss (income) attributable to noncontrolling interest	22	(207)	(1,487)	(1,481)

Net income attributable to Levi Strauss & Co.	$60,143	$17,516	$87,992	$115,752

Earnings per common share attributable to common stockholders:
Basic	$0.16	$0.05	$0.23	$0.31
Diluted	$0.16	$0.05	$0.23	$0.30

(1)

The third quarter of 2017 includes an out-of-period adjustment which increased selling, general and administrative expenses by $9.5 million and decreased net income by $5.8 million. This item, which originated in prior years, relates to the correction of the periods used for the recognition of stock-based compensation expense associated with employees eligible to vest in awards after retirement.

NOTE 22: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 5, 2019, the date the financial statements were available to be issued.

The Company’s Board of Directors declared two cash dividends of $55 million each on January 30, 2019. The Company paid the first dividend in the first quarter of 2019 to the holders of record of the common stock at the close of business on February 8, 2019 and expects to pay the second dividend in the fourth quarter of 2019 to the holders of record of the common stock at the close of business on October 5, 2019.

Events subsequent to Original Issuance of Financial Statements

In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through February 13, 2019, and March 5, 2019, the date the financial statements were available to be reissued.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

FOR THE YEARS ENDED NOVEMBER 25, 2018, NOVEMBER 26, 2017 AND NOVEMBER 27, 2016

On February 12, 2019, the Company’s stockholders approved an amendment to the Company’s certificate of incorporation (the “Amendment”) to effect a ten-for-one stock split of all shares of the Company’s outstanding common stock, such that all each share of common stock, $0.01 par value becomes ten shares of common stock, $0.001 par value per share. In addition, the Amendment will increase the number of authorized shares of the Company’s common stock by 930,000,000 to 1,200,000,000. The Amendment became effective on March 4, 2019.

On February 12, 2019, the Company’s stockholders also approved the adoption of an amended and restated certificate of incorporation (“the IPO Certificate”) and amended and restated bylaws (the “IPO Bylaws”). The IPO Certificate provides for two classes of common stock; Class A common stock and Class B common stock. All common stock outstanding prior to the initial public offering will convert automatically into Class B common stock with par value $0.001, each with ten votes per share. Shares of Class A common stock with par value $0.001, each with one vote per share, will be sold in the initial public offering. Holders of Class B common stock can voluntarily convert their shares into Class A common stock if and when they wish to do so in order to sell their shares to the public. Transfers of Class B common stock will not result in conversion when made to a family member or controlled entity, as defined in the IPO Certificate. Other transfers to Class B common stock will generally result in the Class B common stock converting into Class A common stock.

On February 12, 2019, the Company’s stockholders approved the 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan will become effective once the registration statement in connection with the initial public offering is declared effective. The maximum number of shares of the Company’s Class A common stock that may be issued under the Company’s 2019 Equity Incentive Plan is 40,000,000 after giving effect to the ten-for-one stock split.

On February 12, 2019, the Company’s stockholders approved the 2019 Employee Stock Purchase Plan (the “2019 ESPP”). The 2019 ESPP will become effective once the registration statement in connection with the initial public offering is declared effective. The 2019 ESPP authorizes the issuance of 12,000,000 shares of the Company’s Class A common stock after giving effect to the ten-for-one stock split, with automatic increases.

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